

Eden G. Egziabher
Founder, Makina Cafe

2024 Notice of Annual Meeting of Stockholders and Proxy Statement

2023 Annual Report

P PayPal



Eden G. Egziabher

Makina Cafe
Long Island City, NY

Makina Cafe founder Eden Egziabher was raised amidst a vibrant mix of Ethiopian, Eritrean, and Italian cultures, creating a mosaic of flavors found on her menu. Eden relies on PayPal Zettle to allow New Yorkers to quickly and easily pay for their meals, and she loves the seamless experience of using PayPal to pay her vendors.



Message from Our President and CEO

Dear Stockholders, Colleagues, Customers and Partners:

Over the last two and a half decades, PayPal has been at the forefront of e-commerce innovation. In that time, our belief in the importance of embracing change has allowed us to evolve into who we are today – a global leader in commerce with a two-sided network at scale and steadfast commitment to serving our customers.

When I stepped into the role of PayPal's President and CEO last September, I knew that to unlock our full potential and drive durable, profitable growth we needed to be more focused and deliberate in every aspect of our business. Since then, I've spent time with PayPal's employees, customers, partners, and stockholders to learn about our greatest strengths, where we need to move faster, what we need to change, and how to instill a culture of innovation that returns PayPal to a position of strength.

I'm pleased with what we've been able to accomplish in such a short period of time to reposition PayPal for profitable growth. We've put in place a world-class leadership team and organized the business around the customers we serve – consumers, small businesses, and enterprises. We've narrowed our focus to the products and services that will have the greatest impact for our customers. And we've updated our mission to reflect the evolution of our purpose: revolutionizing commerce globally.

We're embracing our roots to reshape commerce for the consumers and merchants around the world who rely on PayPal each day – making it faster and simpler for people to connect with each other and make their money go further. Our entire organization is focused on durable growth priorities that will help solve our customers' most pressing needs and delight them in new ways. We aim to deliver a best-in-class personalized commerce experience, and drive engagement by creating a richer value proposition that makes PayPal the obvious choice for both consumers and businesses.

All the investments and improvements we will make this year are guided by a set of new operating principles that we believe will help us drive value creation over time. The principles we will follow are: start with the customer; focus on profitable growth; drive operating leverage over time; set measurable goals and communicate consistently; and maintain a strong balance sheet.

We're committed to increasing transparency and accountability, and investing in areas of our business that will drive profitable growth and margin expansion in the years ahead. However, it will take time for these new initiatives and operating model to produce results. 2024 is a transition year focused on execution and moving with velocity to put the organization on a path for long-term success. I know that we're on the right strategic path that will allow this company to fully embrace the future that awaits us.

I am grateful to our employees who have shown incredible resolve in solving our customers' greatest challenges and who are working tirelessly to transform PayPal. To our stockholders, customers, and partners, thank you for your continued support and belief in what we can achieve together.

Thank you.

Alex Chriss

Alex Chriss
President and CEO
April 9, 2024

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Message from Our Independent Board Chair

Dear PayPal Stockholders:

2023 was a pivotal year for PayPal as we welcomed Alex Chriss to our Company and to our Board. While steering the successful CEO search and transition, the Board worked closely with management to navigate a complex macroeconomic environment and deliver solid financial and operational results. Looking ahead, we are inspired by the energy and vision that the new leadership team brings to their roles, and we believe PayPal is well-positioned for future profitable growth.

Executive Leadership Transitions

One of the Board's key priorities in 2023 was to identify a next-generation leader capable of driving growth across the PayPal platform for years to come. After a rigorous search process, we were thrilled to find in Alex a seasoned executive steeped in technology and product leadership experience with an impressive and proven track record of growing businesses.

We are also pleased to have appointed new executives to lead our Finance and People functions, as well as our Global Markets, Small Business & Financial Services and Consumer business units. Their collective expertise, honed through leadership roles at preeminent companies, will be crucial to our path forward. In overseeing these executive transitions, the Board has redoubled our commitment to building relationships with new leaders and ensuring that each of our leaders is cultivating robust talent development processes and succession plans. With this strong leadership team now in place, PayPal is ready to embark on our next chapter of growth and expansion.

Board Composition & Oversight

Collectively, our Board's balanced and diverse mix of skill sets, experiences and perspectives enables proper oversight of our business as we continue to evolve and grow in a rapidly shifting competitive environment. In particular, the Board's thoughtful approach to risk oversight supports our enterprise-wide global risk and compliance program to safeguard our customers and our platform, which is of the utmost importance. Our Board is committed to continuous improvement, and the annual Board and committee self-evaluations play a critical role in ensuring the continued effectiveness of our Board and each committee.

Stakeholder Engagement

Robust, ongoing engagement with our stockholders, customers, employees, regulators and other stakeholders is crucial to informing the Board's decision-making process. Since our 2023 Annual Meeting, we've contacted investors representing approximately 50% of our common stock and have engaged with investors holding approximately 19% of our common stock. As part of these efforts, independent directors met with investors representing approximately 12% of our common stock. These discussions covered a variety of subjects, including board composition and oversight, executive compensation and corporate sustainability and impact topics. Stockholders' feedback provides the Board and management with invaluable perspectives, and we look forward to continuing this important dialogue with our stakeholders.

On behalf of our Board, thank you for your investment in PayPal. I look forward to discussing these developments further with you at the 2024 Annual Meeting on May 22, which will be held via live webcast at www.virtualshareholdermeeting.com/PYPL2024.

Sincerely yours,

John J. Donahoe
Independent Board Chair
April 9, 2024

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Table of Contents

Forward-Looking Statements

This proxy statement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including statements that involve expectations, plans or intentions (such as those relating to future business, future results of operations or financial condition, new or planned features or services, acquisitions or divestitures, or management strategies). These forward-looking statements can be identified by words such as "may," "will," "would," "should," "could," "expect," "anticipate," "believe," "estimate," "intend," "continue," "strategy," "future," "opportunity," "plan," "project," "forecast" and other similar expressions. These forward-looking statements involve risks and uncertainties that could cause our actual results and financial condition to differ materially from those expressed or implied in our forward-looking statements. Such risks and uncertainties include, among others, those discussed in the "Risk Factors," "Quantitative and Qualitative Disclosures about Market Risk" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections of our Annual Report on Form 10-K and Quarterly Reports on Form 10-Q. We do not intend, and undertake no obligation except as required by law, to update any of our forward-looking statements after the date of this proxy statement to reflect actual results, new information or future events or circumstances. Given these risks and uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.

Incorporation by Reference

All website addresses contained in this proxy statement are intended to provide inactive, textual references only. The content on, or accessible through, any website identified in this proxy statement is not a part of, and is not incorporated by reference into, this proxy statement or in any other report or document that we file with the Securities and Exchange Commission.



PayPal

PROXY STATEMENT

Notice of 2024 Annual Meeting of Stockholders

Wednesday, May 22, 2024
8:00 a.m. Pacific Time

Online at: **www.virtualshareholdermeeting.com/PYPL2024**

There is no physical location for the 2024 Annual Meeting.

ITEMS OF BUSINESS

1. Election of the 11 director nominees named in this proxy statement.
2. Advisory vote to approve named executive officer compensation.
3. Approval of the PayPal Holdings, Inc. 2015 Equity Incentive Award Plan, as Amended and Restated.
4. Ratification of the appointment of PricewaterhouseCoopers LLP as our independent auditor for 2024.
5. Consideration of two stockholder proposals, if properly presented at the Annual Meeting.
6. Such other business as may properly come before the Annual Meeting.

RECORD DATE

Wednesday, March 27, 2024 (the "Record Date")

Only stockholders of record at the close of business on the Record Date are entitled to receive notice of, and to vote at, the Annual Meeting.

PARTICIPATION IN VIRTUAL ANNUAL MEETING

We are pleased to invite you to participate in our Annual Meeting, which will be conducted exclusively online at www.virtualshareholdermeeting.com/PYPL2024. See "Important Information About PayPal's Virtual Annual Meeting" on the following page for additional information.

The Annual Meeting will begin promptly at 8:00 a.m. Pacific Time. The virtual meeting room will open at 7:45 a.m. Pacific Time for registration.

VOTING

Your vote is very important to us. Please act as soon as possible to vote your shares, even if you plan to participate in the Annual Meeting. For specific instructions on how to vote your shares, see "Frequently Asked Questions – Voting Information" beginning on page 116 of this proxy statement.

REVIEW YOUR PROXY STATEMENT AND VOTE IN ONE OF THREE WAYS:



INTERNET
Visit the website on your proxy card or voting instruction form

BY TELEPHONE
Call the telephone number on your proxy card or voting instruction form

BY MAIL
Sign, date and return your proxy card or voting instruction form in the enclosed envelope

Please refer to the enclosed proxy materials or the information forwarded by your bank, broker or other holder of record to see which voting methods are available to you.

By Order of the Board of Directors

Brian Y. Yamasaki
Secretary
April 9, 2024

This notice of Annual Meeting and proxy statement and form of proxy are being distributed and made available on or about April 9, 2024.

Important Notice Regarding the Internet Availability of Proxy Materials for the Annual Meeting of Stockholders To Be Held on May 22, 2024
This proxy statement and PayPal Holdings, Inc.'s 2023 Annual Report are available electronically at https://investor.pypl.com/financials/annual-reports/default.aspx and (with your 16-digit control number) at www.proxyvote.com.

Important Information About PayPal's Virtual Annual Meeting

PayPal's 2024 Annual Meeting will be conducted online only, via live webcast. Stockholders will be able to access the meeting live by visiting www.virtualshareholdermeeting.com/PYPL2024.

We have conducted efficient and effective virtual meetings since PayPal became an independent company in 2015. We intend to continue to ensure that our stockholders are afforded the same rights and opportunities to participate virtually as they would at an in-person meeting. We believe the virtual format makes it easier for stockholders to attend and participate fully and equally in the Annual Meeting because they can join with any Internet-connected device from any location around the world at no cost. Our virtual meeting format encourages participation and communication with our management, helps us engage with all stockholders regardless of size, resources or physical location, saves time and money, reduces our environmental impact and protects the health and safety of attendees.

Participating in the Virtual Annual Meeting

- Instructions on how to attend the virtual Annual Meeting are posted at www.virtualshareholdermeeting.com/PYPL2024.
- You may log in to the meeting platform beginning at 7:45 a.m. Pacific Time on May 22, 2024. The meeting will begin promptly at 8:00 a.m. Pacific Time.
- You will need the 16-digit control number provided in your proxy materials to attend the virtual Annual Meeting and listen live at www.virtualshareholdermeeting.com/PYPL2024.
- Stockholders of record and beneficial owners as of the March 27, 2024 Record Date may vote their shares electronically during the virtual Annual Meeting.
- On the date of the Annual Meeting, if you have questions about how to attend and participate or encounter any difficulties accessing the virtual meeting during the check-in or meeting time, please call 1-844-986-0822 (U.S.) or 1-303-562-9302 (International).

Additional Information About the Virtual Annual Meeting

- Stockholders may submit questions in advance of the meeting at www.proxyvote.com before 8:59 p.m. Pacific Time on May 21, 2024, or during the live meeting at www.virtualshareholdermeeting.com/PYPL2024.
- During the meeting's question and answer session, members of our executive management team and our Board Chair will answer questions (including those submitted in advance) as time permits.
- Our rules of conduct and procedure for the meeting generally provide that:
    - Management will answer stockholder questions after the formal meeting has concluded.
    - We limit each stockholder to one question so that we can answer questions from as many stockholders as possible. Questions should be succinct and cover only one topic per question. Questions from multiple stockholders on the same topic or that are otherwise related may be grouped, summarized and answered together. In addition, questions may be edited for brevity and grammatical corrections.
    - We do not intend to address any questions that are, among other things: irrelevant to the business of the Company or to the business of the Annual Meeting; related to material non-public information of the Company; related to personal matters or grievances; derogatory or otherwise in bad taste; repetitious statements already made by another stockholder; in furtherance of the stockholder's personal or business interests; or out of order or not otherwise suitable for the conduct of the Annual Meeting, in each case as determined by the Board Chair or Corporate Secretary in their reasonable discretion.
- If there are matters of individual concern to a stockholder and not of general concern to all stockholders, or if we are not able to answer all the questions submitted due to time constraints, stockholders may contact us separately after the meeting through our Investor Relations department by email at investorrelations@paypal.com.
- We will post questions and answers if applicable to the Company's business on our Investor Relations website as soon as practicable after the Annual Meeting. In addition, a replay of the meeting will be publicly available on our Investor Relations website after the meeting concludes.

Proxy Statement Summary

This summary highlights certain information contained elsewhere in this proxy statement for the 2024 Annual Meeting of Stockholders (the "Annual Meeting"). This summary does not contain all the information that you should consider, and you should read the entire proxy statement carefully before voting.

2024 Annual Meeting Information



TIME AND DATE
8:00 a.m. Pacific Time
on May 22, 2024



PLACE
Online at www.virtualshareholdermeeting.com/PYPL2024.
There is no physical location for the Annual Meeting.



RECORD DATE
March 27, 2024

Proposals to be Voted on and Board Voting Recommendations

Management Proposals	Recommendation of the Board	Page
1 Election of the 11 Director Nominees Named in this Proxy Statement	FOR each of the nominees	13
2 Advisory Vote to Approve Named Executive Officer Compensation ("say-on-pay" vote)	FOR	48
3 Approval of the PayPal Holdings, Inc. 2015 Equity Incentive Award Plan, as Amended and Restated	FOR	94
4 Ratification of the Appointment of PricewaterhouseCoopers LLP as Our Independent Auditor for 2024	FOR	107
Stockholder Proposals		
5 Stockholder Proposal – Report on Respecting Workforce Civil Liberties	AGAINST	110
6 Stockholder Proposal – Bylaw Amendment: Stockholder Approval of Director Compensation	AGAINST	112

Our 2023 Key Highlights

Key Executive Leadership Transitions

In February 2023, Dan Schulman announced his intention to retire from the role of President and CEO at year-end. The announcement was a catalyst for our leadership team transformation in 2023 and into 2024. Mr. Schulman's longstanding leadership at PayPal made a positive and lasting impact, and the Board was committed to identifying a successor with extensive product, technology, and global payments experience who would build on Mr. Schulman's contributions and be a next-generation leader, capable of driving growth across the PayPal platform for years to come. Largely in connection with the appointment of Mr. Schulman's successor, we reconstituted our leadership team in late 2023 and early 2024, positioning PayPal for its next phase of growth.

After a rigorous search process, Alex Chriss joined PayPal as President and CEO in September, followed by our new CFO, Jamie Miller, who joined in November. Mr. Chriss joined PayPal from Intuit and has extensive product, technology and global payments experience, which will enable him to drive growth across the PayPal platform for years to come. Ms. Miller was most recently Global CFO of EY and brings a proven track record of driving strong financial results and guiding both public and private companies through dynamic and meaningful transformation.

Additionally, PayPal further strengthened its next-generation leadership team by hiring seasoned leaders across several key roles, including Michelle Gill, who joined to serve as PayPal's Executive Vice President, General Manager of the newly formed Small Business & Financial Services Group; Diego Scotti, who joined as Executive Vice President, General Manager of our Consumer Group and Global Marketing & Communications; Isabel Cruz, who joined as Executive Vice President, Chief People Officer; and Suzan Kereere, who joined as President, Global Markets. These leadership appointments underscore PayPal's commitment to building a high-performing organization, with the goal of advancing innovation and solutions to better serve our customers and in turn drive more profitable growth.

Sound Financial and Operational Performance

In 2023, we delivered solid financial and operating results across our key performance metrics. This was accomplished during a period which saw the successful transition of multiple key leadership roles, accompanied by macroeconomic uncertainty, slowing e-commerce growth and continued geopolitical instability. We ended the year with 426 million active consumer and merchant accounts and $29.8 billion in revenue, an 8% increase compared to 2022. In 2023, we processed 25.0 billion payment transactions and $1.53 trillion in total payment volume across our platform, representing year-over-year increases of 12% and 13%, respectively.

We continued to execute a disciplined capital allocation strategy, returning $5 billion to stockholders through share repurchases in 2023, representing 119% of our free cash flow. In June 2023, we entered into a multi-year agreement with a global investment firm to sell up to €40 billion of our eligible consumer installment receivables portfolio, including a forward-flow arrangement for the sale of future originations, and sold $5.5 billion of loans receivable during the year in connection with this agreement. Additionally, we completed the divestiture of Happy Returns for $466 million in cash proceeds, enabling greater focus on our core business and strategic priorities. Our cost discipline efforts contributed to solid non-GAAP earnings per share and non-GAAP operating margin expansion in 2023.

This progress is a direct result of our sharpened focus, responsible innovation and enhanced cost discipline, which will enable us to execute against our core strategic priorities.

Performance Highlights

The following graphic summarizes key performance highlights for 2023. As described in the Compensation Discussion and Analysis below, in line with our pay-for-performance philosophy, a significant portion of executive compensation is tied to company performance. Notably, the 2023 PayPal Annual Incentive Plan featured both Revenue and Non-GAAP Operating Margin as performance criteria and performance-based restricted stock units granted in 2023 vest in part based on a metric related to Free Cash Flow.



Delivering solid revenue growth:	Focusing on engaged accounts:	Growing payment volume:	Efficiency and capital return contributing to earnings growth:
+8%	**426M**	**$1.53T**	**$5.10**
revenue increase from 2022 (spot basis)	active accounts (down 2% from 2022)	Total Payment Volume (up 13% from 2022)	non-GAAP EPS[1] growth (up 24% from 2022)

[1]   Non-GAAP Operating Margin, non-GAAP earnings per diluted share and Free Cash Flow are not financial measures prepared in accordance with generally accepted accounting principles ("GAAP"). For information on how we compute these non-GAAP financial measures and a reconciliation to the most directly comparable financial measures prepared in accordance with GAAP, please refer to "Appendix A: Reconciliation of Non-GAAP Financial Measures" in this proxy statement.

[2]   Adjusted free cash flow excludes the net impact of originating European buy now, pay later receivables as held for sale and the subsequent sale of these receivables.

2024 Director Nominees

The following tables provide summary information about our director nominees. All our 2024 director nominees are independent except Mr. Chriss, our President and CEO. Directors are elected annually by a majority of votes cast. The Board of Directors recommends that you vote "FOR" the election of each of the 11 nominees. See page 13 of this proxy statement for the proposal.

Directors	Name	Occupation	Diversity	Age	Director Since	Independent	Other Public Company Boards	Committee Memberships		
								ARC	COMP	GOV
	Rodney C. Adkins	President,3RAM Group LLC	D	65	2017	●	3	●		●
	Alex Chriss	President and CEO, PayPal Holdings, Inc.		46	2023		-			
	Jonathan Christodoro	Partner, Patriot Global Management, LP		47	2015	●	-		●	●
	John J. Donahoe	President and CEO, Nike, Inc.		63	2015	★	1			
	David W. Dorman	Former Non-Executive Board Chair of CVS Health Corporation		70	2015	●	1		☆	●
	Enrique Lores	President and CEO, HP Inc.	D	58	2021	●	1	●		
	Gail J. McGovern	President and CEO, American Red Cross	W	72	2015	●	1		●	☆

★ Independent Board Chair ☆ Committee Chair
ARC = Audit, Risk and Compliance Committee ("ARC Committee")
COMP = Compensation Committee
GOV = Corporate Governance and Nominating Committee
W = Woman
D = Diverse Ethnicity

Directors	Name	Occupation	Diversity	Age	Director Since	Independent	Other Public Company Boards	Committee Memberships		
								ARC	COMP	GOV
	Deborah M. Messemer	Former Major Market Managing Partner, KPMG	W	66	2019	●	2	●		
	David M. Moffett	Former CEO, Federal Home Loan Mortgage Corp.		72	2015	●	3	☆		
	Ann M. Sarnoff	Former Chair and CEO, WarnerMedia Studios & Networks Group	W	62	2017	●	-	●		
	Frank D. Yeary	Managing Member, Darwin Capital Advisors, LLC		60	2015	●	2	●		

★ Independent Board Chair   ☆ Committee Chair
ARC = Audit, Risk and Compliance Committee ("ARC Committee")
COMP = Compensation Committee
GOV = Corporate Governance and Nominating Committee
W = Woman
D = Diverse Ethnicity

As previously disclosed, Belinda Johnson has informed the Company that she will not stand for re-election as a director at the Annual Meeting. The Board anticipates that it will reduce the size of the Board to 11 directors effective immediately before the Annual Meeting.

In addition, the Company has announced that the Board intends to appoint Carmine Di Sibio as an independent director of the Company effective July 1, 2024. Mr. Di Sibio is currently Global Chair and CEO of EY ("EY") and has previously announced that he will retire from EY in June 2024. In accordance with EY policy and practice, he is only able to join a public company board upon his retirement. Accordingly, Mr. Di Sibio is not a director nominee in this Proxy Statement. We are providing this disclosure to be transparent with our stockholders and to highlight our continued focus on board refreshment. See "Corporate Governance—New Director to be Appointed After Annual Meeting" for Mr. Di Sibio's biography and additional information.

The Board and the Corporate Governance and Nominating Committee (the "Governance Committee") are committed to ensuring that the Board is composed of individuals who have highly relevant skills, professional experience and backgrounds, bring diverse viewpoints and perspectives and effectively represent the long-term interests of stockholders. Below is a snapshot of the diversity, skills and experience of our director nominees. For more information about our Board members, see "Director Experience, Expertise and Attributes" beginning on page 15 of this proxy statement.



Tenure[1]	Age	Gender	Ethnic Diversity
6 YRS average tenure of director nominees	**62** YRS average age of director nominees	**27**% of director nominees are women	**18**% of director nominees are ethnically diverse
■ 1-4 years ■ 5-8 years	■ < 60 years ■ 61-65 years ■ 66+ years	■ Women ■ Men ■ Did Not Disclose	■ Ethnically Diverse ■ White ■ Did Not Disclose

[1]   PayPal became an independent public company in July 2015.

Nominee Skills & Experience

6	**9**	**11**	**9**	**11**	**11**
Payments / Financial Services / FinTech	Technology / Innovation	Global Business	Go to Market	Senior Leadership	Business Development and Strategy

7	**3**	**11**	**10**	**11**	**10**
Regulatory / Governmental Risk Management and Compliance	Cybersecurity / Information Security Risk Management	Finance / Accounting	Environmental and Social Risk Management	Human Capital Management	Other Public Company Board Service

Corporate Governance Highlights

Corporate governance at PayPal is designed to promote the long-term interests of our stockholders, strengthen Board and management accountability, foster responsible decision-making, engender public trust and demonstrate PayPal's commitment to transparency, accountability, independence and diversity.

- 10 of 11 director nominees are independent
- Independent Board Chair with significant responsibilities
- All directors stand for annual election
- Simple majority vote standard for charter/bylaw amendments and mergers/business combinations
- Diverse Board in which 5 of 11 director nominees are women and/or from a diverse ethnic group
- Diverse characteristics considered in assessing Board composition include sexual orientation, ethnicity, nationality and cultural background
- Committed to actively seeking highly qualified women and individuals from underrepresented communities to include in the initial pool from which director nominees are chosen
- Annual performance self-evaluations by the full Board and each committee

- Majority vote standard for uncontested director elections
- Stockholder right to call a special meeting
- Regular review of Board and executive succession planning
- Strong stockholder engagement practices
- Director service limited to no more than four public company boards, including the PayPal Board
- Proxy access for qualifying stockholders
- Robust stock ownership requirements for our executives and directors
- Prohibition on hedging and pledging transactions by executive officers and directors
- Annual Global Impact Report disclosing our performance, progress and strategy on key non-financial risks and opportunities

To learn more about our corporate governance practices and policies, see page 23 of this proxy statement.

Stockholder Engagement

Outreach and Engagement	Contacted holders of **50%** of our common stock	Engaged with holders of **19%** of our common stock

Areas for Stockholder Focus	Board Composition and Succession Planning	Risk Management and Oversight	Executive Compensation	Corporate Sustainability and Impact ("CSI") Matters
Highlights of our Practices	• Governance Committee oversight and regular discussion of director succession and Board refreshment plans • Five directors added to the Board since 2017 • Board review of executive succession planning at least annually	• Robust Board oversight of ERCM program • Committees have clearly defined oversight responsibility of specific risks as outlined in committee charters • ARC Committee oversees and reviews overall risk management framework and reports to the full Board on risk matters, including cybersecurity and data privacy	• Compensation Committee evaluates the appropriateness of the Company's compensation-related performance metrics at least annually, taking into consideration the Company's overall strategy and stockholder feedback	• Alignment of CSI disclosures to established frameworks, including IFRS Foundation's Sustainability Accounting Standards Board ("SASB") standards and Task Force on Climate-Related Financial Disclosures ("TCFD") recommendations • Focus on promoting a culture of community, and ensuring alignment of our global talent and Belonging strategy

Stockholder conversations following our 2023 Annual Meeting provided significant input to the Compensation Committee's enhancements made to our executive compensation program as detailed on page 58 of the Compensation Discussion and Analysis ("CD&A").

Executive Compensation Highlights

Our key guiding principle for executive compensation is to closely align the compensation of our executives with the creation of long-term value for our stockholders. We also recognize that the creation of long-term stockholder value begins with attracting exceptionally talented leaders to our Company. 2023 was a transformative year for PayPal as we welcomed several new executives to our leadership team and provided attractive compensation opportunities to induce them to join. We also made several enhancements to our incentive compensation plans to increase focus on profitable growth. Finally, our 2023 incentive programs were designed to strike an appropriate balance between incentivizing top-line growth, profitability, non-financial business initiatives and stockholder value creation over both the short-term and long-term horizons.

To learn more about our executive compensation program, see the CD&A beginning on page 51 of this proxy statement.

Executive Transition-Related Compensation

The Compensation Committee took a thoughtful approach in establishing new hire awards to attract Mr. Chriss and Mses. Miller and Gill to join PayPal and ensure appropriate long-term alignment with stockholders. The offer letters provided to Mr. Chriss and Mses. Miller and Gill included two categories of compensation entitlements: (1) go-forward, ordinary course compensation arrangements and (2) special, non-recurring new hire awards. The non-recurring new hire awards were intended to incentivize Ms. Miller and Ms. Gill to join PayPal's next-generation leadership team. For Mr. Chriss, the non-recurring new hire awards were also intended to compensate him for a portion of the awards he forfeited in departing from his prior employer to join PayPal. The amounts and types of compensation for each of Mr. Chriss and Mses. Miller and Gill were determined carefully by the Compensation Committee, taking into consideration the NEO's experience, responsibilities, expertise, compensation at their prior employer, potential contributions to PayPal, the compensation received by the new NEO's predecessor at PayPal (if applicable), their competitive opportunities, and market compensation for their role with PayPal's compensation peer group.

The following table summarizes the go-forward compensation arrangements and special, non-recurring new hire awards for Mr. Chriss and Mses. Miller and Gill, which were intended to compensate them for awards they forfeited when joining PayPal or to induce them to accept our offers, as applicable:

NEO	Go-Forward Compensation Arrangements				Special, Non-Recurring New Hire Awards	
	Annual Base Salary Rate	Target Annual Incentive Plan Bonus as a Percentage of Annual Base Salary	Initial RSU Grant	Initial PBRSU Grant (at target)	Cash Sign-On Bonus	Make-Whole or Sign-On Incentive RSUs
Alex Chriss *President & Chief Executive Officer*	$1,250,000	200%	$16,750,000	$17,000,000	N/A	$10,000,000
Jamie Miller *EVP, Chief Financial Officer*	$ 750,000	125%	$ 6,250,000	$ 6,250,000	$6,000,000[1]	$ 2,000,000
Michelle Gill *EVP, General Manager – Small Business &* *Financial Services Group*	$ 750,000	125%	$ 6,250,000	$ 6,250,000	$2,000,000[1]	$ 2,000,000

1   50% of the Cash Sign-On Bonus was payable in cash within the first two pay periods following the NEO's start date, with the remaining 50% payable within two pay periods following the 6-month anniversary (each, an "installment"). If the NEO resigns or PayPal terminates the NEO's employment for cause: (a) on or before the first anniversary of the payment date of the first installment, the NEO must repay 100% of the first installment; (b) after the first anniversary of the payment date of the first installment and on or before the second anniversary of the payment date of the first installment, the NEO must repay the first installment, less 1/24th of the first installment for every full month of the NEO's active employment with PayPal following the NEO's start date; and (c) on or before the first anniversary of the payment date of the second installment, the NEO must pay back 100% of the second installment.

Mr. Chriss and Mses. Miller and Gill will not receive any equity grants during PayPal's 2024 rewards cycle, apart from their Initial RSU Grants, Initial PBRSU Grants and Sign-On Incentive RSUs.

To find additional details on new hire-related compensation, please see the CD&A section titled "Offer Letter Compensation for New NEOs" on page 53 of this proxy statement.

2024 Compensation Program Changes Informed by Investor Feedback

Informed by investor feedback, in January 2024, our Compensation Committee made the following enhancements to our incentive programs to strengthen pay for performance alignment, increase the focus on profitable growth, reduce burn rate (defined as the number of shares subject to equity awards granted during a given year divided by the basic weighted average number of common shares outstanding for that fiscal year) and address historical challenges experienced in connection with setting long-term performance goals.

Enhancements to 2024 PayPal Annual Incentive Plan

Enhancement	Rationale
Redesign the plan to fund the bonus pool based on company performance and determine employee payouts based on individual performance	Company-wide bonus pool and resulting employee bonus starting point to be based on company performance, strengthening pay and performance alignment; individual performance modifier will provide for better upwards or downwards differentiation when specifically warranted
Update metrics to Non-GAAP Operating Income and Transaction Margin Dollars (from Revenue and Non-GAAP Operating Margin)	Will more closely align performance goals to current Company strategy, including additional focus on driving profitable growth Additionally, stock-based compensation expense will be included in non-GAAP financial metric reporting, including Non-GAAP Operating Income, beginning in 2024
Move to 100% cash compensation for short-term incentive program	Will align actual payout with intended value to be delivered and reduce burn rate

Enhancements to 2024-2026 PBRSUS under Long-Term Incentive Program

Enhancement	Rationale
Move to relative total shareholder return (rTSR) metric, measured as compared to the S&P 500 (from FX-Neutral Revenue CAGR and Free Cash Flow CAGR), with the target for rTSR vs. the S&P 500 set at the 55th percentile	More closely aligns PBRSU payouts with long-term shareholder value while effectively motivating leaders to holistically execute during this transitional period while our strategy continues to evolve
Three-year performance period using three discrete measurement periods of 12, 24, and 36 months in calculating payout; no vesting prior to end of the full three-year vesting period. If absolute TSR achievement is negative for the 36-month period, the maximum shares an executive could earn would be capped at 100% of the target number of shares	Will minimize the potential impact of short-term share price volatility, while maximizing retention value over the entire vesting period; designed to enhance the program's durability and provide a holistic measure of long-term value creation during PayPal's strategic pivot

2023 Incentive Compensation Plan Outcomes

For 2023, the Compensation Committee approved incentive programs designed to strike an appropriate balance between incentivizing top-line growth, profitability, non-financial business initiatives, and stockholder value creation over both the short-term and long-term horizons.

Based on our 2023 results, our incentive plans paid out as follows:

2023 PayPal Annual Incentive Plan ("AIP" or "2023 AIP")

Under the AIP, 75% of the NEOs' target incentive was based on company performance. The following table shows the performance goals and actual performance achieved, as determined by the Compensation Committee.

Company Measure	Threshold (50% Payout)*	Target (100% Payout)*	Maximum (200% Payout)*	Actual Achieved	Actual Achieved (Percentage of Target Achieved)
Revenue (in $ billions)	$27.52	$28.42	$29.32	$29.77	200%
Non-GAAP Operating Margin	20.40%	22.40%	24.40%	22.43%	102%
				Company Performance Score of the AIP	151%

* Linear interpolation applies to revenue and Non-GAAP Operating Margin for results between specific goals.

The remaining 25% of the NEOs' target incentive under the AIP was based on individual performance. Payouts under the individual performance component of the AIP were 100% of target for each of our eligible NEOs.

2021-2023 PBRSUs

The following table shows the performance goals and actual performance achieved for the PBRSUs granted in 2021, which vested based on performance during a three-year performance period (the "2021-2023 PBRSUs").



Measure	Threshold (50% Payout)	Target (100% Payout)	Maximum (200% Payout)	Actual Achieved (Percentage of Target Achieved)
FX-Neutral Revenue CAGR	15.5%	17.5%	18.5%	0.0%
Free Cash Flow CAGR	13.0%	15.0%	16.0%	0.0%
			Aggregate Percent of Target Achieved	0.0%

Share Authorization Approval

At this year's Annual Meeting, the Company is asking stockholders to approve the amendment and restatement of the PayPal Holdings, Inc. 2015 Equity Incentive Award Plan (the "Equity Plan") in order to (i) increase the number of shares authorized for issuance under the Equity Plan by 20 million and (ii) remove the "inverse fungible share ratio" for future awards.

In determining to seek stockholder approval to increase the number of shares reserved for future issuance, the PayPal Compensation Committee and Board of Directors carefully considered a number of important factors, including:

- The Equity Plan supports a broad-based program that is critical to our ability to effectively compete for talented employees;
- Equity awards support our pay-for-performance philosophy;
- We have taken a responsible approach to the use of equity, including a number of recent steps that balance stockholder considerations regarding dilution and the vital role of equity in attracting and retaining the talent we need to implement our strategy;
- Our equity request reflects our market for talent; and
- Our strong governance practices protect stockholder interests.

Equity is a key element of compensation that is critical in the labor markets in which we compete, particularly within our technology function. Accordingly, the Board believes that approval of the equity plan amendment and restatement to authorize additional shares is in the best interests of the Company and its stockholders.

Corporate Sustainability and Impact

Our governance framework is designed to provide sound company oversight, drive Board and management accountability and demonstrate PayPal's commitment to transparency. We seek to apply the same approach to the oversight, management and implementation of the Company's corporate sustainability and impact ("CSI") strategy. Our cross-functional program is managed by executive leaders and implemented through guidance and direction provided by the CSI steering committee. Representatives from the CSI steering committee brief Board committees and executive management on CSI matters periodically and meet with a subcommittee of the Enterprise Risk Management Committee at least annually to review current and emerging CSI-related risk topics.

Oversight	Management
Our Board of Directors is actively engaged on CSI matters that impact business strategy.	Our executive management directs and manages the execution of our enterprise-wide CSI strategy to help ensure non-financial risks and opportunities are appropriately integrated across the enterprise, including through the Enterprise Risk and Compliance Management Program (ERCM Program)
• **Governance Committee:** Oversight of PayPal's management of CSI topics, including overall CSI strategy, risks and opportunities, stakeholder engagement and programs and initiatives in social innovation and environmental sustainability	**Implementation**
• **ARC Committee:** Oversight of the Company's risk framework and enterprise-wide compliance program, including cybersecurity and privacy matters	A CSI steering committee and cross-functional working groups with representatives from more than 20 functions are responsible for overall program implementation
• **Compensation Committee:** Oversight of the Company's strategies and responsibilities related to human capital (global talent) management, including diversity and inclusion, pay equity efforts and corporate culture	

PayPal recognizes the importance of operating our business in a responsible and sustainable manner. We believe the effective management of key non-financial risks and opportunities plays a role in furthering our strategy and helps to create value for our stockholders, customers, employees and other stakeholders. For more information on our CSI strategy and program, see "Corporate Sustainability and Impact Oversight and Management" beginning on page 40 of this proxy statement, and our most recent Global Impact Report, which is available at https://investor.pypl.com/csi-strategy.

PROPOSAL 1:
Election of Directors

Based upon a review of their skills, qualifications, expertise and characteristics, the Board has nominated 11 of our current directors for election at the Annual Meeting, to serve until our 2025 Annual Meeting of Stockholders and until their successors are elected and qualified. Each director nominee is independent except Mr. Chriss, our President and CEO. Each of our current directors other than Mr. Chriss has been previously elected by our stockholders. As previously disclosed, Ms. Johnson has informed the Company that she will not stand for re-election as a director at the Annual Meeting. The Board anticipates that it will reduce the size of the Board to 11 directors effective immediately before the Annual Meeting.

We expect that each director nominee will be able to serve if elected. If any director nominee is unable or unwilling to serve at the time of the Annual Meeting, the current Board may identify a substitute nominee to fill the vacancy, reduce the size of the Board or leave a vacancy to fill at a later date.

Directors must be elected by a majority of the votes cast in uncontested elections, which has been our voting standard since we became an independent public company in 2015. This means that the number of votes cast "FOR" a director nominee must exceed the number of votes cast "AGAINST" that nominee. (For more information, see "Frequently Asked Questions – Voting Information" on page 116 of this proxy statement.) Each director has submitted an advance, contingent, irrevocable resignation that the Board may accept if stockholders do not re-elect that director. After the certification of any such stockholder vote, the Governance Committee or a committee composed solely of independent directors that does not include the director who was not re-elected will determine whether to accept the director's resignation. We will publicly disclose any such decision and the rationale behind it.

Director Nominees

The Governance Committee is responsible for recommending to the Board the qualifications for Board membership and for identifying, assessing and recommending qualified director candidates for the Board's consideration. The Board's membership qualifications and nomination procedures are set forth in the Governance Guidelines for the Board of Directors ("Governance Guidelines"). Nominees may be suggested by directors, management, stockholders or by a third-party firm.

The Governance Committee and the Board have evaluated each of the director nominees and concluded that it is in the best interests of the Company and its stockholders for each of these individuals to continue to serve as a director. The Board believes that each director nominee has a strong track record of being a responsible steward of stockholders' interests and brings extraordinarily valuable insight, perspective and expertise to the Board.

To ensure that the Board continues to evolve and be refreshed in a manner that serves the changing business and strategic needs of the Company, the Governance Committee annually reviews with the Board the applicable skills, qualifications, expertise and characteristics of Board nominees in the context of the current Board composition and Company circumstances. The Governance Committee evaluates whether each director demonstrates several key attributes and provides significant and meaningful contributions to the Board. These factors include:

- Highly relevant professional experience in payments, financial services, financial technology ("FinTech"), technology, innovation, global business, business development, strategy, legal, regulatory, government, cybersecurity, information security, finance, accounting, consumer, sales, marketing, brand management, talent (human capital) management and/or environmental and social risk management matters;
- Relevant senior leadership/CEO experience;
- Experience and expertise that complement the skill sets of the other director nominees;
- High degree of character and integrity and ability to contribute to strong Board dynamics;
- Highly engaged and able to commit the time and resources needed to provide active oversight of PayPal and its management;
- Sound business judgment; and
- Commitment to enhancing stockholder value.

In addressing the overall composition of the Board, the Governance Committee considers how each director contributes to the Board's diversity in terms of gender, sexual orientation, race, ethnicity, nationality, cultural background and age, in addition to the skills, qualifications and expertise that they bring to the Board.

Descriptions of Skills and Attributes

We apply the following standards to determine whether a nominee possesses each of the skills and attributes chart below.

Experience, Expertise and Attributes	Definition
Payments / Financial Services / FinTech	Experience developing business strategies that strengthen and enable financial services, including payment services and infrastructure, banking, and technology platforms.
Technology / Innovation	Possesses knowledge and insights into developing or operating technology businesses, product development and new business models, and anticipating technological trends and driving innovation.
Global Business	Demonstrated ability to drive growth in markets around the world, including an understanding of diverse competitive and operating environments, economic conditions, regulatory frameworks and cultures.
Go to Market	Experience in developing strategies to grow sales and market share, executing marketing campaigns, building brand awareness and overall preference among customers, and enhancing the reputation of a business at significant scale.
Senior Leadership	CEO or other significant senior leadership experience, with a practical understanding of organizations, processes, strategic planning and risk management to assess, develop and implement business strategy, planning, and operations.
Business Development and Strategy	Experience driving growth through strategic partnerships or business combinations, including assessment of potential partners and targets for strategic and cultural fit, structuring and negotiating agreements, and integrating and streamlining operations.
Regulatory / Governmental Risk Management and Compliance	Knowledge of and experience with navigating complex legal and regulatory issues, compliance obligations and governmental policies in multiple jurisdictions, including engagement with legislators and regulatory bodies.
Cybersecurity / Information Security Risk Management	Operational management or oversight of cybersecurity, information security data privacy, or expertise and understanding of how those issues affect business operations, risk management or compliance.
Finance / Accounting	Oversight or management of the capital structure, financing and investing activities, and financial reporting and internal controls of a sophisticated and complex global business.
Environmental and Social Risk Management	An understanding of effective management and disclosure of risks and opportunities around environmental sustainability, social aspects of business models and activities, and key governance practices that align with stockholder value creation and stakeholder expectations.
Human Capital Management	Experience managing or overseeing the business function that attracts, motivates, develops and retains qualified personnel in a competitive talent environment and fostering a corporate culture that encourages and promotes accountability, performance and belonging.
Other Public Company Board Service	Insight into ensuring strong board and management accountability, protecting stockholder interests, overseeing enterprise risk and adhering to leading governance practices.

Director Experience, Expertise and Attributes

Our Board skills matrix identifies the core skills, expertise and attributes of each director that we consider most relevant in light of our current business strategy and structure. For more information on the qualifications that each director nominee brings to our Board, see the nominee biographies beginning on page 17 of this proxy statement.

Experience, Expertise and Attributes	Adkins	Chriss	Christodoro	Donahoe	Dorman	Lores	McGovern	Messemer	Moffett	Sarnoff	Yeary	Total Directors
Payments / Financial Services / FinTech		●	●	●				●	●		●	6
Technology / Innovation	●	●	●	●	●	●	●	●		●		9
Global Business	●	●	●	●	●	●	●	●	●	●	●	11
Go to Market	●	●	●	●	●	●	●	●		●		9
Senior Leadership	●	●	●	●	●	●	●	●	●	●	●	11
Business Development and Strategy	●	●	●	●	●	●	●	●	●	●	●	11
Regulatory / Governmental Risk Management and Compliance			●	●			●	●	●	●	●	7
Cybersecurity / Information Security Risk Management	●			●	●							3
Finance / Accounting	●	●	●	●	●	●	●	●	●	●	●	11
Environmental and Social Risk Management	●	●	●	●	●	●	●	●	●		●	10
Human Capital Management	●	●	●	●	●	●	●	●	●	●	●	11
Other Public Company Board Service	●		●	●	●	●	●	●	●	●	●	10

Focus on Board Refreshment and Diversity

The Governance Committee regularly oversees and plans for director succession and Board refreshment. The Board values succession and refreshment over time as critical components to maintaining an appropriate balance of tenure, diversity, skills and experience needed to promote and support the Company's long-term strategy. The Board believes that having a mix of experienced directors with a deep understanding of the Company and newer directors who bring fresh perspectives and innovative ideas provides significant benefits to the Company in driving and overseeing its strategy and operations and managing key risks. The Board does not believe in a specific limit for the overall length of time a director may serve. Directors who have served on the Board for an extended period can provide valuable insight into the operations and future of the Company based on their experience with, and understanding of, the Company's history, policies and objectives.

The Governance Committee values diversity as a factor in selecting nominees. When searching for new directors, the Governance Committee actively seeks out highly qualified women and individuals from underrepresented communities to include in the initial pool from which Board nominees are chosen. In keeping with this commitment to diversity and inclusion, our 11 director nominees include three people who identify as women, one person who identifies as African American or Black and one person who identifies as Hispanic or Latinx and White.

Our active Board refreshment process has resulted in a strong mix of diversity and independence, which contributes to effective oversight of management and the Company.

Board Diversity Matrix (as of April 9, 2024)			
Total Number of Directors		12	
Part I: Gender Identity			
	Female	**Male**	**Did Not Disclose**
Directors	4	7	1
Part II: Demographic Background			
African American or Black	-	1	-
White	4	4	-
Two or More Races or Ethnicities	-	1	-
Did Not Disclose Demographic Background	-	-	2

Stockholder Recommendations and Nominations

Stockholders who would like the Governance Committee to consider their recommendations for director nominees should submit their recommendations in writing by mail to the Governance Committee in care of our Corporate Secretary at PayPal Holdings, Inc., 2211 North First Street, San Jose, California 95131, stating the candidate's name and qualifications for Board membership. Any such recommendation by a stockholder will receive the same consideration by the Governance Committee as other suggested nominees.

Subject to the nominating stockholder's compliance with the Company's certificate of incorporation and bylaws and, if applicable, Exchange Act Rule 14a-19, candidates nominated by a stockholder will be included on a universal proxy card. Such inclusion is not an endorsement of the stockholder nominee.

In addition, our Restated Certificate of Incorporation and Bylaws provide proxy access rights that permit eligible stockholders to nominate candidates for election to the Board in the Company's proxy statement. These proxy access rights permit a stockholder, or group of up to 20 stockholders, owning 3% or more of the Company's outstanding common stock continuously for at least three years to nominate and include in the Company's proxy materials director nominees constituting up to 20% of the Board, provided that the stockholder(s) and nominee(s) satisfy the requirements and procedures described in our Restated Certificate of Incorporation and Bylaws.

Director Biographies



RODNEY C. ADKINS
President of 3RAM Group LLC
INDEPENDENT

Board Committees:	Director since:	Age:
• ARC • Governance	September 2017	65

Experience, Skills and Qualifications Relevant to Nomination Includes:

- Extensive experience in the technology industry including leadership positions in multiple business units within IBM, including emerging technologies, strategy, global business operations, innovation, product development and brand management
- Significant experience in corporate finance, financial statements and accounting
- In-depth expertise in corporate governance matters as a board member of other public companies
- Expertise in supply chain, procurement and global trade

Other Public Company Boards:

- United Parcel Service, Inc. since 2013
- W.W. Grainger, Inc. since July 2014
- Avnet, Inc. (Chair) since 2015

Former Public Company Boards within Last Five Years:

- PPL Corporation from August 2014 to May 2019

Career Highlights:

- President of 3RAM Group LLC, a privately held company specializing in capital investments, business consulting services and property management since January 2015
- Spent over 30 years at International Business Machines Corporation ("IBM") in various development and management roles, including Senior Vice President of Corporate Strategy from April 2013 to April 2014, Senior Vice President of Systems and Technology Group from October 2009 to April 2013, Senior Vice President of Development & Manufacturing from May 2007 to October 2009 and Vice President of Development of IBM Systems and Technology Group from December 2003 to May 2007



ALEX CHRISS
President and Chief Executive Officer of PayPal

Board Committees:	Director since:	Age:
• None	September 2023	46

Experience, Skills and Qualifications Relevant to Nomination Includes:

- Extensive product, technology and global payments experience
- Deep expertise in leading high-growth businesses focused on customer-driven innovation

Other Public Company Boards:

- None

Former Public Company Boards within Last Five Years:

- None

Career Highlights:

- President and Chief Executive Officer of PayPal since September 2023
- Executive Vice President and General Manager, Small Business and Self-Employed, of Intuit Inc. from January 2019 to September 2023
- Led a global organization responsible for delivering QuickBooks and Mailchimp to millions of customers and for more than half of Intuit's revenue
- Led Intuit's successful acquisition of Mailchimp, significantly expanding the capacity of Intuit's platform and its customer base
- Senior Vice President and Chief Product Officer, Small Business organization of Intuit from January 2017 to December 2018
- Managed the full suite of QuickBooks products, including payroll and payments platform segments
- Vice President and General Manager, Self-Employed segment of Small Business division of Intuit, Inc. from August 2013 to December 2016
- Various positions of increasing responsibility at Intuit, Inc. from July 2004 to July 2013 including Business Leader and Director, Intuit Partner Platform



JONATHAN CHRISTODORO
Partner at Patriot Global Management, LP

INDEPENDENT

Board Committees:	Director since:	Age:
• Compensation • Governance	July 2015	47

Experience, Skills and Qualifications Relevant to Nomination Includes:

- Extensive financial, strategic planning and investment banking experience advising public companies, including at the board level
- Significant experience as both a director and an investor in identifying and evaluating mergers and acquisitions and investment opportunities and portfolio companies across a range of industries, including technology

Other Public Company Boards:

- None

Former Public Company Boards within Last Five Years:

- Frontier Acquisition Corp. from February 2021 to March 2023
- Pioneer Merger Corp. from November 2020 to January 2023
- Sandridge Energy, Inc. from June 2018 to May 2021
- Xerox Corporation from June 2016 to May 2021
- Herbalife Ltd. from April 2013 to January 2021
- Lyft, Inc. from May 2015 to March 2019

Career Highlights:

- Partner at Patriot Global Management, LP, an investment management firm since March 2019
- Managing Director of Icahn Capital LP, the entity through which Carl C. Icahn manages investment funds from July 2012 to February 2017.
- Served in various investment and research roles from March 2007 to July 2012
- Began his career as an investment banking analyst at Morgan Stanley, where he focused on merger and acquisition transactions across a variety of industries
- Served in the United States Marine Corps



JOHN J. DONAHOE
President and Chief Executive Officer of Nike, Inc.

INDEPENDENT BOARD CHAIR

Board Committees:	Director since:	Age:
• None	July 2015	63

Experience, Skills and Qualifications Relevant to Nomination Includes:

- As eBay Inc. President and CEO, oversaw successful separation of PayPal from eBay Inc. and its establishment as an independent public company
- Expertise in commerce, technology, global strategy, operations and executive leadership
- Extensive track record of creating value, driving innovation and scaling large technology and consumer-facing companies

Other Public Company Boards:

- Nike, Inc. since June 2014

Former Public Company Boards within Last Five Years:

- ServiceNow, Inc. from April 2017 to June 2020

Career Highlights:

- President and Chief Executive Officer of Nike, Inc. since January 2020
- President and Chief Executive Officer of ServiceNow, Inc., a cloud computing company from April 2017 to December 2019
- President and Chief Executive Officer of eBay Inc. from March 2008 to July 2015, and director of eBay Inc. from January 2008 to July 2015
- President, eBay Marketplaces from March 2005 to January 2008
- Worldwide Managing Director of Bain & Company from January 2000 to February 2005



DAVID W. DORMAN
Former Non-Executive Board Chair
of CVS Health Corporation

INDEPENDENT

Board Committees:	Director since:	Age:
• Compensation (Chair) • Governance	June 2015	70

Experience, Skills and Qualifications Relevant to Nomination Includes:

- In-depth board chair and executive-level experience leading global companies in regulated industries including technology, telecommunications and health care
- Expertise in finance, mergers and acquisitions and investments, strategic planning
- Public company executive compensation, talent management and executive leadership expertise

Other Public Company Boards:

- Dell Technologies, Inc., since September 2016

Former Public Company Boards within Last Five Years:

- CVS Health Corporation from March 2006 to May 2022

Career Highlights:

- Founding Partner of Centerview Capital Technology Fund, a private investment firm since July 2013
- Board Chair of InfoWorks, a portfolio company of Centerview since January 2019
- Board of Directors of CVS Health Corporation from March 2006 until May 2022 including Non-Executive Board Chair from March 2011 until May 2022
- Lead Independent Director of the Board of Motorola Solutions, Inc. (formerly Motorola, Inc.), a leading provider of business and communication products and services from May 2011 until May 2015
- Non-Executive Board Chair of Motorola, Inc. from May 2008 to January 2011
- Senior Advisor and Managing Director to Warburg Pincus LLC, a global private equity firm from October 2006 to May 2008
- President and a director of AT&T Corporation from November 2005 to January 2006
- Board Chair and Chief Executive Officer of AT&T Corporation from November 2002 to November 2005
- President of AT&T Corporation, from 2000 to 2002, and the Chief Executive Officer of Concert Communications Services, a former global venture created by AT&T Corporation and British Telecommunications plc from 1999 to 2000
- Served as a Trustee for Georgia Tech Foundation, Inc.



ENRIQUE LORES
President and CEO, HP Inc.

INDEPENDENT

Board Committees:	Director since:	Age:
• ARC	June 2021	58

Experience, Skills and Qualifications Relevant to Nomination Includes:

- Deep product and operational experience at the highest levels of the information technology industry
- Proven leader in consumer-facing business with extensive international business and leadership experience and global perspective

Other Public Company Boards:

- HP Inc. since November 2019

Former Public Company Boards within Last Five Years:

- None

Career Highlights:

- President and Chief Executive Officer of HP Inc., an information technology company since November 2019
- President, Imaging and Printing Solutions, HP Inc. from November 2015 to October 2019
- Spent over 30 years at The Hewlett-Packard Company in several positions of increasing responsibility ranging from Vice President, Imaging & Printing Group, EMEA to Senior Vice President & General Manager, Business Personal Systems and then Separation Leader from 1989 to 2015



GAIL J. MCGOVERN
President and Chief Executive Officer
of the American Red Cross

INDEPENDENT

Board Committees:	Director since:	Age:
• Compensation • Governance (Chair)	June 2015	72

Experience, Skills and Qualifications Relevant to Nomination Includes:

- Extensive executive experience in strategic planning across a global organization operating in challenging environments, sales and marketing, customer relations and corporate finance
- Strong expertise in regulatory matters and government relations garnered through leadership positions in regulated industries
- Brings a strong perspective from the academic and nonprofit worlds aligned with PayPal's mission and vision

Other Public Company Boards:

- DTE Energy Company since June 2003

Former Public Company Boards within Last Five Years:

- None

Career Highlights:

- President and Chief Executive Officer of the American Red Cross, a humanitarian organization since June 2008
- Faculty member at the Harvard Business School from 2002 to 2008
- President of Fidelity Personal Investments from 1998 to 2002
- Executive Vice President, Consumer Markets Division at AT&T Corporation from 1997 to 1998
- Serves as a trustee of The Johns Hopkins University School of Medicine



DEBORAH M. MESSEMER
Former Major Market Managing Partner
at KPMG

INDEPENDENT

Board Committees:	Director since:	Age:
• ARC (Audit Committee Financial Expert)	January 2019	66

Experience, Skills and Qualifications Relevant to Nomination Includes:

- More than 30 years of experience in finance, strategy, market development, regulation, governance and operations
- Strong leadership and people management experience as the Managing Partner of KPMG's Bay Area and Northwest region, having led a team of over 3,000 employees
- Extensive expertise in financial reporting, due diligence, mergers and acquisitions and internal controls over financial reporting as Audit Engagement Partner or Senior Relationship Partner for companies in a variety of industries, including financial services and technology

Other Public Company Boards:

- Allogene Therapeutics, Inc. since October 2018
- TPG, Inc. since January 2022

Former Public Company Boards within Last Five Years:

- None

Career Highlights:

- Served for over 35 years at KPMG, one of the world's leading professional services firms, first in the audit practice, then as Audit Engagement Partner or Global Senior Relationship Partner for clients in a variety of industries, including financial services and technology. She was Managing Partner of KPMG's Bay Area and Northwest region, responsible for leading teams in 10 offices across all functions from 2008 through her retirement in September 2018
- Served on the Board of Directors of Carbon, Inc., a privately held company



DAVID M. MOFFETT
Former Chief Executive Officer of Federal Home Loan Mortgage Corp.

INDEPENDENT

Board Committees:	Director since:	Age:
• ARC (Chair) (Audit Committee Financial Expert)	June 2015	72

Experience, Skills and Qualifications Relevant to Nomination Includes:

- Strong leadership experience and extensive global financial management and regulatory expertise as a former Chief Executive Officer and Chief Financial Officer of financial services companies
- More than 30 years of strategic finance, mergers and acquisitions, risk management and operational experience in banking and payment processing

Other Public Company Boards:

- Columbia Seligman Premium Technology Growth Fund, Inc. since January 2024
- Tri-Continental Corp. since January 2024
- CSX Corporation since May 2015

Former Public Company Boards within Last Five Years:

- Genworth Financial, Inc. from December 2012 to May 2021

Career Highlights:

- Lead Independent Director of PayPal from July 2015 to December 2018
- Chief Executive Officer of Federal Home Loan Mortgage Corp. ("Freddie Mac") from September 2008 until his retirement in March 2009, and director of Freddie Mac from December 2008 to March 2009
- Chief Financial Officer of Star Banc Corporation, a bank holding company, starting in 1993. During his tenure, he played an integral role in the acquisition of Firstar Corporation in 1998 and later U.S. Bancorp in 2001. Mr. Moffett remained Chief Financial Officer of U.S. Bancorp until 2007
- Serves as a Trustee for Columbia Threadneedle Mutual Funds and University of Oklahoma Foundation and as a consultant to various financial services companies

---



ANN M. SARNOFF
Former Chair and Chief Executive Officer of WarnerMedia Studios & Networks Group

INDEPENDENT

Board Committees:	Director since:	Age:
• ARC	June 2017	62

Experience, Skills and Qualifications Relevant to Nomination Includes:

- More than 30 years of diversified business experience through a variety of executive leadership roles at preeminent global media companies
- Expertise in driving consumer engagement with a large and diverse spectrum of globally-recognized brands
- Proven ability to develop innovative partnerships and technology-focused solutions across platforms
- Extensive technology experience across media and platforms

Other Public Company Boards:

- None

Former Public Company Boards within Last Five Years:

- None

Career Highlights:

- Career Highlights Chair and Chief Executive Officer of WarnerMedia Studios & Networks Group, a global leader in entertainment and consumer products from August 2020 to April 2022
- Chair and Chief Executive Officer of Warner Bros. Entertainment from August 2019 to August 2020
- President of BBC Studios Americas from August 2015 to August 2019
- Chief Operating Officer of BBC Worldwide North America from 2010 to July 2015
- Served on the board of directors of HSN from December 2012 to December 2017.
- Board Chair of BritBox, a joint venture subscription streaming service launched in partnership with ITV in March 2017
- Serves as vice chair of the boards of McDonough School of Business at Georgetown and The Shed, and serves as a member of the boards of directors of WTA Ventures and Cineworld Group PLC



FRANK D. YEARY
Managing Member at Darwin Capital Advisors, LLC

INDEPENDENT

Board Committees:	Director since:	Age:
• ARC	July 2015	60

Experience, Skills and Qualifications Relevant to Nomination Includes:

- Notable career in investment banking and finance with financial strategy and global mergers and acquisitions expertise, including expertise in financial reporting and experience attracting and retaining strong senior leaders
- Tenure as Independent Chair at Intel enhances acumen in corporate governance and technology industry strategic oversight
- Extensive experience in corporate governance and stockholder engagement, including as a co-founder of CamberView Partners, a financial advisory firm providing independent, investor-led advice to public companies and their boards
- Role as a Vice Chancellor and as Chief Administration Officer of a large public research university provides strategic and financial expertise

Other Public Company Boards:

- Intel Corporation (Chair) since March 2009
- Mobileye Global, Inc. since October 2022

Former Public Company Boards within Last Five Years:

- None

Career Highlights:

- Managing Member at Darwin Capital Advisors, LLC, a private investment firm since October 2018 and a Member since 2012
- Executive Chair of CamberView Partners, LLC, a corporate advisory firm from 2012 to 2018
- Vice Chancellor of the University of California, Berkeley, a public university, from 2008 to 2012, where he led and implemented changes to the university's financial and operating strategy
- Spent 25 years in the finance industry, most recently as Managing Director, Global Head of Mergers and Acquisitions and as a member of the Management Committee at Citigroup Investment Banking

The Board and the Governance Committee believe that the combination of our director nominees' qualifications, skills and experience will contribute to an effective Board and that, individually and collectively, the director nominees have the necessary qualifications to provide effective oversight of the business and quality advice and counsel to management.

* * *

✓ THE BOARD RECOMMENDS A **VOTE FOR** EACH OF THE DIRECTOR NOMINEES.

Corporate Governance

Corporate governance at PayPal is designed to promote the long-term interests of our stockholders, strengthen Board and management accountability, oversee risk assessment and management strategies, foster responsible decision-making and build public trust. We believe that strong corporate governance practices that provide meaningful rights to our stockholders and ensure Board and management accountability are essential to our long-term success.

Board Leadership

The Board's leadership structure is designed to promote Board effectiveness and to appropriately allocate authority and responsibility between the Board and management. The Board believes that separating the Chair and CEO positions continues to be the appropriate leadership structure for the Company at this time, as it provides the Company and the Board with strong leadership and independent oversight of management and allows the CEO to focus primarily on the management and operation of our business. Factors that the Board considers in reviewing its leadership structure and making this determination include, but are not limited to, the current composition of the Board, the policies and practices in place to provide independent Board oversight of management, the Company's circumstances and the views of our stockholders and other stakeholders. Changes in the Board's leadership structure will be reflected on our website shortly after becoming effective and disclosed in compliance with applicable regulatory requirements.

Independent Chair



JOHN J. DONAHOE
Independent Chair

Mr. Donahoe has served as the Board Chair since PayPal became an independent public company in July 2015.

The Board has concluded that Mr. Donahoe is an independent director under the listing standards of the Nasdaq Global Select Market ("Nasdaq") and the Governance Guidelines.

Mr. Donahoe possesses extensive industry experience and deep knowledge of PayPal's operations, serves as a trusted advisor to management and effectively leads a dynamic and collaborative Board.

Robust Independent Chair Responsibilities

- Calls meetings of the Board and independent directors
- Sets the agenda for Board meetings in consultation with other directors and the CEO
- Provides management with input as to the quality, quantity and timeliness of the flow of information that is necessary for the independent directors to effectively and responsibly perform their duties
- Chairs executive sessions of the independent directors
- Acts as a liaison between the independent directors and the CEO on sensitive issues
- Leads the Board's annual CEO performance evaluation
- Leads the Board's review of the results of the annual self-evaluation process, including acting on director feedback as needed
- Engages and consults with major stockholders and other constituencies, where appropriate

Director Independence

Under the Nasdaq listing standards and our Governance Guidelines, the Board must consist of a majority of independent directors. Annually, each director completes a questionnaire designed to assist the Board in determining whether the director is independent, and whether members of the ARC Committee and the Compensation Committee satisfy additional Securities and Exchange Commission ("SEC") and Nasdaq independence requirements. The Board has adopted guidelines setting forth certain categories of transactions, relationships and arrangements that it has deemed immaterial for purposes of determining independence.

Based on the review and recommendation by the Governance Committee, the Board analyzed the independence of each director and has determined that Mses. Johnson, McGovern, Messemer and Sarnoff and Messrs. Adkins, Christodoro, Donahoe, Dorman, Lores, Moffett and Yeary meet the standards of independence under the Nasdaq listing standards and the Governance Guidelines, including that each director is free of any relationship that would interfere with their individual exercise of independent judgment.

Our Governance Guidelines prohibit Company directors from serving as a director or as an officer of another company that may cause a significant conflict of interest. Our Governance Guidelines also provide that any director who has previously been determined to be independent must inform the Board Chair and our Corporate Secretary of any significant change in personal circumstances that may cause their status as an independent director to change, including a change in principal occupation, change in professional roles and responsibilities, status as a member of the board of another public company or retirement, in each case including changes that may affect the continued appropriateness of Board or committee membership. In such situations, the Governance Committee makes a recommendation to the Board on the continued appropriateness of such director's Board or committee membership(s).

Board Committees

The Board has three principal standing committees: the ARC Committee, the Compensation Committee and the Governance Committee. Each committee has a written charter that addresses, among other matters, the committee's purposes and policy, composition and organization, duties and responsibilities and meetings. The committee charters are available in the governance section of our Investor Relations website at https://investor.pypl.com/governance. Each charter permits the applicable committee, in its discretion, to delegate all or a portion of its duties and responsibilities to a subcommittee or any member of the committee. Subject to applicable law, listing standards and the terms of its charter, the Compensation Committee also may delegate duties and responsibilities to any officer(s) of the Company.

Below is a description of each principal committee of the Board.



ARC Committee

DAVID M. MOFFETT
Chair

Committee Meetings in 2023: 9

Other Members:



Rodney C. Adkins



Belinda J. Johnson



Enrique Lores



Deborah M. Messemer



Ann M. Sarnoff



Frank D. Yeary

Primary Responsibilities

Provide assistance and guidance to the Board in fulfilling its oversight responsibilities with respect to:

- PayPal's corporate accounting and financial reporting practices and the audit of PayPal's financial statements;
- The independent auditor, including their qualifications and independence;
- The performance of PayPal's internal audit function and independent auditor;
- The quality and integrity of PayPal's financial statements and reports;
- PayPal's overall risk framework and risk appetite framework, including risks associated with cybersecurity, information security and privacy; and
- PayPal's compliance with legal and regulatory obligations.

The ARC Committee is also responsible for reviewing and approving all audit engagement fees and terms, as well as all non-audit engagements, with the independent auditor and producing the Audit Committee Report for inclusion in our proxy statement.

Independence

The Board has determined that each member of the ARC Committee meets the independence requirements of Nasdaq and the SEC and otherwise satisfies the requirements for audit committee service imposed by the Securities Exchange Act of 1934, as amended (the "Exchange Act").

The Board has also determined that each member of the ARC Committee is financially literate, and that Mr. Moffett and Ms. Messemer satisfy the requirements for an "audit committee financial expert" set forth in the SEC rules.



Compensation Committee

DAVID W. DORMAN
Chair

Committee Meetings in 2023: 5

Other Members:



Jonathan Christodoro



Gail J. McGovern

Primary Responsibilities

- Review and approve the overall strategy for employee compensation and all compensation programs applicable to executive officers and non-employee directors;
- Annually review and approve corporate goals and objectives relevant to the compensation of the CEO and evaluate the CEO's performance;
- Review, determine and approve the compensation for the CEO and our other executive officers;
- Review and discuss the Compensation Discussion and Analysis contained in our proxy statement and prepare the Compensation Committee Report for inclusion in our proxy statement and our Annual Report on Form 10-K;
- Oversee and monitor the Company's strategies and responsibilities related to human capital management, including belonging, pay equity efforts and corporate culture;
- Review and approve, and oversee and monitor compliance with, policies with respect to the recovery or "clawback" of compensation;
- Review and consider the results of any advisory stockholder votes on named executive officer compensation; and
- Oversee and monitor compliance with the Company's stock ownership guidelines applicable to non-employee directors and executive officers.

Independence

The Board has determined that each member of the Compensation Committee meets the independence requirements of Nasdaq and the SEC. Additionally, the Compensation Committee assesses on an annual basis the independence of its compensation consultant and other compensation advisers. Additional information regarding the role of the Compensation Committee in compensation matters, including the role of consultants, is provided in the Compensation Discussion and Analysis section of this proxy statement.

Compensation Committee Interlocks and Insider Participation

None of the members of the Compensation Committee is or has been an employee of PayPal. None of our executive officers served on the board of directors or compensation committee of another entity that has an executive officer serving on the Board or the Compensation Committee.



Governance Committee

GAIL J. MCGOVERN
Chair

Committee Meetings in 2023: 4

Other Members:



Rodney C. Adkins



Jonathan Christodoro



David W. Dorman

Primary Responsibilities

- Make recommendations to the Board as to the appropriate size of the Board or any Board committee;
- Identify individuals believed to be qualified to become Board members;
- Make recommendations to the Board on potential Board and Board committee members, whether as a result of any vacancy or as part of the annual election cycle, taking into consideration the criteria set forth in the "Board Member Criteria" and "Guiding Principles for Board Development and Succession" sections of the Governance Guidelines;
- Review and, if necessary, update, our Governance Guidelines at least annually;
- Establish procedures to exercise oversight of the evaluation of the Board;
- Exercise general oversight of the Company's management of topics related to corporate sustainability and impact ("CSI") matters, including overall CSI strategy, risk and opportunities, stakeholder engagement and reporting programs, initiatives in social innovation and environmental sustainability and the Company's Global Impact Report; and
- Review and discuss with management, at least annually, PayPal's overall approach to, and guidelines and policies for, political activities and expenditures to ensure consistency with PayPal's business objectives and public policy priorities.

Independence

The Board has determined that each member of the Governance Committee meets the independence requirements of Nasdaq.

Board Oversight

The Board is responsible for providing advice and oversight of PayPal's strategic and operational direction and overseeing its executive management to support the long-term interests of the Company and its stockholders.

Board of Directors

ARC Committee

- Oversees the Company's risk and compliance management program, including risks associated with privacy and cybersecurity matters
- Oversees financial reporting
- Maintains an appropriate relationship with the external auditor
- Monitors internal controls

Compensation Committee

- Oversees the Company's compensation policies, plans and programs and regulatory compliance
- Oversees strategies and responsibilities related to human capital (global talent) management, including belonging, pay equity efforts and corporate culture
- Oversees executive succession planning

Governance Committee

- Oversees and reviews the risks associated with our overall corporate governance framework
- Exercises focused oversight of PayPal's management of corporate sustainability and impact ("CSI") matters, including overall CSI strategy, risks and opportunities, stakeholder engagement and programs and initiatives in social innovation and environmental sustainability
- Oversees political activities and expenditures

Management

Management regularly reviews and discusses with the ARC Committee the overall effectiveness of, and ongoing enhancements to, the Enterprise Risk and Compliance Management ("ERCM") Program.

Enterprise Risk Management Committee

Oversees the implementation and execution of the ERCM Program, which sets the Company's programmatic approach to identifying, measuring, managing, monitoring and reporting key risks facing the Company.

Strategic Oversight

One of the Board's primary responsibilities is overseeing management's establishment and execution of the Company's strategy. The Board works with management to respond to the dynamic, competitive environment in which PayPal operates. At least quarterly, the CEO and executive management provide detailed business and strategy updates to the Board, and at least annually, the Board conducts an in-depth review of the Company's overall strategy. In these meetings, the Board engages with executive management and other business leaders regarding:

- business objectives;
- the competitive landscape;
- the Company's budget, capital allocation plan and financial and operating performance;
- product and technology updates;
- potential acquisitions, dispositions, strategic investments and partnerships;
- information security and data privacy;
- risk management and compliance reviews; and
- other special topics.

The Board looks to the expertise of its committees to inform strategic oversight in their areas of responsibility.

Risk Oversight

PayPal operates in approximately 200 markets globally in a rapidly evolving environment characterized by a heightened regulatory focus on all aspects of the payments industry. Accordingly, our business is subject to the risks inherent in the payments industry generally. A sound risk management and oversight program is critical to the successful operation of our business and the protection of our Company, customers, employees and other stakeholders. Management is responsible for assessing and managing risk and views it as a top priority. The Board is responsible for overall risk assessment and management oversight and executes its responsibility as a group and through its committees, which report at least quarterly to the full Board. The Board and its Committees consult with external advisors, including outside counsel, consultants, auditors and industry experts, to help ensure that they are well informed about the risks and opportunities pertinent to the Company.

In addition to their ongoing oversight responsibilities, throughout 2023, the Board and its committees regularly reviewed and discussed with management the implications of geopolitical instability, supply chain shortages, higher inflation and rising interest rates and macroeconomic uncertainty. As part of these reviews, the Board considered management's ongoing strategies and initiatives to respond to and mitigate the adverse effects of geopolitical instability and macroeconomic conditions.

ARC Committee

The ARC Committee is primarily responsible for the oversight of the Company's risk framework and reports to the full Board on the following matters on a regular basis:

Financial and Audit Risk: Meets with the independent auditor, Chief Financial Officer, Chief Accounting Officer and other members of the management team quarterly and as needed, including in executive sessions, to review the following:

- quality and integrity of the Company's financial statements and reports;
- accounting and financial reporting practices;
- disclosure controls and procedures;
- audit of the Company's financial statements;
- selection, qualifications, independence and performance of the independent auditor; and
- effect of regulatory and accounting initiatives and application of new accounting standards.

Enterprise-Wide Risk and Compliance: Periodically reviews and approves the framework for the ERCM Program and other key risk management policies. Meets with the Chief Risk and Compliance Officer, quarterly and as needed, including in executive sessions, to review and discuss the following:

- the Company's overall risk framework and risk appetite framework, including policies and practices established by management to identify, assess, measure and manage key current and emerging risks facing the Company, including regulatory and financial crimes compliance, technology (including cybersecurity, information security and privacy), operational, portfolio, capital, strategic, extended enterprise, third-party and reputational risks;
- compliance risks, the level of compliance risk, management actions on significant compliance matters and reports concerning the Company's compliance with applicable laws and regulations; and
- periodic reports from the Chief Risk and Compliance Officer and other members of management regarding ongoing enhancements to, and overall effectiveness of, the Company's risk management program, including actions taken by management to address risks, the progress of key risk initiatives and the implementation of risk management enhancements.

Internal Audit: Meets with the Vice President, Internal Audit, quarterly and as needed, including in executive sessions, to discuss the performance of the Company's internal audit function and the independent auditor. Reviews and approves the annual risk-based audit plan and any significant changes to such plan.

Legal and Regulatory: Meets with the General Counsel and the Chief Risk and Compliance Officer, quarterly and as needed, including in executive sessions, to review significant legal, regulatory or compliance matters that could have a material impact on our financial statements, business or compliance policies.

Compensation Committee

The Compensation Committee is primarily responsible for the following areas and reports to the full Board on these matters on a regular basis:

- oversees and reviews the risks associated with our compensation policies, plans and programs;
- oversees regulatory compliance with respect to compensation matters;

- oversees and monitors the Company's strategies related to talent management, including the recruitment and retention of key talent, pay equity, corporate culture, diversity, inclusion, equity and belonging and other key human capital management programs and initiatives; and
- oversees executive succession planning.

Governance Committee

The Governance Committee is primarily responsible for the following areas and reports to the full Board on these matters on a regular basis:

- oversees and reviews the risks associated with our overall corporate governance framework, principles, policies and practices;
- oversees CSI matters generally, including overall CSI strategy, risks and opportunities, stakeholder engagement and reporting, programs and initiatives in social innovation and environmental sustainability and the Company's annual Global Impact Report; and
- oversees political activities and expenditures.

Management's Risk and Compliance Framework

Management regularly reviews and discusses with the ARC Committee the overall effectiveness of, and ongoing enhancements to, the ERCM Program.

Management's Risk and Compliance Framework

Management's risk and compliance framework is designed to enable the ARC Committee to effectively oversee the Company's risk management practices and capabilities.

- The Company's risk management committees, including the Enterprise Risk Management Committee ("ERM Committee"), oversee the implementation and execution of the ERCM Program.

- The ERM Committee is the highest-level risk management committee, is chaired by PayPal's Chief Risk and Compliance Officer and reviews periodic reports from management regarding the effectiveness of the ERCM Program.

- The ERCM Program's objectives are to identify, measure, manage, monitor and report key risk factors facing our Company including:
  - Financial crime and regulatory compliance risk
  - Operational, portfolio and capital risk
  - Technology, cybersecurity and privacy risk
  - Strategic, reputational and third-party risk

- Key corporate sustainability and impact ("CSI") considerations are integrated into our ERCM Program and emerging CSI trends are regularly reported to a subcommittee of the ERM Committee.

Effectively managing privacy and cybersecurity risks is paramount and an integral component of the ERCM Program

Our Global Privacy Program is based on eight data management principles, including choice and consent, notice and transparency, security and data lifecycle management, that serve as the basis for enterprise-wide standards, programs and trainings.

- Our Global Privacy and Data Management Team, led by our Chief Privacy Officer and Global Head of Data Management, collaborates with dedicated teams integrated throughout our business to foster a "Data Hygiene by Default" and "Privacy by Design" culture throughout the Company.

- This includes mandatory employee and contractor training and education, issue management and privacy risk assessments.

Our Information Security Program is designed to enable robust cybersecurity management across our global enterprise and support the Company in identifying, protecting, detecting, responding to and recovering from cybersecurity threats.

- The risk-driven program, led by our Chief Information Security Officer, is ISO 27001 certified and aligned with other industry frameworks and best practices.

- We institute 24/7 monitoring and measurement through our PayPal Command Center and PayPal Cyber Defense Center, require employee and contractor training and promote regular cybersecurity awareness and educational programs for our employees, customers and broader ecosystem.

Executive Succession Planning

The Board recognizes the importance of effective executive leadership to PayPal's success and reviews executive succession planning at least annually. As part of this process, the Board reviews and discusses the capabilities of our executive management, as well as succession planning and potential successors for the CEO and our other executive officers. The process includes consideration of organizational and operational needs, competitive challenges, leadership/management potential and development and emergency situations.

In February 2023, Dan Schulman announced his intention to retire from the role of President and CEO at year-end. The Board conducted a rigorous search process to identify the best successor for Mr. Schulman. To that end, the Board formed an ad hoc CEO search committee, composed of Ms. Sarnoff and Messrs. Donahoe, Dorman and Lores, to help spearhead the Board's search for a new CEO and President, and retained a search firm to assist in identifying and evaluating internal and external candidates. As part of this process, the Board took into consideration direct feedback from investors regarding the desired background, skills and expertise of PayPal's next CEO. Following a thorough and robust search process, the Board selected Alex Chriss as PayPal's new President and CEO, who joined the Company in September 2023. We subsequently reconstituted the senior leadership team by bringing in new leadership talent including a new Chief Financial Officer and Chief People Officer, new heads of our Small Business & Financial Services and Consumer Groups, and a new President, Global Markets, in late 2023 and early 2024.

New Director to be Appointed After Annual Meeting

The Company has announced that the Board intends to appoint Carmine Di Sibio as an independent director of the Company effective July 1, 2024. Mr. Di Sibio is currently Global Chair and CEO of EY ("EY"), and has previously announced that he will retire from EY in June 2024. In accordance with EY policy and practice, he is only able to join a public company board upon to his retirement. Accordingly, Mr. Di Sibio is not a director nominee in this Proxy Statement. We are providing this disclosure to be transparent with our stockholders and to highlight our continued focus on board refreshment.

Mr. Di Sibio has been with EY, one of the largest professional services organizations in the world with more than 380,000 people in 150 countries, since 1985. He was named Global Chairman and CEO in 2019. Prior to being elected to his current post, Mr. Di Sibio served as EY Global Managing Partner – Client Service. Mr. Di Sibio has spearheaded EY's innovation efforts, including helping to create the Global Innovation team to redefine how EY uses technology to both transform existing services and create new solutions. Since joining EY in 1985, he has served as an Advisory and Assurance partner for many of the firm's largest financial services accounts. He held several leadership positions, including Chair of the Global Financial Services Markets Executive and Regional Managing Partner for the Americas Financial Services Organization (FSO), where he started EY Risk Management and Regulatory Services.

Director Orientation and Continuing Education

Upon joining the Board, directors participate in a robust orientation program to help ensure that they have the tools, resources and knowledge to provide effective oversight of the Company and management. Our director orientation program familiarizes new directors with the Company's business, strategy, operations and culture, among other areas, and assists them in developing the skills and knowledge required to serve on the Board and any assigned Board committees. New directors meet with members of our executive leadership team and other key leaders to gain a deeper understanding of the Company's business and operations. Directors regularly engage, formally and informally, with other directors and senior leaders to share ideas, build stronger working relationships, gain broader perspectives and strengthen their working knowledge of the Company's business and strategies. From time to time, management provides, or invites outside experts to provide, educational briefings to the Board on business, corporate governance, regulatory and compliance matters and other topics to help enhance skills and knowledge relevant to their service as a PayPal director. In addition, directors are encouraged to attend accredited director education programs at the Company's expense.

Board and Committee Evaluations

Our Board is committed to continuous corporate governance improvement, and the Board and committee self-evaluations play a critical role in ensuring the overall effectiveness of our Board and each committee. The Board and its principal committees perform an annual self-evaluation to assess their performance and effectiveness and to identify opportunities to improve. As appropriate, the self-evaluations result in updates or changes to our practices as well as commitments to continue existing practices that our directors believe contribute positively to the effective functioning of our Board and its committees. The Governance Committee annually reviews the self-evaluation process to ensure it is operating effectively.

Complete Questionnaire	Participate in One-on-One Interview	Review Responses	Incorporate Feedback
Each director completes a written questionnaire that addresses strategic oversight, Board/committee structure and composition and interactions with, and evaluation of, management and Board processes.	A one-on-one interview is conducted with each director to review the Board's and its committees' performance over the prior year and identify opportunities to improve Board effectiveness going forward.	The questionnaires and anonymized interview responses are reviewed with the full Board, and committee self-evaluations are reviewed by each committee, in each case in executive session.	Feedback from the evaluations informs Board and committee enhancements.

Board and Committee Meetings and Attendance

Our Board typically holds at least four regularly scheduled meetings each year, in addition to special meetings scheduled as appropriate. At each regularly scheduled Board meeting, a member of each principal Board committee reports on any significant matters addressed by the committee since the last regular meeting, and the independent directors have the opportunity to meet in executive session without management or the other directors present. The Board expects that its members will rigorously prepare for, attend and participate in all Board and applicable Board committee meetings.

Our Board met 10 times during 2023. Each director nominee who served in 2023 attended at least 90% of all our Board meetings and meetings of the Board committees on which they served.

All directors are encouraged to attend the Annual Meeting. Last year, 83% of the directors serving at the time of our 2023 Annual Meeting of Stockholders attended that meeting.

Outside Advisors

The Board may retain outside legal, financial or other advisors as it deems necessary or appropriate at the Company's expense and without obtaining management's consent. Each principal Board committee may also retain outside legal, financial or other advisors as it deems necessary, at the Company's expense and without obtaining the Board's or management's consent.

Stockholder Engagement

We recognize the value of a robust stockholder outreach program. We engage in regular, constructive dialogue with our stockholders on matters relevant to our business, including corporate governance, corporate sustainability and impact issues and executive compensation, so we can better understand their views and interests and share our perspectives on these important subjects.

In addition to the outreach conducted in the weeks leading up to our 2023 Annual Meeting of Stockholders, we also reached out to our investors to solicit feedback following that meeting. In 2023, following our Annual Meeting of Stockholders, we contacted investors representing approximately 50% of our common stock, and holders of approximately 19% of our common stock engaged with us.



Host Annual Meeting

- Engage in pre-Annual Meeting stockholder outreach to understand stockholder views on proxy matters, respond to questions and solicit support for Board recommendations
- Hold virtual Annual Meeting
- Post Annual Meeting Q&A on our Investor Relations website following the Annual Meeting

Consider Meeting Results

- Discuss Annual Meeting voting results with the Governance Committee and the Board, as appropriate
- Plan stockholder outreach campaign for targeted and responsive engagement and prioritize focus areas

Assess Stockholder Feedback

- Review stockholder feedback with relevant Committees and the Board, as appropriate
- Consider enhancements to the Company's corporate governance, CSI and executive compensation practices and disclosures, when warranted
- Discuss stockholder proposals with proponents

Conduct Stockholder Outreach

- Engage in comprehensive stockholder outreach to gather feedback following the Annual Meeting
- Discuss developments in the Company's business and strategy, Board composition, corporate governance, corporate sustainability and impact ("CSI") matters, and executive compensation
- Explore new topics of interest for the upcoming year

The table below provides an overview of the key areas of stockholder focus covered during our stockholder outreach meetings following our 2023 Annual Meeting. In these engagements, investors noted that they are exploring these focus areas with companies across their portfolio and are generally supportive of our current practices. As such, through these conversations stockholders sought to better understand our approach to these topics, rather than to suggest substantial changes to our existing practices.

Key Topic	Area of Stockholder Focus	Highlights of our Practices
Board Composition and Succession Planning	• Board refreshment and skillsets in alignment with our innovation and product-focused strategy; • Board and executive succession planning; • Orderly executive leadership transitions	• The Governance Committee regularly oversees and plans for director succession and Board refreshment, and the full Board oversees executive succession planning. The Board reviews executive succession planning at least annually. • Since 2017, we have added five directors to the Board, each of whom enhances the Board's gender and ethnic diversity and possess a strong mix of skills, qualifications, backgrounds and experience that has contributed to and enhanced the overall effectiveness of the Board.
Risk Management and Oversight	• Board and ARC Committee risk oversight; • Governance structure and program management of cybersecurity, data privacy and data management; • Responsible AI practices; • Administration of user policies;	• The Board is committed to robust and effective oversight of our ERCM Program. Each of the Board committees has oversight responsibility for clearly defined risks outlined in each of their respective committee charters. The ARC Committee oversees and reviews our overall risk management framework and reports to the full Board on risk matters, including cybersecurity and data privacy, on a regular basis. • We are committed to preserving the integrity of our platform and to ensuring the safety, security and privacy of our customers and others. • Managing key risks, including cybersecurity and data privacy, is a vital component of our enterprise-wide ERCM Program and includes oversight and management by our Chief Information Security Officer and Chief Privacy Officer. • We focus on integrating appropriate data management and security controls across our business, conduct privacy impact assessments, certify our information security management system to ISO 27001 and require mandatory employee and contractor training.
Executive Compensation	• Selection of appropriate performance metrics for evolving executive compensation program; • Strategic new hire compensation tied to long-term performance criteria; • Equity compensation as a tool for talent acquisition and retention; • Effective incorporation of key corporate sustainability and impact ("CSI") considerations, including Belonging considerations, into executive compensation	• The Compensation Committee evaluates the appropriateness of the Company's compensation-related performance metrics at least annually, taking into consideration the Company's overall strategy and stockholder feedback. The Committee made enhancements to our incentive programs, beginning in 2024, to strengthen pay for performance alignment, increase the focus on profitable growth, reduce burn rate and address historical challenges experienced in connection with setting long-term performance goals (see CD&A for details). • In structuring the compensation for our new executives, the Compensation Committee focused on creating attractive compensation opportunities that would induce talented leaders to join PayPal, while also providing the appropriate incentives to drive long-term value creation and align our new executive's interests with those of our stockholders. • We continued our multi-year process to incorporate Belonging considerations into our executive compensation program, and assessed the actions taken by our leaders intended to drive measurable outcomes over time, including increasing the representation of women and minorities within our leadership and general employee population.
CSI Matters	• Board oversight of CSI strategy; • Global talent and Belonging strategies including talent recruitment and retention; • Climate strategy and reporting under established frameworks; • Financial inclusion initiatives; • Employee wellness	• We continued to enhance our non-financial reporting efforts and aligned our CSI disclosures with established frameworks, including IFRS Foundation's Sustainability Accounting Standards Board ("SASB") standards and Task Force on Climate-Related Financial Disclosures ("TCFD") recommendations. • We made progress on our 2025 science-based targets to reduce our greenhouse gas emissions and encourage climate actions across our supply chain, important steps toward our long-term goal to reach net-zero GHG emissions by 2040. • We take a holistic approach to global talent management in an evolving workplace, including focusing on promoting a culture of flexibility and community, enhancing our employee total wellness initiatives and ensuring alignment of our global talent and Belonging strategies.

Code of Business Conduct and Ethics

Our credibility and reputation depend upon the good judgment, ethical standards and personal integrity of each director, executive officer and employee. PayPal's Code of Business Conduct and Ethics ("Code of Conduct") requires that our directors, executive officers and all other employees disclose actual or potential conflicts of interest and recuse themselves from related decisions. Directors, executive officers and other employees are expected to avoid any activity that is or has the appearance of being a conflict of interest with the Company. This includes refraining from engaging in activities that compete with, or are adverse to, the Company, or that interfere with the proper performance of an individual's duties or responsibilities to the Company. In addition, our Code of Conduct prohibits the use of confidential company information, company assets or position at the Company for personal gain.

We regularly review our Code of Conduct and related policies to ensure that they provide clear guidance. Additionally, to foster a strong culture of compliance and ethics, we conduct local outreach and awareness sessions, as well as annual risk and compliance training for all employees and contractors, which covers areas such as our Code of Conduct, anti-money laundering, information protection awareness, data privacy, safety and security and sexual harassment prevention. In addition, upon joining PayPal and annually thereafter, our employees must certify that they understand and will comply with our Code of Conduct. In 2023, PayPal achieved 100% completion for its annual risk and compliance training for the eighth consecutive year.

Concerns about accounting or auditing matters or possible violations of our Code of Conduct should be reported under the procedures outlined in our Code of Conduct. We also provide a global Integrity Helpline, which is available 24 hours a day, seven days a week in multiple languages. Reports to the Integrity Helpline are confidential and can be made anonymously.

Governance Guidelines of the Board of Directors

The Board has adopted Governance Guidelines to serve as a framework to aid the Board in effectively conducting its business. The Governance Guidelines cover many of the policies and practices discussed in this proxy statement, including Board member criteria, Board composition, leadership, development and succession, expectations for meeting attendance and the roles of the Board's standing committees. The Governance Committee reviews the Governance Guidelines each year and recommends changes to the Board for consideration and approval as necessary or appropriate in response to changing regulatory requirements, evolving best practices and other considerations.

Where to Find Our Governance Documents

Our Governance Guidelines, charters of our principal Board committees, our Code of Conduct and other key corporate governance documents and materials are available on the governance section of our Investor Relations website at https://investor.pypl.com/governance/governance-overview/.

Related Person Transactions

The Board has adopted a written policy governing the review and approval of related person transactions. The policy, which is administered by the ARC Committee, applies to any transaction or series of transactions in which (1) the Company or its consolidated subsidiary is a participant, (2) the amount involved is or is reasonably expected to be more than $120,000 and (3) a related person under the policy has a direct or indirect material interest. The policy defines a "related person" to include directors, director nominees, executive officers, beneficial owners of more than 5% of PayPal's outstanding common stock or an immediate family member of any of these persons.

Under the policy, transactions requiring review are referred to the ARC Committee for pre-approval, ratification or other action. Management will provide the ARC Committee with a description of any related-person transaction proposed to be approved or ratified, including the terms of the transaction, the business purpose of the transaction and the benefits to PayPal and to the relevant related person. In determining whether to approve or ratify a related-person transaction, the ARC Committee will consider the following factors:

- whether the terms of the transaction are fair to the Company, and at least as favorable to the Company as they would be if the transaction did not involve a related person;
- whether there are demonstrable business reasons for the Company to enter into the transaction;
- whether the transaction would impair the independence of an outside director under the Company's director independence standards; and
- whether the transaction would present an improper conflict of interest for any director or executive officer, taking into account the size of the transaction, the overall financial position of the related person, the direct or indirect nature of the related person's interest in the transaction, the ongoing nature of any proposed relationship and any other factors the ARC Committee deems relevant.

The Company also has practices that address potential conflicts in circumstances where a non-employee director is a control person of an investment fund that desires to make an investment in or acquire a company that may compete with one of the Company's businesses. Under those circumstances, the director is required to notify the Company's CEO, General Counsel and Corporate Secretary of the proposed transaction, who then assess the nature and degree to which the investee company is competitive with one of the Company's businesses, as well as the potential overlaps between the Company and the investee company. If it is determined that the competitive situation and potential overlaps between PayPal and the investee company are acceptable, the Company may approve the transaction, conditioned upon the director agreeing to certain limitations. Such limitations may include refraining from joining the board of directors of, serving as an advisor to or being directly involved in the business of the investee company; not conveying any confidential or proprietary information regarding the investee company to the Company or regarding the Company's line of business with which the investee competes to the investee company; abstaining from being the primary decision-maker for the investment fund with respect to the investee company; recusing themselves from portions of investee company meetings that cover confidential competitive information reasonably pertinent to the Company's lines of business with which the investee company competes; and agreeing to any additional limitations the CEO or General Counsel deems reasonably necessary or appropriate as circumstances change. All transactions by investment funds in which a non-employee director is a control person also remain subject in all respects to the Board's written policy for the review of related person transactions, discussed above.

The ARC Committee charter requires it to review and approve all related person transactions that are required to be disclosed under Item 404(a) of Regulation S-K. There were no transactions required to be reported in this proxy statement since the beginning of fiscal year 2023, where our written related-person transaction policy did not require review, approval or ratification or where this policy was not followed.

Director Compensation

The Compensation Committee is responsible for reviewing and making recommendations to the Board regarding compensation paid to non-employee directors for their Board and Board committee service. On an annual basis, the Compensation Committee reviews the non-employee director compensation program, receiving input from the Compensation Committee's independent compensation consultant regarding market practices and the competitiveness of the non-employee director compensation program in relation to the general market and the Company's peer group.

2023 Director Compensation

In late 2022, the Compensation Committee, after consultation with its independent compensation consultant, determined that the Company's director compensation program continued to be aligned with market practices. Accordingly, no changes were made to the director compensation program for 2023.

Each non-employee director of the Company was provided the following annual retainers following the first trading day after January 1, 2023:

2023 Annual Retainers:	
All Non-Employee Directors	$80,000/year
Non-Executive Board Chair	$87,500/year
Lead Independent Director	$75,000/year
ARC Committee Chair	$40,000/year
Compensation Committee Chair	$25,000/year
Governance Committee Chair	$20,000/year
ARC Committee Member	$20,000/year
Compensation Committee Member	$18,000/year
Governance Committee Member	$10,000/year

A non-employee director who served as the Non-Executive Board Chair and/or as the chair of a committee is entitled to receive the Non-Executive Board Chair annual retainer and/or committee chair annual retainer, as applicable, in addition to the non-employee director annual retainer. Board committee chairs, however, are not entitled to receive the committee member annual retainer in addition to the committee chair annual retainer.

A non-employee director could elect to receive 100% of their annual retainer(s) in fully vested stock awards of PayPal common stock having a grant date fair value equal to the annual retainer(s), in lieu of cash.

If, following the annual retainer payment date, a non-employee director is appointed or elected to serve as a member of the Board (or appointed to serve as a member of a committee or as a chair of a committee for which they were not a member or chair prior to such appointment), the non-employee director receives a prorated annual retainer, based on the number of days from the appointment or election date to December 31 of that year.

2023 Equity Awards

In addition to the annual retainers, all non-employee directors received the following fully vested awards of PayPal common stock following the 2023 Annual Meeting of Stockholders.

2023 Equity Awards:	
All Non-Employee Directors	$275,000 in PayPal common stock
Non-Executive Board Chair	Additional $87,500 in PayPal common stock

The number of shares of PayPal common stock subject to the equity award is determined by dividing the value of the annual equity award by the closing price of our common stock on the date of the annual stockholders meeting, rounded up to the nearest whole share.

Deferred Compensation

Our non-employee directors are eligible to defer 5% to 100% of their annual retainers and equity awards pursuant to the PayPal Holdings, Inc. Deferred Compensation Plan ("DCP"), our non-qualified deferred compensation plan. The DCP allows participants to set aside tax-deferred amounts. The investment return on any deferred cash amounts is linked to the performance of a range of market-based investment choices made available pursuant to the DCP, and the investment return on any deferred equity awards is linked to the performance of PayPal common stock. Our non-employee directors can elect to begin distributions from the DCP following the termination of their services to PayPal or in a specified year (provided that a director's DCP account will be distributed if the director's service on the Board terminates prior to the specified year). Our non-employee directors can elect to receive their distributions as either a lump sum or annual installments over a period ranging from two to 15 years.

Director Stock Ownership Guidelines

Our non-employee directors are subject to rigorous stock ownership guidelines. Each non-employee director is required to hold an amount of PayPal common stock valued at five times the annual retainer for all non-employee directors within five years of joining the Board and is expected to continuously own sufficient shares to meet the stock ownership guidelines. As of the Record Date, each non-employee director met the stock ownership guidelines.

Shares that count toward satisfaction of the stock ownership guidelines include the following:

- shares owned outright by the director or their immediate family members residing in the same household;
- shares held in trusts, limited liability companies, or similar entities for the benefit of the director or their immediate family members; and
- deferred shares, vested deferred stock units, deferred restricted stock units, or deferred performance stock units that may only be settled in shares of our common stock.

Our stock ownership guidelines are available on the governance section of our Investor Relations website at https://investor.pypl.com/governance/governance-overview/.

2023 Director Compensation Table

The following table summarizes the total compensation earned by or paid to our non-employee directors for the fiscal year ended December 31, 2023.

Name	Fees Earned or Paid in Cash[1] ($)	Stock Awards[2] ($)	All Other Compensation ($)	Total[3] ($)
Rodney C. Adkins	110,000	275,010	—	385,010
Jonathan Christodoro	108,000	275,010	—	383,010
John J. Donahoe	167,507	362,519	—	530,025
David W. Dorman	115,002	275,010	—	390,012
Belinda J. Johnson	100,012	275,010	—	375,022
Enrique Lores	100,012	275,010	—	375,022
Gail J. McGovern	118,000	275,010	—	393,010
Debbie M. Messemer	100,000	275,010	—	375,010
David M. Moffett	120,000	275,010	—	395,010
Ann M. Sarnoff	100,012	275,010	—	375,022
Frank D. Yeary	100,012	275,010	—	375,022

[1] The amounts reported in the Fees Earned or Paid in Cash column reflect the annual cash retainer amounts earned by each non-employee director in 2023, which includes annual retainer amounts for which the following directors elected to receive fully vested shares of PayPal common stock in lieu of cash:

Name	Fees Forgone ($)	Shares Received (#)
John J. Donahoe	167,500	2,246
David W. Dorman	115,000	1,542
Belinda J. Johnson	100,000	1,341
Enrique Lores	100,000	1,341
Ann M. Sarnoff	100,000	1,341
Frank D. Yeary	100,000	1,341

[2] Amounts shown represent the grant date fair value of the equity awards granted on May 24, 2023 to our non-employee directors following our 2023 Annual Meeting of Stockholders, as computed in accordance with FASB ASC Topic 718.

[3] The amounts reported in the Fees Earned or Paid in Cash, Stock Awards and Total columns include amounts deferred under the DCP.

Name	Total DSUs Held (#)	Total Options Held (#)
Jonathan Christodoro	5,353	—
John J. Donahoe	2,464	—
David W. Dorman	9,488	—
Gail J. McGovern	3,711	—
David M. Moffett	49,001	—
Frank D. Yeary	5,460	—

Corporate Sustainability and Impact Oversight and Management

PayPal recognizes the importance of operating our business in a responsible and sustainable manner. We believe that effective prioritization and management of non-financial risks and opportunities are important to furthering the long-term interests of our business and play an important role in creating value for our stockholders, customers, employees and other stakeholders. Accordingly, we strive to maintain the highest standards of governance in these areas and provide regular, non-financial reporting on our progress and activities.

As we continue to evolve our corporate sustainability and impact ("CSI") efforts, we are committed to sharing progress through subsequent reports and updates. This Corporate Sustainability and Impact Oversight and Management section is a high-level overview of our programs and initiatives. For more in-depth information, see our latest annual Global Impact Report available at https://investor.pypl.com/csi-strategy.

Corporate Sustainability and Impact Governance Structure

PayPal recognizes the importance of upholding our values across the organization, including by promoting diverse viewpoints through our Board, our leadership and our workforce. Executive management is regularly engaged on PayPal's priority non-financial related risks and opportunities.



Oversight

Our Board of Directors is actively engaged on corporate sustainability and impact ("CSI") matters that impact business strategy.

- **Governance Committee:** Oversight of PayPal's management of CSI topics, including overall CSI strategy, risks and opportunities, stakeholder engagement and programs and initiatives in social innovation and environmental sustainability

- **ARC Committee:** Oversight of the Company's risk framework and enterprise-wide compliance program, including cybersecurity and privacy matters

- **Compensation Committee:** Oversight of the Company's strategies and responsibilities related to human capital (global talent) management, including belonging, pay equity efforts and corporate culture

Management

Our executive management directs and manages the execution of our enterprise-wide CSI strategy to help ensure non-financial risks and opportunities are appropriately integrated across the enterprise, including through the Enterprise Risk and Compliance Management Program (ERCM Program)

Implementation

A steering committee and cross-functional working groups with representatives from diverse functions across the business are responsible for overall program implementation

Our overall governance framework is designed to provide sound company oversight of CSI matters, drive Board and management accountability and demonstrate PayPal's commitment to transparency. The entire Board engages on CSI matters that affect business strategy, and Board committees are responsible for oversight of specific matters. Our cross-functional program is managed by executive leaders and implemented through guidance and direction provided by the CSI steering committee. Representatives from the CSI steering committee brief Board committees and executive management on CSI matters periodically and meet with a subcommittee of the ERM Committee at least annually to review current and emerging CSI-related risk topics.

Corporate Sustainability and Impact Strategy

Our CSI strategy is an aspect of our focus on driving long-term business value and growth. We approach and manage our key non-financial risks and opportunities across four focus areas – Responsible Business Practices, Social Innovation, Employees & Culture and Environmental Sustainability. Reflective of our business, mission and values, this integrated approach is designed to support enterprise priorities to drive and protect brand value, manage risk effectively, demonstrate competitive differentiation, position PayPal as an employer of choice and support future opportunities for innovation and growth.

Non-financial Responsibilities Pillars

Responsible Business Practices	**Social Innovation**	**Employees & Culture**	**Environmental Sustainability**
Our commitment and approach to operating ethically and responsibly	Our work to realize our mission and build a more inclusive global economy	Our embodiment of our core values from the inside out	Our efforts to manage our footprint and advance sustainability

Corporate Sustainability and Impact Significance Assessment

To help ensure our CSI strategy reflects non-financial topics most relevant to our business success and long-term growth, PayPal periodically reviews and refreshes our CSI significance* assessment. In 2023, our annual review of our CSI topic prioritization reaffirmed our 18 key CSI topics, including eight priority risks and opportunities that have been noted as significant for PayPal to drive long-term business performance and impact based on stockholder and other stakeholder feedback. The findings from our CSI significance assessment are an important input that helps inform how we strategically deploy resources across the enterprise and refine our programs.

* As used in this proxy statement in reference to CSI matters, the term "significance" and variations thereof refer to significance within the context of our CSI strategies, activities, progress, metrics and performance. Such term is distinct from, and does not refer to, concepts of materiality used in securities or other applicable law, and use of such term is not an indication that PayPal deems related information to be material or important to an understanding of the business or an investment decision with respect to PayPal securities.

External Stakeholder Perspective *(Degree of stakeholder concern)*

INCREASING IMPORTANCE

- Cybersecurity & secure transactions
- Belonging
- Data privacy
- Climate change mitigation
- Empowering entrepreneurs, small businesses & nonprofits
- Financial health & inclusion
- Corporate governance
- Employee wellness, health & safety
- Social product innovation
- Employee recruitment & development
- Human rights
- Community engagement
- Compliant, ethical & humane use of products
- Sustainable supply chain management
- Natural resources management
- Climate change adaptation
- Business ethics
- Environmental product innovation

PayPal Perspective *(Impact on business)* — INCREASING IMPORTANCE

CATEGORIES:
- Responsible Business Practices
- Social Innovation
- Employees & Culture
- Environmental Sustainability



Corporate Sustainability and Impact Reporting Frameworks

As part of our commitment to transparency, we strive for alignment with those non-financial reporting frameworks most applicable to our business and most important to our stakeholders. Our Global Impact Report provides specific reporting of our CSI programs, policies and metrics mapped to Global Reporting Initiative standards and Sustainability Accounting Standards Board standards, as applicable. We also provide climate-related disclosures in accordance with the recommendations of the Task Force on Climate-related Financial Disclosures ("TCFD"), and seek to provide clear reporting on associated governance, strategy, risk management and targets through our TCFD Index.

Human Capital Management

PayPal's mission to revolutionize commerce globally guides our efforts to make the movement and management of money as simple, secure and affordable as possible. Our business strategy is supported by our core values of Inclusion, Innovation, Collaboration and Wellness, and advanced through our Leadership Principles, which outline a common set of expectations for all employees.

Our Leadership Principles



Put people first

- Build the next generation, unlocking their superpowers
- Provide and seek constructive feedback – clear is kind
- Choose inclusion and foster belonging



Work customer back

- Focus on our customers' greatest needs, sweating every detail
- Solve with tech and innovation
- Create simple and valuable customer experiences



Win together

- Do the right thing
- Operate with velocity and an ownership mindset
- Deliver great end-to-end results
- Work as One PayPal

Integrated with Our Values: Inclusion | Innovation | Collaboration | Wellness

Global Talent Strategy

PayPal recognizes the fundamental importance to our business of attracting, recruiting, developing and retaining diverse talent through a comprehensive approach to managing our global talent (human capital). This approach enables us to create innovative products and services for our customers and to serve our stockholders and other stakeholders. The Compensation Committee oversees our approach to global talent, which is managed by our EVP, Chief People Officer, and receives regular reports from management with respect to our global talent strategy.

We remain focused on supporting our employees across the full employee lifecycle from recruitment, onboarding, and development to offboarding. We are focused on actively listening to our workforce, broadening our talent pipeline, promoting the physical, mental and financial wellness of our employees and enabling flexibility and collaboration in an evolving work environment.

ENGAGEMENT

ATTRACT Right people	**DEVELOP Right capabilities**	**MOBILE Right workforce**	**REWARDS & WELLNESS**
Recruitment and selection of talent fulfilling the talent needs necessary to execute on business strategy.	Developing talent to ensure they have the critical skills and capabilities to excel in current and future roles.	Aligning talent for business growth through internal mobility, redeployment, outplacement and retirement.	Supporting talent through an integrated approach to financial, physical and mental wellness and a pay-for-performance compensation strategy.

BELONGING

Talent Acquisition, Development & Retention

As a leading technology platform that enables digital payments and simplifies commerce experiences, we compete for talent around the world. We are focused on creating an employee experience that actively engages our people at every phase of their career and supports the acquisition, development and retention of top talent.

In 2023, we continued to enhance our Global Talent Acquisition strategy to create a more candidate-centric and inclusive experience for prospective talent, while enabling efficiencies for our managers through new tools and resources. We also implemented programs focused on inclusive hiring practices and extending our talent pipeline. In addition, we also enhanced the learning and development opportunities available to employees, providing new resources to support employees' individual career paths and strengthen specialized skills development.

Employee Total Wellness

PayPal remained focused on promoting the holistic wellbeing of our employees through resources, programs and services in support of their physical, mental and financial wellness. We aim to foster a flexible, balanced work culture, and to take a comprehensive approach to leave and benefits.

In 2023, we continued to provide employees with benefits and resources designed to allow them to make informed decisions about their health, including launching a healthcare concierge to help employees navigate the U.S. healthcare system. To support employee mental health, we piloted dedicated part-time Employee Assistance Program (EAP) counselors to support employees' emotional wellbeing in select markets and provided resources from external partners, such as webinars and moderated sessions, focused on targeted mental wellbeing topics.

We also continued our efforts to strengthen employee financial wellness through access to benefits, tools and trainings to support financial planning.

Through our global community impact program, we support our employees' individual passions and communities by providing opportunities for volunteerism, charitable giving and other engagement programs. In 2023, employees supported nonprofits by donating more than $4 million, including matching eligible employee donations to nonprofit organizations.

Belonging Strategy

We are committed to fostering a culture of belonging and inclusion where employees can be their authentic selves, enabling greater collaboration and innovation as we develop products and services to meet the needs of our diverse customer base. We are committed to equal pay for equal work, promoting enterprise-wide inclusive learning opportunities and further integrating Belonging considerations into our talent strategy.


Belonging
The feeling of security and support when there is a sense of acceptance, inclusion and identity.
Diversity
The value we each bring based on our individual characteristics and traits. It's who we are.
Inclusion
Our commitment to respect, appreciate and value the diversity amongst us. Inclusion requires action.
Equity
Our established strategies, policies and practices that minimize barriers in the workplace.

Our global Talent & Belonging team, in partnership with functional leadership through our Belonging Business Council, took tangible actions toward growing our diverse workforce reflective of the merchants, consumers and communities that we serve. In 2023, we continued to promote effective sponsorship and inclusive performance management and expanded our enterprise sponsorship program. We also continued to incorporate Belonging considerations into the individual performance portion of our 2023 Annual Incentive Program for our senior executives. PayPal also empowers eight employee resource groups, which are open to all employees, to drive engagement and support our business and talent strategies.

Our commitment is evident through diverse representation across our organization – from our Board of Directors to our executive leadership team to our global workforce. As of March 27, 2024, 50% of our Board and 71% of our current executive officers identified as women and/or from a diverse ethnic group. Across our workforce, we reached 55% overall diverse workforce representation, including 43% global gender diversity and 54% U.S. ethnic diversity, as of December 31, 2023.

Additional workforce diversity metrics can be found in our public U.S. EEO-1 reports and annual Global Impact Report available at https://about.pypl.com/values-in-action/reporting/default.aspx.

Stock Ownership Information

The following tables set forth certain information with respect to (1) each stockholder known to us to be the beneficial owner of 5% or more of our common stock as of December 31, 2023, and (2) the beneficial ownership of our common stock by each director and director nominee, by each executive officer named in the 2023 Summary Compensation Table and by all executive officers and directors (including nominees) as a group as of the Record Date. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Unless otherwise indicated in the footnotes to these tables, the entities and individuals named in the tables have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable.

Five Percent Owners of Common Stock

	Shares Beneficially Owned	
Name and Mailing Address	Number	Percent
The Vanguard Group[1] 100 Vanguard Blvd. Malvern, PA 19355	90,024,391	8.35%
BlackRock, Inc.[2] 50 Hudson Yards New York, NY 10001	72,523,555	6.70%

[1] Based solely on information on Schedule 13G/A (Amendment No. 8) filed with the SEC on February 13, 2024. The Vanguard Group and certain related entities have sole voting power of 0 shares of the Company's common stock, shared voting power of 1,444,322 shares of the Company's common stock, sole dispositive power of 85,361,825 shares of the Company's common stock and shared dispositive power of 4,662,566 shares of the Company's common stock.

[2] Based solely on information on Schedule 13G/A (Amendment No. 6) filed with the SEC on January 26, 2024. BlackRock, Inc. has sole voting power of 64,471,044 shares of the Company's common stock and sole dispositive power of 72,523,555 shares of the Company's common stock.

Security Ownership of Executive Officers and Directors

	Shares Beneficially Owned[2]	
Name[1]	Number	Percent of Class
Alex Chriss	8,107	*
Daniel H. Schulman	646,776	*
Jamie Miller	—	*
Blake Jorgensen	—	*
Gabrielle Rabinovitch	85,347	*
Peggy Alford	45,608	*
Michelle Gill	—	*
Aaron Karczmer	142,422	*
John Kim	43,624	*
Rodney C. Adkins	26,460	*
Jonathan Christodoro	33,259	*
John J. Donahoe	83,553	*
David W. Dorman	66,405	*
Belinda J. Johnson	29,298	*
Enrique J. Lores	15,768	*
Gail J. McGovern	27,758	*
Deborah M. Messemer	13,976	*
David M. Moffett	62,805	*
Ann M. Sarnoff	23,650	*
Frank D. Yeary	45,760	*
All Directors and Executive Officers as a Group (24 Persons)	1,424,026	*

* Less than one percent

[1] c/o PayPal Holdings, Inc., 2211 North First Street, San Jose, California 95131.

[2] Shares of our common stock subject to options that are currently exercisable or exercisable within 60 days of March 27, 2024, and RSUs that are scheduled to vest within 60 days of March 27, 2024 are deemed to be outstanding for the purpose of computing the percentage ownership of the person holding those options or RSUs, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of beneficial ownership is based on 1,052,643,337 shares of common stock outstanding as of March 27, 2024.

Information About Our Executive Officers



Diversity of Our Current Executive Officers

71% of our executive officers are women and/or from diverse ethnic groups*

Did Not Disclose

Ethnically Diverse Men

Women

Ethnically Diverse Women

Our executive officers are elected annually by, and serve at the discretion of, the Board. The Board recognizes that diversity of our executive leadership is critical to strong and effective management of the Company.

* As of March 30, 2023

Executive Officer Biographies



ALEX CHRISS
President and Chief Executive Officer

| In current position since September 2023 | Age: 46 |

Career Highlights

Mr. Chriss' biography is set forth on page 17 of this proxy statement under the heading "Proposal 1: Election of Directors – Director Biographies."



MICHELLE GILL ●
Executive Vice President, General Manager –
Small Business & Financial Services Group

| In current position since November 2023 | Age: 51 |

Career Highlights

Senior Vice President, QuickBooks Money Platform at Intuit from March 2023 to September 2023.

General Manager and Executive Vice President of Consumer Lending and Capital Markets at SoFi from April 2020 to September 2022.

Chief Financial Officer of SoFi from May 2018 to April 2020.

Investment Professional at TPG Sixth Street Partners from July 2017 to April 2018.

Managing Director and Partner at Goldman Sachs from February 2003 to April 2017.



FRANK KELLER
Executive Vice President, General Manager –
Large Enterprise & Merchant Platform Group

| In current position since April 2024 | Age: 50 |

Career Highlights

Senior Vice President, General Manager – Large Enterprise & Merchant Platform Group from November 2023 to March 2024.

Senior Vice President, General Manager Merchant and Payments at PayPal from May 2022 to October 2023.

Senior Vice President, Enterprise Solutions and Digital Commerce at PayPal from January 2021 to April 2022.

Vice President, Europe & Global Inside Sales, Global Sales Transformation Lead at PayPal from June 2019 to January 2021.

Vice President, Global Head of Consumer Segment at PayPal from July 2018 to June 2019.

Served in additional positions of increasing responsibility at PayPal from May 2011 to July 2018.

★ Diverse Ethnicity   ● Woman



SUZAN KEREERE ● ★
President, Global Markets

In current position
since January 2024

Age:
58

Career Highlights

Executive Vice President, Global Business Solutions at Fiserv from June 2021 to December 2023 and Chief Growth Officer at Fiserv from July 2021 to November 2021.

Global Head, Merchant Sales & Acquiring at Visa from August 2018 to May 2021.

Head, Europe Merchant Sales & Acquiring at Visa from September 2017 to July 2018.

Head, Global Merchant Client Group at Visa from May 2016 to August 2017.

Served in positions of increasing responsibility at American Express from June 1996 to April 2016, including Senior Vice President & General Manager, National Client Group, Global Merchant Services from March 2013 to April 2016; and Senior Vice President & General Manager, Global Network Business from March 2010 to February 2013.

Member of the Board of Directors of 3M since February 2022.



JAMIE MILLER ●
Executive Vice President, Chief Financial Officer

In current position
since November 2023

Age:
55

Career Highlights

Global Chief Financial Officer of Ernst and Young from February 2023 to June 2023.

Senior Vice President, Chief Financial Officer and Head of Strategy of Cargill from June 2021 to January 2023.

Held a variety of senior positions at General Electric from April 2008 to February 2020, including Senior Vice President and Chief Financial Officer from November 2017 to February 2020; Senior Vice President and President and CEP of GE Transportation from October 2015 to November 2017; Senior Vice President and Chief Information Officer from April 2013 to October 2015.

Senior Vice President, Controller and Investor Relations at Anthem (formerly Wellpoint) from August 2007 to April 2008 and Lead Partner, Midwest financial services advisory practice at PricewaterhouseCoopers from 2005 to 2007

Member of the Board of Directors of Qualcomm since May 2020.



DIEGO SCOTTI ★
Executive Vice President, General Manager – Consumer Group & Global Marketing and Communications

In current position
since December 2023

Age:
51

Career Highlights

Executive Vice President, Chief Marketing Officer at Verizon from October 2014 to November 2023.

Senior Vice President, Chief Marketing Officer at J.Crew from November 2011 to October 2014.

Executive Director, Marketing at Vogue Magazine from August 2008 to October 2011.

Served in a variety of senior positions at American Express from August 1992 to August 2008, including Vice President, Global Advertising & Brand Management from July 2003 to August 2008.



AARON WEBSTER ★
Executive Vice President, Chief Enterprise Services Officer

In current position
since March 2024

Age:
44

Career Highlights

Chief Risk Officer, Global Head of Operations and Latin America at SoFi from June 2022 to March 2024.

Chief Risk Officer at SoFi from July 2019 to August 2022.

Chief Risk Officer at Citi from January 2018 to July 2019.

Held a variety of senior positions at Toyota North America from October 2008 to February 2018, including Managing Director, USA/Americas Risk Management and Data Science from August 2017 to February 2018; Managing Director, Risk Management and Data Science – Americas Region and US Residual Value from May 2016 to August 2017; and Director, Risk Management and Data Science – Americas Region from October 2008 to May 2016.

Regional Risk Leader at GE Capital from June 2004 to October 2008.

★ Diverse Ethnicity　　● Woman

PROPOSAL 2:
Advisory Vote to Approve Named Executive Officer Compensation ("say-on-pay" vote)

Each year, pursuant to Section 14A of the Exchange Act, we ask our stockholders to vote on an advisory basis to approve the compensation granted or paid to our named executive officers ("NEOs"), as described in the Compensation Discussion and Analysis and the compensation table sections of this proxy statement.

The Compensation Committee is committed to an executive compensation program that is transparent, appropriately incentivizes our executive officers and aligns with stockholder interests and external expectations and enables us to effectively compete for, attract and retain top talent so we can build the strongest possible leadership team for PayPal. The Compensation Committee believes the goals of our executive compensation program are appropriate and that the program is properly structured to achieve those goals. In deciding how to vote on this proposal, the Board encourages you to read the Compensation Discussion and Analysis and the compensation table sections of this proxy statement.

The Board recommends that stockholders vote "FOR" the following resolution:

> "RESOLVED, that the Company's stockholders approve, on an advisory basis, the compensation of the named executive officers, as disclosed in the Company's Proxy Statement for the 2024 Annual Meeting of Stockholders pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the 2023 Summary Compensation Table and the other related tables and disclosures."

This say-on-pay vote is advisory, and therefore not binding on the Company, the Board or the Compensation Committee. However, the Board and the Compensation Committee value the opinions of our stockholders and will take into account the outcome of this vote in considering future compensation arrangements. The next say-on-pay vote will occur at PayPal's 2025 annual meeting of stockholders.



✓ THE BOARD RECOMMENDS A **VOTE FOR** PROPOSAL 2.

Message from Our Compensation Committee

Dear PayPal Stockholders,

As the Compensation Committee of PayPal, we are driven by the goal of maximizing value for our stockholders over the long term. We recognize that the creation of long-term stockholder value begins with attracting exceptionally talented leaders and aligning the incentives of those leaders with those of our stockholders. 2023 was a transformative year for PayPal as we focused on refreshing our culture of innovation and welcomed a new CEO, a new CFO, and several additional new executives to our leadership team. Throughout our leadership team transformation, our efforts have been, and continue to be, guided by (1) input from our stockholders, (2) our rigorous pay-for-performance philosophy, and (3) our commitment to an executive compensation program that is transparent, creates appropriate incentives, and aligns with stockholder interests.

Executive Leadership Transitions and Related Compensation Decision-Making

In February 2023, Dan Schulman announced his intention to retire from the role of President and CEO at year-end. After a rigorous search process, Alex Chriss joined PayPal as President and CEO in September, followed by our new CFO, Jamie Miller, who joined in November. Mr. Chriss joined PayPal from Intuit, and has extensive product, technology and global payments experience, which will enable him to drive growth across the PayPal platform for years to come. Ms. Miller was most recently Global CFO of EY, and brings a proven track record of driving strong financial results.

In structuring the compensation for our new executives, the Compensation Committee focused on creating attractive compensation opportunities that would induce these talented, sought-after leaders to join PayPal while also providing the appropriate incentives to drive long-term value creation and retention and align Mr. Chriss and Ms. Miller's interests with those of our stockholders. Both Mr. Chriss and Ms. Miller received an initial grant of restricted stock unit ("RSU") and performance-based restricted stock unit ("PBRSU") awards, consistent with the grants we make for our executive officers on an annual basis. In addition, Mr. Chriss was granted make-whole RSUs, which were important to successfully recruit him from his prior employer, where he forfeited significant equity greater in value than the target grant date value of his make-whole grant upon joining PayPal. Ms. Miller was also granted sign-on incentive RSUs to establish an ownership stake, aligning her interests with those of our stockholders. Neither will receive any equity awards in the 2024 rewards cycle beyond those described above. We believe these new leaders position PayPal for continued growth, and the incentives each were granted upon joining PayPal provide strong alignment with our long-term performance and the interests of our stockholders.

In order to ensure the Board had sufficient time to conduct a rigorous search process, identify the best successor for Mr. Schulman, and facilitate an orderly CEO transition following the announcement of Mr. Schulman's retirement, in February 2023, the Compensation Committee (1) guaranteed that Mr. Schulman would receive his base salary and 2023 Annual Incentive Plan bonus for 2023 and (2) approved Mr. Schulman's annual long-term incentive award, which was designed to support a successful transition of Mr. Schulman's CEO duties to his successor and to maintain Mr. Schulman's alignment to the long term performance of PayPal. In determining the target value of Mr. Schulman's long term incentive award, the Committee considered past performance against financial, strategic and operational objectives and our stockholders' experience, and determined to reduce the target value from $24 million in 2022 to $18.7 million for 2023, reflecting our pay-for-performance philosophy. Mr. Schulman's long term incentive award included performance-based restricted stock units ("PBRSUs"), restricted stock units ("RSUs"), and transition-related performance-based RSU awards, the latter of which were designed to vest contingent on Mr. Schulman's successful completion of two performance conditions: 50% upon the new CEO's start date and the other 50% in June 2024, in anticipation of Mr. Schulman completing the transition of his duties and stepping down from the Board of Directors in May 2024 at the end of his current term. Ultimately, Mr. Schulman facilitated a smooth and effective transition, enabling Mr. Chriss to onboard more quickly than anticipated and allowing Mr. Schulman to complete the transition and retire from the Board in December 2023. The Compensation Committee determined that it would be appropriate to accelerate the vesting of the performance-based RSUs granted with respect to the second performance condition to match the timing of Mr. Schulman's retirement from the Board, as Mr. Schulman's performance of his transition responsibilities had been completed.

Stockholder Feedback and 2023 Say-on-Pay Vote

The perspectives of our stockholders on our business and governance practices, including our executive compensation program, have always been a key input in our decision-making process. PayPal's historically strong say-on-pay vote results demonstrate overall investor support for our program. Our 2023 say-on-pay vote, although supported by a substantial majority of our stockholders at 78% support, reflected a decrease in support compared to the prior year; this led the Compensation Committee to seek input from stockholders specifically regarding our compensation practices.

In response to the 2023 Say-on-Pay vote, as well as our CEO search, we conducted robust outreach to stockholders in 2023 to solicit input on these key topics. Since our 2023 Annual Meeting, we sought meetings with investors representing approximately 50% of our common stock and successfully engaged with investors holding approximately 19% of our common stock.

In these conversations, some of which included members of our Board, we were pleased to learn that stockholders broadly continue to support the fundamentals of our program and its alignment of pay and performance. Stockholders also provided input on the key criteria for our CEO search, and later expressed support for the hiring of Mr. Chriss, who brings extensive product and technology leadership experience, and conveyed that they understand the competitive market for talented executives in our industry. We discussed new-hire related compensation and the importance of tying those incentives closely to our strategy and long-term performance criteria. We also discussed enhancements that the Compensation Committee could make going forward. Stockholders shared diverse perspectives, but we noted themes including the opportunity to adopt different performance metrics to ensure continued alignment with our evolving strategy, such as placing more emphasis on profitability-linked metrics and exploring the potential inclusion of a relative TSR or return on capital metric.

2024 Compensation Program Enhancements Informed by Investor Feedback

With investor feedback front of mind, the Compensation Committee determined to make several enhancements to both our annual and long-term incentive plans to strengthen pay for performance alignment, increase the focus on profitable growth, reduce burn rate and address historical challenges experienced in connection with setting long-term performance goals.

In the annual incentive plan, starting with 2024 compensation, we have updated the underlying metrics from revenue and non-GAAP operating margin to non-GAAP operating income and transaction margin dollars. This will more closely align performance goals to our current strategy, including additional focus on driving profitable growth. We will also move to 100% cash compensation for the annual incentive plan, aligning payouts with intended rewards and reducing our burn rate. Additionally, beginning with first quarter 2024 results, non-GAAP operating income will include the impact of stock-based compensation expense, which will no longer be excluded from non-GAAP results. We believe this change to our financial reporting will introduce greater transparency, accountability, and discipline, while better aligning our own performance measures to the way that many investors already evaluate our business.

In the long-term incentive plan, starting with the 2024 grant, our PBRSUs will be earned based on a relative total shareholder return metric, measured as compared to the S&P 500, instead of the FX-neutral revenue compound annual growth rate and free cash flow compound annual growth rate metrics. This will more closely align pay with long-term shareholder value, while effectively motivating leaders to successfully and holistically drive PayPal's evolving strategy. Additionally, we will use a three-year performance period with three discrete measurement periods of 12, 24, and 36 months in calculating payouts to minimize the potential impact of short-term share price volatility; the PBRSU awards granted in 2024 will vest only at the end of the full three-year vesting period to maintain maximal retentive value and a focus on long-term value creation.

The Path Forward

The enhancements to our 2024 compensation program outlined above reflect the feedback we received from stockholders and will ensure continued strong pay-for-performance alignment. This past year has been pivotal for PayPal, and we have appreciated the opportunity to incorporate stockholder views as the Compensation Committee made critical compensation decisions. We look forward to continuing our dialogue with investors.

Compensation Discussion and Analysis

Table of Contents

Named Executive Officers

This Compensation Discussion and Analysis ("CD&A") describes the material compensation elements for each of PayPal's NEOs and provides an overview of the compensation policies and practices applicable to our NEOs.

2023 NEOs[1]



Alex Chriss
President and Chief
Executive Officer



Michelle Gill
Executive Vice President,
General Manager – Small
Business & Financial
Services Group



John Kim
Executive Vice President,
Chief Product Officer



Jamie Miller
Executive Vice President,
Chief Financial Officer

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[1] The following were also NEOs for 2023. Such NEOs either departed prior to the Record Date or will depart prior to the 2024 Annual Meeting of Stockholders:

- Daniel H. Schulman resigned from his role as President and Chief Executive Officer, effective September 27, 2023.
- Gabrielle Rabinovitch ceased serving in her role as acting Chief Financial Officer and Senior Vice President, Investor Relations and Treasurer, effective December 31, 2023. Pursuant to the planned transition with respect to the role of Chief Financial Officer, Ms. Rabinovitch's employment with PayPal terminated on January 31, 2024.
- Blake Jorgensen ceased serving as Chief Financial Officer effective March 7, 2023, and his employment with PayPal terminated on September 15, 2023.
- Pursuant to the planned transition in connection with an internal restructuring, Peggy Alford's employment with PayPal terminated on January 31, 2024.
- Aaron Karczmer, who served as PayPal's Executive Vice President, Chief Enterprise Services Officer, will depart from PayPal on April 30, 2024.

Executive Summary

Leadership Changes and Related Compensation

Mr. Schulman's announcement in February 2023 that he planned to retire on December 31, 2023 was a catalyst for our leadership team transformation in 2023. Mr. Schulman's longstanding leadership at PayPal made a positive and lasting impact, and the Board was committed to identifying a successor with extensive product, technology, and global payments experience who would build on Mr. Schulman's contributions and be a next generation leader, capable of driving growth across the PayPal platform for years to come. Largely in connection with the appointment of Mr. Schulman's successor, we reconstituted our leadership team in late 2023 and early 2024.

For a summary of each incoming NEO's new hire compensation, see the section below titled "Offer Letter Compensation for New NEOs." Additional details regarding Alex Chriss' offer letter, Jamie Miller's offer letter and Gabrielle Rabinovitch's transition agreement are also available on PayPal's Current Reports on Form 8-K filed on August 14, 2023, November 1, 2023, and December 22, 2023, respectively. For detailed information on each departing NEO's severance, transition, or retirement benefits, as applicable, see the section below titled "Potential Payments Upon Termination or Change in Control Table – Executive Departure-Related Compensation."

Chief Executive Officer Transition

Following a rigorous and thorough CEO search process conducted by the Board, PayPal identified Mr. Chriss as Mr. Schulman's successor and entered into an offer letter with Mr. Chriss setting out the terms of his employment and compensation. In August 2023, PayPal announced that Mr. Chriss would become PayPal's President and Chief Executive Officer and a member of the Board, effective September 27, 2023.

Mr. Schulman's last day of employment with PayPal was September 26, 2023, and he retired from the Board effective as of December 31, 2023. The PayPal Holdings, Inc. Executive Change in Control and Severance Plan, as amended and restated (the "Executive Severance Plan") previously filed with the SEC on February 8, 2024 as Exhibit 10.05 to PayPal's Annual Report on Form 10-K provides for certain retirement severance benefits in connection with a Qualifying Retirement (as defined in the Executive Severance Plan). Mr. Schulman's retirement constituted a Qualifying Retirement under the Executive Severance Plan. On December 12, 2023, Mr. Schulman entered into a retirement agreement with PayPal (the "Schulman Retirement Agreement"), which documented his retirement benefits and the conditions to receive them.

Chief Financial Officer Transition

Following Mr. Jorgensen's appointment as PayPal's Chief Financial Officer effective August 3, 2022, on September 14, 2022, PayPal announced that Mr. Jorgensen was taking a leave of absence for health reasons. Mr. Jorgensen ceased serving as Chief Financial Officer effective March 7, 2023, and thereafter served as a senior advisor to PayPal through September 15, 2023. Mr. Jorgensen's employment with PayPal terminated on September 15, 2023 and his separation constituted an involuntary termination by PayPal without Cause (as defined in the Executive Severance Plan), which qualified him for severance in accordance with the terms and conditions of the Executive Severance Plan. PayPal and Mr. Jorgensen entered into a separation agreement on March 3, 2023 (the "Jorgensen Separation Agreement"), which provided for the payment of severance benefits to Mr. Jorgensen under Appendix A of the Executive Severance Plan in exchange for a release of claims and other valuable consideration.

Upon commencement of Mr. Jorgensen's leave of absence, from September 14, 2022 until November 6, 2023, Ms. Rabinovitch served as PayPal's acting Chief Financial Officer, in addition to her continuing duties as Senior Vice President, Investor Relations and Treasurer. Upon Ms. Miller's appointment as PayPal's Chief Financial Officer effective November 6, 2023, Ms. Rabinovitch ceased to serve as PayPal's acting Chief Financial Officer, but otherwise continued to serve in her prior role through year-end.

Following a transition period that began on January 1, 2024, during which Ms. Rabinovitch provided transition services to PayPal as an officer on a part-time basis, Ms. Rabinovitch's employment with PayPal terminated on January 31, 2024, and her separation constituted an involuntary termination by PayPal without Cause (as defined in the Executive Severance Plan). The unique nature of Ms. Rabinovitch's roles at PayPal, her leadership of our financial operations at two key transitional points – first as interim Chief Financial Officer for approximately 2 months and later as acting Chief Financial Officer for an additional period of approximately 14 months – in addition to her significant experience as head of Investor Relations and Treasurer, made it critical to obtain transition services from Ms. Rabinovitch through January 31, 2024. In lieu of paying Ms. Rabinovitch severance in accordance with the Executive Severance Plan, on December 21, 2023 PayPal entered into an individually negotiated transition agreement with Ms. Rabinovitch (the "Rabinovitch Transition Agreement").

On October 29, 2023, in connection with Ms. Miller's appointment as PayPal's Chief Financial Officer, PayPal entered into an offer letter with Ms. Miller setting forth the terms and conditions of her employment and compensation.

Other NEO Transitions

Following Mr. Chriss' appointment to the CEO role, PayPal further strengthened its next generation leadership team by hiring seasoned leaders across several key roles, including Ms. Gill, whom PayPal brought on in November 2023 to serve as PayPal's Executive Vice President, General Manager of the newly formed Small Business and Financial Services Group. Ms. Gill will be accountable for bringing together the ecosystem of products and services that help small business owners run and grow their businesses into a unified offering. On October 23, 2023, PayPal entered into an offer letter with Ms. Gill setting out the terms of her employment and compensation.

In January 2024, Suzan Kereere joined PayPal as President, Global Markets. Following Ms. Kereere's appointment, Ms. Alford, PayPal's former Executive Vice President, Global Sales and Merchant Services, departed from PayPal on January 31, 2024. Her separation constituted an involuntary termination by PayPal without Cause (as defined in the Executive Severance Plan) and a Job Elimination (as defined in the Executive Long Term Incentive Program ("ELTIP") contained in Appendix B of the Executive Severance Plan), which qualified Ms. Alford for severance in accordance with the terms and conditions of the Executive Severance Plan. PayPal and Ms. Alford entered into a separation agreement on January 8, 2024 (the "Alford Separation Agreement"), which provided for the payment of severance benefits to Ms. Alford under Appendix A of the Executive Severance Plan and the ELTIP, in exchange for a release of claims and other valuable consideration.

In connection with a restructuring related to the leadership changes described above, Aaron Karczmer, PayPal's Executive Vice President, Chief Enterprise Services Officer, will depart from PayPal on April 30, 2024. His separation constitutes a resignation by Mr. Karczmer due to Good Reason (as defined in the Executive Severance Plan), which qualifies Mr. Karczmer for severance in accordance with the terms and conditions of the Executive Severance Plan. PayPal and Mr. Karczmer entered into a separation agreement on February 7, 2024 (the "Karczmer Separation Agreement"), which provides for the payment of severance benefits to Mr. Karczmer under Appendix A of the Executive Severance Plan, in exchange for a release of claims and other valuable consideration.

Offer Letter Compensation for New NEOs

The offer letters for Mr. Chriss and Mses. Miller and Gill included two categories of compensation entitlements: (1) go-forward, ordinary course compensation arrangements and (2) special, non-recurring new hire awards. The non-recurring new hire awards were intended to incentivize Ms. Miller and Ms. Gill to join PayPal's next generation leadership team. For Mr. Chriss, the non-recurring new hire awards were also intended to compensate him for a portion of the awards he forfeited in departing from his prior employer to join PayPal.

The amounts and types of compensation for each of Mr. Chriss and Mses. Miller and Gill were determined carefully by the Compensation Committee in consultation with the Compensation Committee's independent compensation consultant. Factors including, but not limited to, the NEO's experience, responsibilities, expertise, compensation at their prior employer (if publicly available or voluntarily disclosed), potential contributions to PayPal, the compensation received by the new NEO's predecessor at PayPal (if applicable), their competitive opportunities, including if applicable specific alternative opportunities at the time of hire, and market compensation for their role within PayPal's compensation peer group (as listed below under the heading "Our Compensation Peer Group") were considered when determining each new NEO's compensation package. In each case, the annual pay elements were consistent with the compensation practices of our peer group and the non-recurring elements of compensation were driven by the specific circumstances of the individual hires (as noted above). Consistent with market practice, as PayPal's Chief Executive Officer, Mr. Chriss is compensated at a higher level than the other new NEOs due to his higher level of responsibility, accountability, and experience.

Mr. Chriss and Mses. Miller and Gill will not receive any equity grants during PayPal's 2024 rewards cycle, apart from their Initial RSU Grants, Initial PBRSU Grants and Sign-On Incentive RSUs, as set forth in the two tables below.

The following table summarizes the go-forward compensation arrangements with each of Mr. Chriss and Mses. Miller and Gill that are documented in their offer letters:

NEO	Annual Base Salary Rate ($)	Target Annual Incentive Plan Bonus as a Percentage of Annual Base Salary	Initial RSU Grant ($)[1]	Initial PBRSU Grant (at target) ($)[2]
Alex Chriss *President & Chief Executive Officer*	1,250,000	200%	16,750,000	17,000,000
Jamie Miller *EVP, Chief Financial Officer*	750,000	125%	6,250,000	6,250,000
Michelle Gill *EVP, General Manager – Small Business & Financial Services Group*	750,000	125%	6,250,000	6,250,000

[1] Initial RSU Grants follow PayPal's standard 3-year vesting schedule. Amounts reflects grant date value.

[2] Initial PBRSU Grants follow PayPal's standard PBRSU vesting schedule, with their payout contingent on PayPal's performance over the three-year performance period. The three-year period applicable to Mr. Chriss' Initial PBRSU Grant began on January 1, 2023 (based on Mr. Chriss' start date, which was earlier than that of Mses. Miller and Gill) and the three-year period applicable to Ms. Miller's and Ms. Gill's Initial PBRSU Grants began on January 1, 2024. Amounts reflect target grant date value and may differ from those reported in the Summary Compensation Table below.

The following table summarizes the special, non-recurring new hire awards for Mr. Chriss and Mses. Miller and Gill, which were intended to compensate them for awards they forfeited when joining PayPal or to induce them to accept our offers, as applicable:

NEO	Cash Sign-On Bonus ($)	Make-Whole or Sign-On Incentive RSUs ($)	Total Non-Recurring, New Hire Awards ($)
Alex Chriss *President & Chief Executive Officer*	N/A	10,000,000[1]	10,000,000
Jamie Miller *EVP, Chief Financial Officer*	6,000,000[2]	2,000,000[3]	8,000,000
Michelle Gill *EVP, General Manager – Small Business & Financial Services Group*	2,000,000[2]	2,000,000[3]	4,000,000

[1] Represents Make-Whole RSUs at grant date value, which vest as to 50% on the first anniversary of grant date and 50% on the second anniversary of the grant date, with acceleration upon a Qualifying Termination (as defined in the Executive Severance Plan) of employment. Mr. Chriss forfeited significant equity awards at his prior employer that were greater in value than the target grant date value of Mr. Chriss' Make-Whole RSUs, which were intended to compensate Mr. Chriss for a portion of such forfeited awards.

[2] 50% of the Cash Sign-On Bonus was payable in cash within the first two pay periods following the NEO's start date, with the remaining 50% payable within two pay periods following the 6-month anniversary (each, an "installment"). If the NEO resigns or PayPal terminates the NEO's employment for cause: (a) on or before the first anniversary of the payment date of the first installment, the NEO must repay 100% of the first installment; (b) after the first anniversary of the payment date of the first installment and on or before the second anniversary of the payment date of the first installment, the NEO must repay the first installment, less 1/24th of the first installment for every full month of the NEO's active employment with PayPal following the NEO's start date; and (c) on or before the first anniversary of the payment date of the second installment, the NEO must pay back 100% of the second installment.

[3] Represents Sign-On Incentive RSUs at grant date value, which follow PayPal's standard 3-year vesting schedule.

2023 Financial and Operational Performance Highlights



Delivering solid revenue growth:

+8%

revenue increase from 2022 (spot basis)

Focusing on engaged accounts:

426M

active accounts (down 2% from 2022)

Growing payment volume:

$1.53T

Total Payment Volume (up 13% from 2022)

Efficiency and capital return contributing to earnings growth:

$5.10

non-GAAP EPS[1] growth (up 24% from 2022)

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[1]   Non-GAAP Operating Margin, non-GAAP earnings per diluted share and Free Cash Flow are not financial measures prepared in accordance with generally accepted accounting principles ("GAAP"). In 2023, the most significant adjustment to our GAAP measures was the exclusion of stock-based compensation expense. Starting with fiscal year 2024, our non-GAAP measures will include the impact of stock-based compensation expense. For more information on how we compute these non-GAAP financial measures and a reconciliation to the most directly comparable financial measures prepared in accordance with GAAP, please refer to "Appendix A: Reconciliation of Non-GAAP Financial Measures" in this proxy statement.

[2]   Adjusted free cash flow excludes the net impact of originating European buy now, pay later receivables as held for sale and the subsequent sale of these receivables.

In 2023, we delivered solid financial and operating results across our key performance metrics. We demonstrated strong expense discipline and the ability to operate the business with greater efficiency. In addition, we continued to reprioritize while making progress on long-term strategic initiatives aimed at driving more profitable growth.

We announced changes to our executive leadership team, intended to position PayPal for its next phase of growth. These changes underscore PayPal's commitment to building a high-performing organization, with the goal of advancing innovation and solutions to better serve our customers, and in turn drive more profitable growth.

We also reorganized our operations to be more closely aligned to the customers we serve – consumers, small businesses and large enterprises – and to help enable our teams to deliver more seamless and differentiated end-to-end experiences.

In the fourth quarter, we began externalizing our European buy now, pay later portfolio and divested Happy Returns as we pursue a disciplined approach to capital allocation and increase focus on core priorities.

In 2023, we processed $1.53 trillion in total payment volume across our platform, representing a year-over-year increase of 13%. We ended the year with 426 million active consumer and merchant accounts as we continued to focus on the quality of our account base and driving more usage and engagement among active accounts.

Our revenue increased 8% to $29.8 billion, non-GAAP operating margin expanded 110 basis points to 22.4% driven by expense leverage, and free cash flow was $4.2 billion, or $4.6 billion excluding the impact of externalizing our European buy now, pay later portfolio. We continued to return excess capital to stockholders with share repurchases of $5.0 billion, reducing our weighted average share count by approximately 4%. As a result of these factors, and benefit from the higher interest rate environment, non-GAAP diluted earnings per share increased 24% year-over-year to $5.10.

2023 NEO Compensation Program Elements

For 2023, the Compensation Committee approved an executive compensation program based on our "pay for performance" philosophy that is designed to align our executive officers' compensation with the key drivers of profitable growth. The ultimate goals of our executive compensation program are to properly incentivize and reward our executives for performance that exceeds expectations, provide transparency for our executives and our stockholders and position PayPal competitively to enable us to attract and retain highly capable leaders in an intensely competitive talent market.

The following is an overview of the 2023 compensation program elements for our NEOs.

	Form of Payment	Performance Period	Performance Criteria	Objectives	For More Information
Salary	100% Cash	Ongoing	Alignment of salary with performance is evaluated on an annual basis	• Compensates for expected day-to-day performance • Rewards individuals' current contributions • Reflect scope of roles and responsibilities	Page 60
Annual Incentive Plan ("AIP")	75% PBRSUs	One year	Revenue and Non-GAAP Operating Margin	• Rewards successful annual performance • Motivates achievement of short-term performance goals designed to enhance value of PayPal • Significant equity portion to further align with stockholder interests	Page 61
	25% Cash	One year	Individual Performance		
Long-Term Incentive Plan ("LTI")	50% PBRSUs	Three years	FX-Neutral Revenue Compound Annual Growth Rate ("CAGR") and Free Cash Flow CAGR	• Rewards successful achievement of three-year performance goals designed to enhance long-term value of PayPal • Intended to satisfy long-term retention objectives	Page 67
	50% RSUs	Vests over three years	Service-based vesting; ultimate value based on stock price performance	• Rewards the creation of long-term value • Recognizes potential future contributions • Intended to satisfy long-term retention objectives	Page 68

2023 Incentive Compensation Plan Outcomes

For 2023, the Compensation Committee approved incentive programs designed to strike an appropriate balance between incentivizing top-line growth, profitability, non-financial business initiatives and stockholder value creation over both the short-term and long-term horizons. By design, our AIP and PBRSUs utilize different metrics and timeframes, and for 2023, both programs utilized operational metrics. As a result, the two programs may have significantly different outcomes in the same year, as they did in 2023; this is consistent with the intended incentive structures of the programs.

Based on our 2023 results, our incentive plans paid out as follows:

2023 PayPal Annual Incentive Plan ("AIP" or "2023 AIP")

Under the AIP, 75% of the NEOs' target incentive was based on company performance. The following table shows the performance goals and actual performance achieved, as determined by the Compensation Committee.

Company Measure	Threshold (50% Payout)*	Target (100% Payout)*	Maximum (200% Payout)*	Actual Achieved	Actual Achieved (Percentage of Target Achieved)
Revenue (in $ billions)	$27.52	$28.42	$29.32	$29.77	200%
Non-GAAP Operating Margin	20.40%	22.40%	24.40%	22.43%	102%
				Company Performance Score of the AIP	151%

* Linear interpolation applies to revenue and Non-GAAP Operating Margin for results between specific goals.

The remaining 25% of the NEOs' target incentive under the AIP was based on individual performance. Payouts under the individual performance component of the AIP were 100% of target for each of our current NEOs.

2021-2023 PBRSUs

The following table shows the performance goals and actual performance achieved for the PBRSUs granted in 2021, which vested based on performance during a three-year performance period (the "2021-2023 PBRSUs").



Measure	Threshold (50% Payout)	Target (100% Payout)	Maximum (200% Payout)	Actual Achieved (Percentage of Target Achieved)
FX-Neutral Revenue CAGR	15.5%	17.5%	18.5%	0.0%
Free Cash Flow CAGR	13.0%	15.0%	16.0%	0.0%
			Aggregate Percent of Target Achieved	0.0%

2023 Say-on-Pay Outcome and Stockholder Engagement

At our 2023 Annual Meeting of Stockholders, 78% of the votes cast supported our say-on-pay proposal. While this represents significant support from our stockholders, it was below the level we have generally received in prior years. Following the 2023 Annual Meeting of Stockholders, we engaged in proactive outreach efforts with stockholders (including extensively during the Board's CEO search process), reaching out to stockholders representing approximately 50% of our common stock, and having conversations with stockholders representing 19% of our common stock. Independent directors participated in meetings with stockholders representing 12% of our common stock. We also met with proxy advisory firms Institutional Shareholder Services (ISS) and Glass Lewis in early 2024.

Compensation was a prominent topic during our discussions with investors. Compensation topics discussed and feedback from investors included the following:

New Hire Compensation for Joining Executives	• Supported hiring of Alex Chriss as PayPal's CEO, recognizing his extensive product and technology leadership experience and understanding the competitive environment for talented executives • Understood the rationale for and structure of recent new-hire related awards, and encouraged that future new-hire related awards also include rigorous performance criteria clearly tied to PayPal's go-forward strategy and have a reasonably long-term structure
Incentive Program Metrics	• Interested in more emphasis on profitability-linked metrics • Encouraged including a relative TSR metric and/or return on capital metric in the long-term incentive program • Emphasized the importance of including stock-based compensation expense in non-GAAP metrics underlying the compensation program
Disclosure	• Encouraged PayPal to continue providing thorough and transparent disclosure, especially with regard to individual performance evaluations that impact compensation
Use of Equity for Compensation	• Understood the reasoning for PayPal's broad-based equity incentive program and its position in PayPal's culture and talent retention and acquisition strategies • Acknowledged the impact of a decline in share price on the number of shares needed to deliver market-competitive dollar values; nevertheless, encouraged thoughtful go-forward management of the burn rate

For more information on our engagement efforts and additional feedback received through these conversations, see "Corporate Governance – Stockholder Engagement" on page 32 of this proxy statement.

2024 Compensation Program Changes Informed by Investor Feedback

Informed by investor feedback, in January 2024, our Compensation Committee made the following enhancements to our incentive programs to strengthen pay for performance alignment, increase the focus on profitable growth, reduce burn rate and address historical challenges experienced in connection with setting long-term performance goals.

Enhancements to 2024 PayPal Annual Incentive Plan

Enhancement	Rationale
Redesign the plan to fund the bonus pool based on company performance and determine employee payouts based on individual performance	Company-wide bonus pool and resulting employee bonus starting point to be based on company performance, strengthening pay and performance alignment; individual performance modifier will provide for better upwards or downwards differentiation when specifically warranted
Update metrics to Non-GAAP Operating Income and Transaction Margin Dollars (from Revenue and Non-GAAP Operating Margin)	Will more closely align performance goals to current Company strategy, including additional focus on driving profitable growth Additionally, stock-based compensation expense will be included in non-GAAP financial metric reporting, including non-GAAP Operating Income, beginning in 2024
Move to 100% cash compensation for short-term incentive program	Will align actual payout with intended value to be delivered and reduce burn rate

Enhancements to 2024-2026 PBRSUS under Long-Term Incentive Program

Enhancement	Rationale
Move to relative total shareholder return (rTSR) metric, measured as compared to The S&P 500 (from FX-Neutral Revenue CAGR and Free Cash Flow CAGR), with the target for rTSR vs. the S&P 500 set at the 55th percentile	More closely aligns PBRSU payouts with long-term shareholder value while effectively motivating leaders to holistically execute during this transitional period while our strategy continues to evolve
Three-year performance period using three discrete measurement periods of 12, 24, and 36 months in calculating payout; no vesting prior to end of the full three-year vesting period. If absolute TSR achievement is negative for the 36-month period, the maximum shares an executive could earn would be capped at 100% of the target number of shares	Will minimize the potential impact of short-term share price volatility, while maximizing retention value over the entire vesting period; designed to enhance the program's durability and provide a holistic measure of long-term value creation during PayPal's strategic pivot

Key Compensation Policies and Practices

We maintain the following policies and practices that we believe demonstrate our commitment to strong corporate governance and executive compensation best practices.

What We Do

Our AIP is entirely performance-based, and our NEOs are not guaranteed any minimum levels of payment under that plan.

Pay for Performance	✓	More than 50% of our NEOs' Target Total Direct Compensation is performance-based and tied to pre-established performance goals aligned with our short-term and long-term objectives.
Rigorous performance goals	✓	We use objective performance-based Company goals that are designed to be rigorous in our incentive plans.
Corporate sustainability and impact ("CSI") considerations	✓	We incorporate CSI considerations, such as risk and compliance and Belonging, into our executive compensation program.
Independent compensation consultant	✓	The Compensation Committee engages its own independent compensation consultant to advise on executive and director compensation matters.
Annual compensation peer group review	✓	The Compensation Committee annually reviews the composition of our compensation peer group to evaluate whether the peer group remains appropriate in light of our size and industry.
Annual say-on-pay vote	✓	We conduct an annual advisory say-on-pay vote on our NEO compensation.
Stockholder engagement	✓	We are committed to ongoing engagement with our stockholders – including on executive compensation, corporate governance and CSI matters – through teleconferences, in-person meetings and correspondence.
Annual compensation risk assessment	✓	We conduct an annual compensation risk assessment to evaluate whether our executive compensation program presents any risks that are reasonably likely to have a material adverse effect on PayPal.
Clawback policies	✓	In 2023, we adopted a mandatory recovery policy to comply with Exchange Act Rule 10D-1 and the Nasdaq listing standards regarding recovery of erroneously awarded compensation in the event of an accounting restatement. In addition, the Compensation Committee can require forfeiture or reimbursement of incentive compensation paid or awarded to our NEOs in certain other circumstances under our other clawback policy.
Robust stock ownership guidelines	✓	Our stock ownership guidelines require significant sustained ownership of PayPal common stock to align the long-term interests of our NEOs and non-employee directors with those of our stockholders and promote our commitment to sound corporate governance.
Prohibition of hedging and pledging transactions	✓	Our insider trading policy, which applies to all Board members, executive officers and employees, prohibits the use of hedging and monetization transaction relating to our securities and the use of PayPal derivative securities as collateral in a margin account or for any loan or extension of credit. Board members and executive officers are prohibited, and all other employees are strongly discouraged, from pledging any PayPal securities as collateral for loans.
Performance-based bonuses	✓	Our AIP is entirely performance-based, and our NEOs are not guaranteed any minimum levels of payment under that plan.

What We Don't Do

No excise tax gross-ups on "change in control" payments	✗	We do not provide our NEOs with any excise tax gross-ups or other payment or reimbursement of excise taxes on severance in connection with a change in control of PayPal.
No "single-trigger" CIC payments or acceleration of equity awards	✗	We do not make "single-trigger" change-in-control payments or maintain any plans that require single-trigger change-in-control acceleration of equity awards to our NEOs upon a change in control of PayPal.
No tax gross-ups on perquisites	✗	We do not provide our NEOs with tax gross-ups on perquisites, other than in limited circumstances related to relocation and international business travel that are at our direction and deemed to benefit our business operations.
No discounting of stock options or repricing of underwater options	✗	Our equity compensation plan expressly prohibits the discounting of the exercise price of stock options and the repricing of underwater stock options without stockholder approval.

2023 Compensation Framework and Decisions

Executive Compensation Program Design

Our key guiding principle for executive compensation is to closely align the compensation of our executives with the creation of long-term value for our stockholders. We do so by tying a significant portion of our executives' Target Total Direct Compensation opportunity (composed of each NEO's base salary, AIP target and LTI target) to PayPal's performance.

In designing our executive compensation program, the Compensation Committee prioritizes four goals:

Transparency, Simplicity and Clarity

Enable executives to directly link between Company and individual performance and their pay, and enable stockholders to directly link between returns on their investment and pay outcomes to Company performance.

One Team

Maintain unified goals and objectives of the annual short- and long-term incentive programs for the entire executive leadership team to drive aligned operational decisions and Company performance.

Winning the War For Talent

Recognize the unique space in which we compete and prioritize nimble and aggressive compensation strategies to attract and retain key talent.

Individual Performance

Deliver compensation commensurate with results, both on the upside and downside, and hold leaders accountable for their performance, including with respect to risk and compliance and Belonging within their respective organizations.

When designing our executive compensation program, the Compensation Committee assessed competitive market data obtained from the public filings of our compensation peer group companies and general industry data for comparable technology and financial companies that are included in proprietary third-party compensation surveys. For more information, see "Our Structure for Setting Compensation."

Base Salary

At the beginning of each year, the Compensation Committee reviews and approves each then-serving executive officer's base salary for the year. In making its determinations, the Compensation Committee considered competitive market data and certain individual factors, including the executive's individual performance, level of responsibility, breadth of knowledge and prior experience, while also considering internal pay equity. At the time of hire or promotion, the Compensation Committee approves the compensation of the newly appointed or promoted executive officer based on the competitive market data, prior experience, the compensation received at the executive officer's prior employer (if publicly available or voluntarily disclosed) and the compensation received by the executive officer's predecessor at PayPal. The following table shows the 2023 annualized base salary for each NEO.

NEO	Annual Base Salary in 2023 ($)[1]
Alex Chriss	1,250,000
Jamie Miller	750,000
Michelle Gill	750,000
John Kim	750,000
Daniel H. Schulman	1,250,000
Blake Jorgensen	750,000
Gabrielle Rabinovitch	750,000
Peggy Alford	750,000
Aaron Karczmer	750,000

[1] The annual base salaries provided in this table reflect each NEO's annualized rate of base salary during 2023.

How We Determine Incentive Compensation

When deciding the target amount and forms of incentive compensation for our NEOs, the Compensation Committee considers the size and complexity of the NEO's position and business unit or function, as well as the following factors (which we refer to as the "Incentive Compensation Factors"):

- leadership;
- performance against financial, strategic and operational objectives and performance measures;
- for newly hired NEOs, successfully onboarding and effectively integrating into PayPal;
- defining and executing against strategy, roadmaps and budgets;
- driving innovation for the business unit or function;
- championing and advancing PayPal's set of core values of inclusion, innovation, collaboration and wellness through its Leadership Principles;
- compliance with corporate governance policies and practices, and appropriate management of risks; and
- organizational development and human capital management, including hiring, development and retention for the business unit or function by supporting and enhancing our diversity, inclusion and equity initiatives (which we refer to collectively as "Belonging").

PayPal Annual Incentive Plan

The AIP provided each of our NEOs with the opportunity to earn annual incentive compensation based on Company performance and individual performance. For the 2023 AIP, the Compensation Committee determined that our executives' annual incentives should be primarily tied to our overall Company performance, with individual performance accounting for 25% of each executive's annual incentive.

The majority of our NEOs' AIP awards was in the form of PBRSUs, to be settled in shares of PayPal common stock based on Company achievement of the applicable performance criteria.

The following table sets forth the 2023 target annual incentive opportunity (the "Target Incentive Amount") for each participating NEO, which is expressed as a percentage of the NEO's base salary.

NEO[1]	AIP Target as Percentage of Base Salary
Alex Chriss[2]	200%
John Kim	125%
Daniel H. Schulman[3]	200%
Blake Jorgensen[3]	125%
Gabrielle Rabinovitch[3]	125%
Peggy Alford[3]	125%
Aaron Karczmer	125%

[1]   Mses. Miller and Gill were not eligible to participate in the 2023 AIP based on their respective start dates with PayPal. Under the AIP, an individual must be employed by PayPal before October 1, 2023, to be eligible to participate in the AIP for fiscal year 2023.

[2]   Mr. Chriss' AIP Target was established at the time he joined PayPal, and he was eligible for a prorated 2023 AIP bonus based on his start date relative to the performance period.

[3]   Messrs. Schulman and Jorgenson and Mses. Rabinovitch and Alford ceased to be eligible for the 2023 AIP in accordance with its terms upon their termination of employment with PayPal. For information on the compensation these NEOs received in connection with their termination of employment, see the section below titled "Potential Payments Upon Termination or Change in Control Table – Executive Departure-Related Compensation."

75% of the Target Incentive Amount for each NEO was delivered in the form of PBRSUs with a one-year performance period, with the final payout determined based on Company performance for 2023.

NEO	Base Salary Used to Calculate PBRSU Target[1] ($)	PBRSU Target Incentive Amount ($)	PBRSU Target[2] (Shares)
Alex Chriss	328,767	493,151	8,225
John Kim	750,000	703,125	8,827
Daniel H. Schulman[3]	1,250,000	1,875,000	23,539
Blake Jorgensen[3]	750,000	703,125	8,827
Gabrielle Rabinovitch[3]	750,000	703,125	8,827
Peggy Alford[3]	750,000	703,125	8,827
Aaron Karczmer	750,000	703,125	8,827

1 In accordance with the terms of the 2023 AIP, each then-serving NEO's base salary and AIP Target as of April 1, 2023 was used to calculate the Target Incentive Amount applicable to the PBRSUs granted pursuant to the AIP. For Mr. Chriss, his starting base salary was used to calculate his Target Incentive Amount applicable to the PBRSUs, which was prorated based on his start date relative to the performance period.

2 The target number of PBRSUs was determined by dividing (i) the Target Incentive Amount allocated to the Company performance portion by (ii) the average closing price of PayPal common stock for a period of 30 consecutive trading days prior to the grant date (the "Average Closing Price"). The PBRSUs under the 2023 AIP were granted on February 15, 2023 to each of the then-serving NEOs and on October 15, 2023 to Mr. Chriss.

3 Messrs. Schulman and Jorgensen and Mses. Rabinovitch and Alford ceased to be eligible for the 2023 AIP in accordance with its terms upon their termination of employment with PayPal. For information on the compensation these NEOs received in connection with their termination of employment, see the section below titled "Potential Payments Upon Termination or Change in Control Table – Executive Departure-Related Compensation."

The remaining 25% of the Target Incentive Amount for each NEO was determined based on individual performance, to be delivered in cash, in each case as described below.

NEO	Base Salary Used to Calculate Cash Incentive Amount[1] ($)	Target Cash ($)
Alex Chriss[2]	328,767	164,384
John Kim	750,000	234,375
Daniel H. Schulman[3]	1,250,000	625,000
Blake Jorgensen[3]	750,000	234,375
Gabrielle Rabinovitch[3]	750,000	234,375
Peggy Alford[3]	750,000	234,375
Aaron Karczmer	750,000	234,375

1 In accordance with the terms of the AIP, each NEO's base salary and AIP Target as of December 1, 2023 was used to calculate the Target Incentive Amount applicable to the cash portion of the AIP.

2 Mr. Chriss' Target Cash was prorated based on his start date relative to the performance period.

3 Messrs. Schulman and Jorgensen and Mses. Rabinovitch and Alford ceased to be eligible for the 2023 AIP in accordance with its terms upon their termination of employment with PayPal. For information on the compensation these NEOs received in connection with their termination of employment, see the section below titled "Potential Payments Upon Termination or Change in Control Table – Executive Departure-Related Compensation."

The actual amount of each participating NEO's 2023 AIP award was determined by the following formula (and for Mr. Chriss, prorated based on his start date relative to the performance period, in accordance with the terms of the 2023 AIP applicable to employees hired during the performance period):


Base Salary
Target Incentive %
Company Performance
75% Weight
Revenue
0-200% Payout
Non-GAAP Operating Margin
0-200% Payout
Individual Performance
25% Weight
0-200% Payout
AIP PAYOUT

Company Performance Measures

When designing PayPal's 2023 executive compensation program, the Compensation Committee evaluated a range of performance metrics for the purposes of PayPal's incentive programs and considered input from management and its independent compensation consultant. The Compensation Committee determined that revenue and non-GAAP operating margin were the metrics best aligned to PayPal's strategy entering 2023, and that achievement of goals associated with those measures would drive strong operational performance results and shareholder returns.

Measure	Weighting	Definition	Purpose
Revenue	50%	Revenue, as reported in our Annual Report on Form 10-K.	The Compensation Committee believes that revenue is a key financial metric for the Company's performance and driver of stockholder value creation.
Non-GAAP Operating Margin	50%	"Non-GAAP Operating Margin," as described in "Appendix A: Reconciliations of Non-GAAP Financial Measures" to this proxy statement.	The Compensation Committee believes that Non-GAAP Operating Margin is an important measure of our performance because it measures profitability, reflects the Company's revenue growth and expense management discipline and is a key financial metric of core financial performance and business activities within our peer group. Non-GAAP Operating Margin is also a key financial metric that the Company uses internally to measure ongoing financial performance.

The minimum threshold for either revenue or Non-GAAP Operating Margin needed to be met to trigger any payments under the Company performance component of the AIP. Revenue and Non-GAAP Operating Margin were weighted equally to determine the payout of the Company performance component of the AIP. The maximum possible payout for the Company performance portion of the AIP was 200%.

In January 2023, the Compensation Committee established threshold, target, and maximum performance goals for the revenue and Non-GAAP Operating Margin measures, based primarily on our approved budget and operating plan for the year and full year guidance provided to the investment community. The table below shows the performance goals for the AIP applicable to the NEOs and the actual performance achieved. The Compensation Committee believes that the goals established were rigorous and represented a high degree of operational performance. In addition, the 2023 targets for both revenue and Non-GAAP Operating Margin were set higher than the actual performance achieved in 2022.

Company Measure	Threshold (50% Payout)*	Target (100% Payout)*	Maximum (200% Payout)*	Actual Achieved	Actual Achieved (Percentage of Target Achieved)
Revenue (in $ billions)	$27.52	$28.42	$29.32	$29.77	200%
Non-GAAP Operating Margin	20.40%	22.40%	24.40%	22.43%	102%
			Company Performance Score of the AIP		151%

* Linear interpolation applies to revenue and Non-GAAP Operating Margin for results between specific goals.

Individual Performance Measures

25% of the target incentive amount for our NEOs was based on an individual performance score ranging from 0% to 200% (the "Individual Performance Score"). At the beginning of 2023, the Compensation Committee discussed with Mr. Schulman the key factors for determining awards under the AIP, as well as our then-serving NEOs' expected contributions to that performance and their respective individual business objectives. Mr. Schulman briefed Mr. Chriss on the key individual performance factors applicable to the NEOs for the 2023 AIP as part of the transition of his responsibilities to Mr. Chriss. In early 2024, the Compensation Committee assessed the then-serving NEOs' individual performance during 2023 against their respective objectives for the year.

The key accomplishments of the NEOs that were eligible for an AIP bonus are discussed below.

NEO[1]	Key Performance Against Objectives
Alex Chriss	• Successfully onboarded into CEO role • Recruited top talent to fill several key leadership positions
Aaron Karczmer	• Developed and led the end-to-end Servicing Transformation as a company-wide priority to enable the structural shift from being primarily transaction-focused to primarily customer-focused
John Kim	• Oversaw product, design, and technology organizations, including planning, resource management, and operations • Oversaw end-to-end merchant and consumer product strategy, and continued development and optimization of supporting product capabilities across the consumer and merchant customer segments • Led the incubation of several new products including the launch of AI checkout, PayPal Complete Payments, Venmo Commerce and Cash Back rewards

[1] Mses. Miller and Gill were not eligible for the 2023 AIP based on their start date with PayPal. Messrs. Schulman and Jorgensen and Mses. Rabinovitch and Alford ceased to be eligible for the 2023 AIP in accordance with its terms upon their termination of employment with PayPal. For information on the compensation these NEOs received in connection with their termination of employment, see the section below titled "Potential Payments Upon Termination or Change in Control Table – Executive Departure-Related Compensation."

In determining the Individual Performance Score for each NEO, the Compensation Committee, with Mr. Chriss' input, conducted a thorough review of each applicable NEO's performance against their various business objectives, taking into account the relative importance of each objective to PayPal. Mr. Chriss then recommended to the Compensation Committee each NEO's Individual Performance Score other than his own. The Compensation Committee made a final determination, in its sole discretion, as to the Individual Performance Score for each applicable NEO based on this review and Mr. Chriss' recommendations. The Compensation Committee also reviewed Mr. Chriss' performance and determined, in its sole discretion, the Individual Performance Score for Mr. Chriss.

The Compensation Committee also included in its consideration each applicable NEO's individual performance ratings based on (1) each NEO's demonstrated commitment to PayPal's Belonging strategy and goals, pursuant to the independent observation and judgment of PayPal's people function leadership team; and (2) the risk and compliance reviews by, and independent observation and judgment of, PayPal's risk and compliance officers, as well as its own observations and assessments of the performance of each NEO. In 2023, we continued our multi-year process to incorporate Belonging into our executive compensation program, and assessed the actions taken by our leaders with the intent to drive measurable outcomes over time. For 2023, PayPal's focus was driving purposeful actions to yield more inclusive and diverse outcomes and engagement with respect to our employee population. The Compensation Committee assessed each NEO's participation in our Belonging program based on demonstrable and objective actions taken by the NEO. In addition, the Compensation Committee assessed whether our Belonging program was producing the intended outcomes. The Compensation Committee believes that PayPal's executive compensation program should appropriately support PayPal's multi-year, long-term Belonging strategy. The Compensation Committee intends to continue incorporating Belonging considerations in the executive compensation program, with an increased focus on measurable outcomes resulting from our NEOs' active engagement.

Embedding Belonging in our Executive Compensation Program

Our performance evaluation is based on each executive officer's commitment to building the foundation of a more inclusive and diverse culture as demonstrated through measurable actions across the employee lifecycle:

Participation in training and learning journey for all employees	Diverse pipeline hiring programs to broaden our candidate pool	Sponsorship programs to coach, support, and enable advancements among employees broadly	Focus on building broad and inclusive slates for critical role succession planning	Business-specific actions to support retention and advancement

Based upon evaluation of each individual's performance achievements as well as assessment of demonstrated commitment to PayPal's Belonging strategy and risk and compliance reviews, the Compensation Committee determined that each individual achieved target performance for the year.

AIP Payments

The following table shows the AIP Payout for each participating NEO.[1]

NEO	Target PBRSUs (Shares) x	Company Performance Score =	2023 AIP PBRSU Payout (Shares) +	Target Cash ($) x	Individual Performance Score =	2023 AIP Cash Payment ($)
Alex Chriss	8,225	151%	12,420	164,384	100%	164,384
John Kim	8,827	151%	13,329	234,375	100%	234,375
Aaron Karczmer	8,827	151%	13,329	234,375	100%	234,375

[1] Mses. Miller and Gill were not eligible for the 2023 AIP based on their start date with PayPal. Messrs. Schulman and Jorgensen and Mses. Rabinovitch and Alford ceased to be eligible for the 2023 AIP in accordance with its terms upon their termination of employment with PayPal. For information on the compensation these NEOs received in connection with their termination of employment, see the section below titled "Potential Payments Upon Termination or Change in Control Table – Executive Departure-Related Compensation."

Long-Term Incentive Compensation

Long-Term Incentive Award Target Values

In making its determination on the LTI target values for our NEOs for 2023, the Compensation Committee set equity award guidelines and target levels for individual awards by position based on the following:

- equity compensation practices of technology companies in our compensation peer group, as disclosed in their public filings (see "Our Compensation Peer Group" below for our 2023 peer group) and in proprietary third-party compensation surveys;
- individual performance and potential;
- the Incentive Compensation Factors (see "How We Determine Incentive Compensation" above);
- any changes to or expansion of scope of role and responsibilities; and
- the need to retain qualified individuals in a highly competitive market for proven executive talent taking into account their prospective contributions to PayPal.

The Compensation Committee determines each of our NEO's target values based on information available at the beginning of the year (or, if later, at the time of appointment), including company and individual performance and potential and competitive market data. The 2023 LTI awards for our NEOs, other than for Mr. Schulman, as described below, (and excluding the awards described below in the section "Leadership Transition Awards") were divided equally into (i) PBRSUs (assuming target performance) with a three-year performance period and (ii) service-based RSUs that vest over three years (with one-third of the RSUs vesting on the first anniversary of the grant date, and the remainder vesting ratably each subsequent quarter over the remaining vesting period). Based on the above guidelines, in January 2023, the Compensation Committee approved the target 2023 LTI awards for our then-serving NEOs, which are set forth in the following table. Mr. Chriss and Mses. Miller and Gill are not included in the below table as they joined PayPal during 2023; their new hire equity awards are described above in the section titled "Leadership Changes and Related Compensation."

NEO	Target LTI Grant Value ($)[1]	Target PBRSUs Value ($) (Shares)[2]	Service-Based RSUs ($) (Shares)[2]	CEO Transition Performance-Based RSU Awards ($) (Shares)[2]
John Kim	$8,000,000	$4,000,000 (50,676 shares)	$4,000,000 (50,676 shares)	
Daniel H. Schulman	$18,700,000	$6,000,000 (76,014 shares)	$6,000,000 (76,014 shares)	$6,700,000 (84,882 shares)
Blake Jorgensen	—	—	—	
Gabrielle Rabinovitch	$7,500,000	$3,750,000 (47,509 shares)	$3,750,000 (47,509 shares)	
Peggy Alford	$7,500,000	$3,750,000 (47,509 shares)	$3,750,000 (47,509 shares)	
Aaron Karczmer	$7,500,000	$3,750,000 (47,509 shares)	$3,750,000 (47,509 shares)	

[1]   Reflects the Target LTI Grant Value for awards granted to NEOs listed in the table in 2023. This table excludes the awards described below in the section "Leadership Transition Awards."

[2]   The target number of PBRSUs and number of service-based RSUs granted was determined by dividing the total grant value of the award by the Average Closing Price. The PBRSUs, service-based RSUs and CEO Transition Performance-Based RSU Awards listed in this table were granted on March 1, 2023 to the then-serving NEOs.

In determining Mr. Schulman's long term incentive compensation target value and design, the Board considered the following:

Our performance against financial, strategic and operational objectives, and our stockholders' experience	As a result of an assessment of our performance, our CEO's LTI target value was reduced year-over-year, from $24M in 2022 to $18.7M in 2023, reflecting our pay-for-performance philosophy
The need to ensure an orderly CEO transition	We granted Mr. Schulman two CEO Transition Performance-Based RSU Awards of equal value that were designed to vest contingent on Mr. Schulman's successful completion of two performance conditions related to the recruitment and onboarding of a new CEO. One award vested upon the new CEO's start date and the other was scheduled to vest in June 2024, in anticipation of and conditioned upon Mr. Schulman completing the transitioning of his duties and stepping down from the Board of Directors in May 2024 at the end of his current term.
	Ultimately, Mr. Schulman facilitated a smooth and effective transition, enabling Mr. Chriss to onboard more quickly than anticipated and allowing Mr. Schulman to complete the transition and depart from the Board in December 2023. The Compensation Committee determined that it would be appropriate to accelerate the vesting of the performance-based RSUs granted with respect to the second performance condition to match the timing of Mr. Schulman's retirement from the Board, as Mr. Schulman's performance of his transition responsibilities had been completed
The need to maintain Mr. Schulman's alignment to long-term performance and ensure his focus on execution during the remainder of his tenure	Mr. Schulman's 2023 LTI included PBRSUs with a three-year performance period from January 1, 2023 through December 31, 2025, with metrics described below, and RSUs that would vest one-third each on the first, second and third anniversary of the grant date, assuming his employment ultimately terminated due to a Qualifying Retirement

Performance-Based Restricted Stock Units (PBRSUs)

In January 2023, the Compensation Committee approved the following structure for the multi-year PBRSUs granted in 2023 (the "2023-2025 PBRSUs").

- Three-year performance period from January 1, 2023 through December 31, 2025, to emphasize the importance of long-term, sustained strategic growth.
- Awards to be settled in shares of PayPal common stock, subject to the Compensation Committee's approval of the level of achievement against the pre-established goals for two performance measures: "FX-Neutral" Revenue compound annual growth rate ("CAGR") and Free Cash Flow CAGR.

Performance Measures and Rationales

The Compensation Committee believes that measuring CAGR over the three-year performance period is an appropriate performance measure as it is aligned with our long-term goal of growing revenue and free cash flow.

The following table describes the two performance measures for the 2023-2025 PBRSUs and the Compensation Committee's rationale for their selection.

Measure	Weighting	Definition	Purpose
FX-Neutral Revenue CAGR	50%	Revenue calculated on a fixed foreign exchange basis (referred to as "FX-Neutral").	The Compensation Committee believes that the FX-Neutral Revenue measure makes our executive officers accountable for driving profitable growth while making appropriate tradeoffs between investments that increase future revenue growth and operating expense.
Free Cash Flow CAGR	50%	"Free Cash Flow" as described in "Appendix A: Reconciliation of Non-GAAP Financial Measures" to this proxy statement.	The Compensation Committee believes that the Free Cash Flow measure reinforces the importance of PayPal's cash generation capability so we can finance continued growth and investment requirements and remain well-positioned to take advantage of inorganic growth opportunities.

PBRSU Mechanics and Targets

Each year, in establishing performance goals for the new three-year performance period, the Compensation Committee considers a number of key factors, including PayPal's:

- medium-term business plan;
- strategic direction and initiatives;
- historical performance and goals set for prior performance periods; and
- potential extraordinary events that could have a disproportionate impact on the alignment of performance and compensation.

The targets set by the Compensation Committee are intended to be rigorous and consistent with the medium-term outlook provided to the investment community and our medium-term business plan. The specific goals for the 2023-2025 PBRSUs are intended to be challenging but attainable to provide appropriate incentives for our executive officers to continue to grow our business. The Compensation Committee believes that achievement of maximum performance against the target levels would require sustained exceptional performance over the performance period.

The two LTI performance measures are independent. If either threshold goal is met, awards will be earned with respect to that performance measure consistent with the weighting shown in the table above. If the performance threshold for a measure is not met, there will be no payment attributable to that performance measure. If neither performance threshold is met, no shares of PayPal common stock subject to the 2023-2025 PBRSUs will be awarded.

We do not disclose the specific performance goals for the 2023-2025 PBRSUs in this proxy statement for competitive reasons. For each measure, performance at the threshold level will result in a payout of 50% of target, performance at the target level will result in a payout of 100% of target and performance at the maximum level will result in a payout of 200% of target. Linear interpolation is applied to performance between threshold, target and maximum levels. The performance targets and achievement levels for the 2021-2023 PBRSUs are shown below to provide insight into the rigor of the targets the Compensation Committee sets.

Settlement of Previously Awarded 2021-2023 PBRSUs

The Compensation Committee set the targets for the 2021-2023 PBRSUs at the beginning of the performance period. The percentage of target achieved for the 2021-2023 PBRSUs was 0%.

The following chart shows the minimum, target and maximum vesting levels for FX-Neutral Revenue CAGR and Free Cash Flow CAGR for the 2021-2023 PBRSUs, the actual results for each measure, and the corresponding percentage of target achieved.

PayPal Performance



Measure	Threshold (50% Payout)	Target (100% Payout)	Maximum (200% Payout)	Actual Achieved (Percentage of Target Achieved)
FX-Neutral Revenue CAGR	15.5%	17.5%	18.5%	0.0%
Free Cash Flow CAGR	13.0%	15.0%	16.0%	0.0%
Aggregate Percent of Target Achieved				**0.0%**

Accordingly, each of the NEOs did not earn any shares with respect to the 2021-2023 PBRSUs.

Restricted Stock Units (RSUs)

Our 2023 LTI awards also included service-based RSUs with a three-year vesting schedule. These RSU awards vest one-third on the first anniversary of the grant date, with the remainder vesting ratably each following quarter over the remaining vesting period, subject to the continued employment of the NEO. Service-based RSUs have value regardless of whether our stock price increases or decreases, and are designed to help secure and retain our executive officers and provide an appropriate incentive for them to remain with us during the vesting period.

Leadership Transition Awards

On April 15, 2023, Ms. Alford, Ms. Rabinovitch, Mr. Karczmer and Mr. Kim were granted service-based RSUs with a two-year vesting schedule, which vest in full on the second anniversary of their grant date, subject to the continued employment of the NEO with PayPal (the "Leadership Transition RSUs").

The number of shares subject to the Leadership Transition RSUs was determined by dividing (x) the Leadership Transition RSU Value set forth in the following table by (y) the average closing PayPal share price as reported on the NASDAQ Global Select Market for the period of 30 consecutive trading days ending on (and including) the last trading day prior to April 15, 2023 (the grant date), and rounding up to the nearest whole share.

The Leadership Transition RSU Value of each NEO's award was determined by the Compensation Committee to provide retention incentives to the recipients to remain employed with PayPal in the face of significant perceived continuing employment uncertainty driven by our planned CEO transition. In light of that transition, the Compensation Committee believed near-term stability within these NEOs' roles until a new CEO was identified was particularly critical to minimizing disruption to our business and, ultimately, facilitating a more effective and efficient transition.

NEO	Leadership Transition RSU Value ($)
John Kim	1,000,000
Gabrielle Rabinovitch	2,000,000
Peggy Alford	2,500,000
Aaron Karczmer	3,000,000

Other Compensation Elements

Deferred Compensation

The DCP, our non-qualified deferred compensation plan, provides our U.S.-based executive officers the opportunity to defer compensation in excess of the amounts that are legally permitted to be deferred under our tax-qualified 401(k) savings plan (the "401(k) Plan"). Each of the 401(k) Plan and the DCP allows participants to set aside tax-deferred amounts. The Compensation Committee believes the opportunity to defer compensation is a competitive benefit that enhances our ability to attract and retain talented executives while building plan participants' long-term commitment to PayPal. The investment return on the deferred amounts is linked to the performance of a range of market-based investment choices.

Other Benefits

We provide certain executive officers with perquisites and other personal benefits that the Compensation Committee believes are reasonable and consistent with our overall executive compensation program and philosophy and that will help us attract and retain these executive officers, as set forth below. The Compensation Committee periodically reviews the levels of these benefits provided to our executive officers.

CEO Security Program

We maintain a comprehensive security policy, and we may determine that in certain circumstances, certain executive officers should be required to have personal security protection. We require these executives to accept such personal security protection because we believe it is in the best interests of PayPal and our stockholders that our executives and their family members not be vulnerable to security threats.

Because PayPal is a highly visible company, the Compensation Committee authorized a CEO security program to address safety concerns, which include specific threats to our CEO's safety arising directly as a result of his position as our President and CEO. In connection with this program, we paid to procure, install and maintain personal residential security measures and for the costs of security personnel during personal travel for Mr. Chriss (and previously, Mr. Schulman). In addition, the Compensation Committee has approved Mr. Chriss' (and previously, Mr. Schulman's) use of our corporate aircraft for personal travel in connection with his overall security program.

We believe the costs of this overall security program are reasonable, appropriate and benefit PayPal. Although we do not consider the CEO overall security program to be a perquisite for the benefit of either Mr. Chriss or Mr. Schulman for the reasons described above, the costs related to personal security measures for them at their residence and during personal travel, as well as the costs of our corporate aircraft for personal travel, are reported in the "All Other Compensation" column in the 2023 Summary Compensation Table below.

Our Structure for Setting Compensation

Roles and Responsibilities

Compensation Committee

Our executive compensation program is designed and administered under the direction and control of the Compensation Committee, which is made up solely of independent directors. The Compensation Committee reviews and approves our overall executive compensation program, policies and practices and sets the compensation of our executive officers, including our NEOs.

Compensation Consultant

The Compensation Committee's independent compensation consultant provides advice and resources to help the Compensation Committee assess the effectiveness of our executive compensation strategy and program. The compensation consultant reports directly to the Compensation Committee, and the Compensation Committee has the sole power to terminate or replace the consultant at any time. Compensia has served as the Compensation Committee's compensation consultant since 2016.

The Compensation Committee directed Compensia to help members of management obtain the information necessary for management to formulate recommendations to the Compensation Committee, which are evaluated by Compensia. A representative of Compensia also attends Compensation Committee meetings, in executive session with no members of management present, and meets with the Chair and members of the Compensation Committee outside of regular meetings.

As part of its engagement in 2023, Compensia provided an environmental scan of executive compensation, evaluated our compensation peer group composition, evaluated executive cash and equity compensation levels at our compensation peer group companies, reviewed proposed compensation adjustments and changes to existing arrangements, advised on the framework for our annual and long-term incentive awards, assessed executive perquisites relative to peer and broader market practices and reviewed proposed compensation arrangements for new executives, as well as the compensation of our non-employee directors. Compensia did not provide any other services to us in 2023.

Recognizing the importance of objective advice, the Compensation Committee closely examines the procedures and safeguards of its compensation consultant to ensure that its services are objective. The Compensation Committee has assessed the independence of Compensia pursuant to the applicable Nasdaq listing standards and SEC rules and concluded that Compensia's work for the Compensation Committee does not raise any conflict of interest.

CEO and the People Function

The Compensation Committee works with members of our management team, including Mr. Chriss and Ms. Cruz, our EVP, Chief People Officer, to formulate the specific plan and award designs, including performance measures and performance target levels, necessary to align our executive compensation program with our business objectives and strategies.

Mr. Chriss reviews with the Compensation Committee his performance evaluations of each of our other NEOs together with his recommendations regarding base salary adjustments, annual incentive awards and long-term incentives to allow the Compensation Committee to consider our financial and operational results as well as individual performance in its compensation decisions. The Compensation Committee makes all final decisions regarding the compensation of all our NEOs.

While certain members of management attended the meetings of the Compensation Committee in 2023 by invitation, they did not attend executive sessions of the meetings or portions of Compensation Committee meetings during which their individual compensation was discussed or approved.

Our Compensation Peer Group

Our compensation peer group is made up of technology companies and financial companies. This mix is intended to provide the Compensation Committee with insight into the differences across these two business sectors in which we generally compete for executive talent.

In deciding whether a company should be included in our compensation peer group, the Compensation Committee generally considers the following screening criteria:

- revenue;
- market capitalization;
- historical growth rates;
- primary line of business;
- whether the company has a recognizable and well-regarded brand; and
- whether we compete with the company for executive talent.

Each member of the compensation peer group was chosen based on one or more of the factors listed above, but not all factors were relevant for every peer company. While some of the compensation peer group members may be significantly larger than PayPal in terms of revenue or market capitalization, the Compensation Committee has determined that such companies should be included in the peer group primarily because we compete with them for talent.

Our compensation peer group for 2023 was composed of 10 technology companies and nine financial companies with which we generally compete for talent. Applying the criteria described above and in order to improve the comparability of our compensation peer group, in consultation with Compensia, the Compensation Committee removed Alphabet Inc., Amazon.com, Inc. and Meta Platforms, Inc. from our compensation peer group and added Capital One Financial Corporation, Shopify Inc. and Uber Technologies, Inc.

Peer Group Companies



Technology Companies	Financial Companies
• Adobe Inc.	• American Express Company
• Apple Inc.	• Capital One Financial Corporation
• Block, Inc.	• Discover Financial Services
• Intuit Inc.	• Fidelity National Information Services, Inc.
• Netflix, Inc.	• Fiserv Inc.
• Oracle Corporation	• Global Payments Inc.
• Salesforce, Inc.	• JP Morgan Chase & Co.
• ServiceNow, Inc.	• Mastercard Incorporated
• Shopify Inc.	• Visa Inc.
• Uber Technologies, Inc.	

In assessing our executive compensation program for 2023 and going forward, the Compensation Committee considered the compensation programs of our compensation peer group as well as our goals of rewarding performance and retaining core top talent. We also compare our performance against the performance of companies in our compensation peer group that we believe have relatively comparable business models. Our executive compensation program is generally designed to roughly parallel the programs of members of our compensation peer group because our employees have historically been recruited by these competitors.

Other Compensation Practices and Policies

Stock Ownership Guidelines

Our Board has adopted stock ownership guidelines designed to closely align the interests of our senior leadership team (including our executive officers) with the long-term interests of our stockholders. Under these guidelines, our executive officers are required to achieve ownership of our common stock valued at the following multiple of their annual base salary, as applicable:

- CEO: six times base salary
- Executive Vice Presidents: three times base salary
- Senior Vice Presidents who are members of the senior leadership team: two times base salary

Each executive officer is expected to meet the applicable guideline level within five years of becoming subject to these requirements and to continuously own sufficient shares to meet the guideline level for as long as they remain an executive officer.

Executive officers who have not yet satisfied their applicable guideline level are required to retain 25% of the net shares of our common stock that they receive as the result of the exercise, vesting or payment of any equity awards granted to them.

Shares that count towards satisfaction of the stock ownership guidelines include the following:

- shares owned outright by the executive officer or their immediate family members residing in the same household;
- shares held in trusts, limited liability companies or similar entities for the benefit of the executive officer or, in each case, their immediate family members; and
- deferred shares, vested deferred stock units ("DSUs"), deferred RSUs or deferred PBRSUs that may only be settled in shares of our common stock.

Unearned RSU and PBRSU awards do not count toward ownership under the stock ownership guidelines.

Our stock ownership guidelines are available on the Governance section of our Investor Relations website at https://investor.pypl.com/governance/governance-overview/default.aspx.

Hedging and Pledging Policy

Our insider trading policy prohibits all directors, executive officers and employees from entering (directly or indirectly) into any hedging or monetization transactions relating to our securities, including prepaid variable forward contracts, equity swaps, collars and exchange funds, or any other transaction that hedges or offsets, or is designed to hedge or offset, any decrease in the market value of PayPal securities owned directly or indirectly by such person. Additionally, directors, executive officers and employees are prohibited from using PayPal derivative securities as collateral in a margin account or for any loan or extension of credit, or otherwise trading in any instrument relating to the future price of our securities, such as a put or call option, futures contract, short sale (including a short sale "against the box"), collar, or other derivative security. Our insider trading policy also prohibits all directors and executive officers from pledging our common stock as collateral for loans. Other employees are strongly discouraged from pledging PayPal securities as collateral for loans.

Clawback Policy and Mandatory Recovery Policy

We have a clawback policy that applies to incentive compensation (including cash and time-based and performance-based equity awards) paid or awarded to any NEO or other officer in a vice president or more senior position ("covered employees"). The occurrence of any of the following events will trigger the clawback policy:

- a covered employee materially violates our Code of Conduct;
- a covered employee causes material financial or reputational harm to PayPal; or
- a material restatement of all or a portion of our financial statements due to a supervisory or other failure by a covered employee in a senior vice president (or more senior) position or any covered employee who is a vice president in PayPal's finance function.

The clawback policy provides that the Compensation Committee will determine in its discretion whether any of the above triggering events has occurred, and if so, whether to require the full or partial forfeiture and/or repayment of any incentive compensation covered by the policy based on the facts and circumstances. The forfeiture and/or repayment may include the following:

- any incentive compensation that is greater than the amount that would have been paid to the covered employee had the triggering event been known;
- any outstanding or unpaid incentive compensation, whether vested or unvested, that was awarded to the covered employee; and/or
- any incentive compensation that was paid to or received by the covered employee (including gains realized through the exercise of stock options) during the 12-month period preceding the date on which we had actual knowledge of the triggering event or the full impact of the triggering event was known (or such longer period of time as may be required by any applicable statute or government regulation).

In addition, in 2023, we adopted a mandatory recovery policy applicable to our current and former Section 16 officers to comply with Exchange Act Rule 10D-1 and the Nasdaq listing standards regarding recovery of erroneously awarded compensation in the event of an accounting restatement.

PayPal continues to monitor its clawback policy and mandatory recovery policy to ensure that they are consistent with applicable laws and best corporate governance practices.

Severance and Change in Control Provisions

Executive Severance Plan

PayPal maintains the Executive Severance Plan, which replaced and superseded all prior plans and agreements providing for severance payments and benefits, including those in prior individual agreements and severance plans. Under the Executive Severance Plan, each actively employed NEO is eligible to receive payments and benefits in the event of certain terminations of employment, including an involuntary termination of employment by PayPal without cause or by the executive for good reason. The Executive Severance Plan includes the ELTIP adopted by the Compensation Committee effective July 1, 2021, which provides additional severance benefits to NEOs, including equity vesting provisions and continued health benefits upon a qualifying retirement, job elimination, death or disability.

No payments or benefits are provided under the Executive Severance Plan if there is a change in control of PayPal without an accompanying qualifying termination of employment (i.e., we do not provide any "single-trigger" change in control payments). We also do not provide any of our NEOs with any excise tax "gross-ups" or other payment or reimbursement of excise taxes on severance or other payments in connection with a change in control of PayPal.

The Compensation Committee believes that the Executive Severance Plan is essential to fulfill PayPal's objective of recruiting, developing and retaining key, high-quality management talent in a competitive market because these arrangements provide reasonable protection to executives in the event they are not retained under specific circumstances. The Executive Severance Plan is also intended to facilitate changes to the leadership team by setting terms for the termination of the employment of an NEO in advance, which allows for a smoother transition of responsibilities when it is deemed to be in PayPal's best interest. The change in control provisions in the Executive Severance Plan are intended to allow our executives to focus their attention on our business operations despite the potentially disruptive impact of a proposed change-in-control transaction, to assess takeover bids objectively without regard to the potential impact on their individual job security and to allow for a seamless transition in the event of a change in control of PayPal. These considerations are especially important in light of the executives' key leadership roles.

See "Potential Payments Upon Termination or Change in Control" below for a description of these arrangements and the estimated payments and benefits payable under the Executive Severance Plan as of December 31, 2023.

As noted above under the heading "Leadership Changes and Related Compensation" and below under the heading "Potential Payments Upon Termination or Change in Control Table—Executive Departure-Related Compensation", each of Messrs. Schulman and Jorgensen and Mses. Rabinovitch and Alford terminated employment with PayPal before the Record Date and Mr. Karczmer's employment with PayPal will terminate prior to the date of the 2024 Annual Meeting. Their severance entitlements are generally aligned with the Executive Severance Plan, with the exception of Ms. Rabinovitch's and Mr. Schulman's transition arrangements. Please refer to such sections for details on the severance that each of the NEOs who departed prior to the Record Date received and that Mr. Karczmer will receive and the circumstances of their separations.

Tax and Accounting Considerations

Section 162(m) of the Internal Revenue Code (as amended, "Section 162(m)") generally limits tax deductibility of compensation paid by a public company to its chief executive officer, chief financial officer and certain other current and former executive officers in any year to $1 million in the year compensation becomes taxable to the executive officer. The Compensation Committee will award non-deductible compensation where it believes doing so is in our and our stockholders' best interests, regardless of its deductibility.

We account for stock-based compensation in accordance with FASB ASC Topic 718, which requires us to recognize compensation expense for share-based payments, including stock options, RSUs, PBRSUs, shares of common stock and other forms of equity compensation.

Compensation Committee Report

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management. Based on its review and discussions, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this proxy statement and incorporated by reference into PayPal's 2023 Annual Report on Form 10-K.

The Compensation Committee of the Board

David W. Dorman (Chair)
Jonathan Christodoro
Gail J. McGovern

Compensation Tables

2023 Summary Compensation Table

The following table summarizes the total compensation paid to and received and earned by each of our NEOs for the fiscal year ended December 31, 2023 and, to the extent required under SEC rules, the fiscal years ended December 31, 2022 and December 31, 2021.

Name and Principal Position (a)	Year (b)	Salary ($)(c)	Bonus ($)(d)	Stock Awards ($)(e)	Option Awards ($)(f)	Non-Equity Incentive Plan Compensation ($)(g)	Change in Pension Value and Non-qualified Deferred Compensation Earnings ($)(h)	All Other Compensation ($)(i)	Total ($)
Alex Chriss President & Chief Executive Officer	2023	302,885	—	41,137,646	—	164,384	—	311,840	41,916,755
Jamie Miller EVP, Chief Financial Officer	2023	100,962	3,000,000[1]	8,825,116	—	—	—	3,462	11,929,539
Michelle Gill EVP, General Manager - Small Business & Financial Services Group	2023	80,769	1,000,000[1]	8,825,116	—	—	—	923	9,906,808
John Kim EVP, Chief Product Officer	2023	750,000	1,000,000[2]	12,034,764	—	234,375	—	13,200	14,032,339
Daniel H. Schulman Former President & Chief Executive Officer	2023	947,115	—	20,020,698[3]	—	—	—	1,171,141	22,138,954
	2022	1,250,000	—	20,182,730	—	312,500	—	212,692	21,957,922
	2021	1,122,115	—	29,920,381	—	625,000	—	402,857	32,070,353
Blake Jorgensen Former Chief Financial Officer	2023	548,077	2,000,000[2]	702,107[4]	—	—	—	2,700,700	5,950,884
	2022	302,885	4,000,000	10,336,008	—	73,684	—	—	14,712,576
Gabrielle Rabinovitch Former Acting Chief Financial Officer	2023	750,000	—	10,949,045	—	—	—	234,375	11,933,420
	2022	534,231	1,035,000	6,233,422	—	210,938	—	—	8,013,590
Peggy Alford Former EVP, Global Sales	2023	750,000	—	10,288,003	—	—	—	247,575	11,285,578
	2022	736,731	—	8,353,168	—	199,219	—	12,200	9,301,318
	2021	674,423	250,000	9,377,300	—	325,000	—	11,600	10,638,323
Aaron Karczmer Former EVP, Chief Enterprise Services Officer	2023	750,000	—	10,801,825	—	234,375	—	13,200	11,799,400
	2022	736,731	—	8,353,168	—	187,500	—	12,200	9,289,599
	2021	674,423	—	9,377,300	—	325,000	—	11,600	10,388,323

[1] This amount represents the portion of the Cash Sign-On Bonus offered to Mses. Miller and Gill (as applicable) that was paid in 2023. See the section titled "Offer Letter Compensation for New NEOs" in the CD&A for more information.

[2] This amount represents the final portion of a Cash Sign-On Bonus offered to Messrs. Kim and Jorgensen (as applicable) in connection with the commencement of their employment with PayPal.

[3] This amount represents the grant date value of equity awards granted to Mr. Schulman in 2023, as well as the incremental fair value, calculated in accordance with SEC disclosure rules, associated with modification to his 2023 AIP PBRSU award equal to $670,713, which was modified to be eligible for continued vesting in accordance with the Schulman Retirement Agreement. The modification value does not represent any newly granted awards. See the section titled "Executive Departure-Related Compensation" for more information.

[4] This amount represents the grant date value of equity awards granted to Mr. Jorgensen in 2023, as well as the incremental fair value, calculated in accordance with SEC disclosure rules, associated with the modification to his 2023 AIP PBRSU award equal to $14,395, which was modified in accordance with the Jorgensen Separation Agreement. The modification value does not represent any newly granted awards. See "Executive Departure-Related Compensation" for additional details.

Stock Awards – Column (e)

Amounts shown represent the grant date fair value of RSUs and PBRSUs (including PBRSUs under the AIP) granted to each of our NEOs as computed in accordance with FASB ASC Topic 718. The grant date fair value of RSUs is determined using the fair value of the underlying common stock on the grant date.

The assumptions used by PayPal in calculating the grant date fair value of the stock awards are incorporated herein by reference to Note 15 to the consolidated financial statements contained in PayPal's 2023 Annual Report on Form 10-K. The estimated fair value of PBRSUs is calculated based on the probable outcome of the performance measures for the applicable performance period as of the grant date of the award for accounting purposes.

Assuming the highest level of performance is achieved under the applicable performance measures for the 2023 AIP PBRSUs and the 2023-2025 PBRSUs, the maximum possible value of the awards using the fair value of the underlying common stock on the date that the awards were granted for accounting purposes is presented below:

Name	Maximum Value of 2023 AIP PBRSUs (as of Grant Date for Accounting Purposes) ($)	Maximum Value of 2023-2025 PBRSUs (as of Grant Date for Accounting Purposes) ($)
Alex Chriss	917,088	31,613,484
Jamie Miller	—	—
Michelle Gill	—	—
John Kim	1,375,423	13,157,010
Daniel H. Schulman	3,667,847	11,277,437
Blake Jorgensen	1,375,423	—
Gabrielle Rabinovitch	1,375,423	9,398,013
Peggy Alford	1,375,423	7,048,435
Aaron Karczmer	1,375,423	7,048,435

Non-Equity Incentive Plan Compensation – Column (g)

Amounts represent cash (non-equity) performance-based compensation earned under the individual performance portion of the AIP. The Company performance portion of the annual incentive payout was delivered in PBRSUs and is reflected in the "Stock Awards" column. See the section titled "PayPal Annual Incentive Plan" in the CD&A for a more detailed discussion.

All Other Compensation – Column (i)

The dollar amounts for each perquisite and each other item of compensation shown in the "All Other Compensation" column and in this footnote represent PayPal's incremental cost of providing the perquisite or other benefit to our NEOs, net of any amounts reimbursed by our NEOs and are valued based on the amounts accrued for payment or paid to the service provider or NEO, or, in the case of perquisites or other benefits, the aggregate incremental cost to PayPal, as applicable. See the section titled "Other Benefits" in the CD&A for additional details on these benefits. Amounts include the following perquisites and other compensation provided to our NEOs in 2023.

Name	401(k) Match[1] ($)	Perquisites and Other Benefits ($)	Total ($)
Alex Chriss	9,615	302,225[2]	311,840
Jamie Miller	3,462	—	3,462
Michelle Gill	923	—	923
John Kim	13,200	—	13,200
Daniel H. Schulman	13,200	1,157,941[3]	1,171,141
Blake Jorgensen	13,200	2,687,500[4]	2,700,700
Gabrielle Rabinovitch	—	234,375[4]	234,375
Peggy Alford	13,200	234,375[4]	247,575
Aaron Karczmer	13,200	—	13,200

[1] Represents matching contributions under the PayPal 401(k) Savings Plan.

[2] Represents costs related to Mr. Chriss' overall security program, which consisted of $302,225 related to the procurement, installation and maintenance of personal security measures for Mr. Chriss.

[3] This amount represents $215,056 in costs related to Mr. Schulman's overall security program, which consisted of the following:
- $107,083 related to the maintenance of personal security measures for Mr. Schulman.
- $107,973 related to personal use of our corporate aircraft, calculated based on the aggregate incremental cost to PayPal.

This amount also represents $942,885 paid to Mr. Schulman in connection with his retirement from PayPal, which consisted of:
- $302,885 of continued base salary for remainder of fiscal year 2023 following Mr. Schulman's retirement as President and CEO effective September 26, 2023 (i.e., from September 27, 2023 through December 31, 2023).
- $625,000, which was equivalent to Mr. Schulman's individual performance component of the 2023 AIP at target.
- $15,000 in reimbursed legal fees under the Schulman Retirement Agreement.

See the section titled "Chief Executive Officer Transition" in the CD&A for more information.

[4] This amount represents the cash severance payments made to the NEO under their separation or transition agreement, as applicable, with PayPal. See the section titled "Chief Financial Officer Transition" in the CD&A and "Executive Departure-Related Compensation" below for more information.

2023 Grants of Plan-Based Awards Table

The following table sets forth information regarding grants of plan-based awards to each of our NEOs for the fiscal year ended December 31, 2023.

Name	Approval Date (b)	Grant Date (c)	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[2] Threshold ($)(d)	Target ($)(e)	Maximum ($)(f)	Estimated Future Payouts Under Equity Incentive Plan Awards[3] Threshold (#)(g)	Target (#)(h)	Maximum (#)(i)	All Other Stock Awards: Number of Shares of Stock or Units[4] (#)(j)	Grant Date Fair Value of Stock and Option Awards[5] ($)(m)
Alex Chriss										
2023 AIP – Cash			—	164,384	328,768	—	—	—	—	—
2023 AIP – PBRSUs	8/10/23	10/15/23	—	—	—	2,056	8,225	16,450	—	458,544
2023-2025 PBRSUs	8/10/23	10/15/23	—	—	—	70,882	283,529	567,058	—	15,806,742
RSUs	8/10/23	10/15/23	—	—	—	—	—	—	279,359	15,574,264
Supplemental New Hire Make Whole RSUs	8/10/23	10/15/23	—	—	—	—	—	—	166,782	9,298,097
Dan Schulman										
2023 AIP – Cash[6]			—	625,000	1,250,000	—	—	—	—	—
2023 AIP – PBRSUs[6]	1/25/23	2/15/23	—	—	—	5,885	23,539	47,078	—	1,833,923[12]
2023-2025 PBRSUs	2/28/23	3/1/23	—	—	—	19,004	76,014	152,028	—	5,638,719
RSUs	2/28/23	3/1/23	—	—	—	—	—	—	76,014	5,611,353
CEO Transition PBRSUs[7]	2/28/23	3/1/23	—	—	—	—	—	—	42,441	3,132,995
CEO Transition PBRSUs[8]	2/28/23	3/1/23	—	—	—	—	—	—	42,441	3,132,995
Jamie Miller										
RSUs	10/23/23	12/15/23	—	—	—	—	—	—	109,136	6,685,671
RSUs – Supplemental New Hire	10/23/23	12/15/23	—	—	—	—	—	—	34,924	2,139,444
Gabrielle Rabinovitch										
2023 AIP – Cash			—	234,375	468,750	—	—	—	—	—
2023 AIP – PBRSUs	1/25/23	2/15/23	—	—	—	2,207	8,827	17,654	—	687,712
2023-2025 PBRSUs	2/28/23	3/1/23	—	—	—	11,877	47,509	95,018	—	3,524,218
2023-2025 PBRSUs – Supplemental[9]	9/27/22	3/1/23	—	—	—	3,959	15,837	31,674	—	1,174,789
RSUs	2/28/23	3/1/23	—	—	—	—	—	—	47,509	3,507,114
RSUs – Leadership Transition Award	3/23/23	4/15/23	—	—	—	—	—	—	26,855	2,055,213
Blake Jorgensen[10]										
2023 AIP – Cash			—	234,375	468,750	—	—	—	—	—
2023 AIP – PBRSUs	1/25/23	2/15/23	—	—	—	2,207	8,827	17,654	—	687,712[12]
Peggy Alford										
2023 AIP – Cash			—	234,375	468,750	—	—	—	—	—
2023 AIP – PBRSUs	1/25/23	2/15/23	—	—	—	2,207	8,827	17,654	—	687,712
2023-2025 PBRSUs	2/28/23	3/1/23	—	—	—	11,877	47,509	95,018	—	3,524,218
RSUs	2/28/23	3/1/23	—	—	—	—	—	—	47,509	3,507,114
RSUs – Leadership Transition Award	3/23/23	4/15/23	—	—	—	—	—	—	33,568	2,568,959

Name	Approval Date (b)	Grant Date (c)	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[2]			Estimated Future Payouts Under Equity Incentive Plan Awards[3]			All Other Stock Awards: Number of Shares of Stock or Units[4] (#)(j)	Grant Date Fair Value of Stock and Option Awards[5] ($)(m)
			Threshold ($)(d)	Target ($)(e)	Maximum ($)(f)	Threshold (#)(g)	Target (#)(h)	Maximum (#)(i)		
Michelle Gill										
RSUs	10/23/23	12/15/23	—	—	—	—	—	—	109,136	6,685,671
RSUs – Supplemental New Hire	10/23/23	12/15/23	—	—	—	—	—	—	34,924	2,139,444
Aaron Karczmer										
2023 AIP – Cash			—	234,375	468,750	—	—	—	—	—
2023 AIP – PBRSUs	1/25/23	2/15/23	—	—	—	2,207	8,827	17,654	—	687,712
2023-2025 PBRSUs	2/28/23	3/1/23	—	—	—	11,877	47,509	95,018	—	3,524,218
RSUs	2/28/23	3/1/23	—	—	—	—	—	—	47,509	3,507,114
RSUs – Leadership Transition Award	3/23/23	4/15/23	—	—	—	—	—	—	40,282	3,082,781
John Kim										
2023 AIP – Cash			—	234,375	468,750	—	—	—	—	—
2023 AIP – PBRSUs	1/25/23	2/15/23	—	—	—	2,207	8,827	17,654	—	687,712
2023-2025 PBRSUs	2/28/23	3/1/23	—	—	—	12,669	50,676	101,352	—	3,740,902
2023-2025 -PBRSUs – New Hire[11]	8/29/22	3/1/23	—	—	—	9,502	38,007	76,014	—	2,819,359
RSUs	2/28/23	3/1/23	—	—	—	—	—	—	50,676	3,759,146
RSUs – Leadership Transition Award	3/23/23	4/15/23	—	—	—	—	—	—	13,428	1,027,645

[1] The Compensation Committee approved the AIP design and performance measures with respect to the 2023 AIP PBRSUs granted to the NEOs on January 25, 2023. The 2023 Target Incentive Amounts for executives did not change as compared to the 2022 PayPal Annual Incentive Plan. The Compensation Committee ratified the Target Incentive Amounts for the NEOs on February 28, 2023.

[2] The amounts shown represent potential non-equity incentive plan awards under the individual performance portion of the AIP. Maximum amounts represent 200% of the NEO's target incentive amount under the AIP. Mr. Chriss' target incentive amount was prorated based on the number of days during 2023 that he was employed by PayPal, in accordance with the terms of the AIP. For more information on the AIP, including actual payouts for the AIP, see the section titled "PayPal Annual Incentive Plan" in the CD&A.

[3] The amounts shown in the "2023 AIP – PBRSUs" rows represent the AIP PBRSUs granted in 2023 under our 2015 Equity Incentive Award Plan (the "Equity Plan") for the Company performance portion of the AIP. Amounts shown in the "Threshold" column represent 25% of the target number of shares, which represents the threshold performance of one of the two primary performance metrics. Awards are capped at the maximum of 200% of the target number of shares. For more information on the AIP, including actual payouts for the AIP, see the section titled "PayPal Annual Incentive Plan" in the CD&A.
The amounts shown in the "2023-2025 PBRSUs" rows represent the 2023-2025 PBRSUs granted in 2023 under the Equity Plan. Amounts shown in the "Threshold" column represent 25% of the target number of shares, which represents the threshold performance of one of the two performance metrics. Awards are capped at the maximum of 200% of the target number of shares. The 2023-2025 PBRSUs will be earned and vest based on performance over the 2023-2025 performance period. See the section titled "Long-Term Incentive Compensation" in the CD&A for more information.

[4] The amounts shown in the "RSUs" and "RSUs – Supplemental New Hire" rows represent service-based RSUs granted in 2023 under the Equity Plan that vest over three years, with one-third vesting on the first anniversary of the grant date, and the remainder vesting ratably each following quarter over the remaining vesting period, subject to continued employment. See the section titled "Long-Term Incentive Compensation" in the CD&A for more information.
The amounts shown in the "Supplemental New Hire Make Whole RSUs" row for Mr. Chriss represent service-based RSUs granted in 2023 under the Equity Plan that vest over two years, with one-half vesting on each anniversary of the grant date.
The amounts shown in the "RSUs—Leadership Transition Award" rows represent service-based RSUs granted in 2023 under the Equity Plan that cliff vest after two years, with the full award vesting on the second anniversary of the grant date.

[5] Represents the grant date fair value determined in accordance with FASB ASC Topic 718. The grant date fair value was calculated by multiplying the closing price of the underlying common stock on the date of grant (or, if there is no closing price on such date, the closing price on the immediately preceding day with a reported closing price) by the number of stock awards granted. For the 2023 AIP PBRSUs and the 2023-2025 PBRSUs, the grant date fair value assumes the probable outcome of the performance conditions applicable to the awards. See "Stock Awards – Column (e)" under the "2023 Summary Compensation Table" for more information. The assumptions used by PayPal in calculating the grant date fair value of the stock awards are incorporated herein by reference to Note 15 to the consolidated financial statements contained in the 2023 Annual Report on Form 10-K.

[6] In accordance with the Schulman Retirement Agreement, Mr. Schulman was eligible to receive severance benefits based on his target AIP bonus opportunity for the individual performance portion of the AIP and actual performance for the Company performance portion.

[7] The amounts shown in this "CEO Transition PBRSUs" row represent the CEO Transition Performance-Based RSU Award that vested on September 27, 2023, upon Mr. Chriss' start date with PayPal.

[8] The amounts shown in this "CEO Transition PBRSUs" row represent the CEO Transition Performance-Based RSU Award that vested on December 11, 2023, based on the Compensation Committee's determination that Mr. Schulman had effectively completed his CEO-related transition responsibilities.

[9] The amounts shown in this "2023-2025 PBRSUs – Supplemental" row represent the PBRSUs granted to Ms. Rabinovitch in connection with her appointment as acting CFO. Ms. Rabinovitch forfeited all her 2023-2025 PBSRU awards (including the "2023-2025 PBRSUs" and "2023-2025 PBRSUs – Supplemental" awards) upon her separation with PayPal.

[10] In accordance with the Jorgensen Separation Agreement, Mr. Jorgensen was eligible to receive severance benefits equal to a prorated portion of his AIP bonus (for both the individual and Company performance components), based on his full months of service during the AIP performance period.

[11] The amounts shown in this "2023-2025—PBRSUs—New Hire" row represent a PBRSU award granted to Mr. Kim in connection with the commencement of his employment with PayPal.

[12] These AIP PBRSUs were modified pursuant to the Schulman Separation Agreement and Jorgensen Separation Agreement (as applicable). The incremental fair value of the modifications, calculated in accordance with SEC disclosure rules, was equal to $670,713 for Mr. Schulman's AIP PBRSUs and $14,395 for Mr. Jorgensen's AIP PBRSUs.

2023 Outstanding Equity Awards at Fiscal Year-End Table

The following table sets forth information regarding outstanding equity awards held by each of our NEOs as of December 31, 2023.

Name	Stock Awards				
	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested[1] ($)	Stock Award Grant Date	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested[1] ($)
Alex Chriss	279,359[2]	17,155,436	10/15/23		
	166,782[3]	10,242,083	10/15/23		
	12,420[4]	762,712	10/15/23		
			10/15/23	283,529[5]	17,411,516
Jamie Miller	109,136[2]	6,702,042	12/15/23		
	34,924[2]	2,144,683	12/15/23		
Michelle Gill	109,136[2]	6,702,042	12/15/23		
	34,924[2]	2,144,683	12/15/23		
John Kim	22,111[2]	1,357,837	10/15/22		
	22,111[2]	1,357,837	10/15/22		
	50,676[2]	3,112,013	3/1/23		
	13,428[12]	824,613	4/15/23		
	13,329[4]	818,534	2/15/23		
			3/1/23	50,676[5]	3,112,013
			3/1/23	38,007[5]	2,334,010
Dan Schulman	17,134[6]	1,052,199	3/1/21		
	44,196[2]	2,714,076	3/1/22		
	76,014[2]	4,668,020	3/1/23		
	35,544[4]	2,182,757	2/15/23		
			3/1/21	51,404[7]	3,156,720
			3/1/22	88,396[8]	5,428,398
			3/1/23	76,014[5]	4,668,020
Gabrielle Rabinovitch	1,094[9]	67,183	3/1/21		
	333[9]	20,450	3/1/21		
	596[9]	36,600	9/15/21		
	3,835[9]	235,507	3/1/22		
	382[9]	23,459	3/1/22		
	9,168[9]	563,007	6/15/22		
	9,213[9]	565,770	10/15/22		
	47,509[9]	2,917,528	3/1/23		
	26,855[9]	1,649,166	4/15/23		

	Stock Awards				
Name	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested[1] ($)	Stock Award Grant Date	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested[1] ($)
	13,329[4]	818,534	2/15/23		
			3/1/21	1,095[7]	67,244
			3/1/21	334[7]	20,511
			9/15/21	1,789[7]	109,862
			3/1/22	9,208[8]	565,463
			3/1/22	921[8]	56,559
			6/15/22	18,337[8]	1,126,075
			3/1/23	47,509[10]	2,917,528
			3/1/23	15,837[10]	972,550
Blake Jorgensen	3,472[2]	213,216	9/15/22		
	8,886[4]	545,689	2/15/23		
			9/15/22	27,774[8]	1,705,601
Peggy Alford	5,711[11]	350,713	3/1/21		
	15,345[2]	942,336	3/1/22		
	47,509[2]	2,917,528	3/1/23		
	33,568[12]	2,061,411	4/15/23		
	13,329[4]	818,534	2/15/23		
			3/1/21	17,135[7]	1,052,260
			3/1/22	36,832[8]	2,261,853
			3/1/23	47,509[5]	2,917,528
Aaron Karczmer	5,711[6]	350,713	3/1/21		
	15,345[2]	942,336	3/1/22		
	47,509[2]	2,917,528	3/1/23		
	13,329[4]	818,534	2/15/23		
	40,282[12]	2,473,718	4/15/23		
			3/1/21	17,135[7]	1,052,260
			3/1/22	36,832[8]	2,261,853
			3/1/23	47,509[5]	2,917,528

1 Market value is calculated based on $61.41 per share, the closing price of PayPal's common stock on December 29, 2023.

2 Becomes fully vested over three years, with one-third vesting on the first anniversary of the grant date, and the remainder vesting ratably each following quarter over the remaining vesting period, subject to the NEO's continued employment.

3 One-half of the shares subject to these service-based RSUs will vest on the first anniversary of the grant date, with the remainder vesting on the second anniversary of the grant date, subject to the NEO's continued employment.

4 Represents unvested PBRSUs granted under the 2023 AIP based on actual Company performance. These AIP PBRSUs were subject to the achievement of the performance goals over the one-year performance period from January 1, 2023 through December 31, 2023. Following the performance period, these RSUs became fully vested on February 15, 2024 based on Company performance.
Mr. Chriss' AIP PBRSUs were prorated based on his start date relative to the performance period, and Mr. Jorgensen's AIP PBRSUs were prorated based on his full months of service during the AIP performance period, in accordance with the Jorgensen Separation Agreement.

5 The amounts reported in this row assume achievement of target performance goals for the 2023-2025 PBRSU awards granted in 2023, as performance for the 2023-2025 performance period is measured on a cumulative basis and is not determinable until the end of the three-year performance period. The PBRSU awards vest based on PayPal's performance over the three-year performance period with respect to the FX-Neutral Revenue CAGR and Free Cash Flow CAGR goals. PBRSUs earned based on Company performance will become fully vested on March 1, 2026, subject to the NEO's continued employment through the vesting date.

6 Becomes fully vested over three years, with one-third vesting on the first, second and third anniversaries of the date of grant, subject to the NEO's continued employment.

[7] The share amounts reported in this row assume achievement of target performance goals for the 2021-2023 PBRSUs granted in 2021, as performance for the 2021-2023 performance period is measured on a cumulative basis and is not determinable until the end of the three-year performance period. The PBRSU awards vest based on the Company's performance over the three-year performance period with respect to the FX-Neutral Revenue CAGR and Free Cash Flow CAGR goals. The percentage of target achieved for the 2021-2023 PBRSUs was 0%, and no shares were earned or issued on the March 1, 2024 vesting date.

[8] The amounts reported in this row assume achievement of target performance goals for the 2022-2024 PBRSU awards granted in 2022, as performance for the 2022-2024 performance period is measured on a cumulative basis and is not determinable until the end of the three-year performance period. The PBRSU awards vest based on the Company's performance over the three-year performance period with respect to the FX-Neutral Revenue CAGR and Free Cash Flow CAGR goals. PBRSUs earned based on Company performance will become fully vested on March 1, 2025, subject to the NEO's continued employment through the vesting date.

[9] Represents unvested service-based RSUs that accelerated vesting upon Ms. Rabinovitch's separation from PayPal on January 31, 2024, in accordance with the Rabinovitch Transition Agreement.

[10] Represents PBRSUs that were forfeited upon Ms. Rabinovitch's separation from PayPal on January 31, 2024, in accordance with the Rabinovitch Transition Agreement.

[11] Represents unvested service-based RSUs that accelerated vesting upon Ms. Alford's separation from PayPal on January 31, 2024, in accordance with the Alford Separation Agreement.

[12] Represents the Leadership Transition RSUs that will become fully vested on the second anniversary of the grant date, subject to the NEO's continued employment.

2023 Option Exercises and Stock Vested Table

The following table sets forth the number of shares acquired, and the value realized, upon exercise of stock options and the vesting of stock awards by each of our NEOs for the fiscal year ended December 31, 2023. None of our NEOs exercised stock options during the fiscal year ended December 31, 2023.

	Stock Awards	
Name	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting[1] ($)
Alex Chriss	—	—
Jamie Miller	—	—
Michelle Gill	—	—
John Kim	22,114	1,232,856
Dan Schulman	432,512	30,714,380
Gabrielle Rabinovitch	45,681	3,171,566
Blake Jorgensen	31,246	2,006,306
Peggy Alford	72,893	5,272,942
Aaron Karczmer	84,315	6,116,114

[1] Value realized for stock awards is calculated based on the closing price per share on each applicable vesting date.

2023 Non-Qualified Deferred Compensation Table

All NEOs are eligible to participate in the DCP. In 2023, Mr. Karczmer elected to participate in the DCP. For more information, see the section titled "Deferred Compensation" in the CD&A.

Name	Executive Contributions in 2023 ($)	PayPal Contributions in 2023 ($)	Aggregate Earnings in 2023 ($)	Aggregate Withdrawals/ Distributions ($)[1]	Aggregate Balance as of December 31, 2023 ($)
Aaron Karczmer	150,000	—	12,853	—	162,853

[1] Mr. Karczmer first participated in the DCP in 2023. None of the earnings or balance as of December 31, 2023 were reported as compensation in a previous year.

Potential Payments Upon Termination or Change in Control Table

The following table, footnotes, and narrative set forth our payment obligations pursuant to the compensation arrangements for each of our NEOs serving as of the Record Date, as well as Ms. Rabinovitch, under the circumstances described below, assuming that their employment was terminated or a change in control of PayPal occurred on December 31, 2023. Because our executive compensation program is heavily weighted towards equity-based compensation, a significant percentage of the compensation that would be received by our NEOs upon a termination of employment under the circumstances described below relates to the settlement of outstanding equity awards. See the 2023 Outstanding Equity Awards at Fiscal Year-End Table above for further information regarding outstanding equity awards granted to the NEOs in 2023 and in prior years.

Please see the section below titled "Executive Departure-Related Compensation" for a description and quantitative summary of the amounts Messrs. Schulman and Jorgensen and Ms. Alford received in connection with their separations from PayPal prior to the Record Date, along with the "Leadership Changes and Related Compensation" section for further details regarding their separations. The section below titled "Executive Departure-Related Compensation" also includes a description and quantitative summary of the amounts Mr. Karczmer will receive in connection with his planned separation from PayPal on April 30, 2024.

Name	Voluntary Termination or Retirement ($)(a)[1]	Involuntary Termination Outside of Change in Control Period ($)(b)[1]	Involuntary Termination Within Change in Control Period ($)(c)[1]	Death or Disability ($)(d)[1]
Alex Chriss	—	46,280,841	46,257,902	44,809,035
Jamie Miller	—	9,154,061	9,131,130	8,846,725
Michelle Gill	—	9,169,874	9,141,973	8,846,725
John Kim	—	10,590,255	10,554,573	10,259,027
Gabrielle Rabinovitch[2]	—	11,951,284	11,951,279	11,716,844
Aaron Karczmer	—	6,468,320	6,432,810	6,137,561

[1] Amounts do not take into account (i) potential reductions due to "best net pay" provision in the Executive Severance Plan, (ii) the value of the 2021-2023 PBRSUs, which were earned at 0% of target following the completion of the performance period on December 31, 2023, or (iii) the value of the AIP PBRSUs, which were earned at 151% of target following the completion of the AIP performance period on December 31, 2023.

[2] Ms. Rabinovitch is included in this table even though she departed after fiscal year end and prior to the Record Date, because her actual severance entitlements were newly negotiated rather than the terms that would have applied under the Executive Severance Plan. Please see the section titled "Executive Transition Related Compensation" for a description and quantitative summary of the severance payments and transition benefits Ms. Rabinovitch received in connection with her termination of employment from PayPal.

Retirement – Column (a)

None of our NEOs who were employed by PayPal as of December 31, 2023 were eligible to receive amounts under the Executive Severance Plan in connection with their retirement under the ELTIP.

The ELTIP provides for the following benefits if an NEO has attained at least 60 years of age and completed at least seven years of service, subject to the NEO providing sufficient advance notice to PayPal and the retirement having restrictive covenant conditions mutually agreed to by PayPal and the NEO:

- Eligibility for continued vesting of all outstanding equity awards. Any outstanding time-based restricted stock unit awards would be eligible to continue vesting in accordance with their original schedule; however, if any such awards were scheduled to vest more frequently than annually, each scheduled vesting date not falling on an anniversary of the grant date would be treated as though that vesting date were on the next following anniversary of the grant date. Any outstanding PBRSUs (other than PBRSUs awarded pursuant to an Annual Incentive Plan) would remain outstanding and eligible to vest, based solely on the achievement of the applicable Company performance targets for the applicable performance period.

- COBRA premium payments (or payments in lieu thereof) for the period during which any equity award continues to vest under the ELTIP.

We refer to the ELTIP benefits described above as the "ELTIP Benefits." All continued vesting under the ELTIP is subject to the NEO's execution of a release of claims in favor of PayPal and required attestations and compliance with the restrictive covenants set forth in the Executive Severance Plan.

As noted above under the heading "Leadership Changes and Related Compensation", Mr. Schulman's departure in 2023 constituted a Qualifying Retirement under the Executive Severance Plan. Please see the section below titled "Executive Transition Related Compensation" for a description and quantitative summary of the amounts Mr. Schulman received under the Schulman Retirement Agreement.

Involuntary Termination Other than for Cause – Column (b)

Severance Arrangements for Involuntary Termination Other Than for Cause Outside a Change in Control Period

Under the terms of the Executive Severance Plan, each NEO is eligible for severance payments and benefits in the event that the NEO's employment with us is terminated outside of a "change in control period," which is defined as more than 90 days prior to or more than 24 months following a "change in control" (as defined in the Equity Plan and the Inducement Plan, as applicable) of PayPal, either (a) by us other than for "cause" or due to "disability" or (b) by the NEO for "good reason" (each as defined in the Executive Severance Plan), subject to the NEO's execution of a release of claims in favor of PayPal, as follows:

- A lump sum cash payment equal to the product of (i) the sum of annual base salary and target bonus amount and (ii) a multiple (2x for Mr. Chriss and 1.5x for our other NEOs).

- A prorated annual bonus for the year of termination based on actual company performance and target individual performance ("Prorated Incentive Award").

- For awards granted prior to July 1, 2021: accelerated vesting of service-based equity awards that would have otherwise become vested pursuant to their ordinary vesting schedule within the 12 months following the employment termination date; performance-based equity awards subject to a performance period that ends within the 12 months following the employment termination date would remain outstanding and eligible to vest, based solely on the achievement of the Company performance targets. For awards granted on or after July 1, 2021: eligibility to continue to vest in service-based and performance-based equity awards scheduled to vest within the 12 months following the employment termination date, subject to the NEO's execution of a release of claims in favor of PayPal and required attestations and compliance with the restrictive covenants set forth in the Executive Severance Plan.

- If the NEO is employed by PayPal in the U.S., participates in PayPal's health insurance program and is eligible to continue to participate in the program under COBRA, PayPal will provide COBRA premium payments or reimbursement thereof for 18 months for Mr. Chriss and 12 months for our other NEOs.

In addition, each NEO would be eligible for the ELTIP Benefits in the event the NEO's employment was involuntarily terminated by PayPal due to a job elimination or role restructuring. All continued vesting would be subject to the NEO's execution of a release of claims in favor of PayPal and required attestations and compliance with the restrictive covenants set forth in the Executive Severance Plan.

Involuntary Termination with a Change in Control – Column (c)

Severance Arrangements for an Involuntary Termination in Connection with a Change in Control

Under the terms of the Executive Severance Plan, each NEO is eligible for severance payments and benefits in the event that a "change in control" of PayPal occurred as of December 31, 2023 and the NEO's employment with us terminates within the "change in control period," either (a) by us other than for "cause" or due to "disability," or (b) by the NEO for "good reason," subject to the NEO's execution of a release of claims in favor of PayPal, as follows:

- A lump sum cash payment equal to 2x the sum of annual base salary and target bonus amount.

- Prorated Incentive Award.

- Accelerated vesting of outstanding equity awards. If the termination occurs during a performance period with respect to an award of PBRSUs, such award will be deemed earned assuming achievement of target performance for purposes of determining the number of awards that will be treated as becoming immediately vested.

- If the NEO is employed by PayPal in the U.S., participates in PayPal's health insurance program, and is eligible to continue to participate in the program under COBRA, PayPal will provide COBRA premium payments or a cash-out payment in lieu of such payments, for 24 months.

Under the Executive Severance Plan, in the event any payments or benefits constitute "parachute payments" within the meaning of Section 280G of the Internal Revenue Code and would be subject to the excise tax imposed by Internal Revenue Code Section 4999, such payments or benefits would be reduced to the maximum amount that does not result in the imposition of such excise tax, but only if such reduction results in the NEO receiving a higher net-after tax amount than the NEO would have received absent such reduction (the "best net pay" provision).

Change in Control – Equity Awards

We have not entered into any arrangements with any of our NEOs to provide "single trigger" change in control payments. The Equity Plan and the Inducement Plan generally provide for the acceleration of vesting of awards granted under each respective plan upon a change in control (as defined in the Equity Plan and the Inducement Plan, as applicable) of PayPal only if the acquiring entity does not agree to assume or continue the awards. Under the terms of the Equity Plan and the Inducement Plan, for purposes of determining payouts in connection with or following a change in control, PBRSU performance will be based on applicable performance metrics through the date of the change in control. These provisions generally apply to all holders of awards under the Equity Plan and the Inducement Plan.

Death or Disability – Column (d)

Severance Arrangements in the Event of Death or Disability

Under the terms of the Executive Severance Plan, in the event that an NEO's employment terminates due to "disability," they would be eligible for accelerated vesting of equity awards were granted prior to July 1, 2021 and that would have otherwise become vested pursuant to their ordinary vesting schedule within the 24 months following the employment termination date. If a termination due to "disability" occurs during a performance period with respect to an award of PBRSUs granted prior to July 1, 2021 and scheduled to vest within this 24-month period, such award will be deemed earned assuming achievement of target performance for purposes of determining the number of awards that will become immediately vested. In addition, the NEO would be eligible for the ELTIP Benefits in the event the NEO's employment terminates due to "disability." All continued vesting would be subject to the NEO's execution of a release of claims in favor of PayPal and required attestations and compliance with the restrictive covenants set forth in the Executive Severance Plan.

Under the terms of the Executive Severance Plan, in the event that an NEO's employment terminates due to death, all outstanding equity awards eligible to continue vesting under the ELTIP would vest on the date of the NEO's death. Any such accelerated vesting with respect to PBRSUs would be based on target achievement of the applicable performance targets.

Executive Departure-Related Compensation

As noted above under the heading "Leadership Changes and Related Compensation", in connection with their terminations of employment, each of Messrs. Schulman, Jorgensen and Karczmer and Mses. Rabinovitch and Alford entered into an agreement with PayPal documenting their respective severance benefits and the conditions to receiving such severance benefits, including timely execution and non-revocation of a release of claims in favor of PayPal and compliance with non-solicitation, non-disparagement, confidentiality, and other obligations (the "NEO Separation Agreements").

Severance payable under the NEO Separation Agreements is described in this section. Any estimated amounts are estimated using the following assumptions, unless otherwise noted below: (1) RSUs and PBRSUs are valued at $59.70 per share, which was our closing stock price on February 15, 2024, unless such RSUs and PBRSUs vested earlier than February 15, 2024, in which case they are valued at the closing share price on the vesting date (or if the vesting date is not a trading day, the trading day prior to the vesting date); (2) PBRSUs granted in 2021 and 2022 assumed at 0% achievement (based on actual and probable outcome, respectively), and PBRSUs granted in 2023 assumed at target achievement; (3) severance based on a pro-rata amount under the 2024 PayPal Annual Incentive Plan is estimated assuming that PayPal's actual performance is equal to target performance, and (4) health-premium related benefits are calculated based on estimated COBRA rates for the applicable NEO (collectively, the "Assumptions").

Mr. Schulman

Mr. Schulman was entitled to receive the following retirement benefits under the Schulman Retirement Agreement, subject to his compliance with its terms:

Retirement Benefits Type	Amount ($)[1]
Continued vesting of outstanding RSUs and PBRSUs in accordance with the terms of the ELTIP, excluding the CEO Transition Performance-Based RSU Awards	12,737,473*
Vesting of the CEO Transition Performance-Based RSU Awards in accordance with their terms[2]	4,939,284
Payments for health benefits on each of March 1, 2024, March 1, 2025 and March 1, 2026 calculated to approximate prorated COBRA premium payments in accordance with the ELTIP for continued health, vision, and dental benefits	25,739
Continued payments of Mr. Schulman's base salary through December 31, 2023[3]	328,767
Lump sum equal to the cash portion of Mr. Schulman's 2023 bonus incentive under the 2023 AIP, with individual performance deemed achieved at the target level, with payment at or around when other participants of the 2023 AIP receive their 2023 AIP payout[3]	625,000
Vesting of the AIP PBRSUs granted pursuant to the Company performance portion of the 2023 AIP in February 2024, based on actual performance through the full performance period[3]	2,121,970
PayPal's reimbursement of Mr. Schulman for up to $15,000 in legal fees with respect to the negotiation of the Schulman Retirement Agreement[3]	15,000
TOTAL	**20,793,233***

[1] Amounts denoted with an asterisk (*) are estimates calculated based on the applicable Assumptions. Amounts that are not denoted by an asterisk are actual amounts.

[2] On March 1, 2023, PayPal granted Mr. Schulman a set of RSU awards designed to vest based on certain leadership transition milestones being met (each, a "CEO Transition Performance-Based RSU Award") as described further in the Compensation Discussion and Analysis and the 2023 Grants of Plan-Based Awards Table. The first of the CEO Transition Performance-Based RSU Awards vested in full on September 27, 2023, when Mr. Chriss' appointment took effect, and the second of the CEO Transition RSU Awards vested in full on December 11, 2023.

[3] Mr. Schulman's guaranteed base salary payments for the remainder of 2023 (for the period after he ceased to be the CEO, starting September 27, 2023 through December 31, 2023), entitlement to a 2023 AIP bonus, and reimbursement of certain legal fees were not severance that Mr. Schulman was entitled to in connection with a Qualifying Retirement under the Executive Severance Plan. The Board determined in March 2023 that it was necessary to provide such guaranteed continued base salary payments and entitlement to a 2023 AIP bonus to ensure the Board had sufficient time to conduct a rigorous search process to identify the best successor for Mr. Schulman, to ensure that Mr. Schulman remained focused on execution of our financial, strategic and operating goals and to execute an orderly and effective CEO transition.

Under the Schulman Retirement Agreement, Mr. Schulman was also required to reimburse PayPal an amount equal to $388,000 to offset a portion of his personal use of Company corporate aircraft in 2023.

Mr. Jorgensen

Mr. Jorgensen was entitled to receive the following severance under the Jorgensen Separation Agreement, subject to his compliance with its terms:

Severance Type	Amount ($)[1, 2]
Lump sum equal to 1.5 times the sum of Mr. Jorgensen's (i) base salary and (ii) target AIP bonus, generally payable within 60 days after September 15, 2023	2,531,250
Lump sum equal to the cash portion of Mr. Jorgensen's 2023 bonus incentive under the 2023 AIP, with individual performance deemed achieved at the target level, pro-rated to reflect that he was employed by PayPal for 8 full months out of the 12 month performance period, with payment at or around when other participants of the 2023 AIP receive their 2023 AIP payout	156,250
Vesting of the AIP PBRSUs granted pursuant to the Company performance portion of the 2023 AIP in February 2024, based on actual performance through the full performance period, pro-rated to reflect that he was employed by PayPal for 8 full months out of the 12 month performance period	530,485
12 months of continued vesting of all RSUs that were outstanding as of September 15, 2023 in accordance with their regular vesting schedule (but no longer subject to a continued employment requirement), except the RSU vesting schedule converted to annual vesting, i.e., any quarterly vests will be deemed to vest on the next anniversary of the grant date	1,865,386*
Up to 12 months of reimbursement of COBRA health premiums or payment of health premiums, at COBRA rates	20,427*
TOTAL	**5,103,798***

[1] Amounts denoted with an asterisk are estimates calculated based on the applicable Assumptions. Amounts that are not denoted by an asterisk are actual amounts.

[2] Under the Jorgensen Separation Agreement, Mr. Jorgensen remained employed with PayPal on garden leave from March 7, 2023 through September 15, 2023, during which time he agreed to provide any requested transition services to PayPal. Mr. Jorgensen's equity continued to vest during this period and he received the last installment of his sign-on bonus as provided by his offer letter during this period.

Ms. Rabinovitch

Ms. Rabinovitch was entitled to receive the following transition payments and severance under the Rabinovitch Transition Agreement, subject to her compliance with its terms:

Transition Payment or Severance Type	Amount ($)[1]
Lump sum cash payment from PayPal equal to $150,000 within 60 days following January 31, 2024, contingent on Ms. Rabinovitch providing satisfactory transition services during January 2024, as determined by PayPal	150,000
Lump sum equal to the cash portion of Ms. Rabinovitch's 2023 bonus incentive under the 2023 AIP, with individual performance deemed achieved at the target level, with payment at or around when other participants of the 2023 AIP receive their 2023 AIP payout	234,375
Vesting of the AIP PBRSUs granted pursuant to the Company performance portion of the 2023 AIP in February 2024, based on actual performance through the full performance period	795,728
Accelerated vesting on January 31, 2024 of Ms. Rabinovitch's outstanding time-based RSUs and eligibility to continue vesting in Ms. Rabinovitch's outstanding PBRSUs that were granted before March 1, 2023, on the same basis and to the same extent as determined for PayPal's executive officers[2]	6,072,327*
TOTAL	7,252,429*

[1]   Amounts denoted with an asterisk are estimates calculated based on the applicable Assumptions. Amounts that are not denoted by an asterisk are actual amounts.
[2]   Ms. Rabinovitch's PBRSUs granted in March 2023 were forfeited on December 31, 2023.

Ms. Alford

Ms. Alford was entitled to receive the following severance under the Alford Separation Agreement, subject to her compliance with its terms:

Severance Type	Amount ($)[1]
Lump sum equal to 1.5 times the sum of Ms. Alford's (i) base salary and (ii) target AIP bonus, generally payable within 60 days after January 31, 2024	2,531,250
Lump sum equal to the cash portion of Ms. Alford's 2023 bonus incentive under the 2023 AIP, with individual performance deemed achieved at the target level, with payment at or around when other participants of the 2023 AIP receive their 2023 AIP payout	234,375
Vesting of the AIP PBRSUs granted pursuant to the Company performance portion of the 2023 AIP in February 2024, based on actual performance through the full performance period	795,728
An amount equal to Ms. Alford's bonus under the 2024 PayPal Annual Incentive Plan on a prorated basis based on full months of service during the performance period, with individual performance based on 100% of the target bonus incentive and Company performance based on actual performance through the full performance period, with payment at or around when other participants of the 2024 PayPal Annual Incentive Plan receive their payout	78,125*
Accelerated vesting on January 31, 2024 of Ms. Alford's outstanding service-based RSUs that were granted prior to July 1, 2021	350,370
Eligibility to continued vesting in all of Ms. Alford's RSUs and PBRSUs that were outstanding as of January 31, 2024, in accordance with their regular vesting schedule and based on actual performance for PBRSUs through the full performance period (but no longer subject to a continued employment requirement), except that the vesting schedule for RSUs converted to ratable annual vesting (i.e., any RSUs scheduled to vest on a quarterly vest date are deemed to vest on the next anniversary of the grant date)	8,592,681*
Up to 12 months of subsidized COBRA health premiums (estimated to be $31,166) and an annual cash payment based on Ms. Alford's COBRA premium rate on her separation date and the period during which Ms. Alford is eligible to continue vesting in any equity awards under the ELTIP (estimated to be $33,763, representing 13 months of potential continued vesting)	64,929*
TOTAL	12,647,457*

[1]   Amounts denoted with an asterisk are estimates calculated based on the applicable Assumptions. Amounts that are not denoted by an asterisk are actual amounts.

Mr. Karczmer

Mr. Karczmer is entitled to receive the following severance under the Karczmer Separation Agreement, subject to his compliance with its terms:

Severance Type	Amount ($)[1]
Lump sum equal to 1.5 times the sum of Mr. Karczmer's (i) base salary and (ii) target AIP bonus, generally payable within 30 days after April 30, 2024	2,531,250
An amount equal to Mr. Karczmer's bonus under the 2024 PayPal Annual Incentive Plan on a prorated basis based on full months of service during the performance period, with individual performance based on 100% of the target bonus incentive and Company performance based on actual performance through the full performance period, with payment at or around when other participants of the 2024 PayPal Annual Incentive Plan receive their payout	312,500*
Eligibility to continued vesting for 12 months in Mr. Karczmer's RSUs that were outstanding as of April 30, 2024 and eligibility to continued vesting for Mr. Karczmer's PBRSUs granted March 1, 2022, in accordance with their regular vesting schedule and based on actual performance for PBRSUs through the full performance period (but no longer subject to a continued employment requirement), except that the vesting schedule for RSUs converted to ratable annual vesting (i.e., any RSUs scheduled to vest on a quarterly vest date are deemed to vest on the next anniversary of the grant date)	4,083,182*
Up to 12 months of reimbursement of COBRA health premiums or payment of health premiums, at COBRA rates	31,006*
TOTAL	6,957,938*

[1]   Amounts denoted with an asterisk are estimates calculated based on the applicable Assumptions. Amounts that are not denoted by an asterisk are actual amounts.

PROXY STATEMENT

Pay versus Performance

The following Pay versus Performance table sets forth information regarding PayPal's performance and the "compensation actually paid" to our NEOs, as calculated in accordance with SEC disclosure rules.

Amounts included as "compensation actually paid" do not represent the value of cash compensation and equity awards actually received by the NEOs, but rather is an amount calculated under SEC rules that includes, among other things, the year-over-year changes in the "fair value" of unvested equity-based awards. For discussion of how the Compensation Committee seeks to align pay with performance when making compensation decisions, please review the CD&A.

Year[1]	Summary Compensation Table Total for PEO[2] (Chriss) ($)	Summary Compensation Table Total for PEO[2] (Schulman) ($)	Compensation Actually Paid to PEO[3] (Chriss)($)	Compensation Actually Paid to PEO[3] (Schulman) ($)	Average Summary Compensation Table Total for Non-PEO NEOs[2] ($)	Average Compensation Actually Paid to Non-PEO NEOs[3] ($)	Value of Initial Fixed $100 Investment Based On:[4]		Net Income ($ millions)	Revenue[6] ($ millions)
							Total Shareholder Return ($)	Peer Group Total Shareholder Return[5] ($)		
2023	41,916,754	22,138,954	46,350,840	18,991,635	10,976,852	9,423,987	57	151	4,246	29,771
2022	0	21,957,922	0	-87,002,457	10,367,818	-13,358,744	66	109	2,419	27,518
2021	0	32,070,353	0	13,504,312	14,799,891	10,020,976	174	165	4,169	25,371
2020	0	23,362,072	0	191,128,954	9,184,457	50,894,687	217	153	4,202	21,454

1. Mr. Chriss served as the Principal Executive Officer ("PEO") from and after September 27, 2023. Mr. Schulman served as the Principal Executive Officer ("PEO") in 2023 from January 1 through September 26 and for the entirety of 2022, 2021 and 2022. PayPal's other NEOs for the applicable years were as follows:
   - 2023: Messrs. Karczmer, Kim and Jorgensen, and Mses. Miller, Alford, Gill and Rabinovitch
   - 2022: Messrs. Jorgensen, Rainey, Britto, Auerbach and Karczmer, and Mses. Rabinovitch and Alford.
   - 2021: Messrs. Rainey, Britto and Auerbach and Ms. Louise Pentland.
   - 2020: Messrs. Rainey and Karczmer and Mses. Alford and Pentland.

2. Amounts reported in these columns represent (i) the total compensation reported in the Summary Compensation Table for the applicable year for Mr. Chriss or Mr. Schulman, as applicable and (ii) the average of the total compensation reported in the Summary Compensation Table for the applicable year for PayPal's non-PEO NEOs reported for that applicable year, respectively.

3. To calculate compensation actually paid, adjustments were made to the amounts reported in the Summary Compensation Table for the applicable year. A reconciliation of the adjustments for Mr. Chriss, Mr. Schulman and for the average of the other NEOs is set forth following the footnotes to this table.

4. Pursuant to SEC rules, the comparison assumes $100 was invested on December 31, 2019 and that dividends were reinvested during the measurement period. Historical stock price performance is not necessarily indicative of future stock price performance.

5. The Total Shareholder Return Peer Group consists of the companies included in the S&P Software and Services Select Industry Index.

6. As noted in the CD&A, the Compensation Committee determined that revenue was a key financial metric for PayPal's performance and success and driver of stockholder value creation for 2023. By using revenue, together with the other performance goals used in our incentive programs, the Compensation Committee believes that the program reflected an appropriate balance with respect to incentivizing top-line growth, profitability and cash flow generation. Revenue is as reported in PayPal's 2023 Annual Report on Form 10-K. PayPal has designated revenue as the Company-Selected Measure for 2023.

Reconciliation of Compensation Actually Paid Adjustments

Year	Summary Compensation Table Total[1] ($)	(Minus) Grant Date Fair Value of Stock Awards Granted in Fiscal Year[2] ($)	Plus Fair Value at Fiscal Year-End of Outstanding and Unvested Stock Awards Granted in Fiscal Year[3] ($)	Plus/(Minus) Change in Fair Value of Outstanding and Unvested Stock Awards Granted in Prior Fiscal Years[4] ($)	Plus Fair Value at Vesting of Stock Awards Granted in Fiscal Year that Vested During Fiscal Year[5] ($)	Plus/(Minus) Change in Fair Value as of Vesting Date of Stock Awards Granted in Prior Years for which Applicable Vesting Conditions Were Satisfied During Fiscal Year[6] ($)	(Minus) Fair Value as of Prior Fiscal Year-End of Stock Awards Granted in Prior Fiscal Years that Failed to Meet Applicable Vesting Conditions During Fiscal Year[7] ($)	Equals Compensation Actually Paid($)
				Mr. Chriss				
2023	41,916,754	(41,137,646)	45,571,732	0	0	0	0	46,350,840
				Mr. Schulman				
2023	22,138,954	(20,020,698)	11,518,790	(601,647)	4,939,284	1,016,952	0	18,991,635
2022	21,957,922	(20,182,730)	6,295,563	(61,560,303)	-	(33,512,909)	-	(87,002,457)
2021	32,070,353	(29,920,381)	25,010,046	(30,072,494)	-	16,416,789	-	13,504,312
2020	23,362,072	(20,957,193)	61,706,781	126,774,395	-	242,899		191,128,954
				Other NEOs (Average)[8]				
2023	10,976,852	(8,917,996)	7,946,593	(199,285)	0	(64,301)	(317,875)	9,423,987
2022	10,367,818	(8,894,035)	3,444,983	(8,905,483)	-	(5,839,653)	(3,532,373)	(13,358,744)
2021	14,799,891	(13,803,096)	10,435,216	(6,428,838)	-	5,017,803	-	10,020,976
2020	9,184,457	(7,819,391)	22,989,423	26,461,003	-	79,195	-	50,894,687

1 Represents Total Compensation as reported in the Summary Compensation Table for the indicated fiscal year. With respect to the other NEOs, amounts shown represent averages.

2 Represents the grant date fair value of the stock awards granted during the indicated fiscal year, computed in accordance with the methodology used for financial reporting purposes.

3 Represents the fair value as of the indicated fiscal year-end of the outstanding and unvested stock awards granted during such fiscal year, computed in accordance with the methodology used for financial reporting purposes.

4 Represents the change in fair value during the indicated fiscal year of each stock award that was granted in a prior fiscal year and that remained outstanding and unvested as of the last day of the indicated fiscal year, computed in accordance with the methodology used for financial reporting purposes and, for awards subject to performance-based vesting conditions, based on the probable outcome of such performance-based vesting conditions as of the last day of the fiscal year.

5 Represents the fair value at vesting of the stock awards that were granted and vested during the indicated fiscal year, computed in accordance with the methodology used for financial reporting purposes.

6 Represents the change in fair value, measured from the prior fiscal year-end to the vesting date, of each stock award that was granted in a prior fiscal year and that vested during the indicated fiscal year, computed in accordance with the methodology used for financial reporting purposes.

7 Represents the fair value as of the last day of the prior fiscal year of the stock awards that were granted in a prior fiscal year and which failed to meet the applicable vesting conditions in the indicated fiscal year, computed in accordance with the methodology used for financial reporting purposes.

8 See footnote 1 in the Pay versus Performance table above for the NEOs included in the average for each year.

Relationship Between Pay and Performance

We believe the compensation actually paid in each of the years reported above and over the four-year cumulative period are reflective of the Compensation Committee's emphasis on "pay-for-performance" as the compensation actually paid fluctuated year over year, primarily due to our stock performance and our varying levels of achievement against pre-established performance goals under the AIP and PBRSU awards. The CD&A describes in detail the Compensation Committee's emphasis on "pay-for-performance" and how our executive compensation program is designed to link executive compensation with the achievement of our financial objectives as well as stockholder value creation. Because our executive compensation program incentivizes and rewards executives primarily through long-term incentives in the form of PBRSU and RSU equity awards, the compensation actually paid is most significantly impacted by changes in our stock price over the vesting period of the awards.

Performance Measures Used to Link Company Performance and Compensation Actually Paid to the NEOs

The following is a list of financial performance measures which, in our assessment, represent the most important financial performance measures used by PayPal to link compensation actually paid to the NEOs for 2023:

- revenue
- non-GAAP operating margin
- free cash flow

See the CD&A for a further description of the metrics used in PayPal's executive compensation program.





Legend:
- Compensation Actually Paid to PEO (Chriss)
- Compensation Actually Paid to PEO (Schulman)
- Average Compensation Actually Paid to Non-PEO NEOs
- Revenue ($ in Billions)

CEO Pay Ratio Disclosure

We are providing the following information about the relationship of the annualized total compensation of Mr. Chriss, our CEO, to the median of the annual total compensation of all our employees (other than Mr. Chriss), which we refer to as the "pay ratio." We believe that the pay ratio disclosed below is a reasonable estimate calculated in a manner consistent with Item 402(u) of Regulation S-K.

For 2023, our last completed fiscal year, the median of the annual total compensation of all our employees (other than our CEO) was $94,167 and the annualized total compensation of our CEO was $35,311,260 (based on the assumptions used to annualize the compensation reported in the "2023 Summary Compensation Table" in this proxy statement). For 2023, we estimate that the pay ratio of the annualized total compensation of our CEO to the median of the annual total compensation of all our employees is 375 to 1.

Methodology

PayPal is a global company and operates in approximately 200 markets around the world. As of December 31, 2023, we employed approximately 27,200 people globally: approximately 38% of them were based in the U.S. and 62% were based outside of the U.S. We strive to create a competitive global compensation program in terms of both each employee's position and the geographic location in which the employee is located. Accordingly, our compensation programs and reward offerings are designed to reflect local market practices across our global operations.

In 2023 we adjusted the date for identifying our median employee from December 31 to December 1 to better align with the processes involved with the planning and administration of our annual rewards cycle. As of that date, we compiled compensation information for all of our full-time and part-time employees worldwide (including interns).

For purposes of identifying the median employee from our global employee population, we compared the total target compensation of our employees for 2023, which was composed of annual base salary, target short-term incentives and other bonuses and the intended grant value related to any long-term incentive equity awards, as reflected in our global human resources and equity management systems. For employees outside of the U.S., we converted their compensation to U.S. dollars using the applicable exchange rate as of December 1, 2023. We did not include any contractors or workers employed through a third-party provider in our employee population.

The elements in this compensation measure are representative of the principal forms of compensation delivered to our employees. We identified our median employee using this compensation measure, which was consistently applied to all employees included in the calculation.

Once we identified our median employee, we identified and calculated the elements of that employee's compensation for 2023 in accordance with the requirements of Item 402(c)(2)(x) of Regulation S-K, resulting in annual total compensation of $94,167.

For our CEO, we determined Mr. Chriss' annualized total compensation as follows:

Annual Base Salary	Grant Date Fair Value of 2023 RSUs[1,2]	Grant Date Fair Value of 2023-2024 PBRSUs[1]	Grant Date Fair Value of AIP PBRSUs[3]	AIP Individual Performance Component[4]	All Other Compensation[5]	CEO Total Annualized Compensation
$1,250,000	$15,574,264	$15,806,742	$1,743,414	$625,000	$311,840	$35,311,260

[1] This amount represents the grant date value of the initial RSU and PBRSU awards (as applicable) that Mr. Chriss was granted on October 15, 2023 in connection with his commencement of employment with PayPal. See the section titled "Offer Letter Compensation for New NEOs" in the CD&A and the "2023 Grant of Plan-Based Awards Table" in this proxy statement for more information.

[2] This value excludes Mr. Chriss' award of non-recurring, new hire, make-whole RSUs, which were granted to Mr. Chriss on October 15, 2023.

[3] This value is based on Mr. Chriss' 2023 annual base salary and his AIP Target Incentive Amount of 200% of base salary, 75% of which was allocated to the Company performance component of the AIP and issued as AIP PBRSUs. This value assumes a grant date of October 15, 2023, which is the same grant date as Mr. Chriss' other PayPal equity awards based on his start date with PayPal.

[4] This amount is based on Mr. Chriss' 2023 annual base salary and his AIP Target Incentive Amount of 200% of base salary, 25% of which was allocated to the individual performance component of the AIP. This amount reflects the 100% Individual Performance Score that Mr. Chriss achieved in 2023 for purposes of the AIP.

[5] See "2023 Summary Compensation Table" in this proxy statement for more information.

The SEC rules for identifying the median employee allow companies to adopt many different methodologies, such as applying estimates, assumptions, adjustments and exclusions and adopting unique definitions of compensation to identify the median employee and calculate the pay ratio. In light of the differences in how pay ratios may be calculated, neither the median employee's compensation nor the estimated pay ratio reported by other companies may be comparable to the pay ratio reported above, as other companies have different employee populations and compensation practices and may use different methodologies, exclusions, estimates and assumptions in calculating their pay ratios.

Equity Compensation Plan Information

The following table gives information regarding our equity compensation plans as of December 31, 2023, which we collectively refer to as our Equity Compensation Plans.

Plan Category	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	(b) Weighted Average Exercise Price of Outstanding Options, Warrants and Rights ($)	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Equity Compensation Plans approved by security holders	31,548,380[1]	—	85,547,827[2]
Equity Compensation Plans not approved by security holders	1,768,237[3]	15.18[4]	—
TOTAL	33,316,617	15.18	85,547,827

[1] Includes (a) 23,355,445 shares of our common stock issuable pursuant to RSUs under the Equity Plan, (b) 79,595 shares of our common stock issuable pursuant to DSUs under the Equity Plan, (c) 1,076,030 shares of common stock issuable from outstanding 2023 AIP shares awarded under the 2023 AIP (representing the actual number of shares that were earned based on actual Company performance for the one-year performance period ending December 31, 2023), (d) 3,309,892 shares of our common stock issuable from outstanding PBRSUs awarded under the 2023-2025 PBRSUs (representing the maximum number of shares assuming achievement of maximum performance against target level), (e) 1,599,492 shares of our common stock issuable from outstanding PBRSUs awarded under the 2022-2024 PBRSUs (representing the maximum number of shares assuming achievement of maximum performance against target level) and (f) 0 shares of our common stock issuable from outstanding PBRSUs awarded under the 2021-2023 PBRSUs (representing the actual number of shares that were based on actual Company performance for the three-year performance period ending December 31, 2023). RSUs and DSUs each represent an unfunded, unsecured right to receive shares of Company common stock. The value of RSUs and DSUs varies directly with the price of our common stock.

[2] Includes 43,972,527 shares of our common stock reserved for future issuance under our Amended and Restated Employee Stock Purchase Plan as of December 31, 2023.

[3] Represents (a) 71,746 shares of our common stock to be issued upon exercise of outstanding options assumed in connection with acquisitions and (b) 1,696,491 shares of our common stock issuable pursuant to RSUs granted under our 2022 Inducement Equity Incentive Plan. We do not intend to make further grants of any awards under any equity plan of any acquired company or our 2022 Inducement Equity Incentive Plan.

[4] Does not include outstanding RSUs.

PROPOSAL 3:
Vote to Approve PayPal Holdings, Inc. 2015 Equity Incentive Award Plan, as Amended and Restated

Summary

The Company is asking stockholders to approve the Amended and Restated 2015 Equity Incentive Plan (the "Equity Plan") in order to (i) increase the number of shares authorized for issuance under the Equity Plan and (ii) remove the "inverse fungible share ratio" for future awards.

The Board has determined that it is in the best interests of the Company and its stockholders to approve this proposal. The Board, upon the recommendation of the Compensation Committee, has approved the amended and restated Equity Plan, subject to stockholder approval, and recommends that our stockholders vote in favor of this proposal at the Annual Meeting.

Background

- The Equity Plan was initially adopted by the Board in June 2015 and approved by eBay Inc. as the Company's sole stockholder at that time.
- At our 2018 annual meeting of stockholders held in May 2018, our stockholders approved an amendment and restatement of the Equity Plan which, among other items, increased the number of shares reserved for issuance under the Equity Plan to 145 million shares.
- At our 2023 annual meeting of stockholders held in May 2023, our stockholders approved an amendment and restatement of the Equity Plan which increased the number of shares reserved for issuance under the Equity Plan to 179.6 million shares.
- As of March 15, 2024, 26,637,589 shares remained available for future grants under the Equity Plan. March 15, 2024 was the last ordinary course PayPal equity grant date prior to the proxy statement's filing date. No equity awards were granted to our named executive officers between March 16, 2024 and the March 27, 2024 Record Date.

Reasons to Vote for the Proposal – Share Increase

Stockholder approval to amend and restate the Equity Plan will increase the number of shares reserved for issuance under the Equity Plan by an additional 20 million shares of PayPal stock. In determining whether to recommend that stockholders approve the increase in the number of shares reserved for future issuance, the Compensation Committee and Board of Directors carefully considered a number of important factors, including:

- **The Equity Plan supports a broad-based program that is critical to our ability to effectively compete for talented employees.** We operate in a highly competitive market for talent, and in this regard we compete with companies in both the technology and financial sectors. With 43% of our full-time employees classified within our technology function, it is important to consider how our technology sector competitors utilize equity compensation for similar roles. Therefore, our ability to continue offering equity incentive awards under the Equity Plan is particularly critical to our ability to attract, retain and reward skilled and motivated employees.

  We make our annual, broad-based equity grant in early March of each year. As of March 15, 26,637,589 shares remained available for future grants under the Equity Plan (equal to approximately 2.49% of our common shares outstanding). If stockholders do not approve this proposal, the current share reserve may not be sufficient to support our equity compensation plans through the next opportunity to increase the equity plan reserve at the 2025 Annual Meeting, which is expected to be held in May 2025. As a result, we would lose access to a key element of compensation that is critical in the labor markets in which we compete, particularly within our technology function.

Key statistics on our program (as of fiscal year-end 2023) include:

100%	**77%**	**43%**	**92%**
of Full-Time Employees Who Hold Equity Awards	of Full-Time Employees Who Received Equity in 2023	of Full-Time Employees in Our Technology Function	of 2023 Grants Awarded to Non-Named Executive Officers[1]

---

1. It is important to note that our grants to Named Executive Officers during 2023 included a total of nine individuals (vs. the standard five individuals) as a result of executive transitions during 2023.

- **Equity awards support our pay-for-performance philosophy.** We currently award restricted stock units (RSUs) to a broad-based group of our employee population and our non-employee directors. In addition to RSUs, we also grant performance-based RSUs (PBRSUs) to senior-level employees that vest based on both time and performance conditions. The Board believes that equity awards, whose value depends on the performance of our stock and which require achievement of performance criteria and/or continued service over time, link realized pay to company performance, support an ownership mentality and create strong alignment between participants and stockholders.

- **Steps taken to balance our need to attract and retain talent with stockholder interests regarding dilution.** We are mindful of the dilutive impact of our equity compensation programs on our stockholders. The proposed increase to the share reserve is intended to balance this reality with our need to compete for skilled talent, maintain competitive compensation practices, and attract and retain the talent required to support our strategic objectives. Specifically:

  - **Size of share request.** This proposal would increase the number of shares available for future issuance by 20 million shares. This represents approximately 1.9% of our fiscal year-end common shares outstanding. This is well below the 25th percentile of the size of share pool increases requested among our executive compensation peers during the last five years of approximately 2.6% of common shares outstanding. We expect that the proposed increase will be sufficient to support our compensation programs during the remainder of 2024 and the first half of 2025 (including our annual focal grant in fiscal year 2025), with a reasonable buffer to support potential unexpected events such as acquisitions, unplanned senior executive hires, significant changes in the trading price of our stock or significant changes to our headcount.

  - **Significant share repurchase program to offset dilution from equity awards.** Our share repurchase program has helped mitigate dilution to our stockholders by reducing the total number of shares outstanding. In fiscal year 2023, our share repurchases resulted in a reduction of 74 million shares outstanding which was equivalent to 6.9% of our shares outstanding as of December 31, 2023. These share repurchases more than offset the impact of ownership dilution from equity-based awards that vested during the year.

  - **Ongoing, frequent stockholder input.** As noted above, we expect that the proposed increase should be sufficient to support our compensation plans during 2024 and the first half of 2025. In the near term, we intend to make annual requests to stockholders for additional shares under our Equity Plan to allow stockholders to continue to monitor our share usage and provide ongoing input on our equity program. In addition, we continue to conduct significant and ongoing outreach to gather input from our stockholders. As outlined in the Compensation Discussion & Analysis section of this proxy statement, since our 2023 Annual Meeting we contacted investors representing 50% of our common stock, and successfully engaged with holders of approximately 19% of our common stock.

- **Responsible equity usage.** We manage our long-term stockholder dilution by closely managing the number of equity awards granted annually while regularly undertaking an evaluation of the equity compensation practices of those companies with which we compete for talent. We grant what we believe is an appropriate amount of equity necessary to effectively attract, reward and retain employees in the context of the talent markets in which we compete. Our three-year average burn rate, which we define as the number of shares subject to equity awards granted divided by the weighted average number of shares outstanding for that fiscal year, was 1.5% for fiscal years 2021 through 2023.

Given the reduction in our stock price during 2023, we have also implemented and continue to evaluate actions to reduce our ongoing equity usage while still maintaining a competitive total rewards program. For example, in 2024, we revised the participation requirements under our ongoing program and no longer provide an initial grant to all newly hired full-time employees. Going forward, we will continue to manage our dilution by thoughtfully assessing the scope of equity grants. In addition, we have discontinued our historical practice of using stock for compensation under our annual incentive plan, and will use only cash for the annual incentive plan beginning with fiscal year 2024. In response to stockholder feedback and to promote increased accountability and transparency, starting with Q1 of 2024 we will include stock-based compensation expense in our non-GAAP financial metric reporting. Key statistics on our equity plan status and annual share usage are shown in the tables that follow:

Equity Plan Status as of March 15, 2024

Item	As of March 15, 2024
Outstanding awards	38,473,000
Outstanding Options/SARs	51,000
Weighted Average Exercise Price	$ 14.38
Weighted Average Remaining Term (years)	3.80
Outstanding Full-Value Awards (PBRSUs[1], RSUs and DSUs)	38,422,000
Shares available for new grants	26,638,000
Total number of shares issuable	
(outstanding awards plus potential new grants)	65,111,000
Additional shares requested under this Proposal	20,000,000
Total shares authorized for issuance	85,111,000
(if this Proposal is approved)	

[1] Assumes target performance for PBRSUs.

Three-Year Average Equity Award "Burn Rate"

Year	Weighted Average Shares Outstanding (Undiluted)	Options Granted[1]	Options Canceled/ Forfeited	Full- Value Awards[1] Granted	Full-Value Awards Canceled/ Forfeited	Gross Equity Burn/Usage	Net Equity Burn/Usage
	(a)	(b)	(c)	(d)	(e)	(b+d)/(a)	(b+d-c-e)/(a)
2023	1,103,000,000	0	9,000	24,970,000	3,595,000	2.3%	1.9%
2022	1,154,000,000	0	11,000	17,238,000	5,254,000	1.5%	1.0%
2021	1,174,000,000	0	9,000	8,666,000	2,038,000	0.7%	0.6%
					3-Year Average:	1.5%	1.2%

[1] Includes RSUs, PBRSUs (reflects target performance for PBRSUs in the year of grant and incorporates performance adjustments for PBRSUs granted in prior periods), and DSUs granted; excludes RSUs and options assumed in connection with acquisitions.

Equity Request Reflects our Market for Talent. PayPal operates a technology platform to enable digital payments across millions of consumers and merchants across the world. Our proprietary technology solutions simplify commerce experiences on behalf of consumers and merchants, and are the key driver of our growth and the center of our value proposition. Given that we operate at the intersection of technology and finance, some market participants have classified us as a financial firm, most notably Standard & Poor's, which recently changed our industry classification from the Technology Sector to the Financial Services Sector. This may lead some market participants to compare our use of equity to that of financial services firms. With 43% of our full-time employees classified within our technology function, we believe that comparisons relative to traditional financial services organizations do not fully capture our competitive market for talent. Traditional financial services organizations typically have significantly different workforce demographics with a smaller percentage of employees focused on engineering, and often pay significantly higher cash compensation and rely less on equity compensation than is common within the technology sector. As a FinTech organization with headquarters in the Bay Area, we compete for key talent with other technology companies in certain critical areas, such as our technology function and many of our leadership roles; accordingly, we believe it is appropriate to compare our equity compensation practices to those of our technology peers. As shown in the table below, our equity usage, as measured by our three-year average gross and net burn rate, is below the median of the 10 technology companies included in our compensation peer group:

	Gross Burn Rate				Net Burn Rate		
	PayPal	**25th**	**50th**	**75th**	**PayPal**	**25th**	**50th**	**75th**
3-Year Average	1.5%	1.0%	1.9%	2.5%	1.2%	0.7%	1.6%	1.9%

Strong Governance Practices Designed to Protect Stockholder Interests. The Equity Plan and our equity compensation programs are designed to reflect leading corporate governance and compensation practices:

What We Do

Administered by 100% independent Compensation Committee	✓	The Equity Plan is administered by the Compensation Committee of the Board, which is comprised entirely of independent non-employee directors.
Minimum vesting for equity awards	✓	The Equity Plan provides that no portion of any award granted under the Equity Plan may vest before the one-year anniversary of the date of grant. The foregoing is subject to a 5% carve-out, as discussed in further detail below, and does not restrict the Compensation Committee's ability to provide for accelerated vesting upon a termination of employment.
Required stockholder approval for additional shares	✓	The Equity Plan does not contain an annual "evergreen" provision but instead reserves a fixed maximum number of shares for issuance, which can only be increased with stockholder approval.
Share counting provisions	✓	In general, when awards granted under the Equity Plan expire or are canceled without having been fully exercised, or are settled in cash, the shares reserved for those awards are returned to the share reserve and become available for future awards. If shares are tendered to us or withheld by us to satisfy an award's tax withholding obligations or pay a stock option's or stock appreciation right's exercise price, those shares do not become available for future awards.
Annual limits on nonemployee director awards	✓	The Equity Plan limits the value of equity that may be granted under non-employee director awards each fiscal year.
Stock ownership guidelines and mandatory retention requirement	✓	We maintain robust stock ownership requirements for our executives and directors. In addition, executive officers who have not yet satisfied their applicable guideline level are required to retain 25% of the net shares of our common stock that they receive as the result of the exercise, vesting or payment of any equity awards granted to them.
Grant performance-based equity awards to our executives	✓	Since our spin-off from eBay, we have awarded a meaningful portion of equity awards to our executives in the form of PBRSUs that are subject to forfeiture based on both time- and performance-based vesting conditions.
Frequent re-approval	✓	We intend to continue to provide our stockholders with frequent opportunities to provide input on the amount of equity available for grant under the Equity Plan.

What We Don't Do

Explicit prohibition on repricing without stockholder approval	✗	The Equity Plan prohibits the repricing, cash-out or other exchange of underwater stock options and stock appreciation rights without prior stockholder approval.
No discounted stock options or stock appreciation rights	✗	The Equity Plan requires that stock options and stock appreciation rights issued under it must have an exercise price equal to at least the fair market value of a share on the date the award is granted, except in certain situations in which we are assuming or replacing options granted by another company that we are acquiring.
No dividends paid on awards prior to vest and no dividend equivalents on options or stock appreciation rights	✗	The Equity Plan provides that dividends credited or payable or dividend equivalents in connection with any award granted under the Equity Plan are subject to the same restrictions as the underlying award and will not be paid until the underlying award vests. Further, no dividend equivalents are payable with respect to options or stock appreciation rights.
Limited transferability and no share pledging	✗	In general, awards may not be sold, assigned, transferred, pledged or otherwise encumbered, either voluntarily or by operation of law, unless otherwise approved by the Board or a committee of the Board administering the Equity Plan.
No tax gross-ups	✗	The Equity Plan does not provide for any tax gross-ups.

Reasons to Vote for the Proposal – Eliminate Inverse Fungible Share Ratio

Approval of the Equity Plan will also eliminate the "inverse fungible share ratio" for future awards. The Equity Plan currently utilizes an "inverse fungible share ratio" under which options and stock appreciation rights reduce the share reserve by 0.5 shares, but full value awards, such as RSUs and PBRSUs, reduce the share reserve on a one-for-one basis. Based on input from our stockholders and given that we intend to issue only RSUs and PBRSUs (i.e., full value awards) under the Equity Plan for the foreseeable future, we do not believe that continuing to include an "inverse fungible share ratio" is necessary.

Conclusion

The Board has determined that it is in the best interests of the Company and its stockholders to approve this proposal. The Board, upon the recommendation of the Compensation Committee, has approved the amended and restated Equity Plan to increase the shares reserved for issuance and to remove the inverse fungible share ratio contained within the Equity Plan, subject to stockholder approval, and recommends that our stockholders vote in favor of this proposal at the Annual Meeting. This proposal is also being submitted to our stockholders in compliance with Nasdaq listing standards concerning stockholder approval of equity compensation plans and/or material revisions to these plans.

If our stockholders approve this proposal, the amended and restated Equity Plan will become effective as of the date of stockholder approval, and the 20 million additional shares will be available for grant under the Equity Plan. If our stockholders do not approve this proposal, the amended and restated Equity Plan and the additional shares reserved for issuance will not take effect, and our Equity Plan will continue to be administered in its current form.

Our executive officers and directors have an interest in this proposal by virtue of their being eligible to receive equity awards under the Equity Plan. References to the Equity Plan in the remainder of this discussion refer to the amended and restated Equity Plan as if this proposal has been approved by our stockholders, unless otherwise specified or the context otherwise references the Equity Plan prior to it being amended and restated.

Summary of the Equity Plan

The following is a summary of the operation and principal features of the Equity Plan. The summary is qualified in its entirety by reference to the Equity Plan as set forth in Appendix B.

Purpose

The Compensation Committee and the Board believe that it is in the best interests of the Company and its stockholders to provide, through the Equity Plan, a comprehensive equity incentive program designed to enable the Company to attract, retain and reward employees, non-employee directors and other persons providing services to the Company. The Board also believes that equity compensation is essential to link executive compensation with long-term stockholder value creation. Equity compensation represents a significant portion of the compensation package for our key employees. We strongly believe that granting equity awards motivates employees to think and act like owners, rewarding them when value is created for stockholders.

Authorized Shares

Under the Equity Plan, 179.6 million shares are authorized for issuance. We are asking our stockholders to approve an additional 20 million shares to be available for issuance under the Equity Plan, which will increase the aggregate number of shares authorized under the Equity Plan to 199.6 million. As of March 15, 2024, we had approximately 26,637,589 shares available for issuance under the Equity Plan. Based solely on the closing price of the Company's common stock, as reported on the Nasdaq on March 15, 2024, which was $62.85 per share, the maximum aggregate market value of the 26,637,589 shares that could be issued under the Equity Plan is $1,674,172,469. Moreover, the market value per share of the Company's common stock on March 27, 2024 (i.e., the Record Date) was $66.57 per share, based solely on the closing price of the Company's common stock on such date.

Share Reserve Reduction and Share Recycling

Currently, any shares subject to stock options or stock appreciation rights are counted against the Equity Plan share reserve as 0.5 share for every one share subject to the award. Any shares subject to awards granted under the Equity Plan other than options or stock appreciation rights (i.e., full value awards, including restricted stock, restricted stock units, performance units and performance shares) are counted against the Equity Plan share reserve as one share for every one share subject thereto.

We are asking our stockholders to approve an amendment to the Equity Plan to remove the "inverse fungible share ratio" and, effective with respect to awards granted on or after May 22, 2024, each award will reduce the number of shares available for awards under the Equity Plan by one share for each share covered by the award.

If any award granted under the Equity Plan expires or becomes unexercisable without having been exercised in full, is surrendered or is forfeited to or repurchased by the Company due to failure to vest, the unpurchased, forfeited or repurchased shares subject to such award become available for future grant or sale under the Equity Plan.

Shares used to satisfy tax withholding obligations relating to an award or pay the exercise price or purchase price of an option or stock appreciation right do not become available for future issuance under the Equity Plan.

Adjustments to Shares Subject to the Equity Plan

Certain transactions with our stockholders not involving our receipt of consideration, such as a stock split, spin-off, stock dividend, or certain recapitalizations, may affect the price of our shares (these transactions are collectively referred to as "equity restructurings"). In the event that an equity restructuring occurs, the Compensation Committee or the Board will equitably adjust the class of shares issuable and the maximum number of shares of our stock subject to the Equity Plan, as well as the maximum number of shares that may be issued to an employee during any calendar year, and will also equitably adjust outstanding awards as to the class, number of shares and price per share of our stock. Other types of transactions may also affect our shares, such as a dividend or other distribution, reorganization, merger, or other changes in corporate structure. In the event that there is a transaction which is not an equity restructuring, and the Compensation Committee or the Board determines that an adjustment to the plan and any outstanding awards would be appropriate to prevent any dilution or enlargement of benefits under the Equity Plan, the Compensation Committee or the Board will equitably adjust the Equity Plan as to the class of shares issuable and the maximum number of shares of our stock subject to the Equity Plan, as well as the maximum number of shares that may be issued to an employee during any calendar year, and will also adjust any outstanding awards as to the class, number of shares and price per share of our stock in such manner as it may deem equitable.

Administration

The Compensation Committee has the exclusive authority to administer the Equity Plan, including the power to determine eligibility, the types and sizes of awards, the price and timing of awards, the acceleration or waiver of any vesting restriction and the authority to delegate such administrative responsibilities.

To the extent permitted by applicable law, the Compensation Committee may delegate to a committee of one or more of our directors or one or more of our officers the authority to grant or amend awards to participants other than our executives who are subject to Section 16 of the Exchange Act. Pursuant to this provision, our Compensation Committee's current practice is to delegate to our Chief Executive Officer, in his capacity as a Board member, the authority to determine and make individual grants to our employees who are not subject to Section 16 of the Exchange Act.

Unless otherwise determined by the Board, the Compensation Committee will consist solely of two or more members of the Board, each of whom is a non-employee director under the Exchange Act, and an "independent director" under the rules of Nasdaq (or other principal securities market on which shares of our common stock are traded).

Eligibility

Awards may be granted to employees, directors and consultants of the Company and employees and consultants of any subsidiary of the Company. Incentive stock options may be granted only to employees who, as of the time of grant, are employees of the Company or any subsidiary corporation of the Company. As of December 31, 2023, there were approximately 27,200 employees, including 7 executive officers, 11 non-employee directors and 14,200 consultants eligible to be granted awards under the Equity Plan. While consultants to the Company are eligible to participate in the Equity Plan, as of March 15, 2024, the Company has not granted any equity awards to any consultants and the Company's current practice is to not grant equity awards to consultants.

Stock Options

Stock options, including incentive stock options as defined under Section 422 of the Code and non-qualified stock options, may be granted pursuant to the Equity Plan. The option exercise price of all stock options granted pursuant to the Equity Plan will not be less than 100% of the fair market value of a share on the date of grant. Stock options may be exercised as determined by the Compensation Committee, but in no event may a stock option have a term extending beyond ten years from the date of grant.

Notwithstanding the foregoing, incentive stock options granted to any person who owns, as of the date of grant, stock possessing more than ten percent of the total combined voting power of all classes of our stock will have an exercise price that is not less than 110% of the fair market value of a share on the date of grant and may not have a term extending beyond the fifth anniversary of the date of grant. The aggregate fair market value of a share with respect to which options intended to be incentive stock options are exercisable for the first time by an employee in any calendar year may not exceed $100,000 or such other amount as the Code provides.

The Compensation Committee has the authority to determine the methods by which an option holder may pay the exercise price of an option or the related taxes, including, without limitation: (1) cash, (2) shares (including, in the case of payment of the exercise price of an award, shares issuable pursuant to the exercise of the award) having a fair market value on the date of delivery equal to the aggregate payments required or (3) other property acceptable to the Compensation Committee (including through the delivery of a notice that the award holder has placed a market sell order with a broker with respect to shares then issuable upon exercise or vesting of an award, and that the broker has been directed to pay a sufficient portion of the net proceeds of the sale to us in satisfaction of the aggregate payments required; provided that payment of such proceeds is then made to us upon settlement of that sale). No participant who is a member of the Board or an "executive officer" of the Company within the meaning of Section 13(k) of the Exchange Act will be permitted to pay the exercise price of an option in any method which would violate the prohibitions on loans made or arranged by us as set forth in Section 13(k) of the Exchange Act.

Restricted Stock Awards

Restricted stock may be granted pursuant to the Equity Plan. A restricted stock award is the grant of shares at a price, if any, determined by the Compensation Committee, that is nontransferable and may be subject to substantial risk of forfeiture until specific conditions are met. Conditions may be based on continuing employment and/or achieving performance goals. During the period of restriction, participants holding shares of restricted stock may have full voting and dividend rights with respect to such shares; provided, however, that any dividends will be subject to the same vesting conditions as the underlying shares of restricted stock. The restrictions will lapse in accordance with a schedule or other conditions determined by the Compensation Committee.

Restricted Stock Units

RSUs may be granted pursuant to the Equity Plan. An RSU award provides for the issuance of common stock at a future date upon the satisfaction of specific performance conditions as set forth in the applicable award agreement and/or subject to continuing employment as set forth in the applicable award agreement. The vesting and maturity dates will be established at the time of grant and may provide for the deferral of receipt of the common stock beyond the vesting date. On or following the maturity date, we will transfer to the participant one unrestricted, fully transferable share of common stock for each RSU scheduled to be paid out and not previously forfeited (subject to applicable tax withholding requirements).

Stock Appreciation Rights

Stock appreciation rights ("SARs") may be granted pursuant to the Equity Plan. The exercise price of all SARs granted pursuant to the Equity Plan will not be less than 100% of the fair market value of a share on the date of grant. SARs may be exercised as determined by the Compensation Committee, but in no event may an SAR have a term extending beyond ten years from the date of grant.

Additional Awards

The other types of equity awards that may be granted under the Equity Plan include performance share units, performance shares, deferred stock units, dividend equivalents and other stock-based awards. Notwithstanding anything in the Equity Plan to the contrary, dividend equivalents will be subject to the same vesting conditions as the underlying awards to which the dividend equivalents relate. No dividend equivalents may be payable with respect to stock options or SARs.

Performance Bonus Awards

Performance bonus awards may be granted pursuant to the Equity Plan. Performance bonus awards are cash bonuses payable upon the attainment of pre-established performance goals based on established performance criteria. The goals are established and evaluated by the Compensation Committee and may relate to performance over any periods as determined by the Compensation Committee.

Performance-Based Awards

The Compensation Committee may grant performance-based awards under the Equity Plan. Under the Equity Plan, these performance-based awards may be either equity awards or performance bonus awards. Participants are entitled to receive payment for a performance-based award for any given performance period only to the extent that pre-established performance goals set by the Compensation Committee for the period are satisfied.

Pre-established performance goals may include, without limitation, any one or more of the following types of performance criteria:

- trading volume;
- users;
- customers;
- total payment volume;
- revenue;
- operating income;
- EBITDA and/or net earnings (either before or after interest, taxes, depreciation and amortization);
- net income (either before or after taxes);
- earnings per share;
- earnings as determined other than pursuant to GAAP;
- multiples of price to earnings;
- multiples of price/earnings to growth;
- return on net assets;
- return on gross assets;
- return on equity;
- return on invested capital;
- stock price;
- cash flow (including operating cash flow and free cash flow);
- net or operating margins;
- economic profit;
- stock price appreciation;
- total stockholder returns;
- employee productivity;
- market share;
- volume;
- customer satisfaction metrics;
- net sales;
- expense levels;
- regulatory achievements (including submitting or filing applications or other documents with regulatory authorities or receiving approval of any such applications or other documents, passing pre-approval inspections (whether of the Company or third parties));
- gross or cash margins;
- sales or licenses of the Company's assets, including its intellectual property, whether in a particular jurisdiction or territory or globally, or through partnering transactions;
- implementation, completion or attainment of objectives with respect to research, development, commercialization, products or projects, production volume levels, acquisitions and divestitures and recruiting and maintaining personnel;
- financing and other capital raising transactions (including sales of the Company's equity or debt securities, factoring transactions);
- product revenue growth;
- gross profit;
- financial ratios, including those measuring liquidity, activity, profitability or leverage, cost of capital or assets under management;
- strategic partnerships or transactions (including in-licensing and out-licensing of intellectual property, establishing relationships with commercial entities with respect to the marketing, distribution and sale of the Company's products (including with group purchasing organizations, distributors and other vendors);
- co-development, co-marketing, profit sharing, joint venture or other similar arrangements;
- economic value-added models or equivalent metrics;
- debt reduction;
- reductions in costs;
- year-end cash;
- working capital levels, including cash, inventory and accounts receivable;
- research and development achievements;
- operating efficiencies; and
- employee engagement/satisfaction metrics.

Any of the above criteria may be measured with respect to us, or any subsidiary, affiliate, or other business unit of ours, either in absolute terms, terms of growth, or as compared to any incremental increase and as compared to results of a peer group, and may be calculated on a pro forma basis or in accordance with GAAP. The Compensation Committee defines the manner of calculating the performance criteria it selects to use for such awards. With regard to a particular performance period, the Compensation Committee will have the discretion to select the length of the performance period, the type of performance-based awards to be granted, and the goals that will be used to measure the performance for the period. Unless otherwise provided in an award agreement, to be eligible for a performance-based award for any period, a participant will have to be employed by or providing services to the Company on the date the performance-based award is paid.

Limitations on Awards to Individual Participants

The maximum number of shares that may be subject to one or more awards granted to any one participant pursuant to the Equity Plan during any calendar year is 2,000,000 shares, and the maximum amount that may be paid in cash to any employee during any calendar year with respect to any performance-based award is $3 million. The maximum value of awards granted to non-employee directors pursuant to the Equity Plan during any fiscal year is $600,000; provided, however, that the limit set forth in this sentence: (a) is increased to $1,200,000 in the fiscal year in which a non-employee director commences service on the Board and (b) does not apply to awards made pursuant to a non-employee director's election to receive an award in lieu of all or a portion of a cash retainer for service on the Board or any committee thereunder.

Prohibition on Repricing

Except for adjustments described in "Adjustments to Shares Subject to the Equity Plan" above, the Compensation Committee will not, without stockholder approval, authorize the amendment of any outstanding award to reduce its purchase price per share, the replacement or substitution of any award for an award having a lesser purchase price per share, or an offer to purchase any previously granted option or stock appreciation right for a payment in cash when the per share exercise price exceeds the Fair Market Value of the underlying share.

Minimum Vesting

Subject to the acceleration of vesting as permitted under the terms of the Equity Plan, no portion of any award granted under the Equity Plan will vest before the one-year anniversary of the date of grant, except that awards that result in the issuance to one or more participants of up to 5% of the shares of common stock which may be issued or transferred under the Equity Plan may be granted without regard to such minimum vesting provisions.

Awards Subject to Clawback

Any incentive awards granted under the Equity Plan, and any cash or property delivered pursuant to incentive awards, are subject to forfeiture, recovery, or other action by PayPal as necessary for compliance with any Company policy or as required by law.

Transferability of Awards

Awards granted under the Equity Plan generally are not transferable, and all rights with respect to an award granted to a participant generally will be available during a participant's lifetime only to the participant (or the participant's guardian or legal representative).

Change in Control

A "change in control" generally means a transaction in which any person or group acquires more than 50% of our voting securities, a change in a majority of the Board over a two-year period that is not approved by at least two-thirds of the incumbent Board members, a sale or other disposition of all or substantially all of our assets, a merger or consolidation in which we are not the surviving corporation or a reverse merger in which we are the surviving corporation but the shares of our stock outstanding immediately preceding the merger are converted by virtue of the merger into other property, or the Company's stockholders approval of a liquidation or dissolution of the Company.

Outstanding awards do not automatically terminate in the event of a change in control. In the event of a change in control, any surviving corporation or acquiring corporation must either assume or continue outstanding awards or substitute similar awards. Otherwise, the vesting of such awards (and, if applicable, the time during which such awards may be exercised) will be accelerated in full and all forfeiture restrictions on such awards will lapse. The unexercised portion of all outstanding awards may terminate upon the change in control.

If a change in control occurs during a performance period with respect to an outstanding award that vests based on performance goals or other performance-based objectives, the performance period of the award will end as of the date of the change in control and the performance goals will be deemed to have been satisfied at the actual level of performance as of the date of the change in control, as determined by the Compensation Committee as constituted immediately prior to the change in control, without proration, and such award, to the extent deemed earned by the Compensation Committee, will continue to be subject to time-based vesting following the change in control in accordance with the original vesting schedule; provided, however, that if the awards are not converted, assumed or replaced by a successor entity, then immediately prior to the change in control, such award will become fully vested, as described in the paragraph above.

Termination or Amendment

The Equity Plan will automatically terminate ten years from the most recent approval of the Equity Plan by the Company's stockholders, unless terminated at an earlier time by the Administrator. The Administrator may terminate or amend the Equity Plan at any time, subject to stockholder approval for any amendment (i) to the extent necessary and desirable to comply with any applicable law, regulation, or stock exchange rule, (ii) to increase the number of shares available under the Equity Plan, (iii) to permit the Compensation Committee or the Board to grant options with a price below fair market value on the date of grant, or (iv) to extend the exercise period for an option or stock appreciation right beyond ten years from the date of grant. No termination or amendment of the Equity Plan may adversely affect in any material respect any Award previously granted pursuant to the Equity Plan without the prior written consent of the participant.

Summary of U.S. Federal Income Tax Consequences

The following is a general summary under current law of the material federal income tax consequences to participants in the Equity Plan under U.S. law. This summary deals with the general tax principles that apply and is provided only for general information. Certain types of taxes, such as state and local income taxes and taxes imposed by jurisdictions outside the U.S., are not discussed. Tax laws are complex and subject to change and may vary depending on individual circumstances and from locality to locality. The summary does not discuss all aspects of income taxation that may be relevant to a participant in light of their personal investment circumstances. This summarized tax information is not tax advice.

Section 162(m) of the Code

Section 162(m) of the Code generally limits to $1 million the amount that a publicly held corporation is allowed each year to deduct for the compensation paid to the corporation's chief executive officer, chief financial officer, and certain of the corporation's current and former executive officers.

Stock Options

A participant will not recognize taxable income at the time an option is granted and the Company (or, if applicable, the employer subsidiary) will not be entitled to a tax deduction at that time. A participant will recognize compensation taxable as ordinary income (and subject to income tax withholding in respect of an employee) upon exercise of a nonqualified stock option equal to the excess of the fair market value of the shares purchased over their purchase price, and the Company will be entitled to a corresponding deduction, except to the extent the deduction limits of Section 162(m) of the Code apply. A participant will not recognize income (except for purposes of the alternative minimum tax) upon exercise of an incentive stock option. If the shares acquired by exercise of an incentive stock option are held for at least two years from the date the option was granted and one year from the date it was exercised, any gain or loss arising from a subsequent disposition of those shares will be taxed as long-term capital gain or loss, and the Company (or, if applicable, the employer subsidiary) will not be entitled to any deduction. If, however, such shares are disposed of within the above-described period, then in the year of that disposition the participant will recognize compensation taxable as ordinary income equal to the excess of the lesser of (i) the amount realized upon that disposition and (ii) the excess of the fair market value of those shares on the date of exercise over the purchase price, and the Company (or, if applicable, the employer subsidiary) will be entitled to a corresponding deduction, except to the extent the deduction limits of Section 162(m) of the Code apply.

Stock Appreciation Rights

A participant will not recognize taxable income at the time SARs are granted and the Company (or, if applicable, the employer subsidiary) will not be entitled to a tax deduction at that time. Upon exercise, the participant will recognize compensation taxable as ordinary income (and subject to income tax withholding in respect of an employee) in an amount equal to the fair market value of any shares delivered and the amount of cash paid by the Company. This amount is deductible by the Company (or, if applicable, the employer subsidiary) as compensation expense, except to the extent the deduction limits of Section 162(m) of the Code apply.

Other Stock-Based Awards

A participant will not recognize taxable income at the time restricted stock (including performance-based restricted stock) is granted and the Company (or, if applicable, the employer subsidiary) will not be entitled to a tax deduction at that time, unless the participant makes an election to be taxed at that time. If such election is made, the participant will recognize compensation taxable as ordinary income (and subject to income tax withholding in respect of an employee) at the time of the grant in an amount equal to the excess of the fair market value for the shares at such time over the amount, if any, paid for those shares. If such election is not made, the participant will recognize compensation taxable as ordinary income (and subject to income tax withholding in respect of an employee) at the time the restrictions constituting a substantial risk of forfeiture lapse in an amount equal to the excess of the fair market value of the shares at such time over the amount, if any, paid for those shares. The amount of ordinary income recognized by making the above-described election or upon the lapse of restrictions is deductible by the Company (or, if applicable, the employer subsidiary) as compensation expense, except to the extent the deduction limits of Section 162(m) of the Code apply.

A participant will not recognize taxable income at the time a RSU (including a performance-based RSU) is granted and the Company (or, if applicable, the employer subsidiary) will not be entitled to a tax deduction at that time. Upon settlement of RSUs, the participant will recognize compensation taxable as ordinary income (and subject to income tax withholding in respect of an employee) in an amount equal to the fair market value of any shares delivered and the amount of any cash paid by the Company. The amount of ordinary income recognized is deductible by the Company (or, if applicable, the employer subsidiary) as compensation expense, except to the extent the deduction limits of Section 162(m) of the Code apply.

Dividend Equivalents

In general, dividend equivalents are generally taxable as ordinary income when the participant receives a payout of the dividend equivalent, and the Company generally will be entitled to a tax deduction at the same time and in the same amount.

Other Cash-Based Awards

A participant who receives an other cash-based award will realize compensation taxable as ordinary income in an amount equal to the cash paid at the time of such payment. Income tax withholding requirements generally apply to amounts that are recognized as ordinary income and the Company generally will be entitled to a deduction in the same amount and at the same time that the participant recognizes ordinary income.

The tax consequences for equity awards outside of the U.S. may differ significantly from the U.S. federal income tax consequences described above.

New Plan Benefits

No awards made under the Equity Plan prior to the date of the Annual Meeting were granted subject to stockholder approval of this Proposal 3. The future awards to be made under the Equity Plan are subject to the discretion of the Compensation Committee and therefore are not determinable at this time. Moreover, the number of shares that would be earned with respect to any grant may vary based on the achievement of any applicable performance goals, which is not determinable at this time.

The Equity Plan authorizes the grant of discretionary awards to non-employee directors, the terms and conditions of which are determined by the Compensation Committee. Historically, our non-employee directors have received annual equity grants under our equity incentive plans. Under our 2023 Independent Director Compensation Policy, our non-employee directors receive annual equity grants promptly following the date of each annual stockholders meeting in the form of fully vested stock payment awards with a dollar value equal to $275,000, and our Non-Executive Board Chair receives an additional fully vested stock payment award with a dollar value equal to $87,500. In addition, our non-employee directors may elect to receive their annual retainers in the form of fully vested stock awards.

Awards Granted Under the Equity Plan

The Company's NEOs and members of the Board will be eligible to receive grants under the Equity Plan and therefore have an interest in this Proposal.

Because grants under the Equity Plan to participants are within the discretion of the Compensation Committee (or its delegate), it is not possible to determine the grants that will be made to participants under the Equity Plan.

The following table sets forth information with respect to the number of shares subject to equity awards previously granted under the Equity Plan since its inception through March 15, 2024 for certain individuals. No equity awards were granted to our named executive officers between March 16, 2024 and the March 27, 2024 Record Date.

Name of Individual or Group	Number of Options Granted (#)	Number of Shares Subject to Stock Awards (#)[1]
2023 NEOs:		
Alex Chriss *President & Chief Executive Officer*	—	737,895
Jamie Miller *EVP, Chief Financial Officer*	—	246,606
Michelle Gill *EVP, General Manager – Small Business & Financial Services Group*	—	246,606
John Kim *EVP, Chief Product Officer*	—	292,872
Daniel H. Schulman *Former President and Chief Executive Officer*	30,485	2,482,269
Blake Jorgensen *Former Chief Financial Officer*	—	8,827
Gabrielle Rabinovitch *Former Acting Chief Financial Officer, Senior Vice President, Investor Relations and Treasurer*	—	320,956
Peggy Alford *Former EVP, Global Sales and Merchant Services*	—	448,544
Aaron Karczmer *EVP, former Chief Enterprise Services Officer*	—	636,864
All current executive officers as a group	—	2,933,879
All current non-employee directors as a group	—	551,086
Each nominee for election as a director	—	1,259,886
Associate of any such directors, executive officers or nominees	—	—
Other persons who received or is to receive 5% of such options or rights	—	—
All employees as a group (excluding executive officers)	428,653	133,110,863

[1] The target number of shares was applied with respect to any PBRSUs granted to the individuals in this table.

Registration with the SEC

Subject to stockholder approval to amend and restate the Equity Plan, we intend to file with the U.S. Securities and Exchange Commission a registration statement on Form S-8 covering the 20 million additional shares reserved for issuance under the Equity Plan.

Summary

We strongly believe that the approval of this proposal is important to our continued success and is in the best interests of PayPal and its stockholders. Awards such as those provided under the Equity Plan constitute an important incentive and help us attract and retain high-performing individuals.



✓ THE BOARD RECOMMENDS A **VOTE FOR** PROPOSAL 3.

PROPOSAL 4:
Ratification of the Appointment of PricewaterhouseCoopers LLP as Our Independent Auditor for 2024

The ARC Committee is directly responsible for the appointment, compensation, retention and oversight of the Company's independent auditor.

The ARC Committee has appointed PricewaterhouseCoopers LLP ("PwC") as our independent auditor for fiscal year 2024. PwC has served as the independent auditor for PayPal, Inc., a direct wholly-owned subsidiary of the Company, since 2000, and as the Company's independent auditor since it became an independent public company in July 2015. The Board and the ARC Committee believe that the continued retention of PwC to serve as our independent auditor is in the best interests of the Company and our stockholders. Accordingly, we are asking our stockholders to ratify the selection of PwC as our independent auditor for 2024. Although ratification is not legally required, we are submitting the appointment of PwC for ratification by our stockholders because we value our stockholders' views on the Company's independent auditor and as a matter of good corporate practice. We expect that a representative of PwC will attend the Annual Meeting, have an opportunity to make a statement if they choose and be available to respond to appropriate questions.

If stockholders do not ratify the appointment, the ARC Committee will reconsider the appointment of our independent auditor. Even if the appointment is ratified, the ARC Committee may in its discretion select a different independent registered public accounting firm at any time during the year if it determines that such a change would be appropriate.

 THE BOARD AND THE ARC COMMITTEE RECOMMEND A **VOTE FOR** PROPOSAL 4.

ARC Committee Report

The ARC Committee operates under a written charter adopted by the Board and reviewed annually. The ARC Committee consists of the seven directors named below. Each member of the ARC Committee meets the independence requirements of Nasdaq and the SEC, and otherwise satisfies the requirements for audit committee service imposed by the Exchange Act. In addition, the Board has determined that each of Mr. Moffett and Ms. Messemer is an "audit committee financial expert" as defined by applicable SEC rules.

The ARC Committee provides assistance and guidance to the Board in fulfilling its oversight responsibilities with respect to:

- PayPal's corporate accounting and financial reporting practices and the audit of its financial statements;
- The independent auditor's qualifications and independence;
- The performance of PayPal's internal audit function and independent auditor;
- The quality and integrity of PayPal's financial statements and reports;
- Reviewing and approving all audit engagement fees and terms, as well as all non-audit engagements with the independent auditor;
- Producing this ARC Committee Report;
- PayPal's overall risk framework and risk appetite framework; and
- PayPal's compliance with legal and regulatory requirements.

The ARC Committee relies on the expertise and knowledge of management, the internal audit department and the independent auditor in carrying out its oversight responsibilities. Management is responsible for the preparation, presentation and integrity of PayPal's financial statements and for maintaining appropriate accounting and financial reporting principles and policies and internal controls and procedures that provide for compliance with accounting standards and applicable laws and regulations. PayPal's independent auditor, PwC, is responsible for performing an audit of PayPal's financial statements in accordance with the standards of the Public Company Accounting Oversight Board ("PCAOB") and expressing an opinion on the conformity of those financial statements with generally accepted accounting principles in the U.S. The independent auditor is also responsible for expressing an opinion on the effectiveness of PayPal's internal control over financial reporting.

During 2023 and early 2024, among other things, the ARC Committee:

- Reviewed and discussed with management and the independent auditor the Company's quarterly earnings press releases, financial statements and related periodic reports prior to filing with the SEC;

- Reviewed and discussed with executive management, the internal audit team and the independent auditor the scope, adequacy and effectiveness of the Company's internal accounting and financial reporting controls and the independent auditor's opinion on the effectiveness of the Company's internal control over financial reporting;

- Monitored and evaluated the independent auditor's qualifications, performance, internal quality control procedures and independence on an ongoing basis;

- Reviewed and discussed with management, the independent auditor and, as appropriate, the Chief Accounting Officer, the audit scope, any significant matters arising from any audit and the audit plans of both the internal audit department and the independent auditor;

- Reviewed and discussed the Company's enterprise-wide risk management program and overall risk management framework, including policies and practices established by management to identify, assess, measure and manage key current and emerging risks facing the Company;

- Reviewed and discussed the Company's enterprise-wide compliance program and global financial crimes program, including compliance risks, management actions on significant compliance matters, progress of major compliance initiatives and reports concerning the Company's compliance with applicable laws and regulations;

- Reviewed with the General Counsel and Chief Risk and Compliance Officer, as applicable, any significant legal, compliance or regulatory matters that could have a material impact on the Company's financial statements, business or compliance policies, including material notices to or inquiries received from governmental agencies;

- Reviewed and discussed with the independent auditor and management the audited financial statements in the Company's 2023 Annual Report on Form 10-K, including a discussion of any critical audit matters identified by the independent auditor, the quality (not merely the acceptability) of the Company's accounting principles, the reasonableness of significant judgments and estimates and the clarity of the disclosures in the financial statements; and

- Held separate executive sessions with the independent auditor, the internal audit department (including the internal Sarbanes-Oxley Act of 2002 ("SOX") team) and executive management to enable them to discuss legal, accounting, auditing and internal controls matters privately with the ARC Committee.

The ARC Committee has discussed with PwC the matters required to be discussed by the requirements of the PCAOB and the SEC. In addition, the ARC Committee has discussed with PwC its independence from PayPal and its management, received the written disclosures and the letter required by applicable PCAOB requirements regarding the independent auditor's communications with the ARC Committee concerning independence and considered whether PwC's provision of non-audit services was compatible with maintaining the independent auditor's independence.

As provided in its charter, in addition to evaluating PwC's independence, the ARC Committee assessed PwC's performance as independent auditor during 2023. As part of its annual, comprehensive review of PwC to determine whether to reappoint the firm for the following fiscal year, the ARC Committee reviews a variety of indicators of audit quality including: the quality and candor of PwC's communications with the ARC Committee and management; the quality and efficiency of the services provided, including input from management on PwC's performance and how effectively PwC demonstrates its independent judgment, objectivity and professional skepticism; external data on audit quality and performance, including recent PCAOB reports on PwC and its peer firms; PwC's global capabilities, technical expertise and knowledge of the Company's global operations, accounting policies and practices and internal control over financial reporting; the appropriateness of PwC's fees; PwC's tenure as the Company's independent auditor; and the controls and procedures in place to maintain PwC's independence. As a result of its evaluation, the ARC Committee concluded that the appointment of PwC as the Company's independent auditor for the fiscal year ending December 31, 2024 is in the best interests of the Company and its stockholders.

Based on the ARC Committee's reviews and discussions described above, the ARC Committee recommended to the Board that the consolidated audited financial statements be included in PayPal's Annual Report on Form 10-K for the year ended December 31, 2023 for filing with the SEC.

The ARC Committee of the Board

David M. Moffett (Chair)
Rodney C. Adkins
Belinda J. Johnson
Enrique Lores
Deborah M. Messemer
Ann M. Sarnoff
Frank D. Yeary

PROPOSAL 4: RATIFICATION OF THE APPOINTMENT OF PRICEWATERHOUSECOOPERS LLP AS OUR INDEPENDENT AUDITOR FOR 2024
Audit and Other Professional Fees

PROXY STATEMENT

Audit and Other Professional Fees

The following table provides information about fees for services provided by PwC (in thousands):

	Year Ended December 31,	
	2023 ($)	2022 ($)
Audit Fees	16,111	15,227
Audit-Related Fees	677	887
Tax Fees	25	3
All Other Fees	8	17
TOTAL	16,821	16,134

"Audit Fees" include fees for services provided in connection with the audit of our annual financial statements, the review of our quarterly financial statements included in our quarterly reports on Form 10-Q, the audit of internal control over financial reporting, comfort letters, consents, statutory audits, discussions surrounding the proper application of financial accounting and/ or reportable standards and audit services provided in connection with other regulatory or statutory filings for which we have engaged PwC.

"Audit-Related Fees" are fees for assurance and related services that are reasonably associated with the performance of the audit or review of our consolidated financial statements or internal control over financial reporting and are not included in "Audit Fees." These services primarily include fees for procedures in connection with our Systems and Organization Control ("SOC") reports.

"Tax Fees" are fees for tax services, including tax planning and advice and tax compliance.

"All Other Fees" are fees for permitted services performed by PwC that do not meet the "Audit Fees," "Audit-Related Fees" or "Tax Fees" category description. These services primarily include fees for software licenses.

The ARC Committee has determined that the provision of the non-audit services listed above is compatible with PwC's independence.

ARC Committee Pre-Approval Policy

The ARC Committee has adopted a policy regarding pre-approval of any audit and permissible non-audit services. Under this policy, the ARC Committee pre-approves all audit and permissible non-audit services to be provided by PwC. These services may include audit services, audit-related services, tax services and other services. Pre-approval of services is generally provided for a period of up to one year, detailed as to the particular service or category of services and subject to a specified budget. PwC is required to report periodically to the ARC Committee regarding the extent of services provided in accordance with each pre-approval and the fees for such services provided to date. The ARC Committee may also pre-approve particular services on a case-by-case basis.

PROPOSAL 5:
Stockholder Proposal – Report on Respecting Workforce Civil Liberties

National Center for Public Policy Research ("NCPPR") on behalf of the Free Enterprise Project of the NCPPR has advised the Company that it intends to present the following stockholder proposal at the Annual Meeting. NCPPR has indicated that the Free Enterprise Project holds sufficient shares of PayPal common stock to meet the requirements of Rule 14a-8. The stockholder proposal will be voted on at the Annual Meeting only if properly presented by or on behalf of the proponent.

The text of the stockholder proposal and supporting statement (including footnotes) appear exactly as received by the Company unless otherwise noted. All statements contained in the stockholder proposal and supporting statement are the sole responsibility of the proponent. The stockholder proposal may contain assertions about the Company or other matters that we believe are incorrect, but we have not attempted to refute all those assertions.

 **THE BOARD RECOMMENDS A VOTE AGAINST STOCKHOLDER PROPOSAL 5 BASED ON THE REASONS SET FORTH IN PAYPAL'S STATEMENT IN OPPOSITION FOLLOWING THE STOCKHOLDER PROPOSAL.**

Report on Respecting Workforce Civil Liberties

Supporting Statement:

PayPal employs more than 29,000 people and should respect its employees' speech rights and religious freedom. The Company must comply with laws prohibiting discrimination against employees on grounds including religion and sometimes political affiliation and participation.

Respecting diverse views allows companies to attract the most qualified talent, promote a healthy and innovative business culture, and contribute to the market and marketplace of ideas. Despite this, the 2023 Viewpoint Diversity Score Business Index[1] found that 91% of scored companies promote divisive training concepts like Critical Race Theory, replacing rich cultural and ideological diversity with a monolithic focus on immutable surface-characteristic group identity.

PayPal, which received an abysmal score of 5% on the Index,[2] goes further from training to practice, injecting illegal considerations of race and sex into every supplier-recruitment decision,[3] thus discriminating against suppliers arbitrarily deemed "non-diverse." And as PayPal actively discriminates against disfavored "non-diverse" people such as whites, men, straight people and religious believers, no such groups are represented by any "employee resource group," while favored "diverse" groups — benefiting from Company discrimination — have a series of surface-characteristic-based lobbying groups.[4] This further indicates systemic discrimination at PayPal against the "non-diverse."

Many companies, including PayPal, also alienate employees by taking divisive stances on political and social issues. The Index found that 78% of scored companies discriminated against religious nonprofits in company programs, and 63% supported legislation undermining fundamental First Amendment freedoms.[5] PayPal fully engages in these misdeeds, reliably misusing shareholder assets to further executives' personal policy preferences.[6]

Companies' potential liability for discrimination was sharpened by recent Supreme Court decisions in *Students for Fair Admission v. Harvard* and *Groff v DeJoy*. PayPal must act now to assess and correct potential shortcomings.

Corporations have recently lost such actions, paying $10 to $25 million in damages, plus litigation costs. The risk of these suits is rising. With more than 29,000 employees and a score of 5% on the Index, PayPal likely has 20,000+ employees that were potentially discriminated against for being white, Asian, male, straight or religious. If only 10% of them sue, and only 10% of those win, Company losses would run to the billions. And while racial equity audits can cost up to $4 million, this report should cost much less, as it need review only the discriminatory programs — unless PayPal so embraces suspect discrimination that its whole operation need be reviewed.

Resolved: Shareholders request the Board of Directors to conduct an evaluation and issue a civil rights and non-discrimination report within the next year, at reasonable cost and excluding proprietary information and disclosure of anything that would constitute an admission of pending litigation, evaluating how the Company's policies and practices impact employees and prospective employees based on their race, color; religion (including religious views), sex, national origin or political views, and the risks those impacts present to the Company's business.

---

[1] https://www.viewpointdiversityscore.org/business-index
[2] https://www.viewpointdiversityscore.org/company/paypal-holdings
[3] https://about.pypl.com/how-we-work/diversity-and-inclusion/supplier-diversity/default.aspx
[4] https://about.pypl.com/how-we-work/diversity-and-inclusion/default.aspx
[5] https://www.viewpointdiversityscore.org/business-index
[6] https://investor.pypl.com/esg-strategy/default.aspx; https://s202.q4cdn.com/805890769/files/doc_downloads/2023/05/2022-Global-Impact-Report_FINAL-73.pdf; https://www.weforum.org/partners/#P; https://www.civicalliance.com/members; https://www.hrc.org/about/corporate-partners

PayPal's Statement in Opposition

 **PAYPAL'S BOARD RECOMMENDS THAT STOCKHOLDERS VOTE AGAINST THIS PROPOSAL FOR THE FOLLOWING REASONS:**

The report requested by the Proposal is unnecessary for the following reasons:

- A diverse, inclusive workplace free of discrimination is in the best interest of PayPal and its stockholders.
- PayPal already publicly provides robust reporting of its inclusion and anti-discrimination initiatives.
- The Proposal presents a misleading view of PayPal's diversity, inclusion, equity and belonging ("Belonging") performance.

A diverse, inclusive workplace free of discrimination is in the best interest of PayPal and its stockholders

PayPal believes in the strong business case for a diverse and inclusive work environment founded on mutual respect and free of discrimination. PayPal is an equal opportunity employer, and we hire, promote and compensate employees based on their ability to perform the job, without regard to race, religious creed or belief, color, ethnicity or national origin, age, disability, gender, gender identity and expression, sexual orientation, military or veteran status, marital status, or any other legally protected characteristic. We recognize and respect each person as a unique individual, and we do not tolerate employment discrimination in the workplace.

We believe there is ample evidence establishing that diverse teams make better business decisions and build better products. As a global company, we believe that the diversity of our workforce enables greater collaboration and innovation as we develop products and services to meet the needs of our diverse customer base globally.

PayPal already publicly provides robust reporting of its inclusion and anti-discrimination initiatives

The Proposal calls for a reporting obligation beyond PayPal's already robust reporting of our diversity and anti-discrimination programs. Our anti-discrimination efforts are reflected in our Code of Business Conduct and Ethics and other public disclosures including our Global Impact Report. We report publicly on the importance we place on diversity and inclusion across multiple dimensions, which is part of our overall anti-discrimination efforts. Accordingly, our Board believes that devoting additional time and resources to produce the report sought by the Proposal would only distract from and duplicate the ongoing anti-discrimination and inclusion programs and initiatives underway at PayPal.

The Proposal presents a misleading view of PayPal's Belonging performance

The Proposal's supporting statement cites PayPal's score of 5% on the "2023 Viewpoint Diversity Score Business Index." Of the 75 companies rated on this index, the average score is 11% and only one company was rated above 25%. The proponent further claims, inaccurately and without evidence, that "PayPal actively discriminates against disfavored "non-diverse" people such as whites, men, straight people, and religious believers." PayPal's Belonging programs are designed and operated in accordance with applicable laws prohibiting discrimination based on any legally protected characteristic. The proponent further erroneously asserts that "no such groups are represented by any 'employee resource group.'" In fact, our eight employee resource groups are open to all employees and include the Believe group, which promotes the value of faith at work.

* * *

Our Board has carefully considered the Proposal, and for the reasons set forth above, the Board believes that devoting additional time and resources to the proposed report would be unnecessary, costly and would only distract from the ongoing diversity and anti-discrimination programs already in place at PayPal. Accordingly, our Board believes that the Proposal is not in the best interests of PayPal and its stockholders.

 **THE BOARD RECOMMENDS A VOTE AGAINST STOCKHOLDER PROPOSAL 5.**

PROPOSAL 6:
Stockholder Proposal – Bylaw Amendment: Stockholder Approval of Director Compensation

John Chevedden, whose address is 2215 Nelson Avenue, No. 205, Redondo Beach, California 90278, has advised the Company that he intends to present the following stockholder proposal at the Annual Meeting. Mr. Chevedden has indicated that he holds sufficient shares of PayPal common stock to meet the requirements of Rule 14a-8. The stockholder proposal will be voted on at the Annual Meeting only if properly presented by or on behalf of the proponent.

The text of the stockholder proposal and supporting statement appear exactly as received by the Company unless otherwise noted. All statements contained in the stockholder proposal and supporting statement are the sole responsibility of the proponent. The stockholder proposal may contain assertions about the Company or other matters that we believe are incorrect, but we have not attempted to refute all those assertions.

 **THE BOARD RECOMMENDS A VOTE AGAINST STOCKHOLDER PROPOSAL 6 BASED ON THE REASONS SET FORTH IN PAYPAL'S STATEMENT IN OPPOSITION FOLLOWING THE STOCKHOLDER PROPOSAL.**

Proposal 6 – Bylaw Amendment: Stockholder Approval of Director Compensation



The Bylaws of PayPal Holdings, Inc. are amended as follows:

Article II, Section 1.12 is deleted and replaced in its entirety as follows:

Compensation of Directors. The Board of Directors shall not have any authority to fix the compensation of directors. The compensation of directors the Corporation pays shall be fixed at $1 in a fiscal year; provided, however, the Corporation may pay, grant, or award compensation greater than $1 in a fiscal year if such compensation has been (1) disclosed to stockholders in advance of the fiscal year in which the Corporation will pay, grant, or award such compensation; (2) submitted to an approval vote of stockholders at an annual or special meeting of stockholders in advance of the fiscal year in which the Corporation will pay, grant, or award such disclosed compensation; and (3) approved by a majority of stockholder votes present in person or represented by proxies and entitled to vote cast in favor of the disclosed annual compensation at an annual or special meeting of stockholders in advance of the fiscal year in which the Corporation will pay, grant, or award such compensation, which majority shall include only stockholder votes of stockholders that are not directors of the Company.

Supporting statement

PayPal stockholders seek an independent Board of Directors, one that has as its sole objective representing stockholders without conflict of interest. One interest pertains to compensation and how PayPal compensates directors for board service. Stockholders seek the authority to approve compensation that directors receive from PayPal.

Stockholders want and need authority over how and how much PayPal compensates directors. If stockholders approve compensation, then directors have the greatest incentive to work in the sole interest of stockholders. Currently, directors design and approve compensation with no approval from stockholders. Directors receive whatever compensation they desire. This bylaw amendment corrects this problem.

The bylaw amendment provides for a stockholder vote on director compensation. Directors can continue to design and propose compensation structure and amount, including the mix and amount of cash and equity. Stockholders will have final approval over whether Directors receive what directors propose. Stockholders will vote on Director compensation as disclosed in the proxy statement for a stockholder meeting before the fiscal year in which Directors receive that compensation. Stock owned by Directors will not count in the vote, so the vote result represents the independent views of stockholders.

I urge stockholders to approve this bylaw amendment and assume proper authority over the compensation of directors who represent us.

PayPal's Statement in Opposition

 **PAYPAL'S BOARD RECOMMENDS THAT STOCKHOLDERS VOTE AGAINST THIS PROPOSAL FOR THE FOLLOWING REASONS:**

The proposed bylaw amendment is not in the best interest of PayPal because:

- PayPal's director compensation program is reasonable and reflects market practice.
- PayPal already provides opportunities for stockholders to express their views on director compensation.
- The proponent's requested director compensation scheme would place PayPal at an extreme disadvantage relative to other US public companies and hinder PayPal's ability to maintain a qualified, high-performing Board of Directors.

PayPal's director compensation program is reasonable and reflects market practice

As discussed under the section titled "Director Compensation," the Compensation Committee of the Board of Directors, comprising solely independent directors, reviews and makes recommendations to the Board regarding compensation paid to non-employee directors for their Board and committee service. The Committee reviews the non-employee director compensation program on an annual basis, receiving input from the Committee's independent compensation consultant regarding market practices and the competitiveness of the non-employee director compensation program in relation to the general market and the Company's peer group. This process has resulted in an effective compensation program that enables the Company to attract and retain highly-qualified directors with the background, experience and skills needed to oversee the management of the Company, while remaining aligned with market practices for director compensation. Structurally, our program is broadly consistent with the practices of both our peers and other S&P 500 constituents. Further, the annual compensation paid to our directors, as set forth in the Director Compensation Table, is well within the range of amounts paid by our peers, as well as companies in the S&P 500 Technology and S&P 500 Financial Services indices.

PayPal already provides opportunities for stockholders to express their views on director compensation

PayPal's established good governance processes provide ample opportunities for investors to express their views on director compensation. PayPal maintains an active stockholder engagement process with participation by members of our Board and facilitates regular communication of stockholder feedback to the full Board; investors to date have not raised the amount, structure, or form of our director compensation as a concern. Additionally, all of PayPal's directors are subject to election on an annual basis, and investors who are concerned about director pay practices could emphasize any views shared in direct dialogue with the Company through a vote on the members of the Compensation Committee, without requiring a separate vote to signal the investor's perspective. These two key communication pathways provide an effective venue for investors to share their views on director compensation.

The proponent's requested director compensation scheme would place PayPal at an extreme disadvantage relative to other US public companies and hinder PayPal's ability to maintain a qualified, high-performing Board of Directors

The proponent's proposed bylaw amendment would completely upend the widely-accepted framework for director compensation at public companies and place PayPal at a significant disadvantage in attracting and retaining highly-qualified directors. First, the proposed regime would require advance approval of director compensation, creating enormous uncertainty each year for nominees and incumbent directors as to what, if any, compensation they might receive for their significant commitment of time and effort to serve on our Board, a commitment they would need to make before knowing how they will be compensated. Second, the vote would be binary and binding, leaving no room for any iterative and deliberative dialogue with investors regarding director compensation. Finally, directors – particularly those with the caliber and diversity of qualifications, experience and expertise we seek for our Board – typically have great flexibility as to which of the available board positions they might accept. For these reasons, highly-qualified directors who are sought by multiple public companies would be less willing to serve on PayPal's Board because the proposal would result in (i) recurring uncertainty about the expected compensation for board service and (ii) the potential for a full year's compensation for board service to be capped at $1, which is in stark contrast to a predictable, competitive director compensation program. Accordingly, if PayPal were shackled to the proponent's mandatory advance director compensation framework, it would be materially disadvantaged in attracting the most qualified candidates, facing a significant and perennial obstacle to realizing long-term shareholder value.

* * *

Our Board has carefully considered the Proposal, and for the reasons set forth above, the Board believes that adoption of the proposed Bylaw amendment and resulting director compensation stockholder approval requirements would introduce significant uncertainty and compromise PayPal's ability to attract and retain highly-qualified directors. Therefore, our Board believes that the Proposal is not in the best interests of PayPal and its stockholders.

 **THE BOARD RECOMMENDS A VOTE AGAINST STOCKHOLDER PROPOSAL 6.**



PROXY STATEMENT

Frequently Asked Questions

Proxy Materials

1. Why did I receive these proxy materials?

We have made these materials available to you or delivered paper copies by mail in connection with our Annual Meeting, which will take place exclusively online on Wednesday, May 22, 2024. As a stockholder, you are invited to participate in the Annual Meeting via live webcast and vote on the business items described in this proxy statement. This proxy statement includes information that we are required to provide to you under SEC rules and is intended to assist you in voting your shares.

2. What is included in the proxy materials?

The proxy materials include:

- The Notice of the Annual Meeting;
- Our proxy statement for the Annual Meeting; and
- Our Annual Report on Form 10-K for the fiscal year ended December 31, 2023.

If you received a paper copy of these materials by mail, the proxy materials also include a proxy card or a voting instruction form for the Annual Meeting. If you received a "Notice of Internet Availability of Proxy Materials" (described in Question 4 below) instead of a paper copy of the proxy materials, see the section entitled "Voting Information" below for information regarding how you can vote your shares.

3. What does it mean if I receive more than one Notice, proxy card or voting instruction form?

It generally means that some of your shares are registered differently or are in more than one account. Please provide voting instructions separately for each Notice, proxy card and voting instruction form you receive.

4. Why did I receive a Notice in the mail regarding the Internet availability of proxy materials instead of a full set of proxy materials?

We are distributing our proxy materials to certain stockholders over the Internet under the "notice and access" approach in accordance with SEC rules. As a result, we are mailing to many of our stockholders a "Notice of Internet Availability of Proxy Materials" ("Notice") instead of a paper copy of the proxy materials. All stockholders receiving the Notice will have the ability to access the proxy materials over the Internet and may request to receive a paper copy of the proxy materials by mail. Instructions on how to access the proxy materials over the Internet or to request a paper copy may be found in the Notice. In addition, the Notice contains instructions on how you may request access to proxy materials electronically on an ongoing basis or in printed form by mail.

5. How can I access the proxy materials over the Internet?

Your Notice, proxy card or voting instruction form will contain instructions on how to:

- view our proxy materials for the Annual Meeting on the Internet; and
- instruct us to send our future proxy materials to you electronically by email.

Our proxy materials are also available on our website at https://investor.pypl.com/financials/annual-reports/default.aspx.

Your Notice, proxy card or voting instruction form will contain instructions on how you may request access to proxy materials electronically on an ongoing basis. Instead of receiving future copies of our proxy statements and annual reports by mail, stockholders of record and most beneficial owners may elect to receive an email that will provide an electronic link to these documents. Choosing to receive your proxy materials electronically helps us conserve natural resources and reduce printing costs, mailing fees and the environmental impact of our Annual Meeting. If you choose to access future proxy materials electronically, you will receive an email with instructions containing a link to the website where those materials are available and a link to the proxy voting website. Your election to receive future proxy materials by email will remain in effect until you revoke it.

6. How may I obtain a paper copy of the proxy materials?

If you receive a paper Notice instead of a paper copy of the proxy materials, the Notice will provide instructions about how to obtain a paper copy of the proxy materials. If you receive the Notice by email, the email will also include instructions about how to obtain a paper copy of the proxy materials. All stockholders of record who do not receive a paper Notice or Notice by email will receive a paper copy of the proxy materials by mail.

7. I share an address with another stockholder, and we received only one paper copy of the proxy materials or Notice. How may I obtain an additional copy?

To reduce the expense of delivering duplicate proxy materials to stockholders who may have more than one account holding PayPal common stock but who share the same address, we have adopted an SEC-approved procedure called "householding." Under this procedure, we deliver a single copy of the Notice and, if applicable, the proxy materials to certain stockholders having the same last name and address and to individuals with more than one account registered at our transfer agent with the same address, unless contrary instructions have been received from an affected stockholder. This practice helps us conserve natural resources and reduces printing costs, mailing fees and the environmental impact of our Annual Meeting. Stockholders participating in householding will continue to receive separate proxy cards.

If you are a beneficial owner and wish to receive a separate Notice or set of proxy materials, please request those additional materials by contacting your individual bank, broker or other nominee. All stockholders may also request a separate Notice or set of proxy materials for the Annual Meeting by contacting Broadridge Financial Solutions, Inc. ("Broadridge") at:

- By Internet: www.proxyvote.com
- By telephone: 1-800-579-1639
- By email: sendmaterial@proxyvote.com

If you request a separate Notice or set of proxy materials by email, please be sure to include your control number in the subject line. A separate Notice or set of proxy materials, as applicable, will be sent promptly following receipt of your request.

If you are a stockholder of record and wish to receive a separate Notice or set of proxy materials, as applicable, in the future, please contact Computershare Shareowner Services LLC, our transfer agent, at:

- 1-800-522-6645

If you are the beneficial owner of shares held through a bank, broker or other nominee, and you wish to receive a separate Notice or set of proxy materials, as applicable, in the future, please call Broadridge at:

- 1-866-540-7095

8. I share an address with another stockholder, and we received more than one paper copy of the proxy materials or the Notice. How do we obtain a single copy in the future?

Stockholders of record sharing an address who are receiving multiple copies of the proxy materials or the Notice, as applicable, and who wish to receive a single copy of such materials in the future may contact Computershare Shareowner Services LLC, our transfer agent, at:

- 1-800-522-6645

Beneficial owners of shares held through a bank, broker, or other nominee sharing an address who are receiving multiple copies of the proxy materials or the Notice, as applicable, and who wish to receive a single copy of such materials in the future may contact Broadridge at:

- 1-866-540-7095

Voting Information

9. Which proposals will be voted on at the Annual Meeting? How does the Board recommend that I vote? What is the vote required to approve each of the proposals? What effect will abstentions and broker non-votes have?

	Voting Options	Board Recommendation	Vote Required to Adopt the Proposal	Effect of Abstentions	Broker Discretionary Voting Allowed*
Proposal 1: Election of the 11 Director Nominees Named in this Proxy Statement	For, Against or Abstain for each nominee	FOR each nominee	Majority of votes cast for such nominee	No effect	No
Proposal 2: Advisory Vote to Approve Named Executive Officer Compensation ("say-on-pay" vote)	For, Against or Abstain	FOR	Majority of shares represented in person or by proxy at the meeting	Treated as votes Against	No
Proposal 3: Approval of PayPal Holdings, Inc. 2015 Equity Incentive Award Plan, as Amended and Restated	For, Against or Abstain	FOR	Majority of shares represented in person or by proxy at the meeting	Treated as votes Against	No
Proposal 4: Ratification of the Appointment of PricewaterhouseCoopers LLP as Our Independent Auditor for 2024	For, Against or Abstain	FOR	Majority of shares represented in person or by proxy at the meeting	Treated as votes Against	Yes
Proposal 5: Stockholder Proposal – Report on Respecting Workforce Civil Liberties	For, Against or Abstain	AGAINST	Majority of shares represented in person or by proxy at the meeting	Treated as votes Against	No
Proposal 6: Stockholder Proposal – Bylaw Amendment: Stockholder Approval of Director Compensation	For, Against or Abstain	AGAINST	Majority of shares represented in person or by proxy at the meeting	Treated as votes Against	No

* See Question 16 below for additional information on broker non-votes.

10. Who is entitled to vote? How many shares can I vote?

Each share of PayPal common stock issued and outstanding as of the close of business on March 27, 2024, the Record Date for the Annual Meeting, is entitled to cast one vote per share on all items being voted on at the Annual Meeting. You may vote all shares of PayPal common stock that you owned as of the Record Date, including (1) shares held directly in your name as the stockholder of record, including shares purchased or acquired through PayPal's equity incentive plans and (2) shares held for you as the beneficial owner through a broker, bank or other nominee.

On the Record Date, 1,052,643,337 shares of PayPal common stock were issued and outstanding and entitled to vote.

11. What is the difference between holding shares as a stockholder of record and as a beneficial owner?

Most of our stockholders hold their shares as a beneficial owner through a bank, broker or other nominee rather than directly in their own name as the stockholder of record. As summarized below, there are some important distinctions between shares held of record and those owned beneficially.

Stockholder of Record

If your shares are registered directly in your name with our transfer agent, Computershare Shareowner Services LLC, you are considered the stockholder of record with respect to those shares. As the stockholder of record, you have the right to grant your voting proxy directly to PayPal or to a third party, or to vote your shares during the Annual Meeting.

Beneficial Owner

If your shares are held in a brokerage account or by a bank or other holder of record (commonly referred to as holding shares in "street name"), you are considered the "beneficial owner" of those shares. As the beneficial owner, you have the right to direct your broker, bank or other holder of record how to vote your shares during our Annual Meeting.

12. How can I vote my shares without participating in the Annual Meeting?

Whether you are a stockholder of record or a beneficial stockholder, you may direct how your shares are voted without participating in the Annual Meeting. We encourage stockholders to vote well before the Annual Meeting, even if they plan to attend the virtual Annual Meeting. Please make sure that you have your Notice, proxy card or voting instruction form available and carefully follow the instructions. There are three ways to vote by proxy:

- By Internet: vote your shares online at www.proxyvote.com.
- By telephone: call 1-800-690-6903 or the telephone number on your proxy card or voting instruction form.
- By mail: complete, sign and date your proxy card or voting instruction form and return in the postage-paid envelope.

Internet and telephone voting are available 24 hours a day until 8:59 p.m. Pacific time on Tuesday, May 21, 2024.

13. How can I vote my shares during the Annual Meeting?

The Annual Meeting will be held entirely online to enable greater stockholder attendance and participation globally. Stockholders may participate in the Annual Meeting by visiting the following website:

- www.virtualshareholdermeeting.com/PYPL2024

To participate in the Annual Meeting, you will need the 16-digit control number included on the Notice, proxy card or voting instruction form, as applicable.

You may vote your shares electronically during the Annual Meeting, whether you are a stockholder of record or a beneficial stockholder. Even if you plan to participate in the Annual Meeting online, we recommend that you also vote by proxy as described above so that your vote will be counted if you later decide not to participate in the Annual Meeting.

14. May I change my vote or revoke my proxy?

If you are the stockholder of record, you may revoke your proxy at any time before it is voted at the Annual Meeting by:

- submitting a new proxy by Internet, telephone or paper ballot with a later date (which will automatically revoke the earlier proxy);
- sending written notice of revocation to our Corporate Secretary; or
- voting in person by attending the virtual Annual Meeting by webcast.

Participation in the Annual Meeting will not cause your previously granted proxy to be revoked unless you specifically make that request in a manner described in the immediately preceding sentence. For shares you hold beneficially in the name of a broker, bank or other nominee, you may change your vote by submitting new voting instructions to your broker, bank or nominee, or by participating in the meeting and electronically voting your shares during the meeting.

15. What if I return my proxy card but do not provide voting instructions?

If you are a stockholder of record and you return your signed proxy card without giving specific voting instructions, your shares will be voted as recommended by the Board (see Question 9 above).

16. What if I am a beneficial owner and do not give voting instructions to my broker?

If you are a beneficial owner of shares, your broker, bank or other nominee is not permitted to vote on your behalf on the election of directors and other matters to be considered at the Annual Meeting, except for Proposal 4 (the ratification of the appointment of PricewaterhouseCoopers LLP as our independent auditor for 2024), unless you provide specific instructions by completing and returning the voting instruction form or following the instructions provided to you to vote your shares on the Internet or by telephone. If you do not provide voting instructions, your shares will not be voted on any proposal except for Proposal 4. This is called a "broker non-vote." **For your vote to be counted, you will need to communicate your voting decision to your broker, bank or other nominee before the date of the Annual Meeting, or vote in person at the virtual Annual Meeting.**

17. Is my vote confidential?

Proxy instructions, ballots and voting tabulations that identify individual stockholders are handled in a manner designed to protect your voting privacy. Your vote will not be disclosed, either within PayPal or to third parties, except: (1) as necessary to meet applicable legal requirements, (2) to allow for the tabulation of votes and certification of the vote and (3) to facilitate proxy solicitation. To the extent that stockholders provide written comments on their proxy cards, those comments will be forwarded to management.

18. What constitutes a quorum?

The quorum requirement for holding the Annual Meeting and the transaction of business is that holders of a majority of the shares of PayPal common stock entitled to vote at the Annual Meeting must be present in person or represented by proxy. All abstentions and broker non-votes are counted as present and entitled to vote for purposes of determining a quorum.

19. Who will bear the cost of soliciting votes for the Annual Meeting?

We will bear the expense of soliciting proxies and have engaged D.F. King & Co., Inc. to solicit proxies for a fee of $19,000, plus a reasonable amount to cover expenses. We will reimburse brokerage houses and other custodians, fiduciaries and nominees for their reasonable out-of-pocket expenses for forwarding proxy materials to beneficial owners of shares. Our directors, officers and employees may solicit proxies in person, by mail, by telephone, or by electronic communication. No additional compensation will be paid to our directors, officers or employees for such services.

20. What happens if additional matters are presented at the Annual Meeting?

Other than the six items of business described in this proxy statement, we are not aware of any other business to be acted upon at the Annual Meeting. If you grant a proxy, the persons named as proxy holders (Alex Chriss, Jamie Miller, Bimal Patel and Brian Y. Yamasaki) will have the discretion to vote your shares on any additional matters properly presented for a vote at the Annual Meeting. If, for any reason, any of the nominees is not available as a candidate for director, the persons named as proxy holders will vote your proxy for such other candidate or candidates as may be nominated by the Board.

21. Where can I find the voting results of the Annual Meeting?

We intend to announce preliminary voting results at the Annual Meeting and will report the final voting results in a Current Report on Form 8-K within four business days of the Annual Meeting and available at www.sec.gov and on our Investor Relations website.

Attending the Annual Meeting

22. How can I attend the Annual Meeting?

The Annual Meeting will be a completely virtual meeting of stockholders, which will be conducted exclusively online via live webcast. You are entitled to attend and participate in the Annual Meeting only if you were a PayPal stockholder as of the close of business on March 27, 2024, the Record Date, or if you hold a valid proxy for the Annual Meeting.

You will be able to attend the Annual Meeting online and submit your questions during the meeting by visiting www.virtualshareholdermeeting.com/PYPL2024. You also will be able to vote your shares by attending the virtual Annual Meeting online. Interested persons who were not stockholders as of the close of business on March 27, 2024, the Record Date, may view, but not participate, in the Annual Meeting by visiting www.virtualshareholdermeeting.com/PYPL2024. To participate in the Annual Meeting, you will need the 16-digit control number included on your Notice, on your proxy card (if you requested printed materials) or on the instructions that accompanied your proxy materials. Stockholders who wish to submit a question to PayPal prior to the Annual Meeting may do so at www.proxyvote.com before 8:59 p.m. Pacific Time on Tuesday, May 21, 2024. Stockholders will need the 16-digit control number to submit a question. The online meeting will begin promptly at 8:00 a.m. Pacific Time. We encourage you to access the meeting prior to the start time. Online check-in will begin at 7:45 a.m. Pacific Time, and you should allow sufficient time for the check-in procedures.

23. What if I have technical difficulties or trouble accessing the virtual meeting website during the check-in time or the meeting?

We will have technicians to assist you if you experience technical difficulties accessing the virtual meeting. If you encounter any difficulties accessing the virtual meeting during the check-in or meeting time, please call 844-986-0822 (U.S.) or 303-562-9302 (international).

24. Why are you holding a virtual meeting instead of a physical meeting?

We have conducted an exclusively virtual Annual Meeting each year since becoming a public company in 2015 and have adopted a series of safeguards which we believe provide all stockholders the same rights and opportunities to participate as they would at an in-person meeting. We have found that the virtual meeting format enables greater stockholder attendance and participation globally, while reducing our environmental impact and saving time and money. Please visit www.virtualshareholdermeeting.com/PYPL2024, where you can attend this year's Annual Meeting and submit questions before and during the meeting. For additional information regarding our virtual Annual Meeting, see the section entitled "Important Information About PayPal's Virtual Annual Meeting" on page 2 of this proxy statement.

25. Can stockholders ask questions during the Annual Meeting?

Yes. We will answer stockholder questions submitted in advance of, and questions submitted live during, the Annual Meeting, time permitting. Stockholders may submit a question in advance of the meeting before 8:59 p.m. Pacific Time on Tuesday, May 21, 2024 at www.proxyvote.com after logging in with the 16-digit control number included on the Notice, on their proxy card (if they requested printed materials), or on the instructions that accompanied their proxy materials.

Questions may be submitted during the Annual Meeting through www.virtualshareholdermeeting.com/PYPL2024. We will endeavor to answer as many questions submitted by stockholders that comply with the meeting rules of conduct as time permits. We will limit each stockholder to one question so we can answer questions from as many stockholders as possible. Questions should be succinct and cover only one topic. Questions from multiple stockholders on the same topic or that are otherwise related may be grouped, summarized and answered together. In addition, questions may be edited for brevity and grammatical corrections. We do not intend to address any questions that are, among other things: irrelevant to the business of the Company or to the business of the Annual Meeting; related to material non-public information of the Company; related to personal matters or grievances; derogatory or otherwise in bad taste; repetitious statements already made by another stockholder; in furtherance of the stockholder's personal or business interests; or out of order or not otherwise suitable for the conduct of the Annual Meeting, in each case as determined by the Board Chair or Corporate Secretary in their reasonable discretion. For additional information regarding our virtual Annual Meeting, see the section entitled "Important Information About PayPal's Virtual Annual Meeting" on page 2 of this proxy statement.

26. What is the deadline to propose actions for consideration at the 2025 Annual Meeting of Stockholders or to nominate individuals to serve as directors?

Stockholders may present proper proposals for consideration at future stockholder meetings. For a stockholder proposal (other than a director nomination) to be considered for inclusion in our proxy statement and for consideration at our 2025 Annual Meeting of Stockholders ("2025 Annual Meeting"), our Corporate Secretary must receive the written proposal at our principal executive offices no later than December 10, 2024. If we hold our 2025 Annual Meeting more than 25 days before or after the one-year anniversary date of the Annual Meeting, we will disclose the new deadline by which stockholder proposals must be received by any means reasonably determined to inform stockholders. In addition, stockholder proposals must otherwise comply with the requirements of Rule 14a-8 under the Exchange Act. Proposals should be addressed to Corporate Secretary, PayPal Holdings, Inc., 2211 North First Street, San Jose, California 95131. Failure to deliver a proposal in accordance with this procedure may result in the proposal not being deemed timely received.

Our Bylaws also establish an advance notice procedure for stockholders who wish to present a proposal, including the nomination of directors, before an annual meeting of stockholders but do not intend for the proposal to be included in our proxy materials. Our Bylaws provide that the only business that may be conducted at an annual meeting is business that is (1) brought before the meeting by the Company and specified in the notice of a meeting given by or at the direction of our Board, (2) brought before the meeting by or at the direction of our Board or (3) otherwise properly brought before the meeting by a stockholder of record entitled to vote at the annual meeting who has delivered timely written notice to our Corporate Secretary, which notice must contain the information specified in our Bylaws. To be timely for our 2025 Annual Meeting, our Corporate Secretary must receive the written notice by overnight express courier or registered mail, return receipt requested, at our principal executive offices:

- not earlier than the close of business on December 10, 2024; and
- not later than the close of business on January 9, 2025.

If we hold our 2025 Annual Meeting more than 25 days before or after the one-year anniversary of the 2024 Annual Meeting, our Corporate Secretary must receive the written notice at our principal executive offices no later than the close of business on the 10th day following the day on which public disclosure of the date of such annual meeting was first made.

If a stockholder proponent (or its representative) does not appear virtually (for a virtual annual meeting) or in person (for a physical annual meeting) to present their proposal or nomination at such meeting, we are not required to present the proposal for a vote at such meeting.

In addition, our Bylaws permit stockholders to nominate directors for election at an annual meeting of stockholders. To nominate a director, the stockholder must provide the information required by our Bylaws. In addition, the stockholder must give timely notice to our Corporate Secretary in accordance with our Bylaws, which, in general, require that our Corporate Secretary receive the notice within the time period described above for stockholder proposals that are not intended to be included in our proxy statement.

We advise you to review our Bylaws, which contain these and other requirements with respect to advance notice of stockholder proposals and director nominations, including certain information that must be included concerning the stockholder and each proposal and nominee. Our Bylaws were filed with the SEC on October 2, 2023 as an exhibit to our Current Report on Form 8-K and are available at https://investor.pypl.com/financials/sec-filings/default.aspx. You may also contact our Corporate Secretary at our principal executive offices for a copy of the relevant bylaw provisions regarding the requirements for submitting stockholder proposals and nominating director candidates. We will not consider any proposal or nomination that is not timely or otherwise does not meet our Bylaws' and SEC requirements for submitting a proposal or nomination. We reserve the right to reject, rule out of order, or take other appropriate action with respect to any proposal that does not comply with these and other applicable requirements.

In addition to satisfying the requirements of our Bylaws, including the deadline for notice of director nominations, stockholders who intend to solicit proxies in support of director nominees other than the Company's nominees must provide notice that sets forth any additional information required by Rule 14a-19 under the Exchange Act no later than January 9, 2025.

27. Where can I find more information about the Company's SEC filings, governance documents and communicating with the Company and the Board?

SEC Filings and Reports

Our SEC filings, including our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and any amendments to those reports, are available free of charge on our Investor Relations website at https://investor.pypl.com/financials/sec-filings/default.aspx.

Corporate Governance Documents

The Governance Guidelines, charters of our principal Board committees, our Code of Business Conduct and Ethics and other key corporate governance documents and materials are available on our Investor Relations website at https://investor.pypl.com/governance/governance-overview/default.aspx.

Communicating with Management and Investor Relations

Stockholders may contact management or Investor Relations through our Investor Relations department by writing to Investor Relations at our principal executive offices at PayPal Holdings, Inc., 2211 North First Street, San Jose, California 95131 or by email at investorrelations@paypal.com.

Communicating with the Board

Our Board has adopted a process by which stockholders or other interested persons may communicate with the Board or any of its members. Stockholders and other interested parties may send communications in writing to any or all directors (including the Board Chair, Board committees or the independent directors as a group) in care of our Corporate Secretary, PayPal Holdings, Inc., 2211 North First Street, San Jose, California 95131. All mail received may be opened and screened for security purposes. Certain items that are unrelated to the duties and responsibilities of the Board will not be forwarded. Such items include, but are not limited to: spam; junk mail and mass mailings; new product suggestions; resumes and other forms of job inquiries; surveys; and business solicitations or advertisements. In addition, material that is trivial, obscene, unduly hostile, threatening, illegal or similarly unsuitable items will not be forwarded.

Summary Contact Information

Area of Interest	Contact Information
Board of Directors	PayPal Holdings, Inc. Attn: Corporate Secretary 2211 North First Street San Jose, California 95131
PayPal Management	PayPal Investor Relations InvestorRelations@paypal.com
Annual Meeting	www.virtualshareholdermeeting.com/PYPL2024
Information for stockholders of record	Computershare Shareowner Services LLC www.computershare.com/contactus 1.800.522.6645
Information for beneficial holders	Broadridge Financial Solutions, Inc.: www.proxyvote.com 1.800.579.1639 or 1.866.540.7095 sendmaterial@proxyvote.com

Other Matters

The Board is not aware of any other matters that will be presented for consideration at the Annual Meeting. However, if any other matters are properly brought before the Annual Meeting, the persons named in the accompanying proxy intend to vote on those matters in accordance with their best judgment.

By Order of the Board of Directors

Brian Y. Yamasaki
Secretary
Dated: April 9, 2024

APPENDIX A:
Reconciliation of Non-GAAP Financial Measures

This proxy statement contains certain non-GAAP measures of financial performance. These non-GAAP measures include Non-GAAP Operating Margin, Non-GAAP earnings per diluted share and Free Cash Flow.

These non-GAAP measures are not in accordance with, or an alternative to, measures prepared in accordance with GAAP and may be different from non-GAAP measures used by other companies. In addition, these non-GAAP measures are not based on any comprehensive set of accounting rules or principles. Non-GAAP measures have limitations in that they do not reflect all of the amounts associated with the company's results of operations as determined in accordance with GAAP. These measures should be used to evaluate the company's results of operations only in conjunction with the corresponding GAAP measures.

Reconciliation to the most directly comparable GAAP measure of all non-GAAP measures included in the proxy statement can be found in the tables below.

In addition to the non-GAAP measures discussed above, the company also analyzes certain measures, including revenues, on an FX-neutral basis to better measure the comparability of operating results between periods. The company believes that changes in foreign currency exchange rates are not indicative of the company's operations, and that evaluating growth in revenues on an FX-neutral basis provides an additional meaningful and comparable assessment of this measure to both management and investors. FX-neutral results are calculated by translating the current period's local currency results with the prior period's exchange rate. FX-neutral growth rates are calculated by comparing the current period's FX-neutral results by the prior period's results, excluding the impact from hedging activities.

Reconciliation of GAAP Operating Income to Non-GAAP Operating Income and GAAP Operating Margin to Non-GAAP Operating Margin

	Year Ended December 31,		
	2023	2022	2021
	(In millions, except percentages) (unaudited)		
GAAP net revenues	$29,771	$27,518	$25,371
GAAP operating income	5,028	3,837	4,262
Stock-based compensation expense and related employer payroll taxes	1,558	1,355	1,539
Amortization of acquired intangible assets	227	471	441
Restructuring	122	122	27
Other[1]	(256)	85	35
Total non-GAAP operating income adjustments	1,651	2,033	2,042
Non-GAAP operating income	$ 6,679	$ 5,870	$ 6,304
GAAP operating margin	16.9%	13.9%	16.8%
Non-GAAP operating margin	22.4%	21.3%	24.8%

[1] The year ended for the periods presented, as applicable, include the following:
- December 31, 2023 includes $339 million in pre-tax gain, net of transaction costs, related to the sale of Happy Returns, $61 million of asset impairment charges for right-of-use lease assets and related leasehold improvements in conjunction with exiting certain leased properties, and $21 million in fees related to credit externalization
- December 31, 2022 includes $81 million of asset impairment charges for right-of-use lease assets and related leasehold improvements in conjunction with exiting certain leased properties and a $4 million charge associated with an early lease termination
- December 31, 2021 includes a $9 million charge associated with early lease terminations and $26 million of asset impairment charges for right-of-use lease assets and related leasehold improvements in conjunction with exiting certain leased properties.

Reconciliation of GAAP Net Income to Non-GAAP Net Income and GAAP Diluted EPS to Non-GAAP Diluted EPS

	Year Ended December 31,		
	2023	2022	2021
	(In millions, except per share data) (unaudited)		
GAAP income before income taxes	$ 5,411	$3,366	$4,099
GAAP income tax expense (benefit)	1,165	947	(70)
GAAP net income	4,246	2,419	4,169
Non-GAAP adjustments to net income:			
Non-GAAP operating income adjustments (see table above)	1,651	2,033	2,042
Net (gains) losses on strategic investments	(201)	304	(46)
Other[1]	39	410	36
Tax effect of non-GAAP adjustments	(89)	(384)	(746)
Non-GAAP net income	$5,646	$4,782	$5,455
Diluted net income per share:			
GAAP	$ 3.84	$ 2.09	$ 3.52
Non-GAAP	$ 5.10	$ 4.13	$ 4.60
Shares used in GAAP diluted share calculation	1,107	1,158	1,186
Shares used in non-GAAP diluted share calculation	1,107	1,158	1,186

[1] The year ended for the periods presented, as applicable, include the following:
- December 31, 2023 and 2022 consist primarily of tax expense (benefit) related to intra-group transfer of assets.
- December 31, 2021 consists primarily of $43 million in tax expense related to intra-group transfer of intellectual property and $11 million in tax benefit related to the write-off of deferred tax liabilities on strategic investments as a result of acquiring the remaining interest in the investments during the period.

Reconciliation of Operating Cash Flow to Free Cash Flow

	Year Ended December 31,		
	2023	2022	2021
	(In millions/unaudited)		
Net cash provided by operating activities	$ 4,843	$ 5,813	$ 5,797
Less: Purchases of property and equipment	(623)	(706)	(908)
Free cash flow	4,220	5,107	4,889
Net impact of European BNPL receivables originated as held for sale and the subsequent sale of receivables	334	—	—
Adjusted free cash flow	$4,554	$5,107	$4,889

APPENDIX B:

PayPal Holdings, Inc. 2015 Equity Incentive Award Plan (marked)

This Appendix B presents a marked version of the PayPal Holdings, Inc. 2015 Equity Incentive Award Plan (the "Plan"), as amended and restated, subject to the approval of our stockholders. The marked version shows all of the differences between the version of the Plan approved by stockholders in May ~~2018~~2023 and the version proposed to be voted on at the 2024 Annual Meeting.

PAYPAL HOLDINGS, INC.

2015 EQUITY INCENTIVE AWARD PLAN

ARTICLE 1
Purpose

The purpose of the PayPal Holdings, Inc. 2015 Equity Incentive Award Plan, as it may be further amended and restated from time to time (the "Plan") is to promote the success and enhance the value of PayPal Holdings, Inc. (the "Company") by linking the personal interests of the members of the Board, Employees, and Consultants (each as defined below) to those of Company stockholders and by providing such individuals with an incentive for outstanding performance to generate superior returns to Company stockholders. The Plan is further intended to provide flexibility to the Company in its ability to motivate, attract, and retain the services of members of the Board, Employees, and Consultants upon whose judgment, interest, and special effort the successful conduct of the Company's operation is largely dependent.

ARTICLE 2
Definitions and Construction

Wherever the following terms are used in the Plan they shall have the meanings specified below, unless the context clearly indicates otherwise. The singular pronoun shall include the plural where the context so indicates.

2.1 "Assumed Spin-Off Award" means an award granted to certain employees, consultants and directors of the Company, eBay Inc. and their respective subsidiaries under an equity compensation plan maintained by eBay Inc. or a corporation acquired by eBay Inc., which award is assumed by the Company and converted into an Award in connection with the Spin-Off, pursuant to the terms of the Employee Matters Agreement between the Company and eBay Inc., entered into in connection with the Spin-Off, which Assumed Spin-Off Award shall be issued upon the effective time of the Spin-Off.

2.2 "Award" means an Option, a Restricted Stock award, a Stock Appreciation Right award, a Performance Stock Unit award, a Dividend Equivalents award, a Stock Payment award, a Deferred Stock Unit award, a Restricted Stock Unit award or a Performance Bonus Award granted to a Participant pursuant to the Plan, including an Assumed Spin-Off Award.

2.3 "Award Agreement" means any written agreement, contract, or other instrument or document evidencing an Award, including through electronic medium.

2.4 "Board" means the Board of Directors of the Company.

2.5 "Change in Control" means and includes each of the following:

(a) A transaction or series of transactions (other than an offering of Stock to the general public through a registration statement filed with the U.S. Securities and Exchange Commission) whereby any "person" or related "group" of "persons" (as such terms are used in Sections 13(d) and 14(d)(2) of the Exchange Act) (other than the Company, any of its subsidiaries, an employee benefit plan maintained by the Company or any of its subsidiaries or a "person" that, prior to such transaction, directly or indirectly controls, is controlled by, or is under common control with, the Company) directly or indirectly acquires beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of securities of the Company possessing more than 50% of the total combined voting power of the Company's securities outstanding immediately after such acquisition; or

(b) During any period of two consecutive years, individuals who, at the beginning of such period, constitute the Board together with any new director(s) (other than a director designated by a person who shall have entered into an agreement with the Company to effect a transaction described in Section 2.5(a) or Section 2.5(c)) whose election by the Board or nomination for election by the Company's stockholders was approved by a vote of at least two-thirds of the directors then still in office who either were directors at the beginning of the two-year period or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority thereof; or

(c) The consummation by the Company (whether directly involving the Company or indirectly involving the Company through one or more intermediaries) of (x) a merger, consolidation, reorganization, or business combination or (y) a sale or other disposition of all or substantially all of the Company's assets in any single transaction or series of related transactions or (z) the acquisition of assets or stock of another entity, in each case other than a transaction:

> (i) Which results in the Company's voting securities outstanding immediately before the transaction continuing to represent (either by remaining outstanding or by being converted into voting securities of the Company or the person that, as a result of the transaction, controls, directly or indirectly, the Company or owns, directly or indirectly, all or substantially all of the Company's assets or otherwise succeeds to the business of the Company (the Company or such person, the "Successor Entity")) directly or indirectly, at least a majority of the combined voting power of the Successor Entity's outstanding voting securities immediately after the transaction, and

> (ii) After which no person or group beneficially owns voting securities representing 50% or more of the combined voting power of the Successor Entity; provided, however, that no person or group shall be treated for purposes of this Section 2.5(c)(ii) as beneficially owning 50% or more of combined voting power of the Successor Entity solely as a result of the voting power held in the Company prior to the consummation of the transaction; or

(d) The Company's stockholders approve a liquidation or dissolution of the Company.

In addition, if the Change in Control constitutes a payment event with respect to any Award which provides for the deferral of compensation and is subject to Section 409A of the Code, to the extent required, the transaction or event described in subsection (a), (b), (c) or (d) with respect to such Award must also constitute a "change in control event" as defined in Treasury Regulation § 1.409A-3(i)(5). The Committee shall have full and final authority, which shall be exercised in its discretion, to determine conclusively whether a Change in Control of the Company has occurred pursuant to the above definition, and the date of the occurrence of such Change in Control and any incidental matters relating thereto.

2.6 "Code" means the U.S. Internal Revenue Code of 1986, as amended.

2.7 "Committee" means the committee of the Board described in Article 12.

2.8 "Consultant" means any consultant or adviser if: (a) the consultant or adviser renders bona fide services to the Company or any Subsidiary; (b) the services rendered by the consultant or adviser are not in connection with the offer or sale of securities in a capital-raising transaction and do not directly or indirectly promote or maintain a market for the Company's securities; and (c) the consultant or adviser is a natural person.

2.9 "Deferred Stock Unit" means a right to receive a specified number of shares of Stock during specified time periods pursuant to Section 8.5.

2.10 "Director" means a member of the Board.

2.11 "Disability" means that the Participant qualifies to receive long-term disability payments under the Company's long-term disability insurance program, as it may be amended from time to time, or if Participant is otherwise ineligible to participate in the Company's long-term disability insurance program or resides outside the United States and no such program exists, means that the Participant is unable to perform his or her duties with the Company or its Subsidiary by reason of a medically determinable physical or mental impairment, as determined by a physician acceptable to the Company, which is permanent in character or which is expected to last for a continuous period of more than six (6) months.

2.12 "Dividend Equivalent" means a right granted to a Participant pursuant to Section 8.3 to receive the equivalent value (in cash or Stock) of dividends paid on Stock.

2.13 "DRO" shall mean a domestic relations order as defined by the Code or Title I of the U.S. Employee Retirement Income Security Act of 1974, as amended from time to time, or the rules thereunder.

2.14 "Effective Date" shall have the meaning set forth in Section 13.1.

2.15 "Eligible Individual" means any person who is an Employee, a Consultant or an Independent Director, as determined by the Committee.

2.16 "Employee" means any person on the payroll records of the Company or a Subsidiary and actively providing services as an employee. Service as a Director or compensation by the Company or a Subsidiary solely for services as a Director shall not be sufficient to constitute "employment" by the Company or a Subsidiary.

2.17 "Equity Restructuring" shall mean a nonreciprocal transaction between the Company and its stockholders, such as a stock dividend, stock split, spin-off, rights offering or recapitalization through a large, nonrecurring cash dividend, that affects the shares of Stock (or other securities of the Company) or the share price of Stock (or other securities) and causes a change in the per share value of the Stock underlying outstanding Awards.

2.18 "Exchange Act" means the U.S. Securities Exchange Act of 1934, as amended.

2.19 "Fair Market Value" means, as of any given date, (a) if Stock is traded on any established stock exchange, the closing price of a share of Stock as reported in the Wall Street Journal (or such other source as the Company may deem reliable for such purposes) for such date, or if no sale occurred on such date, the first trading date immediately prior to such date during which a sale occurred; or (b) if Stock is not traded on an exchange but is quoted on a national market or other quotation system, the last sales price on such date, as reported in the Wall Street Journal (or such other source as the Company may deem reliable for such purposes), or if no sales occurred on such date, then on the date immediately prior to such date on which sales prices are reported; or (c) if Stock is not publicly traded, the fair market value of a share of Stock as established by the Committee acting in good faith.

2.20 ~~"Full Value Award" means any Award other than an Option, Stock Appreciation Right or other Award for which the Participant pays the intrinsic value existing at the date of grant (whether directly or by forgoing a right to receive a payment from the Company or any Subsidiary).~~ *[Reserved]*

2.21 "Incentive Stock Option" means an Option that is intended to meet the requirements of Section 422 of the Code or any successor provision thereto.

2.22 "Independent Director" means a Director of the Company who is not an Employee.

2.23 "Non-Employee Director" means a Director of the Company who qualifies as a "Non-Employee Director" as defined in Rule 16b-3(b)(3) under the Exchange Act, or any successor rule.

2.24 "Non-Qualified Stock Option" means an Option that is not intended to be an Incentive Stock Option.

2.25 "Option" means a right granted to a Participant pursuant to Article 5 of the Plan to purchase a specified number of shares of Stock at a specified price during specified time periods. An Option may be either an Incentive Stock Option or a Non-Qualified Stock Option.

2.26 "Participant" means any Eligible Individual who, as a member of the Board, Consultant or Employee, has been granted an Award pursuant to the Plan.

2.27 "Performance Bonus Award" has the meaning set forth in Section 8.7.

2.28 "Performance Criteria" means the criteria that the Committee selects for purposes of establishing the Performance Goal or Performance Goals for a Participant for a Performance Period, determined as follows:

(a) The Performance Criteria that will be used to establish Performance Goals may include, without limitation, any of the following: trading volume; users; customers; total payment volume; revenue; operating income; EBITDA and/or net earnings (either before or after interest, taxes, depreciation and amortization); net income (either before or after taxes); earnings per share; earnings as determined other than pursuant to United States generally accepted accounting principles ("GAAP"); multiples of price to earnings; multiples of price/earnings to growth; return on net assets; return on gross assets; return on equity; return on invested capital; Stock price; cash flow (including, but not limited to, operating cash flow and free cash flow); net or operating margins; economic profit; Stock price appreciation; total stockholder returns; employee productivity; market share; volume; customer satisfaction metrics; net sales; expense levels; sales or licenses of the Company's assets, including its intellectual property, whether in a particular jurisdiction or territory or globally, or through partnering transactions; implementation, completion or attainment of objectives with respect to research, development, commercialization, products or projects, production volume levels, acquisitions and divestitures and recruiting and maintaining personnel; financing and other capital raising transactions (including sales of the Company's equity or debt securities, factoring transactions); product revenue growth; gross profit; financial ratios, including those measuring liquidity, activity, profitability or leverage; cost of capital or assets under management; strategic partnerships or transactions (including in-licensing and out-licensing of intellectual property, establishing relationships with commercial entities with respect to the marketing, distribution and sale of the Company's products (including with group purchasing organizations, distributors and other vendors)); co-development, co-marketing, profit sharing, joint venture or other similar arrangements; economic value-added models or equivalent metrics; regulatory achievements (including submitting or filing applications or other documents with regulatory authorities or receiving approval of any such applications or other documents, passing pre-approval inspections (whether of the Company or third parties)); gross or cash margins; debt reduction; reductions in costs; year-end cash; working capital levels, including cash, inventory and accounts receivable; research and development achievements; operating efficiencies and employee engagement/satisfaction metrics, any of which may be measured with respect to the Company, or any Subsidiary, affiliate or other business unit of the Company, either in absolute terms, terms of growth or as compared to any incremental increase, as compared to results of a peer group, and may be calculated on a pro forma basis or in accordance with GAAP.

(b) The Committee may, in its discretion, provide that one or more adjustments shall be made to one or more of the Performance Goals. Such adjustments may include, without limitation, one or more of the following: (i) items related to a change in accounting principle; (ii) items relating to financing activities; (iii) expenses for restructuring or productivity initiatives; (iv) other non-operating items; (v) items related to acquisitions; (vi) items attributable to the business operations of any entity acquired by the Company during the Performance Period; (vii) items related to the disposal of a business or segment of a business; (viii) items related to discontinued operations that do not qualify as a segment of a business under GAAP; (ix) items attributable to any stock dividend, stock split, combination or exchange of shares occurring during the Performance Period; (x) any other items of significant income or expense which are determined to be appropriate adjustments; (xi) items relating to unusual or extraordinary corporate transactions, events or developments; (xii) items related to amortization of acquired intangible assets; (xiii) items that are outside the scope of the Company's core, on-going business activities; or (xiv) items relating to any other unusual or nonrecurring events or changes in applicable laws, tax rates, accounting principles or business conditions.

2.29 "Performance Goals" means, for a Performance Period, the goals established in writing by the Committee for the Performance Period based upon the Performance Criteria. Depending on the Performance Criteria used to establish such Performance Goals, the Performance Goals may be expressed in terms of overall Company performance or the performance of a division, business unit, or an individual. The Committee, in its discretion, may adjust or modify the calculation of Performance Goals for such Performance Period in order to prevent the dilution or enlargement of the rights of Participants (a) in the event of, or in anticipation of, any unusual or extraordinary corporate item, transaction, event, or development, or (b) in recognition of, or in anticipation of, any other unusual or nonrecurring events affecting the Company, or the financial statements of the Company, or in response to, or in anticipation of, changes in applicable laws, regulations, accounting principles, or business conditions.

2.30 "Performance Period" means the one or more periods of time, which may be of varying and overlapping durations, as the Committee may select, over which the attainment of one or more Performance Goals will be measured for the purpose of determining a Participant's right to, and the payment of, a performance-based Award.

2.31 "Performance Share" means a right granted to a Participant pursuant to Section 8.1, to receive Stock, the payment of which is contingent upon achieving certain Performance Goals or other performance-based targets established by the Committee.

2.32 "Performance Stock Unit" means a right granted to a Participant pursuant to Section 8.2, to receive Stock, the payment of which is contingent upon achieving certain Performance Goals or other performance-based targets established by the Committee.

2.33 "Plan" means this PayPal Holdings, Inc. Amended and Restated 2015 Equity Incentive Award Plan, as it may be amended from time to time.

2.34 "Restricted Stock" means Stock awarded to a Participant pursuant to Article 6 that is subject to certain restrictions and may be subject to risk of forfeiture.

2.35 "Restricted Stock Unit" means an Award granted pursuant to Section 8.6.

2.36 "Securities Act" shall mean the U.S. Securities Act of 1933, as amended.

2.37 "Spin-Off" means the distribution of shares of Stock to the stockholders of eBay Inc. on July 17, 2015, pursuant to the Separation and Distribution Agreement between the Company and eBay Inc., dated as of June 26, 2015, entered into in connection with such distribution.

2.38 "Stock" means the common stock of the Company, par value $0.0001 per share, and such other securities of the Company that may be substituted for Stock pursuant to Article 12.

2.39 "Stock Appreciation Right" or "SAR" means a right granted pursuant to Article 7 to receive a payment equal to the excess of the Fair Market Value of a specified number of shares of Stock on the date the SAR is exercised over the Fair Market Value on the date the SAR was granted as set forth in the applicable Award Agreement.

2.40 "Stock Payment" means (a) a payment in the form of shares of Stock, or (b) an option or other right to purchase shares of Stock, as part of any bonus, deferred compensation or other arrangement, made in lieu of all or any portion of a benefit or compensation, granted pursuant to Section 8.4.

2.41 "Subsidiary" means any entity (other than the Company), whether domestic or foreign, in an unbroken chain of entities beginning with the Company if, at the time of the determination, each of the entities other than the last entity in the unbroken chain beneficially owns securities or interests representing more than fifty percent (50%) of the total combined voting power of all classes of securities or interests in one of the other entities in such chain.

2.42 “Substitute Award” shall mean an Option or SAR granted under the Plan upon the assumption of, or in substitution for, outstanding equity awards previously granted by a company or other entity in connection with a corporate transaction, such as a merger, combination, consolidation or acquisition of property or stock; provided, however, that in no event shall the term “Substitute Award” be construed to refer to an award made in connection with the cancellation and repricing of an Option.

2.43 “Termination of Service” shall mean,

(a) As to a Consultant, the time when the engagement of a Participant as a Consultant to the Company or a Subsidiary is terminated for any reason, with or without cause, including, without limitation, by resignation, discharge, death or retirement, but excluding a termination where there is a simultaneous commencement of employment with the Company or any Subsidiary.

(b) As to a Non-Employee Director or Independent Director, the time when a Participant who is a Non-Employee Director or Independent Director ceases to be a Director for any reason, including, without limitation, a termination by resignation, failure to be elected, death or retirement, but excluding: (i) a termination where there is simultaneous employment by the Company or a Subsidiary of such person and (ii) a termination which is followed by the simultaneous establishment of a consulting relationship by the Company or a Subsidiary with such person.

(c) As to an Employee, the time when the Participant has ceased to actively be employed by or to provide services to the Company or any Subsidiary for any reason, without limitation, including resignation, discharge, death, disability or retirement; but excluding: (i) a termination where there is a simultaneous reemployment or continuing employment of a Participant by the Company or any Subsidiary, (ii) a termination which is followed by the simultaneous establishment of a consulting relationship by the Company or a Subsidiary with the former employee, and (iii) a termination where a Participant simultaneously becomes an Independent Director.

(d) The Committee, in its absolute discretion, shall determine the effect of all matters and questions relating to Termination of Service, including, without limitation, questions relating to the nature and type of Termination of Service, and all questions of whether particular leaves of absence constitute Termination of Service; provided, however, that, with respect to Incentive Stock Options, unless the Committee otherwise provides in the terms of the Award Agreement, a leave of absence, change in status from an employee to an independent contractor or other change in the employee-employer relationship shall constitute a Termination of Service if, and to the extent that, such leave of absence, change in status or other change interrupts employment for the purposes of Section 422(a)(2) of the Code and the then applicable regulations and revenue rulings under said Section. For purposes of the Plan, a Participant shall be deemed to have a Termination of Service in the event that the Subsidiary employing or contracting with such Participant ceases to remain a Subsidiary following any merger, sale of stock or other corporate transaction or event (including, without limitation, a spin-off).

ARTICLE 3
Shares Subject to the Plan

3.1 Number of Shares.

(a) Subject to Article 11 and Section 3.1(b), the aggregate number of shares of Stock which may be issued or transferred pursuant to Awards granted under the Plan is ~~179~~199,600,000 which includes the aggregate number of shares of Stock subject to all Assumed Spin-Off Awards. Any shares of Stock that are subject to Awards granted under the Plan on or after the ~~2016~~2024 annual meeting of the Company’s stockholders (the “~~2016~~2024 Annual Meeting”) ~~other than Full Value Awards~~ shall be counted against this limit as ~~0.50 shares for every share of Stock subject to the Award granted. Any shares of Stock that are subject to Full Value Awards granted under the Plan shall be counted against this limit as~~ one (1) share for every share of Stock subject to the Award granted.

(b) To the extent that an Award terminates, expires, or lapses for any reason, or such an Award is settled in cash without delivery of shares to the Participant, then any shares of Stock subject to the Award shall again be available for the grant of an Award pursuant to the Plan. ~~Any such shares of Stock that cease to be subject to such an Award other than a Full Value Award shall be added to the number of shares available under the Plan as the number of shares of Stock (or portion thereof) deemed subject to such Award under Section 3.1(a) as of the date of grant for every share of Stock that ceases to be subject to such Award.~~ Any such shares of Stock that cease to be subject to an~~ Full Value~~ Award shall be added to the number of shares available under the Plan as one (1) share for every share of Stock that ceases to be subject to such Award. Notwithstanding anything in this Section 3.1(b) to the contrary, shares of Stock subject to an Award may not again be made available for issuance under this Plan if such shares are: (x) shares delivered to or withheld by the Company to pay the exercise price of an Option or SAR, (y) shares delivered to or withheld by the Company to satisfy withholding taxes related to such an Award or (z) shares that were subject to an Award and were not issued upon the net settlement of such Award. To the extent permitted by applicable law or any exchange rule, shares of Stock issued in assumption of, or in substitution for, any outstanding Awards of any entity acquired in any

form of combination by the Company or any Subsidiary shall not be counted against shares of Stock available for grant pursuant to this Plan. The payment of Dividend Equivalents in cash in conjunction with any outstanding Awards shall not be counted against the shares available for issuance under the Plan. Notwithstanding the provisions of this Section 3.1(b), no shares of Stock may again be optioned, granted or awarded if such action would cause an Incentive Stock Option to fail to qualify as an incentive stock option under Section 422 of the Code.

3.2 Stock Distributed. Any Stock distributed pursuant to an Award may consist, in whole or in part, of authorized and unissued Stock, treasury Stock or Stock purchased on the open market.

3.3 Limitation on Number of Shares Subject to Awards. Notwithstanding any provision in the Plan to the contrary, and subject to Article 11, the maximum number of shares of Stock with respect to one or more Awards that may be granted to any one Participant during any calendar year shall be 2,000,000 and the maximum amount that may be paid in cash during any calendar year with respect to any performance-based Award (including, without limitation, any Performance Bonus Award) shall be $3,000,000; provided, however, that such limits shall apply without regard to the Assumed Spin-Off Awards. Any shares of Stock that are subject to Awards granted under the Plan on or after the ~~2016~~2024 Annual Meeting ~~other than Full Value Awards shall be counted against this limit as 0.50 shares for every share of Stock subject to the Award granted. Any shares of Stock that are subject to Full Value Awards granted under the Plan~~shall be counted against this limit as one (1) share for every share of Stock subject to the Award granted. Awards to Non-Employee Directors and Independent Directors are subject to the limits set forth in Article 10.

ARTICLE 4
Eligibility and Participation

4.1 Participation. Subject to the provisions of the Plan, the Committee may, from time to time, and in its sole discretion, select from among all Eligible Individuals, those to whom Awards shall be granted and shall determine the nature and amount of each Award. No Eligible Individual shall have any right to be granted an Award pursuant to this Plan. In connection with the Spin-Off and pursuant to the terms of the Employee Matters Agreement between the Company and eBay Inc., entered into in connection with the Spin-Off, certain employees, consultants and directors of the Company, eBay Inc. and their respective subsidiaries will receive Assumed Spin-Off Awards.

4.2 Foreign Participants. Notwithstanding any provision of the Plan to the contrary, in order to comply with the laws in other countries in which the Company and its Subsidiaries operate or have Eligible Individuals, the Committee, in its sole discretion, shall have the power and authority to: (i) determine which Subsidiaries shall be covered by the Plan; (ii) determine which Eligible Individuals outside the United States are eligible to participate in the Plan; (iii) modify the terms and conditions of any Award granted to Eligible Individuals outside the United States to comply with applicable foreign laws; (iv) establish subplans and modify exercise procedures and other terms and procedures, to the extent such actions may be necessary or advisable, including adoption of rules, procedures or sub-plans applicable to particular Subsidiaries or Participants residing in particular locations; provided, however, that no such subplans and/or modifications shall increase the share limitations contained in Sections 3.1 and 3.3 of the Plan; and (v) take any action, before or after an Award is made, that it deems advisable to obtain approval or comply with any necessary local governmental regulatory exemptions or approvals. Without limiting the generality of the foregoing, the Committee is specifically authorized to adopt rules, procedures and sub-plans with provisions that limit or modify rights on eligibility to receive an Award under the Plan or on death, disability, retirement or other Termination of Service, available methods of exercise or settlement of an Award, payment of income, social insurance contributions and payroll taxes, the shifting of employer tax liability to the Participant, the withholding procedures and handling of any Stock certificates or other indicia of ownership. Notwithstanding the foregoing, the Committee may not take any actions hereunder, and no Awards shall be granted, that would violate the Exchange Act, the Code, any securities law or governing statute or any other law applicable to the Stock or the issuance of Stock under the Plan.

ARTICLE 5
Stock Options

5.1 General. The Committee is authorized to grant Options to Eligible Individuals on the following terms and conditions:

(a) Exercise Price. The exercise price per share of Stock subject to an Option shall be determined by the Committee and set forth in the Award Agreement; provided, that, subject to Section 5.4, the exercise price for any Option shall not be less than 100% of the Fair Market Value of a share of Stock on the date of grant.

(b) Time and Conditions of Exercise. The Committee shall determine the time or times at which an Option may be exercised in whole or in part; provided, that the term of any Option granted under the Plan shall not exceed ten years. The Committee shall determine the time period, including the time period following a Termination of Service, during which the Participant has the right to exercise the vested Options, which time period may not extend beyond the term of the Option. Except as limited by the requirements of Section 409A or Section 422 of the Code and regulations and rulings thereunder, the Committee may extend the term of any outstanding Option, and may extend the time period during which vested Options may be exercised, in connection with any Termination of Service of the Participant, and may amend any other term or condition of such Option relating to such a Termination of Service. The Committee shall also determine the performance or other conditions, if any, that must be satisfied before all or part of an Option may be exercised.

(c) Evidence of Grant. All Options shall be evidenced by an Award Agreement between the Company and the Participant. The Award Agreement shall include such additional provisions as may be specified by the Committee.

5.2 Incentive Stock Options. Incentive Stock Options shall be granted only to Employees and the terms of any Incentive Stock Options granted pursuant to the Plan, in addition to the requirements of Section 5.1, must comply with the provisions of this Section 5.2.

(a) Expiration. Subject to Section 5.2(c), an Incentive Stock Option shall expire and may not be exercised to any extent by anyone after the first to occur of the following events:

(i) Ten years from the date it is granted, unless an earlier time is set in the Award Agreement;

(ii) Three months after the Participant's termination of employment as an Employee; and

(iii) One year after the date of the Participant's termination of employment or service on account of Disability or death. Upon the Participant's Disability or death, any Incentive Stock Options exercisable at the Participant's Disability or death may be exercised by the Participant's legal representative or representatives, by the person or persons entitled to do so pursuant to the Participant's last will and testament, or, if the Participant fails to make testamentary disposition of such Incentive Stock Option or dies intestate, by the person or persons entitled to receive the Incentive Stock Option pursuant to the applicable laws of descent and distribution.

(b) Dollar Limitation. The aggregate Fair Market Value (determined as of the time the Option is granted) of all shares of Stock with respect to which Incentive Stock Options are first exercisable by a Participant in any calendar year may not exceed $100,000 or such other limitation as imposed by Section 422(d) of the Code, or any successor provision. To the extent that Incentive Stock Options are first exercisable by a Participant in excess of such limitation, the excess shall be considered Non-Qualified Stock Options.

(c) Ten Percent Owners. An Incentive Stock Option shall be granted to any individual who, at the date of grant, owns stock possessing more than ten percent of the total combined voting power of all classes of Stock of the Company only if such Option is granted at a price that is not less than 110% of Fair Market Value on the date of grant (or the date the Option is modified, extended or renewed for purposes of Section 424(h) of the Code) and the Option is exercisable for no more than five years from the date of grant.

(d) Notice of Disposition. The Participant shall give the Company prompt notice of any disposition of shares of Stock acquired by exercise of an Incentive Stock Option within (i) two years from the date of grant of such Incentive Stock Option or (ii) one year after the transfer of such shares of Stock to the Participant.

(e) Right to Exercise. During a Participant's lifetime, an Incentive Stock Option may be exercised only by the Participant.

(f) Failure to Meet Requirements. Any Option (or portion thereof) purported to be an Incentive Stock Option, which, for any reason, fails to meet the requirements of Section 422 of the Code shall be considered a Non-Qualified Stock Option.

5.3 Substitution of Stock Appreciation Rights. Subject to Section 9.8, the Committee may provide in the Award Agreement evidencing the grant of an Option that the Committee, in its sole discretion, shall have to right to substitute a Stock Appreciation Right for such Option at any time prior to or upon exercise of such Option; provided, that such Stock Appreciation Right shall be exercisable with respect to the same number of shares of Stock for which such substituted Option would have been exercisable.

5.4 Substitute Awards. Notwithstanding the foregoing provisions of this Article 5 to the contrary, in the case of an Option that is a Substitute Award, the exercise price per share of the shares subject to such Option may be less than the Fair Market Value per share on the date of grant, provided, that the excess of: (a) the aggregate Fair Market Value (as of the date such Substitute Award is granted) of the shares subject to the Substitute Award, over (b) the aggregate exercise price thereof does not exceed the excess of: (x) the aggregate fair market value (as of the time immediately preceding the transaction giving rise to the Substitute Award, such fair market value to be determined by the Committee) of the shares of the predecessor entity that were subject to the grant assumed or substituted for by the Company, over (y) the aggregate exercise price of such shares.

ARTICLE 6
Restricted Stock Awards

6.1 Grant of Restricted Stock.

(a) The Committee is authorized to make Awards of Restricted Stock to any Eligible Individual selected by the Committee in such amounts and subject to such terms and conditions as determined by the Committee. All Awards of Restricted Stock shall be evidenced by an Award Agreement.

(b) The Committee shall establish the purchase price, if any, and form of payment for Restricted Stock; provided, however, that such purchase price shall be no less than the par value of the Stock to be purchased, unless otherwise permitted by applicable state law. In all cases, legal consideration shall be required for each issuance of Restricted Stock.

6.2 Issuance and Restrictions. All shares of Restricted Stock (including any shares received by Participants thereof with respect to shares of Restricted Stock as a result of stock dividends, stock splits or any other form of recapitalization) shall, in the terms of each individual Award Agreement, be subject to such restrictions on transferability and other restrictions and vesting requirements as the Committee shall provide. Such restrictions may include, without limitation, restrictions concerning voting rights and transferability and such restrictions may lapse separately or in combination at such times and pursuant to such circumstances or based on such criteria as selected by the Committee, including, without limitation, criteria based on the Participant's duration of employment, directorship or consultancy with the Company, Performance Criteria, Company performance, individual performance or other criteria selected by the Committee. By action taken after the Restricted Stock is issued, the Committee may, on such terms and conditions as it may determine to be appropriate, accelerate the vesting of such Restricted Stock by removing any or all of the restrictions imposed by the terms of the Award Agreement. Restricted Stock may not be sold or encumbered until all restrictions are terminated or expire.

6.3 Repurchase or Forfeiture of Restricted Stock. If no price was paid by the Participant for the Restricted Stock, upon a Termination of Service the Participant's rights in unvested Restricted Stock then subject to restrictions shall lapse, and such Restricted Stock shall be surrendered to the Company without consideration. If a price was paid by the Participant for the Restricted Stock, upon a Termination of Service the Company shall have the right to repurchase from the Participant the unvested Restricted Stock then subject to restrictions at a cash price per share equal to the price paid by the Participant for such Restricted Stock or such other amount as may be specified in the Award Agreement. The Committee in its discretion may provide that in the event of certain events, including a Change in Control, the Participant's death, retirement or disability or any other specified Termination of Service or any other event, the Participant's rights in unvested Restricted Stock shall not lapse, such Restricted Stock shall vest and, if applicable, the Company shall not have a right of repurchase.

6.4 Certificates for Restricted Stock. Restricted Stock granted pursuant to the Plan may be evidenced in such manner as the Committee shall determine. If certificates representing shares of Restricted Stock are registered in the name of the Participant, certificates must bear an appropriate legend referring to the terms, conditions, and restrictions applicable to such Restricted Stock, and the Company may, at its discretion, retain physical possession of the certificate until such time as all applicable restrictions lapse.

6.5 Section 83(b) Election. If a Participant makes an election under Section 83(b) of the Code to be taxed with respect to the Restricted Stock as of the date of transfer of the Restricted Stock rather than as of the date or dates upon which the Participant would otherwise be taxable under Section 83(a) of the Code, the Participant shall be required to deliver a copy of such election to the Company promptly after filing such election with the Internal Revenue Service.

ARTICLE 7
Stock Appreciation Rights

7.1 Grant of Stock Appreciation Rights.

(a) A Stock Appreciation Right may be granted to any Eligible Individual selected by the Committee. A Stock Appreciation Right shall be subject to such terms and conditions not inconsistent with the Plan as the Committee shall impose and shall be evidenced by an Award Agreement.

(b) A Stock Appreciation Right shall entitle the Participant (or other person entitled to exercise the Stock Appreciation Right pursuant to the Plan) to exercise all or a specified portion of the Stock Appreciation Right (to the extent then exercisable pursuant to its terms) and to receive from the Company an amount equal to the product of (i) the excess of (A) the Fair Market Value of the Stock on the date the Stock Appreciation Right is exercised over (B) the Fair Market Value of the Stock on the date the Stock Appreciation Right was granted and (ii) the number of shares of Stock with respect to which the Stock Appreciation Right is exercised, subject to any limitations the Committee may impose. Except as described in (c) below, the exercise price per share of Stock subject to each Stock Appreciation Right shall be set by the Committee, but shall not be less than 100% of the Fair Market Value on the date the Stock Appreciation Right is granted.

(c) Notwithstanding the foregoing provisions of Section 7.1(b) to the contrary, in the case of a Stock Appreciation Right that is a Substitute Award, the price per share of the shares subject to such Stock Appreciation Right may be less than the Fair Market Value per share on the date of grant; provided, that the excess of: (a) the aggregate Fair Market Value (as of the date such Substitute Award is granted) of the shares subject to the Substitute Award, over (b) the aggregate exercise price thereof does not exceed the excess of: (x) the aggregate fair market value (as of the time immediately preceding the transaction giving rise to the Substitute Award, such fair market value to be determined by the Committee) of the shares of the predecessor entity that were subject to the grant assumed or substituted for by the Company, over (y) the aggregate exercise price of such shares.

7.2 Payment and Limitations on Exercise.

(a) Subject to Sections 7.2(b) payment of the amounts determined under Section 7.1(b) above shall be in cash, in Stock (based on its Fair Market Value as of the date the Stock Appreciation Right is exercised) or a combination of both, as determined by the Committee in the Award Agreement and subject to any tax withholding requirements.

(b) To the extent any payment under Section 7.1(b) is effected in Stock, it shall be made subject to satisfaction of all provisions of Article 5 above pertaining to Options.

ARTICLE 8
Other Types of Awards

8.1 Performance Share Awards. Any Eligible Individual selected by the Committee may be granted one or more Performance Share awards which shall be denominated in a number of shares of Stock and which may be linked to any one or more of the Performance Criteria or other specific performance criteria determined appropriate by the Committee, in each case on a specified date or dates or over any period or periods determined by the Committee. In making such determinations, the Committee shall consider (among such other factors as it deems relevant in light of the specific type of award) the contributions, responsibilities and other compensation of the particular Participant.

8.2 Performance Stock Units. Any Eligible Individual selected by the Committee may be granted one or more Performance Stock Unit awards which shall be denominated in unit equivalent of shares of Stock and/or units of value including dollar value of shares of Stock and which may be linked to any one or more of the Performance Criteria or other specific performance criteria determined appropriate by the Committee, in each case on a specified date or dates or over any period or periods determined by the Committee. In making such determinations, the Committee shall consider (among such other factors as it deems relevant in light of the specific type of award) the contributions, responsibilities and other compensation of the particular Participant.

8.3 Dividend Equivalents.

(a) Any Eligible Individual selected by the Committee may be granted Dividend Equivalents based on the dividends declared on the shares of Stock that are subject to any Award, to be credited as of dividend payment dates, during the period between the date the Award is granted and the date the Award is exercised, vests or expires, as determined by the Committee. Such Dividend Equivalents shall be converted to cash or additional shares of Stock by such formula and at such time and subject to such limitations as may be determined by the Committee; provided, that to the extent shares of Stock subject to an Award are subject to vesting conditions, any Dividend Equivalents relating to such shares shall be subject to the same vesting conditions.

(b) Notwithstanding the foregoing, no Dividend Equivalents shall be payable with respect to Options or SARs.

8.4 Stock Payments. Any Eligible Individual selected by the Committee may receive Stock Payments in the manner determined from time to time by the Committee. The number of shares shall be determined by the Committee and may be based upon the Performance Criteria or other specific performance criteria determined appropriate by the Committee, determined on the date such Stock Payment is made or on any date thereafter.

8.5 Deferred Stock Units. Any Eligible Individual selected by the Committee may be granted an award of Deferred Stock Units in the manner determined from time to time by the Committee. The number of shares of Deferred Stock Units shall be determined by the Committee and may be linked to the Performance Criteria or other specific performance criteria determined to be appropriate by the Committee, including service to the Company or any Subsidiary, in each case on a specified date or dates or over any period or periods determined by the Committee. Stock underlying a Deferred Stock Unit award will not be issued until the Deferred Stock Unit award has vested, pursuant to a vesting schedule or performance criteria set by the Committee. Unless otherwise provided by the Committee, a Participant awarded Deferred Stock Units shall have no rights as a Company stockholder with respect to such Deferred Stock Units until such time as the Deferred Stock Unit Award has vested and the Stock underlying the Deferred Stock Unit Award has been issued.

8.6 Restricted Stock Units. The Committee is authorized to make Awards of Restricted Stock Units to any Eligible Individual selected by the Committee in such amounts and subject to such terms and conditions as determined by the Committee.

At the time of grant, the Committee shall specify the date or dates on which the Restricted Stock Units shall become fully vested and nonforfeitable, and may specify such conditions to vesting as it deems appropriate. The Committee shall specify, or permit the Participant to elect, the conditions and dates upon which the shares of Stock underlying the Restricted Stock Units shall be issued, which dates shall not be earlier than the date as of which the Restricted Stock Units vest and become nonforfeitable and which conditions and dates shall be subject to compliance with Section 409A of the Code. On the distribution dates, the Company shall, subject to Section 9.6(b), transfer to the Participant one unrestricted, fully transferable share of Stock for each Restricted Stock Unit scheduled to be paid out on such date and not previously forfeited.

8.7 Performance Bonus Awards. Any Eligible Individual selected by the Committee may be granted one or more performance-based Awards in the form of a cash bonus (a "Performance Bonus Award") payable upon the attainment of Performance Goals that are established by the Committee and relate to one or more of the Performance Criteria, in each case on a specified date or dates or over any period or periods determined by the Committee.

8.8 Term. Except as otherwise provided herein, the term of any Award of Performance Shares, Performance Stock Units, Dividend Equivalents, Stock Payments, Deferred Stock Units or Restricted Stock Units shall be set by the Committee in its discretion.

8.9 Exercise or Purchase Price. The Committee may establish the exercise or purchase price, if any, of any Award of Performance Shares, Performance Stock Units, Deferred Stock Units, Stock Payments or Restricted Stock Units; provided, however, that such price shall not be less than the par value of a share of Stock on the date of grant, unless otherwise permitted by applicable state law.

8.10 Exercise or Payment upon Termination of Service. An Award of Performance Shares, Performance Stock Units, Dividend Equivalents, Deferred Stock Units, Stock Payments and Restricted Stock Units shall only be exercisable or payable while the Participant is an Employee, Consultant or Director, as applicable; provided, however, that the Committee in its sole and absolute discretion may provide that an Award of Performance Shares, Performance Stock Units, Dividend Equivalents, Stock Payments, Deferred Stock Units or Restricted Stock Units may be exercised or paid subsequent to a Termination of Service, as applicable, or following a Change in Control of the Company, or because of the Participant's retirement, death or disability, or otherwise.

8.11 Form of Payment. Payments with respect to any Awards granted under this Article 8 shall be made in cash, in Stock or a combination of both, as determined by the Committee and set forth in the applicable Award Agreement.

8.12 Award Agreement. All Awards under this Article 8 shall be subject to such additional terms and conditions as determined by the Committee and shall be evidenced by an Award Agreement

ARTICLE 9
Provisions Applicable to Awards

9.1 Stand-Alone and Tandem Awards. Awards granted pursuant to the Plan may, in the discretion of the Committee, be granted either alone, in addition to, or in tandem with, any other Award granted pursuant to the Plan. Awards granted in addition to or in tandem with other Awards may be granted either at the same time as or at a different time from the grant of such other Awards.

9.2 Award Agreement. Awards under the Plan shall be evidenced by Award Agreements that set forth the terms, conditions and limitations for each Award which may include the term of an Award, the provisions applicable in the event the Participant's employment or service terminates, and the Company's authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind an Award.

9.3 Payment. The Committee shall determine the methods by which payments by any Participant with respect to any Awards granted under the Plan may be paid, the form of payment including, without limitation: (i) cash, (ii) shares of Stock (including, in the case of payment of the exercise price of an Award, shares of Stock issuable pursuant to the exercise of the Award) held for such period of time as may be required by the Committee in order to avoid adverse accounting consequences and having a Fair Market Value on the date of delivery equal to the aggregate payments required, or (iii) other property acceptable to the Committee (including through the delivery of a notice that the Participant has placed a market sell order with a broker with respect to shares of Stock then issuable upon exercise or vesting of an Award, and that the broker has been directed to pay a sufficient portion of the net proceeds of the sale to the Company in satisfaction of the aggregate payments required; provided, that payment of such proceeds is then made to the Company upon settlement of such sale). The Committee shall also determine the methods by which shares of Stock shall be delivered or deemed to be delivered to Participants. Notwithstanding any other provision of the Plan to the contrary, no Participant who is a Director or an "executive officer" of the Company within the meaning of Section 13(k) of the Exchange Act shall be permitted to pay the exercise price of an Option with a loan from the Company or a loan arranged by the Company in violation of Section 13(k) of the Exchange Act.

9.4 Limits on Transfer.

(a) Except as otherwise provided in Section 9.4(b):

(i) No Award under the Plan may be sold, pledged, assigned or transferred in any manner other than by will or the laws of descent and distribution or, subject to the consent of the Committee, pursuant to a DRO, unless and until such Award has been exercised, or the shares underlying such Award have been issued, and all restrictions applicable to such shares have lapsed;

(ii) No Award or interest or right therein shall be liable for the debts, contracts or engagements of the Participant or his successors in interest or shall be subject to disposition by transfer, alienation, anticipation, pledge, hypothecation, encumbrance, assignment or any other means whether such disposition be voluntary or involuntary or by operation of law by judgment, levy, attachment, garnishment or any other legal or equitable proceedings (including bankruptcy), and any attempted disposition thereof shall be null and void and of no effect, except to the extent that such disposition is permitted by the preceding sentence; and

(iii) During the lifetime of the Participant, only the Participant may exercise an Award (or any portion thereof) granted to him under the Plan, unless it has been disposed of pursuant to a DRO; after the death of the Participant, any exercisable portion of an Award may, prior to the time when such portion becomes unexercisable under the Plan or the applicable Award Agreement, be exercised by his personal representative or by any person empowered to do so under the deceased Participant's will or under the then applicable laws of descent and distribution.

(b) Notwithstanding Section 9.4(a), the Committee, in its sole discretion, may determine to permit a Participant to transfer an Award other than an Incentive Stock Option to any one or more Permitted Transferees (as defined below), subject to the following terms and conditions: (i) an Award transferred to a Permitted Transferee shall not be assignable or transferable by the Permitted Transferee other than by will or the laws of descent and distribution; (ii) an Award transferred to a Permitted Transferee shall continue to be subject to all the terms and conditions of the Award as applicable to the original Participant (other than the ability to further transfer the Award); and (iii) the Participant and the Permitted Transferee shall execute any and all documents requested by the Committee, including, without limitation documents to (A) confirm the status of the transferee as a Permitted Transferee, (B) satisfy any requirements for an exemption for the transfer under applicable federal, state and foreign securities laws and (C) evidence the transfer. For purposes of this Section 9.4(b), "Permitted Transferee" shall mean, with respect to a Participant, any "family member" of the Participant, as defined under the instructions to the Form S-8 Registration Statement under the Securities Act, or any other transferee specifically approved by the Committee after taking into account any state, federal, local or foreign tax and securities laws applicable to transferable Awards.

9.5 Beneficiaries. Notwithstanding Section 9.4, if provided in the applicable Award Agreement, a Participant may, in the manner determined by the Committee, designate a beneficiary to exercise the rights of the Participant and to receive any distribution with respect to any Award upon the Participant's death. A beneficiary, legal guardian, legal representative, or other person claiming any rights pursuant to the Plan is subject to all terms and conditions of the Plan and any Award Agreement applicable to the Participant, except to the extent the Plan and Award Agreement otherwise provide, and to any additional restrictions deemed necessary or appropriate by the Committee. If the Participant is married and resides in a community property state, a designation of a person other than the Participant's spouse as his or her beneficiary with respect to more than 50% of the Participant's interest in the Award shall not be effective without the prior written consent of the Participant's spouse. If no beneficiary designation is provided in the applicable Award Agreement or if no beneficiary has been designated or survives the Participant (or if a beneficiary designation is not enforceable and/or valid under the inheritance and other laws in the Participant's country, as determined by the Committee in its sole discretion), payment shall be made to the person entitled thereto pursuant to the Participant's will or the laws of descent and distribution. Subject to the foregoing, a beneficiary designation may be changed or revoked by a Participant at any time provided the change or revocation is filed with the Committee.

9.6 Stock Certificates; Book Entry Procedures.

(a) Notwithstanding anything herein to the contrary, the Company shall not be required to issue or deliver any certificates or make any book entries evidencing shares of Stock pursuant to the exercise of any Award, unless and until the Board has determined, with advice of counsel, that the issuance and delivery of such shares is in compliance with all applicable laws, regulations of governmental authorities and, if applicable, the requirements of any exchange on which the shares of Stock are listed or traded. All Stock certificates delivered pursuant to the Plan are subject to any stop-transfer orders and other restrictions as the Committee deems necessary or advisable to comply with federal, state, or foreign jurisdiction, securities or other laws, rules and regulations and the rules of any national securities exchange or automated quotation system on which the Stock is listed, quoted, or traded. The Committee may place legends on any Stock certificate to reference restrictions applicable to the Stock. In addition to the terms and conditions provided herein, the Board may require that a Participant make such reasonable covenants, agreements, and representations as the Board, in its discretion, deems advisable in order to comply with any such laws, regulations, or requirements. The Committee shall have the right to require any Participant to comply with any timing or other restrictions with respect to the settlement or exercise of any Award, including a window-period limitation, as may be imposed in the discretion of the Committee.

(b) Notwithstanding any other provision of the Plan, unless otherwise determined by the Committee or required by any applicable law, rule or regulation, the Company shall not deliver to any Participant certificates evidencing shares of Stock issued in connection with any Award and instead such shares of Stock shall be recorded in the books of the Company (or, as applicable, its transfer agent or stock plan administrator).

9.7 Paperless Administration. In the event that the Company establishes, for itself or using the services of a third party, an automated system for the documentation, granting or exercise of Awards, such as a system using an internet website or interactive voice response, then the paperless documentation, granting or exercise of Awards by a Participant may be permitted through the use of such an automated system.

9.8 Prohibition on Repricing. Subject to Section 11.1, the Committee shall not, without the approval of the stockholders of the Company, authorize the amendment of any outstanding Award to reduce its price per share. Furthermore, subject to Section 12.1, no Award shall be canceled and replaced or substituted for with the grant of an Award having a lesser price per share without the further approval of stockholders of the Company. Subject to Section 11.1, the Committee shall have the authority, without the approval of the stockholders of the Company, to amend any outstanding award to increase the price per share or to cancel and replace or substitute for an Award with the grant of an Award having a price per share that is greater than or equal to the price per share of the original Award. Subject to Section 11.1, absent the approval of the stockholders of the Company, the Committee shall not offer to buyout for a payment in cash, an Option or Stock Appreciation Right previously granted when the per share exercise price exceeds the Fair Market Value of the underlying share of stock.

9.9 Award Vesting Limitations. Notwithstanding any other provision of the Plan to the contrary, but subject to Sections 6.2, 11.1, 11.2 and 12.3(d) of the Plan, effective as of the 2018 annual meeting of the Company's stockholders (the "2018 Annual Meeting"), no portion of Awards granted under the Plan shall vest before the one-year anniversary of the date of grant; provided, however, that, notwithstanding the foregoing, Awards that result in the issuance to one or more Participants of an aggregate of up to 5% of the shares of Stock which may be issued or transferred under the Plan may be granted without regard to such minimum vesting provisions. Nothing in this Section 9.9 shall preclude the Board or the Committee from taking action, in its sole discretion, to accelerate the vesting of any Award in connection with or following a Change in Control.

9.10 Dividends on Unvested Awards. To the extent shares of Stock subject to an Award are subject to vesting conditions, any dividends related to such unvested shares of Stock shall be subject to the same vesting conditions.

ARTICLE 10
Independent Director Awards

10.1 The Board may grant Awards to Independent Directors, subject to the limitations of the Plan, pursuant to a written non-discretionary formula established by the Committee, or any successor committee thereto carrying out its responsibilities on the date of grant of any such Award (the "Independent Director Equity Compensation Policy"). The Independent Director Equity Compensation Policy shall set forth the type of Award(s) to be granted to Independent Directors, the number of shares of Stock to be subject to Independent Director Awards, the conditions on which such Awards shall be granted, become exercisable and/or payable and expire, and such other terms and conditions as the Committee (or such other successor committee as described above) shall determine in its discretion, except that any Assumed Spin-Off Awards shall be subject to the terms as in existence as of the completion of the Spin-Off.

10.2 Notwithstanding any other provision of the Plan to the contrary, the aggregate grant date fair value of shares of Stock that may be granted during any fiscal year of the Company to any Non-Employee Director or Independent Director shall not exceed $600,000; provided, however, that (i) the limit set forth in this sentence shall be multiplied by two in the fiscal year in which a Non-Employee Director or Independent Director commences service on the Board, and (ii) the limit set forth in this sentence shall not apply to awards made pursuant to a Non-Employee Director's or Independent Director's election to receive an Award in lieu of all or a portion of a cash retainer for service on the Board or any committee thereunder or pursuant to conversion of an eBay Inc. award to a Company award.

ARTICLE 11
Changes in Capital Structure

11.1 Adjustments.

(a) In the event of any stock dividend, stock split, combination or exchange of shares, merger, consolidation or other distribution (other than normal cash dividends) of Company assets to stockholders, or any other change affecting the shares of Stock or the share price of the Stock other than an Equity Restructuring, the Committee shall make such equitable adjustments, if any, as the Committee in its discretion may deem appropriate to reflect such change with respect to (i) the aggregate number and kind of shares that may be issued under the Plan (including, but not limited to, adjustments of the limitations in Sections 3.1 and 3.3); (ii) the number and kind of shares (or other securities or property) subject to outstanding Awards; (iii) the terms and conditions of any outstanding Awards (including, without limitation, any applicable performance targets or criteria with respect thereto); and (iv) the grant or exercise price per share for any outstanding Awards under the Plan.

(b) In the event of any transaction or event described in Section 11.1 or any unusual or nonrecurring transactions or events affecting the Company, any affiliate of the Company, or the financial statements of the Company or any of its affiliates, or of changes in applicable laws, regulations or accounting principles, the Committee, in its sole and absolute discretion, and on such terms and conditions as it deems appropriate, either by the terms of the Award or by action taken prior to the occurrence of such transaction or event and either automatically or upon the Participant's request, is hereby authorized to take any one or more of the following actions whenever the Committee determines that such action is appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan or with respect to any Award under the Plan, to facilitate such transactions or events or to give effect to such changes in laws, regulations or principles:

(i) To provide for either (A) termination of any such Award in exchange for an amount of cash, if any, equal to the amount that would have been attained upon the exercise of such Award or realization of the Participant's rights (and, for the avoidance of doubt, if as of the date of the occurrence of the transaction or event described in this Section 11.1 the Committee determines in good faith that no amount would have been attained upon the exercise of such Award or realization of the Participant's rights, then such Award may be terminated by the Company without payment) or (B) the replacement of such Award with other rights or property selected by the Committee in its sole discretion;

(ii) To provide that such Award be assumed by the successor or survivor corporation, or a parent or subsidiary thereof, or shall be substituted for by similar options, rights or awards covering the stock of the successor or survivor corporation, or a parent or subsidiary thereof, with appropriate adjustments as to the number and kind of shares and prices;

(iii) To make adjustments in the number and type of shares of Stock (or other securities or property) subject to outstanding Awards, and in the number and kind of outstanding Restricted Stock or Deferred Stock Units and/or in the terms and conditions of (including the grant or exercise price), and the criteria included in, outstanding options, rights and awards and options, rights and awards which may be granted in the future;

(iv) To provide that such Award shall be exercisable or payable or fully vested with respect to all shares covered thereby, notwithstanding anything to the contrary in the Plan or the applicable Award Agreement; and

(v) To provide that the Award cannot vest, be exercised or become payable after such event.

(c) In connection with the occurrence of any Equity Restructuring, and notwithstanding anything to the contrary in Sections 11.1(a) and 11.1(b):

(i) The number and type of securities subject to each outstanding Award and the exercise price or grant price thereof, if applicable, will be equitably adjusted. The adjustments provided under this Section 11.1(c)(i) shall be nondiscretionary and shall be final and binding on the affected Participant and the Company.

(ii) The Committee shall make such equitable adjustments, if any, as the Committee in its discretion may deem appropriate to reflect such Equity Restructuring with respect to the aggregate number and kind of shares that may be issued under the Plan (including, but not limited to, adjustments of the limitations in Sections 3.1 and 3.3).

(iii) To the extent that such equitable adjustments result in tax consequences to the Participant, the Participant shall be responsible for payment of such taxes and shall not be compensated for such payments by the Company or its Subsidiaries.

(d) The existence of the Plan, the Award Agreement and the Awards granted hereunder shall not affect or restrict in any way the right or power of the Company or the stockholders of the Company to make or authorize any adjustment, recapitalization, reorganization or other change in the Company's capital structure or its business, any merger or consolidation of the Company, any issue of stock or of options, warrants or rights to purchase stock or of bonds, debentures, preferred or prior preference stocks whose rights are superior to or affect the Stock or the rights thereof or which are convertible into or exchangeable for Stock, or the dissolution or liquidation of the Company, or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar character or otherwise.

11.2 Acceleration Upon a Change in Control.

(a) Notwithstanding Section 11.1, subject to Section 11.2(b) below, and except as may otherwise be provided in any applicable Award Agreement or other written agreement entered into between the Company and a Participant, if a Change in Control occurs and a Participant's Awards are not converted, assumed, or replaced by a successor entity, then immediately prior to the Change in Control such Awards shall become fully exercisable and all forfeiture restrictions on such Awards shall lapse. Upon, or in anticipation of, a Change in Control, the Committee may cause any and all Awards outstanding hereunder to terminate at a specific time in the future, including but not limited to the date of such Change in Control, and shall give each Participant the right to exercise such Awards during a period of time as the Committee, in its sole and absolute discretion, shall determine. In the event that the terms of any agreement between the Company or any Company subsidiary or affiliate and a Participant contains provisions that conflict with and are more restrictive than the provisions of this Section 11.2, this Section 11.2 shall prevail and control and the more restrictive terms of such agreement (and only such terms) shall be of no force or effect. Further, to the extent that there are tax consequences to the Participant as a result of the acceleration or lapsing of forfeiture restriction upon a Change in Control, the Participant shall be responsible for payment of such taxes and shall not be compensated for such payment by the Company or its Subsidiaries.

(b) Except as may otherwise be provided in any applicable Award Agreement or other written agreement entered into between the Company and a Participant, if a Change in Control occurs during the Performance Period with respect to an outstanding Award that vests based on Performance Goal(s) or other performance-based objectives, the Performance Period of such Award shall end as of the date of the Change in Control and the Performance Goal(s) or other performance-based objectives shall be deemed to have been satisfied at the actual level of performance as of the date of the Change in Control, as determined by the Committee, as constituted immediately prior to the Change in Control, without proration, and such Award, to the extent deemed earned by the Committee, shall continue to be subject to time-based vesting following the Change in Control in accordance with the original vesting schedule; provided, however, that if the Awards are not converted, assumed, or replaced by a successor entity, then immediately prior to the Change in Control such Awards shall become fully vested pursuant to Section 12.2(a) above.

11.3 No Other Rights. Except as expressly provided in the Plan, no Participant shall have any rights by reason of any subdivision or consolidation of shares of stock of any class, the payment of any dividend, any increase or decrease in the number of shares of stock of any class or any dissolution, liquidation, merger, or consolidation of the Company or any other corporation. Except as expressly provided in the Plan or pursuant to action of the Committee under the Plan, no issuance by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number of shares of Stock subject to an Award or the grant or exercise price of any Award.


ARTICLE 12
Administration


12.1 Committee. Except as otherwise provided herein, the Plan shall be administered by a committee consisting of two or more members of the Board (the "Committee"). Unless otherwise determined by the Board, the Committee shall consist solely of two or more members of the Board each of whom is a Non-Employee Director and an "independent director" under the rules of the Nasdaq Stock Market (or other principal securities market on which shares of Stock are traded); provided, that any action taken by the Committee shall be valid and effective, whether or not members of the Committee at the time of such action are later determined not to have satisfied the requirements for membership set forth in this Section 12.1 or otherwise provided in any charter of the Committee. Notwithstanding the foregoing: (a) the full Board, acting by a majority of its members in office, shall conduct the general administration of the Plan with respect to all Awards granted to Independent Directors and for purposes of such Awards the term "Committee" as used in this Plan shall be deemed to refer to the Board and (b) the Committee may delegate its authority hereunder to the extent permitted by Section 12.5. In its sole discretion, the Board may at any time and from time to time exercise any and all rights and duties of the Committee under the Plan except with respect to matters which under Rule 16b-3 under the Exchange Act, or any regulations or rules issued thereunder, are required to be determined in the sole discretion of the Committee. Except as may otherwise be provided in any charter of the Committee, appointment of Committee members shall be effective upon acceptance of appointment; Committee members may resign at any time by delivering written notice to the Board; and vacancies in the Committee may only be filled by the Board.

12.2 Action by the Committee. Unless otherwise established by the Board or in any charter of the Committee, a majority of the Committee shall constitute a quorum and the acts of a majority of the members present at any meeting at which a quorum is present, and acts approved in writing by a majority of the Committee in lieu of a meeting, shall be deemed the acts of the Committee. Each member of the Committee is entitled to, in good faith, rely or act upon any report or other information furnished to that member by any officer or other employee of the Company or any Subsidiary, the Company's independent certified public accountants, or any executive compensation consultant or other professional retained by the Company to assist in the administration of the Plan.

12.3 Authority of Committee. Subject to any specific designation in the Plan, the Committee has the exclusive power, authority and discretion to:

(a) Designate Participants to receive Awards;

(b) Determine the type or types of Awards to be granted to each Participant;

(c) Determine the number of Awards to be granted and the number of shares of Stock to which an Award will relate;

(d) Determine the terms and conditions of any Award granted pursuant to the Plan, including, but not limited to, the exercise price, grant price, or purchase price, any restrictions or limitations on the Award, any schedule for vesting, lapse of forfeiture restrictions or restrictions on the exercisability of an Award, and accelerations or waivers thereof, any provisions related to non-competition and recapture of gain on an Award, based in each case on such considerations as the Committee in its sole discretion determines; provided, however, that, except as provided in Article 11 of the Plan, the Committee shall not have the authority to accelerate the vesting or waive the forfeiture of any performance-based Awards;

(e) Determine whether, to what extent, and pursuant to what circumstances an Award may be settled in, or the exercise price of an Award may be paid in, cash, Stock, other Awards, or other property, or an Award may be canceled, forfeited, or surrendered;

(f) Prescribe the form of each Award Agreement, which need not be identical for each Participant;

(g) Decide all other matters that must be determined in connection with an Award;

(h) Establish, adopt, or revise any rules and regulations as it may deem necessary or advisable to administer the Plan, including adopting sub-plans to the Plan or special terms for Award Agreements, for the purposes of complying with non-U.S. laws and/or taking advantage of tax favorable treatment for Awards granted to Participants outside the United States (as further set forth in Section 4.2 of the Plan) as it may deem necessary or advisable to administer the Plan;

(i) Interpret the terms of, and any matter arising pursuant to, the Plan or any Award Agreement; and

(j) Make all other decisions and determinations that may be required pursuant to the Plan or as the Committee deems necessary or advisable to administer the Plan.

12.4 Decisions Binding. The Committee's interpretation of the Plan, any Awards granted pursuant to the Plan, any Award Agreement and all decisions and determinations by the Committee with respect to the Plan are final, binding, and conclusive on all parties.

12.5 Delegation of Authority. To the extent permitted by applicable law, the Board or the Committee may from time to time delegate to a committee of one or more members of the Board or one or more officers of the Company the authority to grant or amend Awards to Participants or to exercise any of the power, authority and discretion granted to the Committee pursuant to Section 12.3; provided, that (i) the Committee shall have the sole authority with respect to Awards granted to or held by Employees who are subject to Section 16 of the Exchange Act and (ii) officers of the Company (or Directors) to whom authority has been delegated hereunder shall not be delegated such authority with respect to Awards granted to or held by such officers (or Directors). Any delegation hereunder shall be subject to the restrictions and limits that the Board or the Committee specifies at the time of such delegation, and the Board or the Committee may at any time rescind the authority so delegated or appoint a new delegatee. At all times, the delegatee appointed under this Section 12.5 shall serve in such capacity at the pleasure of the Board or the Committee.

ARTICLE 13
Effective and Expiration Date

13.1 Effective Date. The effective date of this Plan is the date the Plan (as it may be amended and/or restated from time to time) is last approved by the Company's stockholders (the "Effective Date"). Each award granted under the Plan or subject to a written binding contract on or before November 2, 2017 shall be subject to the Plan as in effect as of the date on which such award was granted, and it is intended that each such award continue to be subject to Section 162(m) of the Code as in effect prior to the enactment of the Tax Cuts and Jobs Act.

13.2 Expiration Date. The Plan will expire on, and no Award may be granted pursuant to the Plan after the tenth anniversary of the Effective Date, except that no Incentive Stock Options may be granted under the Plan after the earlier of the tenth anniversary of (a) the date the Plan is approved by the Board or (b) the Effective Date. Any Awards that are outstanding on the tenth anniversary of the Effective Date shall remain in force according to the terms of the Plan and the applicable Award Agreement.

ARTICLE 14
Amendment, Modification, and Termination

14.1 Amendment, Modification, and Termination. Subject to Section 15.16, with the approval of the Board, at any time and from time to time, the Committee may terminate, amend or modify the Plan; provided, however, that (a) to the extent necessary and desirable to comply with any applicable law, regulation, or stock exchange rule, the Company shall obtain stockholder approval of any Plan amendment in such a manner and to such a degree as required, and (b) stockholder approval shall be required for any amendment to the Plan that (i) increases the number of shares available under the Plan (other than any adjustment as provided by Article 12), (ii) permits the Committee to grant Options with an exercise price that is below Fair Market Value on the date of grant, (iii) permits the Committee to extend the exercise period for an Option beyond ten years from the date of grant or (iv) amends Section 9.8 of the Plan.

14.2 Awards Previously Granted. Except with respect to amendments made pursuant to Section 15.16, no termination, amendment, or modification of the Plan shall adversely affect in any material way any Award previously granted pursuant to the Plan without the prior written consent of the Participant.

ARTICLE 15
General Provisions

15.1 No Rights to Awards. No Eligible Individual or other person shall have any claim to be granted any Award pursuant to the Plan, and neither the Company nor the Committee is obligated to treat Eligible Individuals, Participants or any other persons uniformly.

15.2 No Stockholders Rights. Except as otherwise provided herein, a Participant shall have none of the rights of a stockholder with respect to shares of Stock covered by any Award until the Participant becomes the record owner of such shares of Stock.

15.3 Withholding. The Company or any Subsidiary shall have the authority and the right to deduct or withhold (by any means set forth herein or in an Award Agreement), or require a Participant to remit to the Company or a Subsidiary, an amount sufficient to satisfy federal, state, local and foreign income tax, social insurance, payroll tax, fringe benefits tax, payment on account or other tax-related items related to participation in the Plan and legally applicable to Participant and required by law to be withheld (including any amount deemed by the Company or the Participant's employer, in its discretion, to be an appropriate charge to the Participant even if legally applicable to the Company or the Participant's employer). The Committee may, in its discretion and in satisfaction of the foregoing requirement, allow a Participant to elect to have the Company withhold shares of Stock otherwise issuable under an Award (or allow the return of shares of Stock) having a Fair Market Value equal to the sums required to be withheld. Notwithstanding any other provision of the Plan, the number of shares of Stock which may be withheld with respect to the issuance, vesting, exercise or payment of any Award (or which may be repurchased from the Participant of such Award within six months (or such other period as may be determined by the Committee) after such shares of Stock were acquired by the Participant from the Company) in order to satisfy the Participant's federal, state, local and foreign income and payroll tax liabilities with respect to the issuance, vesting, exercise or payment of the Award (as described above) shall be limited to the number of shares which have a Fair Market Value on the date of withholding or repurchase equal to the aggregate amount of such liabilities based on the minimum statutory withholding amounts or other applicable withholding rates to the extent that the withholding or repurchase of shares in excess of such minimum statutory amount would result in adverse accounting consequences to the Company.

15.4 No Right to Employment or Services. Nothing in the Plan or any Award Agreement shall interfere with or limit in any way the right of the Company or any Subsidiary to terminate any Participant's employment or services at any time, nor confer upon any Participant any right to continue in the employ or service of the Company or any Subsidiary.

15.5 Unfunded Status of Awards. The Plan is intended to be an "unfunded" plan for incentive compensation. With respect to any payments not yet made to a Participant pursuant to an Award, nothing contained in the Plan or any Award Agreement shall give the Participant any rights that are greater than those of a general creditor of the Company or any Subsidiary.

15.6 Assumed Spin-Off Awards. Notwithstanding anything in this Plan to the contrary, each Assumed Spin-Off Award shall be subject to the terms and conditions of the equity compensation plan and award agreement to which such Award was subject immediately prior to the Spin-Off, subject to the adjustment of such Award by the Compensation Committee of eBay Inc. and the terms of the Employee Matters Agreement, dated as of July 17, 2015, between the Company and eBay Inc. entered into in connection with the Spin-Off; provided, that following July 17, 2015, each such Award shall relate solely to shares of Stock and be administered by the Committee in accordance with the administrative procedures in effect under this Plan.

15.7 Indemnification. To the extent allowable pursuant to applicable law, each member of the Committee or of the Board and each person to whom the Committee delegates its authority under Section 12.5 shall be indemnified and held harmless by the Company from any loss, cost, liability, or expense that may be imposed upon or reasonably incurred by such member in connection with or resulting from any claim, action, suit, or proceeding to which he or she may be a party or in which he or she may be involved by reason of any action or failure to act pursuant to the Plan and against and from any and all amounts paid by him or her in satisfaction of judgment in such action, suit, or proceeding against him or her; provided he or she gives the Company an opportunity, at its own expense, to handle and defend the same before he or she undertakes to handle and defend it on his or her own behalf. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such persons may be entitled pursuant to the Company's Certificate of Incorporation or Bylaws, as a matter of law, or otherwise, or any power that the Company may have to indemnify them or hold them harmless.

15.8 Relationship to Benefits. No payment pursuant to the Plan shall be taken into account in determining any benefits pursuant to any severance, resignation, termination, redundancy, end of service payments, long-term service awards, pension, retirement, savings, profit sharing, group insurance, welfare or benefit plan of the Company or any Subsidiary except to the extent otherwise expressly provided in writing in such other plan or an agreement thereunder.

15.9 Effect of Plan upon Compensation Plans. The adoption of the Plan shall not affect any compensation or incentive plans in effect for the Company or any Subsidiary. Nothing in the Plan shall be construed to limit the right of the Company or any Subsidiary: (a) to establish any forms of incentives or compensation for Employees, Directors or Consultants of the Company or any Subsidiary, or (b) to grant or assume options or other rights or awards otherwise than under the Plan in connection with any proper corporate purpose including, without limitation, the grant or assumption of options in connection with the acquisition by purchase, lease, merger, consolidation or otherwise, of the business, stock or assets of any corporation, partnership, limited liability company, firm or association.

15.10 Awards Subject to Clawback. The Awards and any cash payment or shares of Stock delivered pursuant to an Award are subject to forfeiture, recovery by the Company or other action pursuant to the applicable Award Agreement or any clawback or recoupment policy which the Company may adopt from time to time, including without limitation any such policy which the Company may be required to adopt under the Dodd-Frank Wall Street Reform and Consumer Protection Act and implementing rules and regulations thereunder, or as otherwise required by law.

15.11 Expenses. The expenses of administering the Plan shall be borne by the Company and its Subsidiaries.

15.12 Titles and Headings. The titles and headings of the Sections in the Plan are for convenience of reference only and, in the event of any conflict, the text of the Plan, rather than such titles or headings, shall control.

15.13 Fractional Shares. No fractional shares of Stock shall be issued and the Committee shall determine, in its discretion, whether cash shall be given in lieu of fractional shares or whether such fractional shares shall be eliminated by rounding up or down as appropriate.

15.14 Limitations Applicable to Section 16 Persons. Notwithstanding any other provision of the Plan, the Plan, and any Award granted or awarded to any Participant who is then subject to Section 16 of the Exchange Act, shall be subject to any additional limitations set forth in any applicable exemptive rule under Section 16 of the Exchange Act (including any amendment to Rule 16b-3 under the Exchange Act) that are requirements for the application of such exemptive rule. To the extent permitted by applicable law, the Plan and Awards granted or awarded hereunder shall be deemed amended to the extent necessary to conform to such applicable exemptive rule.

15.15 Compliance with Laws. The Plan, the granting and vesting of Awards under the Plan and the issuance and delivery of shares of Stock and the payment of money under the Plan or under Awards granted or awarded hereunder are subject to compliance with all applicable federal, state, local and foreign laws, rules and regulations (including but not limited to state, federal and foreign securities law and margin requirements) and to such approvals by any listing, regulatory or governmental authority as may, in the opinion of counsel for the Company, be necessary or advisable in connection therewith. The Company shall have no obligation to issue or deliver shares of Stock prior to obtaining any approvals from listing, regulatory or governmental authority that the Company determines are necessary or advisable. Any securities delivered under the Plan shall be subject to such restrictions, and the person acquiring such securities shall, if requested by the Company, provide such assurances and representations to the Company as the Company may deem necessary or desirable to assure compliance with all applicable legal requirements. The Company shall be under no obligation to register pursuant to the Securities Act, any of the shares of Stock paid pursuant to the Plan. To the extent permitted by applicable law, the Plan and Awards granted or awarded hereunder shall be deemed amended to the extent necessary to conform to such laws, rules and regulations.

15.16 Governing Law. The Plan and all Award Agreements shall be construed in accordance with and governed by the laws of the State of Delaware, without regard to the principles of conflict of laws of that State.

15.17 Section 409A. To the extent that the Committee determines that any Award granted under the Plan is subject to Section 409A of the Code, the Award Agreement evidencing such Award shall incorporate the terms and conditions required by Section 409A of the Code. To the extent applicable, the Plan and Award Agreements shall be interpreted in accordance with Section 409A of the Code and Department of Treasury regulations and other interpretive guidance issued thereunder, including without limitation any such regulations or other guidance that may be issued after the Effective Date. Notwithstanding any provision of the Plan to the contrary, in the event that the Committee determines that any Award may be subject to Section 409A of the Code and related Department of Treasury guidance (including such Department of Treasury guidance as may be issued after the Effective Date), the Committee may adopt such amendments to the Plan and the applicable Award Agreement or adopt other policies and procedures (including amendments, policies and procedures with retroactive effect), or take any other actions, that the Committee determines are necessary or appropriate to (a) exempt the Award from Section 409A of the Code and/or preserve the intended tax treatment of the benefits provided with respect to the Award, or (b) comply with the requirements of Section 409A of the Code and related Department of Treasury guidance and thereby avoid the application of any penalty taxes under such Section.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2023.

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from_____ to_____.

Commission file number 001-36859

PAYPAL HOLDINGS, INC.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	**47-2989869**
(State or Other Jurisdiction of Incorporation or Organization)	*(I.R.S. Employer Identification No.)*
2211 North First Street San Jose, California	**95131**
(Address of Principal Executive Offices)	*(Zip Code)*

(408) 967-1000
(Registrant's telephone number, including area code)

SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, $0.0001 par value per share	PYPL	NASDAQ Global Select Market

SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

None

Indicate by check mark	YES	NO
• if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.	☑	☐
• if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act.	☐	☑
• whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.	☑	☐
• whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).	☑	☐
• whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.		

Large Accelerated Filer ☑ Accelerated Filer ☐ Non-accelerated Filer ☐ Smaller reporting company ☐ Emerging growth company ☐

• If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.	☐	
• whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.	☑	
• If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.	☑	
• whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b).	☐	
• whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).	☐	☑

As of June 30, 2023, the aggregate market value of the registrant's common stock held by non-affiliates of the registrant was approximately $73.4 billion based on the closing sale price as reported on the NASDAQ Global Select Market.

As of February 1, 2024, there were 1,071,741,864 shares of common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement for its 2024 Annual Meeting of Stockholders are incorporated herein by reference in Part III of this Annual Report on Form 10-K to the extent stated herein. Such proxy statement will be filed with the Securities and Exchange Commission within 120 days of the registrant's fiscal year ended December 31, 2023.

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Table of Contents

Trademarks, Trade Names and Service Marks

PayPal owns or has rights to use the trademarks, service marks, and trade names that it uses in conjunction with the operation of its business. Some of the more important trademarks that PayPal owns or has rights to use that appear in this Annual Report on Form 10-K include: PayPal®, PayPal Credit®, Braintree, Venmo, Xoom, Zettle, Hyperwallet, Honey, and Paidy, which may be registered or trademarked in the United States and other jurisdictions. PayPal's rights to some of these trademarks may be limited to select markets. This report may contain additional trade names and trademarks of other companies. The use or display of other companies' trade names or trademarks does not imply our endorsement or sponsorship of, or a relationship with these companies.

Part I

Forward-looking Statements

This Annual Report on Form 10-K ("Form 10-K") contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including statements that involve expectations, plans or intentions (such as those relating to future business, future results of operations or financial condition, new or planned features or services, mergers or acquisitions, or management strategies). These forward-looking statements can be identified by words such as "may," "will," "would," "should," "could," "expect," "anticipate," "believe," "estimate," "intend," "continue," "strategy," "future," "opportunity," "plan," "project," "forecast," and other similar expressions. These forward-looking statements involve risks and uncertainties that could cause our actual results and financial condition to differ materially from those expressed or implied in our forward-looking statements. Such risks and uncertainties include, among others, those discussed in "Item 1A. Risk Factors" of this Form 10-K, as well as in our consolidated financial statements, related notes, and the other information appearing in this report and our other filings with the Securities and Exchange Commission ("SEC"). We do not intend, and undertake no obligation except as required by law, to update any of our forward-looking statements after the date of this report to reflect actual results, new information, or future events or circumstances. Given these risks and uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. You should read the information in this report in conjunction with the audited consolidated financial statements and the related notes that appear in this report.

Item 1. Business

Overview

PayPal Holdings, Inc. was incorporated in Delaware in January 2015 and is a leading technology platform that enables digital payments and simplifies commerce experiences on behalf of merchants and consumers worldwide. PayPal is committed to democratizing financial services to help improve the financial health of individuals and to increase economic opportunity for entrepreneurs and businesses of all sizes around the world. Our goal is to enable our merchants and consumers to manage and move their money anywhere in the world in the markets we serve, anytime, on any platform, and using any device when sending payments or getting paid, including person-to-person ("P2P") payments. We believe that effective management of non-financial risks and opportunities, including environmental, social, and governance ("ESG") topics, helps to create value for our stakeholders and deliver on our mission and strategy. We also believe that our core values help stimulate the creativity and engagement of our global workforce to deliver products and services designed to meet the diverse needs of our customers. Unless otherwise expressly stated or the context otherwise requires, references to "we," "our," "us," "the Company," or "PayPal" refer to PayPal Holdings, Inc. and its consolidated subsidiaries.

PayPal's Payment Solutions

Merchants integrate with PayPal to manage their business

Consumers use PayPal for financial products and services and shopping tools

Checkout
- PayPal
- venmo
- Pay Later
- PayPal CREDIT
- paidy

Processing
- PayPal
- PayPal Braintree

Digital Wallets
Consumer Financial Services
- Credit Cards and Debit Cards
- Credit
- Crypto
- Giving
- P2P
- Savings

Shopping and Rewards
- Deals
- Loyalty
- Rewards

Merchant Services
- Fraud Protection and Risk Management
- Omnichannel and Point-of-Sale Solutions
- Payouts

Powering **25.0B** global transactions and connecting **426M** active accounts

PayPal's payment solutions enable our customers to connect, transact, and send and receive payments, whether they are online or in person. We provide proprietary payment solutions accepted by merchants that enable the completion of payments on our platform on behalf of our customers. We operate a global, two-sided network at scale that connects merchants and consumers with 426 million active accounts (consisting of 391 million consumer active accounts and 35 million merchant active accounts) across approximately 200 markets as of December 31, 2023.

We offer our customers the flexibility to use their PayPal or Venmo accounts to send and receive payments for goods and services, as well as the ability to transfer and withdraw funds. We enable consumers to exchange funds more safely with merchants using a variety of funding sources, which may include a bank account, a PayPal or Venmo account balance, PayPal and Venmo branded credit products including our installment products, a credit card, a debit card, certain cryptocurrencies, or other stored value products such as gift cards, and eligible rewards. Our PayPal and Venmo products also make it safer and simpler for friends and family to transfer funds to each other. We offer merchants an end-to-end payments solution that provides authorization and settlement capabilities, as well as instant access to funds and payouts. We help merchants connect with their customers, and offer tools and insights to help increase sales, power omnichannel experiences, and manage risk. We also help reduce the friction typically involved in cross-border commerce by offering consumers a simple payment experience and by enabling merchants to extend their reach to consumers in the global markets in which our services are available.

We earn revenues primarily by charging fees for completing payment transactions for our customers and other payment-related services, which are typically based on the volume of activity processed on our payments platform. We also generate revenue from customers for currency conversion, for instant transfers from their PayPal or Venmo account to their bank account or debit card, and to facilitate the purchase and sale of cryptocurrencies; however, we generally do not charge customers to fund or draw from their accounts. We also earn revenue by providing other value-added services, which primarily comprise revenue earned through partnerships, interest and fees from our merchant and consumer credit products, interest earned on certain assets underlying customer balances, referral fees, subscription fees, and gateway services.

Key Performance Metrics


2023 Key Performance Metrics
Growing Payment Volume:
$1.53 Trillion of Total Payment Volume
13% from 2022
Increasing Activity:
25.0 Billion Payment Transactions
12% from 2022
Focusing on Engaged Accounts:
Active Accounts of 426 Million
2% from 2022

We measure the scale of our platform and the relevance of our products and services to our customers through certain metrics, including total payment volume, payment transactions, and active accounts:

Total payment volume ("TPV") is the value of payments, net of payment reversals, successfully completed on our payments platform or enabled by PayPal via a partner payment solution, not including gateway-exclusive transactions.

Number of payment transactions are the total number of payments, net of payment reversals, successfully completed on our payments platform or enabled by PayPal via a partner payment solution, not including gateway-exclusive transactions.

An *active account* is an account registered directly with PayPal or a platform access partner that has completed a transaction on our platform, not including gateway-exclusive transactions, within the past 12 months. A platform access partner is a third party whose customers are provided access to PayPal's platform or services through such third-party's login credentials, including individuals and entities that utilize Hyperwallet's payout capabilities. A user may register on our platform to access different products and may register more than one account to access a product. Accordingly, a user may have more than one active account. The number of active accounts provides management with additional perspective on the overall scale of our platform, but may not have a direct relationship to our operating results.

Our Strengths

Our business is built on a strong foundation designed to drive growth and differentiate us from our competitors. A critical element of our overall growth strategy involves increasing the engagement of our active accounts, which we expect will contribute to growth in payment transactions, total payment volume, and net revenues. We believe that our competitive strengths include the following:

- *Two-sided network*—our payments platform connecting merchants and consumers enables PayPal to offer unique end-to-end product experiences designed to remove friction for consumers and drive sales conversion for merchants while gaining valuable insights into how our customers use our platform. Our payments platform provides for digital and in-store (at the point of sale) transactions while being both technology and platform agnostic.
- *Merchant and consumer choice*—our branded and unbranded card processing payment solutions support an open ecosystem that provides choice to both merchants and consumers, enabling flexibility to make and receive payments using a wide variety of different funding options and digital wallet solutions.

- *Scale*—our global scale helps us to drive organic growth. As of December 31, 2023, we had 426 million active accounts, consisting of 391 million consumer active accounts and 35 million merchant active accounts in approximately 200 markets around the world. A market is a geographic area or political jurisdiction, such as a country, territory, or protectorate, in which we offer some or all of our products and services. A country, territory, or protectorate is identified by a distinct set of laws and regulations. In 2023, we processed $1.53 trillion of TPV.

- *Trusted brands*—we have built and strengthened well-recognized and trusted brands, including PayPal, Braintree, and Venmo. Our communications and marketing efforts across multiple geographies and demographic groups play an important role in building brand visibility, usage, and overall preference among customers.

- *Risk and compliance management*—our enterprise risk and compliance management program is designed to help keep customer information secure and ensure we process legitimate transactions around the world, while identifying and minimizing illegal, high-risk, or fraudulent transactions.

- *Regulatory licenses*—we believe that our regulatory licenses, which enable us to operate in markets around the world, are a distinct advantage and help support business growth.

Merchant and Consumer Payment Solutions



In late 2023, we reorganized our operations to be more closely aligned to the customers we serve—consumers, small businesses, and large enterprises—and to help enable our teams to deliver more seamless and differentiated end-to-end experiences.

Merchant Value Proposition

We partner with our merchants to help grow and expand their businesses by providing global reach and powering all aspects of digital checkout. We offer alternative payment methods including access to credit solutions, provide fraud prevention and risk management solutions, reduce merchant losses through proprietary protection programs, and offer tools and insights for utilizing data analytics to help merchants attract and engage customers and improve sales conversion. We employ a technology and platform agnostic approach intended to enable merchants of all sizes to quickly and easily provide digital checkout online, including through PayPal-branded checkout and unbranded card processing (primarily consisting of Braintree), as well as in person at the point of sale, across all platforms and devices, and to securely and simply receive payments from their customers.

PayPal's payments platform enables merchants to accept all types of online and in person payments, including those made with the PayPal and Venmo digital wallets, our consumer credit products, credit cards and debit cards, and competing digital wallets, as well as other popular local payment methods. Our diversified suite of products and services is tailored to meet the needs of merchants regardless of their size or business complexity. We offer a seamless, omnichannel solution that helps merchants manage and grow their business. By offering simplified and personalized shopping experiences for consumers, we help merchants drive increased engagement and sales conversion.

We offer access to merchant financing products for eligible small and medium-sized businesses through the PayPal Working Capital and PayPal Business Loan products, which we collectively refer to as our merchant financing solutions. The PayPal Working Capital product allows businesses to access a loan or cash advance for a fixed fee, based on their annual payment volume processed by PayPal. The PayPal Business Loan product provides businesses with access to short-term financing for a fixed fee or interest based on an evaluation of both the applying business as well as the business owner. In the United States ("U.S."), these products are provided under a program agreement with an independent chartered financial institution. We believe that our merchant financing solutions enable us to deepen our engagement with our existing small and medium-sized merchants and expand services to new merchants by providing access to capital that may not be available from traditional banks or other lenders.

We generate revenues from merchants primarily by charging fees for completing their payment transactions and other payment-related services. We also earn revenues from interest and fees earned on our merchant loans receivables.

Consumer Value Proposition

We focus on providing affordable, convenient, and secure consumer financial products and services intended to facilitate the management and movement of money. We provide consumers with a digital wallet that enables them to send payments to merchants more safely using a variety of funding sources, which may include a bank account, a PayPal or Venmo account balance, our consumer credit products, a credit card, a debit card, certain cryptocurrencies, or other stored value products such as gift cards, and eligible rewards. Our goal is to create the simplest checkout experience possible for consumers both online and on mobile devices.

We also offer consumers P2P payment solutions for domestic and international transfers through our PayPal, Venmo, and Xoom products and services. Our Venmo digital wallet in the U.S. is a leading mobile application used to move money between our customers and to make purchases at select merchants. Our Xoom international money transfer service enables our customers to send money to people around the world in a secure, fast, and cost-effective way. P2P is an important source of customer engagement and also serves as a customer acquisition channel that facilitates organic growth by enabling potential users to establish active accounts with PayPal or Venmo at the time they make or receive a P2P payment.

We also focus on simplifying and personalizing shopping experiences for our consumers by offering tools for product discovery, price tracking, saving through deals and offers, convenient package tracking, and redemption of shopping rewards, which help our merchants to increase consumer engagement and sales conversion.

We offer credit products to eligible consumers in certain markets as a funding source at checkout. Our consumer credit offerings include our buy now, pay later products in the U.S., United Kingdom ("U.K."), France, and Germany, among other markets, and in Japan through our Paidy brand. A key attribute of our buy now, pay later products is the absence of interest or consumer late fees for missed payments in most of the geographies where we offer them. Further, we offer interest-bearing installment products for consumers in the U.S. (issued by an independent chartered financial institution) and in Germany. In the U.S., consumers may apply for our PayPal- and Venmo-branded consumer credit cards and our PayPal Credit revolving consumer credit product, which are offered through a partnership with an independent chartered financial institution. We offer a PayPal-issued PayPal Credit product in the U.K. We believe that our consumer credit products help us to increase engagement with consumers and merchants on our two-sided network.

We have expanded our consumer value proposition through enhancements to the PayPal and Venmo digital wallets, which provide functionality to enable consumers to more easily check out, explore deals and offers, track and redeem rewards, and to transact with certain cryptocurrencies, including buying, holding, selling, sending, and receiving them in certain markets. Our goal is to drive increased consumer engagement by providing consumers with a wide range of services to manage their finances and enhance their ability to shop online and in person.

We generate revenue from consumers from: foreign currency conversions, instant transfers from their PayPal or Venmo account to their bank account or debit card, and facilitating the purchase and sale of cryptocurrencies; interest, fees, or other revenue from our credit products; and other miscellaneous fees.

Protecting Merchants and Consumers

Protecting merchants and consumers on our payments platform from financial and fraud loss is important to successfully compete and sustainably grow our business. Fraudulent activities, such as account takeover, identity theft (including stolen financial information), and malicious activities by counterparties, represent a significant risk to merchants and consumers, as well as their payment partners. In addition to the protections afforded by applicable law, we provide merchants and consumers with protection programs for certain purchase transactions completed on our payments platform. Our protection programs help protect both merchants and consumers from financial loss resulting from, among other things, counterparty non-performance. These programs are designed to promote confidence on the part of both consumers, who will not be required to pay in certain circumstances, such as not receiving their purchased item in the condition significantly as described, and merchants, who will receive payment for delivering an item to the customer. We believe that these programs are generally consistent with or broader than protections provided by other participants in the payments industry.

Our ability to help protect both merchants and consumers is based largely on our proprietary, end-to-end payments platform and our ability to utilize the data from both sides of transactions on our two-sided network, specifically from buyers and sellers and from senders and receivers of payments. Our ongoing investment in systems and processes is designed to enhance the safety and security of our products and reflects our goal of having PayPal recognized as one of the world's most trusted payments brands.

Competition

The global payments industry is highly competitive, dynamic, highly innovative, and increasingly subject to regulatory scrutiny and oversight. Many of the areas in which we compete evolve rapidly with innovative and disruptive technologies, shifting user preferences and needs, price sensitivity of merchants and consumers, and frequent introductions of new products and services. Competition also may intensify as new competitors emerge, businesses combine or enter into new partnerships, and established companies in other segments expand to become competitive with various aspects of our business.

Our business faces competition from a wide range of businesses and from all forms of physical and electronic payments. We face competition from banks and financial institutions, which provide traditional payment methods (particularly credit cards and debit cards (collectively, "payment cards"), electronic bank transfers, credit, and installment methods), payment networks that facilitate payments for payment cards or proprietary retail networks, payment card processors, and "card on file" services. We also face competition from providers offering a variety of payment products and services, including tokenized and contactless payment cards, digital wallets and mobile payments solutions, credit, installment or other buy now pay later methods, real-time payment systems, P2P payments and money remittance services, card readers and other devices or technologies for payment at point of sale (such as contactless cards, tokenized cards, Near Field Communication (NFC) based solutions, and Quick Response (QR) code based solutions), virtual currencies (such as cryptocurrencies and stablecoins) and distributed ledger technologies, and tools that simplify and personalize shopping experiences for consumers and merchants. Our products and services also face competition from paper-based payments (primarily cash and checks).

We differentiate ourselves to merchants through our ability to innovate and develop products and services that offer new payment experiences for our merchants, demonstrate that they may achieve incremental sales by using and offering our services to consumers, and support transactions on our payments platform across varied technologies and payment methods; through the simplicity and transparency of our fee structure; and through our seller protection programs, analytics, and risk management, as well as other merchant services. In addition, we differentiate ourselves to consumers through our broad acceptance and the ability to use our products and services across multiple commerce channels, including e-commerce, mobile, and in person payments, and without sharing their financial information with the merchant or any other party they are paying; our customer service, dispute resolution, and purchase protection programs; and our ability to simplify and personalize shopping experiences. We invest resources towards improving our products and services and expanding their acceptance, offering choice in payment options, providing excellent customer service, and building brands that merchants and consumers trust.

In addition to the discussion in this section, see "Item 1A. Risk Factors" under the caption "*We face substantial and increasingly intense competition worldwide in the global payments industry*" for further discussion of the potential impact of competition on our business.

Strategy

Our ability to grow revenue is affected by, among other things, the macroeconomic environment and its impact on consumer spending patterns, adoption of digital payment methods, the expansion of multiple commerce channels, the growth of mobile devices and merchant and consumer applications on those devices, the growth of merchants and consumers globally with internet and mobile access, the pace of transition from cash and checks to digital forms of payment, our share of digital payments, and our ability to innovate and introduce new products, services, and features that merchants and consumers value. Our strategy to drive growth in our business includes the following:

- *Growing our core business*: through expanding our global capabilities, customer base and scale, increasing our customers' engagement with our products and services by better addressing their everyday needs to access, manage, and move money, creating seamless checkout experiences, and expanding the adoption of our solutions by merchants and consumers;

- *Expanding our value proposition for merchants and consumers*: by being technology- and platform- agnostic, partnering with our merchants to grow and expand their business online and in person, including offering merchants risk management and seller protection programs, and providing consumers with simple, secure, and flexible ways to manage and move money across different markets, merchants, and platforms, including offering buyer protection programs and simplifying their shopping experiences;

- *Forming and expanding strategic partnerships*: by building new strategic partnerships and deepening existing ones to provide better experiences for our customers, offer greater choice and flexibility, acquire new customers, and reinforce our role in the payments ecosystem; and

- *Seeking new areas of growth*: by focusing on innovation in both the digital and physical worlds and finding opportunities to expand and improve upon our existing products and capabilities.

Technology

Our payments platform utilizes a combination of proprietary and third-party technologies and services intended to facilitate transactions efficiently and securely between millions of merchants and consumers worldwide across different channels, markets, and networks. Our payments platform connects with financial services providers around the world and allows consumers to make purchases using a wide range of payment methods, regardless of where a merchant is located. Consumers who use our payments platform can send payments in approximately 200 markets around the world and in approximately 150 currencies, withdraw funds to their bank accounts in 56 currencies, and hold balances in their PayPal accounts in 24 currencies.

We have developed intuitive user interfaces, customer tools, transaction management databases, and payment network integrations on our platform designed to enable our customers to utilize our suite of products and services. Our payments platform, open application programming interfaces, and developer tools are designed to enable developers to innovate with ease and offer robust solutions to our global ecosystem of merchants and consumers, while at the same time helping to maintain the security of our customers' information.

The technology infrastructure supporting our payments platform is designed to simplify the storage and processing of large amounts of data and facilitate the deployment and operation of large-scale global products and services in both our own data centers and when hosted by third-party cloud service providers. Our technology infrastructure is designed around industry best practices intended to reduce downtime and help ensure the resiliency of our payments platform in the event of outages or catastrophic occurrences. Our payments platform incorporates multiple layers of protection for business continuity and system redundancy purposes and to help mitigate cybersecurity risks. We have a comprehensive cybersecurity program designed to protect our technology infrastructure and payments platform against cybersecurity threats, which includes regularly testing our systems to identify and address potential vulnerabilities. We strive to continually improve our technology infrastructure and payments platform to enhance the customer experience and to increase efficiency, scalability, and security.

For additional information regarding risks relating to our technology infrastructure and cybersecurity, see the information in "Item 1A. Risk Factors" under the captions "*Cyberattacks and security vulnerabilities could result in serious harm to our reputation, business, and financial condition*" and "*Business interruptions or systems failures may impair the availability of our websites, applications, products or services, or otherwise harm our business.*"

Research and Development

Our total research and development expense was $1.6 billion, $1.7 billion, and $1.6 billion in 2023, 2022, and 2021, respectively.

Intellectual Property

The protection of our intellectual property, including our trademarks, copyrights, domain names, trade dress, patents, and trade secrets, is important to the success of our business. We seek to protect our intellectual property rights by relying on applicable laws, regulations, and administrative procedures in the U.S. and internationally. We have registered our core brands as domain names and as trademarks in the U.S. and many international jurisdictions. We also have an active program to secure and enforce trademarks and domain names that correspond to our brands in markets of interest. We have filed and continue to file patent applications in the U.S. and in international jurisdictions covering certain aspects of our proprietary technology and new innovations. We also rely on contractual restrictions to protect our proprietary rights when offering or procuring products and services. We routinely enter into confidentiality and invention assignment agreements with our employees and contractors, and non-disclosure agreements with parties with whom we conduct business to control access to, and use and disclosure of, our proprietary information.

For additional information regarding risks relating to our intellectual property, see the information in "Item 1A. Risk Factors" under the captions "*Third parties may allege that we are infringing their patents and other intellectual property rights*" and "*We may be unable to protect or enforce our intellectual property.*"

Government Regulation

We operate globally and in a rapidly evolving regulatory environment characterized by a heightened focus by regulators globally on all aspects of the payments industry, including anti-money laundering, countering terrorist financing, privacy, cybersecurity, and consumer protection. The laws and regulations applicable to us, including those enacted prior to the advent of digital payments, continue to evolve through legislative and regulatory action and judicial interpretation. New or changing laws and regulations, including changes to their interpretation and implementation, as well as increased penalties and enforcement actions related to non-compliance, could have a material adverse impact on our business, results of operations, and financial condition. We monitor these areas closely and are focused on designing compliant solutions for our customers.

Government regulation impacts key aspects of our business. We are subject to the laws and regulations applicable to the payments industry in the markets we operate, which are subject to interpretation and change.

Payments Regulation.

Various laws and regulations govern the payments industry in the U.S. and internationally. In the U.S., PayPal, Inc. (a wholly-owned subsidiary) holds licenses to operate as a money transmitter (or its equivalent) in the states where such licenses are required, as well as in the District of Columbia and certain territories. These licenses include not only our PayPal-branded products and services, but also our Venmo, Hyperwallet, and Xoom products and services, to the extent offered in these locations. As a licensed money transmitter, PayPal is subject to, among other requirements, restrictions on the investment of customer funds, reporting requirements, bonding requirements, and inspection by state regulatory agencies. In certain cases, these licenses also generally cover PayPal's service enabling customers to buy, hold, transfer, and sell cryptocurrency directly from their PayPal or Venmo account. In the State of New York, PayPal holds a full Bitlicense issued by the New York Department of Financial Services to offer cryptocurrency services in the state.

Outside the U.S., we provide similar services customized for various countries and foreign jurisdictions through our foreign subsidiaries. The activities of those non-U.S. entities are, or may be, supervised by a financial regulatory authority in the jurisdictions in which they operate. Among other regulatory authorities, the Luxembourg Commission de Surveillance du Secteur Financier (the "CSSF"), the U.K. Financial Conduct Authority ("FCA"), the Australian Prudential Regulation Authority, the People's Bank of China, the Monetary Authority of Singapore, the Reserve Bank of India, the Central Bank of Russia, and the Central Bank of Brazil have asserted jurisdiction over some or all of our activities in their respective jurisdictions. This list is not exhaustive, and there are numerous other regulatory agencies which have asserted or may assert jurisdiction over our activities.

In addition, financial services regulators in various jurisdictions, including the U.S. and the European Union ("EU"), have implemented authentication requirements for banks and payment processors intended to reduce online fraud, which could impose significant costs, make it more difficult for new customers to open PayPal accounts, and reduce the ease of use of our products.

Financial Services Supervision.

We serve our customers in the U.K. through PayPal U.K. Limited ("PayPal U.K."), a wholly-owned subsidiary that is subject to regulation as an electronic money institution in the U.K. by the FCA. PayPal U.K. is authorized and regulated by the FCA from November 1, 2023. We serve our customers in the EU (and the U.K. through October 31, 2023) through PayPal (Europe) S.à.r.l. et Cie, S.C.A. ("PayPal (Europe)"), a wholly-owned subsidiary that is licensed and subject to regulation as a credit institution in Luxembourg by the CSSF. Accordingly, we must comply with rules and regulations of the U.K. and European banking industry, including those related to capitalization, funds management, corporate governance, anti-money laundering, disclosure, reporting, and inspection. We are, or may be, subject to banking-related regulations in other countries now or in the future related to our role in the financial industry. In addition, based on our relationships with our partner financial institutions, we are, or may be, subject to indirect regulation and examination by the regulators of these partner financial institutions.

Lending Regulation.

Our U.S. consumer short-term, interest-free, installment product is subject to federal and state laws governing consumer credit and debt collection, and PayPal holds multiple state licenses as the lender for this product. Paidy, Inc. holds multiple licenses for the issuance of its consumer installment products in Japan and is registered with the Ministry of Economy, Trade and Industry as a Comprehensive Credit Purchase Intermediary. In Australia, PayPal Credit Pty Limited offers a consumer short-term, interest-free, installment product that is exempt from regulation by the primary consumer credit legislation, but is subject to other laws which cover the provision of financial services, credit reporting, debt collection, and privacy. PayPal's consumer short-term, interest-free, installment products in the U.K., France, Germany, Spain, and Italy are generally exempt from primary consumer credit legislation; however, certain consumer lending laws, consumer protection, and banking transparency regulations apply to this activity.

Our U.S. consumer interest-bearing installment product is subject to federal and state laws and is offered by an independent chartered financial institution. PayPal's interest-bearing installment product for consumers in Germany is subject to applicable local laws such as consumer (lending) laws, consumer protection, or banking transparency regulations. These loans are originated by PayPal (Europe).

PayPal and Venmo co-branded consumer credit cards and the PayPal Credit revolving consumer credit product are issued by an independent chartered financial institution in the U.S., and are subject to laws and regulations governing these programs. PayPal Credit in the U.K. is a regulated, revolving consumer credit product subject to applicable local laws and regulations.

Our U.S. merchant lending products are subject to federal and state regulations and are offered by an independent chartered financial institution. Our merchant lending products offered in Germany and France are subject to the laws of Luxembourg and certain local laws, and our merchant lending product offered in the U.K. is subject to U.K. regulation. The loans offered to European and U.K. merchants are originated by PayPal (Europe) and PayPal U.K., respectively. Our merchant lending product in Australia is subject to the laws of Australia and originated by PayPal Credit Pty Limited.

Consumer Financial Protection Bureau ("CFPB").

The CFPB has significant authority to regulate consumer financial products in the U.S., including consumer credit, deposits, payments, and similar products. As a larger market participant of remittance transfers, we are subject to the direct supervisory authority of the CFPB. The CFPB and similar regulatory agencies in other jurisdictions may have broad consumer protection mandates that could result in the promulgation and interpretation of rules and regulations that may affect our business.

Anti-Money Laundering, Counter-Terrorist Financing, and Sanctions.

PayPal is subject to anti-money laundering ("AML") laws and regulations in the U.S. and other jurisdictions, as well as laws designed to prevent the use of the financial systems to facilitate terrorist activities. Our AML program is designed to prevent our payments platform from being used to facilitate money laundering, terrorist financing, and other illicit activities, or to do business in countries or with persons and entities included on designated country or person lists promulgated by the U.S. Department of the Treasury's Office of Foreign Assets Controls and equivalent authorities in other countries. Our AML and sanctions compliance programs, overseen by our AML/Bank Secrecy Act Officer, are composed of policies, procedures, and internal controls, and are designed to address these legal and regulatory requirements and assist in managing money laundering and terrorist financing risks.

Interchange Fees.

Interchange fees (the transaction fees for processing credit and debit card transactions) are subject to regulation in certain jurisdictions. For example, in the EU, the Multilateral Interchange Fee Regulation caps interchange fees and provides for business rules to be complied with by any company dealing with payment card transactions. Interchange fees are being reviewed or challenged in various jurisdictions. As a result, the fees that we collect in certain jurisdictions may become the subject of regulatory challenge.

Data Protection and Privacy.

We are subject to a number of laws, rules, directives, and regulations ("privacy and data protection laws") relating to the collection, use, retention, security, processing, and transfer (collectively, "processing") of personally identifiable information about our customers, our merchants' customers, and employees ("personal data") in the countries where we operate. Our business relies on the processing of personal data in many jurisdictions and the movement of data across national borders. As a result, much of the personal data that we process, which may include certain financial information associated with individuals, is subject to one or more privacy and data protection laws in one or more jurisdictions. In many cases, these laws apply not only to third-party transactions, but also to transfers of information between or among us, our subsidiaries, and other parties with which we have commercial relationships.

Regulatory scrutiny of privacy, data protection, cybersecurity practices, and the processing of personal data is increasing around the world. Regulatory authorities are continuously considering numerous legislative and regulatory proposals and interpretive guidelines that may contain additional privacy and data protection obligations. Many jurisdictions in which we operate have adopted, or are in the process of adopting or amending data privacy legislation or regulation aimed at creating and enhancing individual privacy rights. In addition, the interpretation and application of these privacy and data protection laws in the U.S., Europe, and elsewhere are subject to change and may subject us to increased regulatory scrutiny and business costs.

Anti-corruption.

PayPal is subject to applicable anti-corruption laws, such as the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act, and similar laws in the jurisdictions in which we operate. Anti-corruption laws generally prohibit offering, promising, giving, accepting, or authorizing others to provide anything of value, either directly or indirectly, to or from a government official or private party in order to influence official action or otherwise gain an unfair business advantage, such as to obtain or retain business. We have implemented policies, procedures, and internal controls that are designed to comply with these laws and regulations.

Additional Regulatory Developments.

Various regulatory agencies continue to examine and implement laws governing a wide variety of issues, including virtual currencies, identity theft, account management guidelines, disclosure rules, cybersecurity, competition, and marketing, which may impact PayPal's business. Certain governments around the world are adopting laws and regulations pertaining to ESG performance, transparency, and reporting, including those related to general corporate ESG disclosures (e.g., the EU Corporate Sustainability Reporting Directive) as well as topical reporting and risk management disclosure requirements, such as obligations related to disclosure of the management of climate-related risks.

For an additional discussion on governmental regulation affecting our business, please see "Item 1A. Risk Factors" and "Item 3. Legal Proceedings" included in this Form 10-K.

ESG Management

PayPal is committed to creating a more inclusive global economy and advancing our core values of Inclusion, Innovation, Collaboration, and Wellness across our communities, workforce, and strategies. We manage priority ESG risks and opportunities organized across responsible business practices, employees and culture, social innovation, and environmental sustainability. We believe this integrated, enterprise-wide approach to managing our global business responsibly helps to enable us to create value for our stakeholders, including our stockholders, employees, partners, and communities. We continue to advance and prioritize efforts to manage key non-financial factors critical to our long-term business, including further enhancements to support the safety and security of our products and platform, ongoing programmatic development intended to foster an inclusive culture across the employee experience, and progress on our science-based approach to reducing our climate change impacts. We take this commitment seriously and endeavor to provide transparent disclosures on our progress through our annual Global Impact Report and other communications.

Human Capital

At PayPal, we consider the management of our global talent (human capital) to be essential to the ongoing success of our business. As of December 31, 2023, we employed approximately 27,200 people globally, with 45% in the Americas, 42% in Asia-Pacific, and 13% in Europe and the Middle East. Our global employees work predominantly full-time and represent 144 nationalities, across 27 countries, including approximately 10,200 located in the U.S.

Attracting, recruiting, developing, and retaining diverse talent enables us to provide our customers with products and services that help them to thrive in the global economy. In 2023, we continued to build employee awareness and engagement in our leadership principles, which were launched in 2022, to establish a common set of expectations for all employees. We continued to integrate these principles across our global talent strategy to help shape our programs throughout the employee lifecycle and achieve key business priorities. A year after launch, 78% of employees responding to a global survey reported that the leadership principles are now part of their day-to-day work. We also remain focused on promoting the physical, mental, and financial wellness of our employees, particularly as our workforce continues to navigate changes in where and how we work and operate in a dynamic and competitive environment.

Employee Engagement

We use employee feedback to directly inform the ongoing development of our employee programs. In addition to administering an annual survey to gather input from our global workforce, we also conducted specific surveys to gather direct employee feedback on our specific topics. This year, our 2023 annual employee survey was conducted in September, between the announcement of the appointment of Alex Chriss as PayPal's new CEO and his assumption of the role. We heard from 82% of our global employees. Our engagement score, which reflects whether employees would recommend PayPal to their peers and/or are happy at PayPal, was 77%. Our score measuring intent to stay was 77%, which reflects an employee's expectation to remain employed with the company in two years.

Talent Acquisition, Development, and Retention

As a leading technology platform that enables digital payments and simplifies commerce experiences, we compete for top global talent around the world. We believe that a strong culture focused on employee experiences that enables advancement, learning, and individual career insights is essential to the successful acquisition, development, and retention of diverse talent. Accordingly, we have implemented programs focused on inclusive hiring practices and extending our talent pipeline through targeted partnerships, revise our career development program for individuals and managers, extended individual coaching and mentorship programs (particularly for technical and underrepresented talent), and advanced efforts for employees to grow through self-paced and community learning experiences.

Employee Wellness

We remain focused on promoting the holistic well-being of our employees, including resources, programs, and services to support our employees' physical, mental, and financial wellness. Benefits include Global Wellness Days for all employees, resources to foster emotional well-being, and providing workplace flexibility through Crisis Leave and other programs. We promote employee financial wellness, including by offering individual employee financial coaching. Through our global Community Impact program, we support our employees' individual passions and communities by matching eligible employee donations and volunteer time with non-profit organizations up to $2,500 annually per employee.

Diversity, Inclusion, Equity, and Belonging

We believe that fostering diversity, inclusion, equity, and belonging ("DIE&B") is critical to our global talent strategy and pivotal to building a culture that embraces individual characteristics, values diversity, minimizes barriers, and enhances feelings of security and support across the workplace. We are committed to equal pay for equal work and promoting enterprise-wide inclusive learning opportunities. We believe that our strong commitment to DIE&B is evident at all levels of the organization from our Board of Directors to our executive leadership team to our global workforce. As of December 31, 2023, 46% of our Board and 75% of our senior leadership team identified as women and/or from a diverse ethnic group. Across our workforce, we reached 55% overall diverse workforce representation, including 43% global gender diversity (inclusive of self-identified women and non-binary employees) and 54% U.S. ethnic diversity, as of December 31, 2023. Additional U.S. workforce diversity metrics can be found in our public EEO-1 reports and annual Global Impact Report available at https://about.pypl.com/values-in-action/reporting/default.aspx.

Workforce representation is only one aspect of our broader DIE&B strategy. In 2023, we continued our support for underrepresented communities and employees, including through activities such as inclusion-focused employee learning modules and our enterprise-wide sponsorship program. We continue to evaluate DIE&B progress across the company and as part of the individual performance assessment under our 2023 annual incentive plan for our senior executives. In addition, we empower eight employee resource groups, which are open to all employees, to promote community and belonging for employees that identify as Black, Latinx/Hispanic, women, interfaith, veterans, LGBTQ+, Asian, and disabled persons and their allies.

Our Evolving Workplace

We remain focused on creating a culture of flexibility and community by designing ways to collaborate across diverse workplace models, whether working virtually, on-site, or using a hybrid approach. We empower functional leadership to determine the most appropriate workplace strategy for their teams to optimize employee productivity and engagement and deliver on business priorities. Across PayPal, we are focused on providing tools and resources to support our diverse and distributed teams. We believe this flexible approach has broadened our potential global talent pools.

Available Information

The address of our principal executive offices is PayPal Holdings, Inc., 2211 North First Street, San Jose, California 95131. Our website is located at www.paypal.com, and our investor relations website is located at https://investor.pypl.com. From time to time, we may use our investor relations site and other online and social media channels, including the PayPal Corporate website (https://about.pypl.com), the PayPal Newsroom (https://newsroom.paypal-corp.com/), PayPal's LinkedIn page (https://www.linkedin.com/company/paypal), Alex Chriss' LinkedIn profile (https://www.linkedin.com/in/alexchriss/), Alex Chriss' X profile (https://twitter.com/acce), and Jamie Miller's LinkedIn profile (https://www.linkedin.com/in/jamiesmiller/), as a means of disclosing information about the Company, including information which could be deemed to be material to investors. Our Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports are available free of charge on our investor relations website as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov. The content of our websites and information we may post on, provide to, or accessible through online and social media channels, including those mentioned above, are not incorporated by reference into this Form 10-K or in any other report or document we file with the SEC, and any references to our websites or online and social media channels are intended to be inactive textual references only.

Item 1A. Risk Factors

You should carefully consider the risks and uncertainties described below, in addition to other information appearing in this Form 10-K, including our consolidated financial statements and related notes, for important information regarding risks and uncertainties that could affect us. These risk factors do not identify all risks we face, and additional risks and uncertainties that we are unaware of, or that we currently believe are not material, may also become important factors that adversely affect our business. If any of the following risks actually occur, our business, financial condition, results of operations, future prospects, and the trading price of our common stock could be materially and adversely affected.

Cybersecurity and Technology Risks

Cyberattacks and security vulnerabilities could result in serious harm to our reputation, business, and financial condition.

The techniques used to attempt to obtain unauthorized or illegal access to systems and information (including customers' personal data), disable or degrade service, exploit vulnerabilities, or sabotage systems are constantly evolving. In some circumstances, these attempts may not be recognized or detected until after they have been launched against a target. Unauthorized parties will continue to attempt to gain access to our systems or facilities through various means, including through hacking into our systems or facilities or those of our customers, partners, or vendors, and attempting to fraudulently induce users of our systems (including employees, vendor and partner personnel and customers) into disclosing user names, passwords, payment card information, multi-factor authentication application access or other sensitive information used to gain access to such systems or facilities. This information may, in turn, be used to access our customers' confidential personal or proprietary information and financial instrument data that are stored on or accessible through our information technology systems and those of third parties with whom we partner. This information may also be used to execute fraudulent transactions or otherwise engage in fraudulent actions. Numerous and evolving cybersecurity threats, including advanced and persisting cyberattacks, cyberextortion, distributed denial-of-service attacks, ransomware, spear phishing and social engineering schemes, the introduction of computer viruses or other malware, and the physical destruction of all or portions of our information technology and infrastructure and those of third parties with whom we partner or that are part of our information technology supply chain, are becoming increasingly sophisticated and complex, may be difficult to detect, and could compromise the confidentiality, availability, and integrity of the data in our systems, as well as the systems themselves.

We believe that hostile actors, who may comprise individuals, coordinated groups, sophisticated organizations, or nation state supported entities may target PayPal due to our name, brand recognition, types of data (including sensitive payments- and identity-related data) that customers provide to us, and the widespread adoption and use of our products and services. We have experienced from time to time, and may experience in the future, cybersecurity incidents, including breaches of our security measures, network breaches, and compromise of personally identifiable customer information due to human error, deception, malfeasance, insider threats, system errors, defects, vulnerabilities, or other issues.

Any cybersecurity incidents, including cyberattacks or data security breaches affecting the information technology or infrastructure of companies we acquire or of our customers, partners, or vendors (including data center and cloud computing providers) could have similar negative effects.

Under payment card network rules and our contracts with our payment processors, if there is a breach of payment card information stored by us or our direct payment card processing vendors, we could be liable to the payment card issuing banks, including for their cost of issuing new cards and related expenses. Cybersecurity breaches and other exploited security vulnerabilities could subject us to significant costs and third-party liabilities, result in improper disclosure of data and violations of applicable privacy and other laws, require us to change our business practices, cause us to incur significant remediation costs, lead to loss of customer confidence in, or decreased use of, our products and services, damage our reputation and brands, divert the attention of management from the operation of our business, result in significant compensation or contractual penalties from us to our customers and their business partners as a result of losses to or claims by them, or expose us to litigation, regulatory investigations, and significant fines and penalties. While we maintain insurance policies intended to help offset the financial impact we may experience from these risks, our coverage may be insufficient to compensate us for all losses caused by security breaches and other damage to or unavailability of our systems.

Business interruptions or systems failures may impair the availability of our websites, applications, products or services, or otherwise harm our business.

Our systems and operations and those of our service providers and partners have experienced from time to time, and may experience in the future, business interruptions or degradation of service because of distributed denial-of-service and other cyberattacks, insider threats, hardware and software defects or malfunctions, human error, earthquakes, hurricanes, floods, fires, and other natural disasters, public health crises (including pandemics), power losses, disruptions in telecommunications services, fraud, military or political conflicts, terrorist attacks, computer viruses or other malware, or other events. The frequency and intensity of weather events related to climate change are increasing, which could increase the likelihood and severity of such disasters as well as related damage and business interruption. Our corporate headquarters are located in the San Francisco Bay Area, a seismically active region in California. A catastrophic event that could lead to a disruption or failure of our systems or operations could result in significant losses and require substantial recovery time and significant expenditures to resume or maintain operations. Further, some of our systems, including those of companies that we have acquired, are not fully redundant and any failure of these acquired systems, including due to a catastrophic event, may lead to operational outages or delays. While we engage in disaster recovery planning and testing intended to mitigate risks from outages or delays, our planning and testing may not be sufficient for all possible outcomes or events. As a provider of payments solutions, we are also subject to heightened scrutiny by regulators that may require specific business continuity, resiliency and disaster recovery plans, and rigorous testing of such plans, which may be costly and time-consuming to implement, and may divert our resources from other business priorities. Any of the foregoing risks could have a material adverse impact on our business, financial condition, and results of operations.

We have experienced, and expect to continue to experience, system failures, cyberattacks, unplanned outages, and other events or conditions from time to time that have and may interrupt the availability, or reduce or adversely affect the speed or functionality, of our products and services. A prolonged interruption of, or reduction in, the availability, speed, or functionality of our products and services could materially harm our business. Frequent or persistent interruptions in our services could permanently harm our relationship with our customers and partners and our reputation. If any system failure or similar event results in damage to our customers or their business partners, they could seek significant compensation or contractual penalties from us for their losses. These claims, even if unsuccessful, would likely be time-consuming and costly for us to address.

We continue to undertake system upgrades and re-platforming efforts designed to improve the availability, reliability, resiliency, and speed of our payments platform. These efforts are costly and time-consuming, involve significant technical complexity and risk, may divert our resources from new features and products, and may ultimately not be effective. Frequent or persistent site interruptions could lead to regulatory scrutiny, significant fines and penalties, and mandatory and costly changes to our business practices, and ultimately could cause us to lose existing licenses that we need to operate or prevent or delay us from obtaining additional licenses that may be required for our business.

We also rely on facilities, components, applications, software, and services supplied by third parties, including data center facilities and cloud data storage and processing services. From time to time, we have experienced interruptions in the provision of such facilities and services provided by these third parties. If these third parties experience operational interference or disruptions (including a cybersecurity incident), fail to perform their obligations, or breach their agreements with us, our operations could be disrupted or otherwise negatively affected, which could result in customer dissatisfaction, regulatory scrutiny, and damage to our reputation and brands, and materially and adversely affect our business. While we maintain insurance policies intended to help offset the financial impact we may experience from these risks, our coverage may be insufficient to compensate us for all losses caused by interruptions in our service due to systems failures and similar events.

In addition, any failure to successfully implement new information systems and technologies, or improvements or upgrades to existing information systems and technologies in a timely manner could adversely impact our business, internal controls, results of operations, and financial condition.

If we cannot keep pace with rapid technological developments to provide new and innovative products and services, the use of our products and services and, consequently, our revenues, could decline.

Rapid, significant, and disruptive technological changes impact the industries in which we operate, including payment technologies (including real-time payments, payment card tokenization, virtual currencies, distributed ledger and blockchain technologies, and proximity payment technology such as Near Field Communication and other contactless payments); internet browser technologies, that enable users to easily store their payment card information for use on any retail or e-commerce website; artificial intelligence and machine learning; developments in technologies supporting our regulatory and compliance obligations; and in-store, digital, and social commerce.

We expect that new technologies applicable to the industries in which we operate will continue to emerge and may be superior to, or render obsolete, the technologies we currently use in our products and services. We cannot predict the effects of technological changes on our business, which technological developments or innovations will become widely adopted, and how those technologies may be regulated. Developing and incorporating new technologies into new and existing products and services may require significant investment, take considerable time, and may not ultimately be successful. We rely in part on third parties, including some of our competitors, for the development of and access to new or evolving technologies. These third parties may restrict or prevent our access to, or utilization of, those technologies, as well as their platforms or products. Our ability to develop, provide or incorporate new technologies and adapt our existing products and services or develop future and new products and services using new technologies may be limited or restricted by industry-wide standards, platform providers, payments networks, changes to laws and regulations, changing customer expectations, third-party intellectual property rights, and other factors. If we are unable to develop and incorporate new technologies and adapt to technological changes and evolving industry standards in a timely or cost-effective manner, our business could be harmed.

Legal, Regulatory and Compliance Risks

Our business is subject to extensive government regulation and oversight. Our failure to comply with extensive, complex, overlapping, and frequently changing rules, regulations, and legal interpretations could materially harm our business.

Our business is subject to complex and changing laws, rules, regulations, policies, and legal interpretations in the markets in which we offer services directly or through partners, including, but not limited to, those governing: banking, credit, deposit taking, cross-border and domestic money transmission, prepaid access, foreign currency exchange, privacy, data protection, data governance, cybersecurity, banking secrecy, digital payments, cryptocurrency, payment services (including payment processing and settlement services), lending, fraud detection, consumer protection, antitrust and competition, economic and trade sanctions, anti-money laundering, and counter-terrorist financing.

Regulators and legislators globally have been establishing, evolving, and increasing their regulatory authority, oversight, and enforcement in a manner that impacts our business. As we introduce new products and services and expand into new markets, including through acquisitions, we expect to become subject to additional regulations, restrictions, and licensing requirements. As we expand and localize our international activities, we expect that our obligations in the markets in which we operate will continue to increase. In addition, because we facilitate sales of goods and provide services to customers worldwide, one or more jurisdictions may claim that we or our customers are required to comply with their laws, which may impose different, more specific, or conflicting obligations on us, as well as broader liability.

Any failure or perceived failure to comply with existing or new laws, regulations, or orders of any government authority (including changes to or expansion of their interpretation) may subject us to significant fines, penalties, criminal and civil lawsuits, forfeiture of significant assets, and enforcement actions in one or more jurisdictions; result in additional compliance and licensure requirements; cause us to lose existing licenses or prevent or delay us from obtaining additional licenses that may be required for our business; increase regulatory scrutiny of our business; divert management's time and attention from our business; restrict our operations; lead to increased friction for customers; force us to make changes to our business practices, products, or operations; require us to engage in remediation activities; or delay planned transactions, product launches, or improvements. Any of the foregoing could, individually or in the aggregate, harm our reputation, damage our brands and business, and adversely affect our results of operations and financial condition. The complexity of U.S. federal and state and international regulatory and enforcement regimes, coupled with the global scope of our operations and the evolving global regulatory environment, could result in a single event prompting a large number of overlapping investigations and legal and regulatory proceedings by multiple government authorities in different jurisdictions. While we have implemented policies and procedures designed to help ensure compliance with applicable laws and regulations, there can be no assurance that our employees, contractors, and agents will not violate such laws and regulations.

Payments Regulation

In the U.S., PayPal, Inc. (a wholly-owned subsidiary) holds licenses to operate as a money transmitter (or its equivalent) in the states where such licenses are required, as well as in the District of Columbia and certain territories. If we fail to comply with applicable laws or regulations required to maintain our licenses, we could be subject to liability and/or additional restrictions, forced to cease doing business with residents of certain states or territories, forced to change our business practices, or required to obtain additional licenses or regulatory approvals, which could impose substantial costs and harm our business.

While we currently allow our customers to send payments from approximately 200 markets, we allow customers in only approximately half of those markets (including the U.S.) to also receive payments, in some cases with significant restrictions on the manner in which customers can hold balances or withdraw funds. These restrictions may limit our ability to grow our business.

Outside of the U.S., we principally provide our services to customers in the European Economic Area ("EEA") through PayPal (Europe) S.à.r.l. et Cie, S.C.A. ("PayPal (Europe)"), our wholly-owned subsidiary that is licensed and subject to regulation as a credit institution in Luxembourg and PayPal U.K. Limited ("PayPal U.K."), a wholly-owned subsidiary that is subject to regulation as an electronic money institution in the United Kingdom ("U.K.") by the Financial Conduct Authority ("FCA"). PayPal (Europe) or PayPal U.K. may be subject to enforcement actions and significant fines if either violates applicable requirements. If the business activities of PayPal (Europe) exceed certain thresholds, or if the European Central Bank ("ECB") so determines, PayPal (Europe) may be deemed a significant supervised entity and certain activities of PayPal (Europe) would become directly supervised by the ECB, rather than by the Luxembourg Commission de Surveillance du Secteur Financier. PayPal (Europe) is also subject to regulation by the ECB under the oversight framework for electronic payment instruments, schemes and arrangements (PISA). Compliance with applicable laws and regulations could become more costly and operationally difficult to manage due to additional supervision, potentially inconsistent interpretations, and domestic regulations by various countries in the region. Applicable regulation relating to payments, anti-money laundering, and digital services, which are key focus areas of regulators and subject to extensive new regulation, could subject us to additional and complex obligations, risks, and associated costs, and impact our ability to expand our business in Europe.

In many of the other markets outside the U.S. in which we do business, we serve our customers through PayPal Pte. Ltd., our wholly-owned subsidiary based in Singapore. PayPal Pte. Ltd. is supervised by the Monetary Authority of Singapore ("MAS"). As of July 1, 2023, PayPal Pte. Ltd. has been issued a Major Payment Institution license by the MAS under the Payment Services Act 2019 to continue providing payments services. In order to maintain this license and certain other licenses or registrations we hold in certain markets, we are required to comply with applicable regulatory requirements, which will result in increased operational complexity and costs for our Singapore and international operations.

In many of the markets outside the U.S. (other than Singapore) served by PayPal Pte. Ltd. or by local branches or subsidiaries subject to local regulatory supervision or oversight, as the case may be, there may be uncertainty whether our Singapore-based service is subject only to Singapore law or also to other local laws, and whether such local laws might require a payment processor like us to be licensed as a payments service, bank, financial institution, or otherwise.

There are substantial costs and potential product and operational changes involved in maintaining and renewing licenses, certifications, and approvals, and we could be subject to enforcement actions, fines, and litigation if we are found to violate any of these requirements. There can be no assurance that we will be able to (or decide to) continue to apply for or obtain any licenses, renewals, certifications, and approvals in any jurisdiction. In certain markets, we may need to rely on local banks or other partners to process payments and conduct foreign currency exchange transactions in local currency, and local regulators may use their authority over such local partners to prohibit, restrict, or limit us from doing business. Any of the foregoing could, individually or in the aggregate, result in substantial additional costs, delay or preclude planned transactions, product launches or improvements, require significant and costly operational changes, impose restrictions, limitations, or additional requirements on our business, products and services, or prevent or limit us from providing our products or services in a given market.

Cryptocurrency Regulation and Related Risks

Our customer cryptocurrency offerings could subject us to additional regulations, licensing requirements, or other obligations or liabilities. Within the U.S., we are regulated by the New York Department of Financial Services as a virtual currency business, which does not qualify us to engage in securities brokerage or dealing activities. The regulatory status of particular cryptocurrencies is unclear under existing law. For example, if the Securities and Exchange Commission ("SEC") were to assert that any of the cryptocurrencies we support are securities, the SEC could assert that our activities involving that cryptocurrency require securities broker-dealer registration or other obligations under the federal securities laws. The rapidly evolving regulatory landscape with respect to cryptocurrency may subject us to additional licensing and regulatory obligations or to additional inquiries or investigations from the SEC or other regulators and governmental authorities, and require us to make product changes, restrict or discontinue product offerings in certain markets, implement additional and potentially costly controls, or take other actions.

In August 2023, a third-party issuer with which we have partnered commercially (the "PYUSD Issuer") launched a U.S. dollar-denominated stablecoin named PayPal USD ("PYUSD"), which was initially available to PayPal U.S. customers and subsequently made available to Venmo customers in September 2023. These PayPal and Venmo customers may, if provisioned for external transfers and subject to our sanctions and anti-money laundering controls, send PYUSD to external wallets not controlled by PayPal. The PYUSD Issuer may also allow institutional users to directly purchase PYUSD from the PYUSD Issuer (as per the PYUSD Issuer's stablecoin terms and conditions). The regulatory treatment of stablecoins is evolving and has drawn significant attention from legislative and regulatory bodies around the world, including the SEC. There are uncertainties on how ongoing changes to federal, state, and international laws and regulations would apply to stablecoins in practice, and we and the PYUSD Issuer may face substantial costs to operationalize and comply with any additional or changed requirement. If we or the PYUSD Issuer fail to comply with regulations, requirements, prohibitions or other obligations applicable to us, we could face regulatory or other enforcement actions, potential fines, and other consequences. In addition, we could face reputational harm through our relationship with the PYUSD Issuer if the PYUSD

Issuer were to face regulatory scrutiny, PYUSD is deemed to be a security, or PYUSD is alleged to be used for transactions in connection with illicit or illegal activities.

We hold our customers' cryptocurrency assets through one or more third-party custodians. Financial and third-party risks related to our customer cryptocurrency offerings, such as inappropriate access to, theft, or destruction of cryptocurrency assets held by our custodians, insufficient insurance coverage by a custodian to reimburse us for all such losses, a custodian's failure to maintain effective controls over the custody and settlement services provided to us, a custodian's inability to purchase or liquidate cryptocurrency holdings, the failure of the PYUSD Issuer to maintain sufficient reserve assets backing PYUSD and defaults on financial or performance obligations by a custodian, banks with which the PYUSD Issuer maintains reserve assets or counterparty financial institutions, could expose our customers and us to loss, and therefore significantly harm our business, financial performance, and reputation.

We have selected custodian partners and the PYUSD Issuer, and may in the future select additional custodian partners and stablecoin issuing entities, that are subject to regulatory oversight, capital requirements, maintenance of audit and compliance industry certifications, and cybersecurity procedures and policies. Nevertheless, operational disruptions at any such custodian or issuer, or such custodians' or issuer's failure to safeguard cryptocurrency holdings (or reserve assets) could result in losses of customer assets, expose us to customer claims, reduce consumer confidence and materially impact our operating results and our cryptocurrency product offerings.

Custodial arrangements to safeguard cryptocurrency assets involve unique risks and uncertainties in the event of a custodian's bankruptcy. While other types of assets and some custodied cryptocurrencies have been deemed not to be part of the custodian's bankruptcy estate under various regulatory regimes, bankruptcy courts have not yet definitively determined the appropriate treatment of custodial holdings of digital assets in a bankruptcy proceeding. In the event of a custodian's bankruptcy, the lack of precedent and the highly fact-dependent nature of the determination could delay or preclude the return of custodied cryptocurrency assets to us or to our customers. Although we contractually require our custodians to segregate our customer assets and not commingle them with proprietary or other assets, we cannot be certain that these contractual obligations, even if duly observed by a custodian, will be effective in preventing such assets from being treated as part of the custodian's estate under bankruptcy or other insolvency law. In that event, our claim on behalf of such customers against a custodian's estate for our customers' cryptocurrency assets could be treated as a general unsecured claim against the custodian, in which case our customers could seek to hold us liable for any resulting losses.

In addition, our cryptocurrency product offerings could have the effect of heightening or exacerbating many of the risk factors described in this "Risk Factors" section.

Lending Regulation

We hold a number of U.S. state lending licenses for our U.S. consumer short-term installment loan product, which is subject to federal and state laws governing consumer credit and debt collection. While the consumer short-term installment loan products that we offer outside the U.S. are generally exempt from primary consumer credit legislation, certain consumer lending laws, consumer protection or banking transparency regulations continue to apply to these products. Increased global regulatory focus on short-term installment products and consumer credit more broadly could result in laws or regulations requiring changes to our policies, procedures, operations, and product offerings, and restrict or limit our ability to offer credit products.

Consumer Protection

Violations of federal and state consumer protection laws and regulations, including the Electronic Fund Transfer Act ("EFTA") and Regulation E as implemented by the Consumer Financial Protection Bureau ("CFPB"), could result in the assessment of significant actual damages or statutory damages or penalties (including treble damages in some instances) and plaintiffs' attorneys' fees. We are subject to, and have paid amounts in settlement of, lawsuits containing allegations that our business violated the EFTA and Regulation E or otherwise advance claims for relief relating to our business practices (e.g., that we improperly held consumer funds or otherwise improperly limited consumer accounts).

In addition, the CFPB, pursuant to its market-monitoring authority, may require us to provide extensive information on our products and offerings. From time to time, we have received orders from the CFPB pursuant to such market-monitoring authority requiring us to provide, among other items, extensive information on our payment products, including with respect to the collection, use of, and access to data and consumer protections, as well as our Buy Now, Pay Later offerings.

Following the departure of the U.K. from the European Union ("EU") and the EEA on January 31, 2020 (commonly referred to as "Brexit"), effective November 1, 2023, PayPal's wholly-owned U.K. subsidiary received authorizations from the FCA as an electronic money institution and consumer credit firm, and registration as a cryptoasset business, subject to certain conditions that will require further implementation action by us. If we are unable to meet these requirements, our U.K. business and operations may be impacted and we may be subject to enforcement actions.

Anti-Money Laundering and Counter-Terrorist Financing; Economic and Trade Sanctions

Regulators globally continue to increase standards and expectations regarding anti-money laundering and counter-terrorist financing, and to expand the scope of existing laws and regulations to emerging products and markets, which may require us to further revise or expand our compliance program globally and/or in specific jurisdictions, including the procedures we use to verify the identity of our customers and to monitor international and domestic transactions. Such changes could have the effect of making compliance more costly and operationally difficult to manage, lead to increased friction for customers, and result in a decrease in business. Regulators regularly re-examine the transaction volume thresholds at which we must obtain and keep applicable records or the circumstances in which we must verify identities of customers, and any change to such obligations could result in greater compliance costs and impact our business. We are also required to comply with economic and trade sanctions administered by the U.S., the EU and its member states, the U.K., and other jurisdictions in which we operate. Non-compliance with anti-money laundering laws and regulations or economic and trade sanctions may subject us to significant fines, penalties, lawsuits, and enforcement actions, result in regulatory sanctions and additional compliance requirements, increase regulatory scrutiny of our business, restrict our operations, and damage our reputation and brands. Our compliance history may be considered by OFAC and other regulators as part of any potential future investigation of our sanctions regulation.

Privacy and Protection of Customer Data

The legal and regulatory environment relating to privacy and data protection laws continues to develop and evolve in ways we cannot predict, including with respect to technologies such as cloud computing, artificial intelligence, machine learning, cryptocurrency, and blockchain technology. Any failure or alleged failure by us to comply with our privacy policies as communicated to customers or with privacy and data protection laws relating to our collection, use, storage, transfer, or sharing of customer data with third parties could result in proceedings or actions against us by data protection authorities, other government agencies, or others, which could subject us to significant fines, penalties, judgments, and negative publicity, require us to change our business practices, increase the costs and complexity of compliance, result in reputational harm, and materially harm our business. Compliance with inconsistent privacy and data protection laws may also restrict or limit our ability to provide products and services to our customers.

PayPal relies on a variety of compliance methods to transfer personal data of EEA individuals to the U.S., including Binding Corporate Rules for internal transfers of certain types of personal data and Standard Contractual Clauses ("SCCs") as approved by the European Commission for transfers to and from third parties. Additionally, in July 2023, the EU-U.S. Data Privacy Framework, the U.K. Extension to the EU-U.S. Data Privacy Framework, and the Swiss-U.S. Data Privacy Framework became effective as additional mechanisms to enable transfers of personal data to the U.S. from the EU/EEA, the U.K., and Switzerland, respectively. The new Data Protection Framework (DPF) replaces prior transatlantic personal data transfer regimes that were invalidated by the Court of Justice of the European Union. As such, there are risks in solely relying on the DPF for internal transfers of personal data to the U.S. While PayPal intends to continue to rely on Binding Corporate Rule and SCCs and will evaluate the circumstances under which the DPF may be leveraged for transfers of personal data to the U.S., we may be subject to regulatory enforcement actions if our approach is deemed to be noncompliant.

Many jurisdictions in which we operate globally have enacted, or are in the process of enacting, data privacy legislation or regulations aimed at creating and enhancing individual privacy rights. For example, numerous U.S. states have enacted or are in the process of enacting state level data privacy laws and regulations governing the collection, use, and retention of their residents' personal information. The continued proliferation of privacy laws in the jurisdictions in which we operate is likely to result in a disparate array of privacy rules with unaligned or conflicting provisions, accountability requirements, individual rights, and national or local enforcement powers, which may subject us to increased regulatory scrutiny and business costs and could lead to unintended consumer confusion.

We are subject to regulatory scrutiny and may be subject to legal proceedings under antitrust and competition laws.

We are subject to scrutiny by various government agencies regarding antitrust and competition laws and regulations in the U.S. and internationally, including in connection with proposed or implemented business combinations, acquisitions, investments, partnerships, commercial agreements and business practices. Some jurisdictions also provide private rights of action for competitors or consumers to assert claims of anticompetitive conduct. Companies and government agencies have in the past alleged, and may in the future allege, that our actions violate the antitrust or competition laws in the U.S. or other jurisdictions in which we operate or otherwise constitute unfair competition, or that our products and services are used so broadly that otherwise uncontroversial business practices could be deemed anticompetitive. Any claims or investigations, even if without merit, may be costly to defend or respond to, involve negative publicity, and cause substantial diversion of management's time and effort, and could result in reputational harm, significant judgments, fines and other remedial actions against us, require us to change our business practices, make product or operational changes, or delay or preclude planned transactions, product launches or improvements.

We are regularly subject to general litigation, regulatory scrutiny, and government inquiries.

We are regularly subject to claims, individual and class action lawsuits, arbitration proceedings, government and regulatory investigations, inquiries, actions or requests, and other proceedings alleging violations of laws, rules, and regulations with respect to competition, antitrust, intellectual property, privacy, data protection, information security, anti-money laundering, counter-terrorist financing, sanctions, anti-bribery, anti-corruption, consumer protection (including unfair, deceptive, or abusive acts or practices), the terms of our customer agreements, fraud, accessibility, securities, tax, labor and employment, commercial disputes, services, charitable fundraising, contract disputes, escheatment of unclaimed or abandoned property, product liability, use of our services for illegal purposes, the matters described in "Note 13— Commitments and Contingencies—Litigation and Regulatory Matters—General Matters" to our consolidated financial statements, and other matters. The number and significance of these disputes and inquiries is expected to continue to increase as our products, services, and business expand in complexity, scale, scope, and geographic reach, including through acquisitions of businesses and technology. Investigations and legal proceedings are inherently uncertain, expensive and disruptive to our operations, and could result in substantial judgments, fines, penalties or settlements, negative publicity, substantial diversion of management's time and effort, reputational harm, criminal sanctions, or orders that prevent or limit us from offering certain products or services; require us to change our business practices or customer agreement terms in ways that may increase costs or reduce revenues, develop non-infringing or otherwise altered products or technologies, or pay substantial royalty or licensing fees; or delay or preclude planned transactions or product launches or improvements. Determining legal reserves or possible losses from such matters involves significant estimates and judgments and may not reflect the full range of uncertainties and unpredictable outcomes. We may be exposed to losses in excess of the amount recorded, and such amounts could be material. If our estimates and assumptions change or prove to have been incorrect, this could have a material adverse effect on our business, financial position, results of operations, or cash flows.

Third parties may allege that we are infringing their patents and other intellectual property rights.

We are frequently subject to litigation based on allegations of infringement or other violations of intellectual property rights. Intellectual property infringement claims against us may result from, among other things, our expansion into new business areas, including through acquisitions of businesses and technology, or new or expanded products and services and their convergence with technologies not previously associated with areas related to our business, products, and services. The ultimate outcome of any allegation or claim is often uncertain and any such claim, with or without merit, may be time-consuming to defend, result in costly litigation, divert management's time and attention from our business, result in reputational harm, and require us to, among other things, redesign or stop providing our products or services, pay substantial amounts to settle claims or lawsuits, satisfy judgments, or pay substantial royalty or licensing fees.

We may be unable to protect or enforce our intellectual property.

The protection of our proprietary rights, including our trademarks, copyrights, domain names, trade dress, patents and trade secrets, is important to the success of our business. Effective protection of our proprietary rights may not be available in every jurisdiction in which we offer our products and services. Although we have generally taken measures to protect our intellectual property, there can be no assurance that we will be successful in protecting or enforcing our rights in every jurisdiction, that our contractual arrangements will prevent or deter third parties from infringing or misappropriating our intellectual property, or that third parties will not independently develop equivalent or superior intellectual property rights. We may be required to expend significant time and resources to prevent infringement and enforce our rights, and we may be unable to discover or determine the extent of any unauthorized use of our proprietary rights. If we are unable to prevent third parties from infringing or otherwise violating our proprietary rights, the uniqueness and value of our products and services could be adversely affected, the value of our brands could be diminished, and our business could be adversely affected. We expect to continue to license in the future certain of our proprietary rights, such as trademarks or copyrighted material, to others. These licensees may take actions that diminish the value of our proprietary rights or harm our reputation.

Any failure to adequately protect or enforce our proprietary rights, or significant costs incurred in doing so, could diminish the value of our intangible assets and materially harm our business.

Business and Operations Risks

We face substantial and increasingly intense competition worldwide in the global payments industry.

The global payments industry is highly competitive, dynamic, highly innovative, and increasingly subject to regulatory scrutiny and oversight. Many of the areas in which we compete evolve rapidly with innovative and disruptive technologies, shifting user preferences and needs, price sensitivity of merchants and consumers, and frequent introductions of new products and services. Competition also may intensify as new competitors emerge, businesses enter into business combinations and partnerships, and established companies in other segments expand to become competitive with various aspects of our business.

We compete with a wide range of businesses in every aspect of our business. Some of our current and potential competitors are or may be larger than we are, have larger customer bases, greater brand recognition, longer operating histories, a dominant or more secure position, broader geographic scope, volume, scale, resources, and market share than we do, or offer products and services that we do not offer. Other competitors are or may be smaller or younger companies that may be more agile in responding to regulatory and technological changes and customer preferences. Our competitors may devote greater resources to the development, promotion, and sale of products and services, and/or offer lower prices or more effectively offer their own innovative programs, products, and services. We often partner with other businesses, and the ability to continue establishing these partnerships is important to our business. Competition for relationships with these partners is intense, and there can be no assurance that we will be able to continue to establish, grow, or maintain these partner relationships. If we are unable to differentiate our products and services from those of our competitors, drive value for our customers, or effectively and efficiently align our resources with our goals and objectives, we may not be able to compete effectively. See "Item 1. Business—*Competition*" of this Form 10-K for further discussion of the competitive environment in the markets where we operate.

Changes to payment card networks or bank fees, rules, or practices could harm our business.

To process certain transactions, we must comply with applicable payment card, bank or other network (collectively, "network") rules. The rules govern all aspects of a transaction on the networks, including fees and other practices. From time to time, the networks have increased the fees and assessments that they charge for transactions that access their networks. Certain networks have also imposed special fees or assessments for transactions that are executed through a digital wallet such as the one that PayPal offers. Our payment processors may have the right to pass any increases in fees and assessments on to us and to increase their own fees for processing. Any increase in interchange fees, special fees, or assessments for transactions that we pay to the networks or our payment processors could make our pricing less competitive, increase our operating costs, and reduce our operating income, which could materially harm our business, financial condition, and results of operations.

In some jurisdictions, government regulations have required payment card networks to reduce or cap interchange fees. Any changes in interchange fee rates or limitations, or their applicability to PayPal, could adversely affect our competitive position against payment card service providers and the revenue we earn from our branded card programs, require us to change our business practices, and harm our business.

We may also be subject to fines and other penalties assessed by networks resulting from any rule violations by us or our merchants. The networks set and interpret their rules, and have alleged from time to time that various aspects of our business model violate these rules, or our agreements with the networks. Such allegations may result in significant fines, penalties, damages, or other liabilities, adversely impact benefits to us under the agreements, or require changes in our business practices that may be costly and adversely affect our business, results of operations and financial condition. The network rules may also increase the cost of, impose restrictions on, or otherwise impact the development of, our products which may negatively affect product deployment and adoption. The networks could adopt new operating rules or interpret or re-interpret existing rules that we or our payment processors might find difficult or impractical to follow, or costly to implement, which could require us to make significant changes to our products, increase our operational costs, and negatively impact our business. If we become unable or limited in our ability to accept certain payment types such as debit or credit cards, our business would be materially and adversely affected.

Changes in how consumers fund their PayPal transactions could harm our business.

We pay transaction fees when consumers fund payment transactions using credit cards, lower fees when consumers fund payments with debit cards, and nominal fees when consumers fund payment transactions by electronic transfer of funds from bank accounts, from an existing PayPal account balance or Venmo account balance, or through our PayPal branded consumer credit products. Our financial performance is sensitive to changes in the rate at which our consumers fund payments using payment cards, which can significantly increase our costs. Although we provide consumers in certain markets with the opportunity to use their existing PayPal account balance or Venmo account balance to fund payment transactions, some of our consumers may prefer to use payment cards, which may offer features and benefits not provided as part of their PayPal accounts. Any increase in the portion of our payment volume funded using payment cards or in fees associated with our funding mix, or other events or developments that make it more difficult or costly for us to fund transactions with lower-cost funding options, could materially and adversely affect our financial performance and significantly harm our business.

Our credit products expose us to additional risks.

We offer credit products to a wide range of consumers and merchants in the U.S. and various international markets. The financial success of these products depends largely on the effective management of related risk. The credit decision-making process for our consumer credit products uses proprietary methodologies and credit algorithms and other analytical techniques designed to analyze the credit risk of specific consumers based on, among other factors, their past purchase and transaction history with PayPal or Venmo and their credit scores. Similarly, proprietary risk models and other indicators are applied to assess merchants who desire to use our merchant financing offerings to help predict their ability to repay. These risk models may not accurately predict the creditworthiness of a consumer or merchant due to inaccurate assumptions, including those related to the particular consumer or merchant, market conditions, economic environment, or limited transaction history or other data. The accuracy of these risk models and the ability to manage credit risk related to our credit products may also be affected by legal or regulatory requirements, changes in consumer behavior, changes in the economic environment, issuing bank policies, and other factors.

We generally rely on the activities and charters of unaffiliated financial institutions to provide PayPal and Venmo branded consumer credit and merchant financing offerings to our U.S. customers. As a service provider to these unaffiliated financial institutions, which are federally supervised U.S. financial institutions, we are subject from time to time to examination by their federal banking regulators. In the event of any termination or interruption in a partner bank's ability or willingness to lend, our ability to offer consumer credit and merchant financing products could be interrupted or limited, which could materially and adversely affect our business. We may be unable to reach a similar arrangement with another unaffiliated financial institution on favorable terms or at all. Obtaining and maintaining the lending licenses required for us to originate such loans ourselves would be a costly, time-consuming and uncertain process, and would subject us to additional laws and regulatory requirements, which could significantly increase our costs and compliance obligations and require us to change our business practices.

Merchant loans under our U.S. PayPal Working Capital ("PPWC") and PayPal Business Loan ("PPBL") products and certain U.S. installment loan products are provided by a state-chartered industrial bank under a program agreement with us, and we acquire the receivables generated by those loans from the state-chartered bank after origination. In June 2020, the Federal Deposit Insurance Corporation ("FDIC") approved a final rule clarifying that loans validly originated by state-chartered banks or insured branches of foreign banks remain valid throughout the lifetime of the loan, reflecting a similar rule finalized by the Office of the Comptroller of Currency ("OCC") in May 2020 for nationally chartered banks. The final rule reaffirms and codifies the so-called "valid-when-made doctrine," which provides that the permissibility of an interest rate for a loan is determined when the loan is made and will not be affected by subsequent events such as sale, assignment, or other transfer. While a number of state attorneys general have unsuccessfully challenged these FDIC and OCC rules, there remains some uncertainty whether non-bank entities purchasing loan receivables originated by FDIC-insured, state-chartered banks may rely on federal preemption of state usury laws and other state laws. An adverse outcome of these or similar challenges, or changes to applicable laws and regulations or regulatory policy, could materially impact our U.S. PPWC, PPBL, certain installment products, and our business.

We are subject to the risk that account holders who use our credit products will default on their payment obligations. The non-payment rate among account holders may increase due to, among other factors, changes to underwriting standards, risk models not accurately predicting the creditworthiness of a user, worsening economic conditions, such as a recession or government austerity programs, increases in prevailing interest rates, and high unemployment rates. Account holders who miss payments often fail to repay their loans, and account holders who file for protection under the bankruptcy laws generally do not repay their loans. Any deterioration in the performance of loans facilitated through our platform or unexpected losses on such loans may increase the risk of potential charge-offs, increase our allowance for loans and interest receivable, negatively impact our revenue share arrangement with an independent chartered financial institution with respect to our U.S. consumer credit products, and materially and adversely affect our financial condition and results of operations.

We currently purchase receivables related to our U.S. PayPal-branded merchant financing offerings and certain U.S. consumer installment loan products and extend credit for our consumer and merchant products outside the U.S. through our international subsidiaries. In June 2023, we entered into a multi-year agreement to sell up to €40 billion of U.K. and European buy now, pay later ("BNPL") loan receivables originated by PayPal (Europe) and PayPal U.K., consisting of the sale of a substantial majority of the U.K. and European BNPL loan portfolio held on PayPal (Europe)'s balance sheet at the closing of the transaction and a forward-flow arrangement for the sale of future originations of eligible loans, and in October 2023, we began selling those receivables. The sale of future eligible receivables is subject to certain conditions. If these conditions are not satisfied or waived or if the parties are unable to fulfill their obligations under these arrangements, the sale of these receivables could be delayed and we may not realize the expected benefits of this arrangement.

From time to time, we may consider other third-party sources of funding (including asset sales, warehouse facilities, forward-flow arrangements, securitizations, partnerships or other funding structures) for our credit portfolio or other receivables. The availability of such third-party funding is subject to a number of factors, including economic conditions and interest rates, and there can be no assurance that any such funding arrangements can be obtained on favorable terms or at all. If we are unable to fund our credit products or the purchase of the receivables related to our credit products and offerings adequately or in a cost-effective manner, the growth of our credit products and our results of operations and financial condition could be materially and adversely impacted.

We rely on third parties in many aspects of our business, which creates additional risk.

We rely on third parties in many aspects of our business, including networks, banks, payment processors, and payment gateways that link us to the payment card and bank clearing networks to process transactions; unaffiliated third-party lenders to originate our U.S. credit products to consumers, U.S. merchant financing, and branded credit card products; branded debit card and savings products issued by unaffiliated banks; cryptocurrency custodial service providers; and external business partners and contractors who provide key functions (e.g., outsourced customer support and product development functions; facilities; information technology, data center facilities and cloud computing). We are subject to additional risks inherent in engaging and relying upon third-party providers, including legal, regulatory, information security, reputational and operational risks. We are undertaking efforts to diversify our reliance on a small number of third-party payment processors in various markets. We are working with our primary payment processor in the U.S. to facilitate the migration of our arrangements to other payment processors over a transition period in connection with the wind-down of our agreement; however, if we are unable to timely and efficiently migrate our business to other payment processors or experience disruptions in connection with this transition, our business could be harmed. If we are unable to effectively manage our third-party relationships, these third parties are unable to meet their obligations to us, or we experience substantial disruptions in these relationships, our operations, results of operations, and financial results could be adversely impacted. Additionally, our relationships with third parties inherently involve a lesser degree of control over business operations, governance, and compliance, which potentially increases our financial, legal, reputational, and operational risk.

Any factors that reduce cross-border trade or make such trade more difficult could harm our business.

Cross-border trade (i.e., transactions where the merchant and consumer are in different countries) is an important source of our revenues and profits. Cross-border transactions generally provide higher revenues and operating income than similar transactions that take place within a single country or market. In certain markets, cross-border trade represents our primary (and in some instances our only) presence.

Cross-border trade may be negatively impacted by various factors including foreign currency exchange rate fluctuations, tariffs, trade barriers or restrictions, sanctions, import or export controls, and the interpretation and application of laws of multiple jurisdictions in the context of cross-border trade and foreign exchange. Any factors that increase the costs of cross-border trade for us or our customers or that restrict, delay, or make cross-border trade more difficult or impractical could reduce our cross-border transactions and volume, negatively impact our revenues and profits, and harm our business.

Failure to deal effectively with fraud, abusive behaviors, bad transactions, and negative customer experiences may increase our loss rate and could negatively impact our business and severely diminish merchant and consumer confidence in and use of our services.

We expect that third parties will continue to attempt to abuse access to and misuse our payments services to commit fraud by, among other things, creating fictitious PayPal accounts using stolen or synthetic identities or personal information, making transactions with stolen financial instruments, abusing or misusing our services for financial gain, or fraudulently inducing users of our systems into engaging in fraudulent transactions. Due to the nature of PayPal's digital payments services, third parties may seek to engage in abusive schemes or fraud attacks that are often difficult to detect and may be deployed at a scale that would otherwise not be possible in physical transactions. Measures to detect and reduce the risk of fraud and abusive behavior are complex, require continuous improvement, and may not be effective in detecting and preventing fraud, particularly new and continually evolving forms of fraud or in connection with new or expanded product offerings. If these measures are not effective, our business could be negatively impacted. We also incur substantial losses from erroneous transactions and situations where funding instruments used for legitimate transactions are closed or have insufficient funds to satisfy payments, or the payment is initiated to an unintended recipient in error. Numerous and evolving fraud schemes and misuse of our payments services could subject us to significant costs and liabilities, require us to change our business practices, cause us to incur significant remediation costs, lead to loss of customer confidence in, or decreased use of, our products and services, damage our reputation and brands, divert the attention of management from the operation of our business, and result in significant compensation or contractual penalties from us to our customers and their business partners as a result of losses or claims. While we actively seek to recover transaction losses where possible, such recoveries may be insufficient to compensate us for such losses.

Our Purchase and Seller Protection Programs ("protection programs") are intended to reduce the likelihood of losses for consumers and merchants from unauthorized and fraudulent transactions. Our Purchase Protection Program also protects consumers who do not receive the item ordered or who receive an item that is significantly different from its description. We incur substantial losses from our protection programs as a result of disputes filed by our customers. We seek to recover losses from our protection programs from the merchant, but may not be able to fully recover our losses (for example, if the merchant is unwilling or unable to pay, the transaction involves a fraudulent merchant, or the merchant provides sufficient evidence that the item was delivered).

In addition, consumers who pay through PayPal or Venmo may have reimbursement rights from their payment card issuer, which in turn will seek recovery from us. If losses incurred by us related to payment card transactions become excessive, we could lose the ability to accept payment cards for payment, which would negatively impact our business. Regulators and card networks may also adapt error resolution and chargeback requirements to account for evolving forms of fraud, which could increase PayPal's exposure to fraud losses and impact the scope of coverage of our protection programs. Increases in our loss rate, including as a result of changes to the scope of transactions covered by our protection programs, could negatively impact our business. See "Note 13—Commitments and Contingencies—*Protection Programs*" to our consolidated financial statements.

Failure to effectively monitor and evaluate the financial condition of our merchants may expose PayPal to losses. In the event of the bankruptcy, insolvency, business failure, or other business interruption of a merchant that sells goods or services in advance of the date of their delivery or use (e.g., airline, cruise, or concert tickets, custom-made goods, and subscriptions), we could be liable to the buyers of such goods or services, including through our Purchase Protection Program or through chargebacks on payment cards used by customers to fund their purchase. Allowances for transaction losses that we have established may be insufficient to cover incurred losses.

Use of our payments services for illegal activities or improper purposes could harm our business.

We expect that users will continue to attempt to use our payments platform for illegal activities or improper uses, including money laundering, terrorist financing, sanctions evasion, illegal online gambling, fraudulent sales of goods or services, illegal telemarketing activities, illegal sales of prescription medications or controlled substances, piracy of software, movies, music, and other copyrighted, trademarked or digital goods, bank fraud, child pornography, human trafficking, prohibited sales of alcoholic beverages or tobacco products, securities fraud, pyramid or Ponzi schemes, or the facilitation of other illegal or improper activity. Moreover, certain activity that may be legal in one jurisdiction may be illegal in another jurisdiction, and a merchant may be found responsible for intentionally or inadvertently importing or exporting illegal goods, resulting in liability for us. Owners of intellectual property rights or government authorities may seek to bring legal action against providers of payments solutions, including PayPal, that are peripherally involved in the sale of infringing or allegedly infringing items by a user. While we invest in measures intended to prevent and detect illegal activities that may occur on our payments platform, these measures require continuous improvement and may not be effective in detecting and preventing illegal activity or improper uses.

Any illegal or improper uses of our payments platform or failure by us to detect or prevent illegal or improper activity by our users may subject us to claims, individual and class action lawsuits, and government and regulatory requests, inquiries, or investigations that could result in liability, restrict our operations, impose additional restrictions or limitations on our business or require us to change our business practices, harm our reputation, increase our costs, and negatively impact our business.

Acquisitions, dispositions, strategic investments, and other strategic transactions could result in operating difficulties and could harm our business.

We expect to continue to consider and evaluate a wide array of potential strategic transactions as part of our overall business strategy, including business combinations, acquisitions, and dispositions of certain businesses, technologies, services, products, and other assets; strategic investments; and commercial and strategic partnerships (collectively, "strategic transactions"). At any given time, we may be engaged in discussions or negotiations with respect to one or more strategic transactions, any of which could, individually or in the aggregate, be material to our financial condition and results of operations. There can be no assurance that we will be successful in identifying, negotiating, consummating and integrating transaction opportunities. Strategic transactions may involve additional significant challenges, uncertainties, and risks, including challenges of obtaining regulatory or other approvals, integrating new employees, products, systems, technologies, operations, and business cultures; challenges associated with operating acquired businesses in markets or business areas in which we may have limited or no experience; disruption of our ongoing operations and diversion of our management's attention; inadequate data security, cybersecurity, or operational and information technology resilience; failure to identify, or our underestimation of, commitments, liabilities, deficiencies and other risks associated with acquired businesses or assets; potential exposure to new or incremental risks associated with acquired businesses and entities, strategic investments or other strategic transactions, including potential new or increased regulatory oversight and uncertain or evolving legal, regulatory, and compliance requirements, particularly with respect to companies in new or developing businesses or industries; challenges associated with dispositions of business or operations, including disruption to other parts of our business, potential loss of employees or customers, the transfer of technology and/or certain intellectual property rights to third-party purchasers, or exposure to unanticipated liabilities or ongoing obligations to us following any such dispositions; failure of the transaction to advance our business strategy or for its anticipated benefits to materialize; potential impairment of goodwill or other acquisition-related intangible assets; and the potential for our acquisitions to result in dilutive issuances of our equity securities or the incurrence of significant additional debt. Strategic transactions are inherently risky, may not be successful, and may harm our business, results of operations, and financial condition.

Strategic investments in which we have a minority ownership stake inherently involve a lesser degree of influence over business operations. The success of our strategic investments may be dependent on controlling shareholders, management, or other persons or entities that may have business interests, strategies, or goals that are inconsistent with ours. Business decisions or other actions or omissions of the controlling shareholders, management, or other persons or entities who control companies in which we invest may adversely affect the value of our investment, result in litigation or regulatory action against us, and damage our reputation.

Our international operations subject us to increased risks, which could harm our business.

Our international operations generate a significant portion of our net revenues. Our international operations subject us to significant challenges, uncertainties, and risks, including local regulatory, licensing, reporting, and legal obligations; costs and challenges associated with operating in markets in which we may have limited or no experience, including effectively localizing our products and services and adapting them to local preferences; difficulties in developing, staffing, and simultaneously managing a large number of varying foreign operations as a result of distance, language, and cultural differences and in light of varying laws, regulations, and customs; differing employment practices and the existence of works councils; difficulties in recruiting and retaining qualified employees and maintaining our company culture; fluctuations in foreign currency exchange rates; exchange control regulations; profit repatriation restrictions; potential tariffs, sanctions, fines, or other trade barriers or restrictions; import or export regulations; compliance with U.S. and foreign anti-bribery, anti-corruption, sanctions, anti-money laundering and counter-terrorist financing laws and regulations; the interpretation and application of laws of multiple jurisdictions; and national or regional political, economic, or social instability.

Our international operations also may heighten many of the other risks described in this "Risk Factors" section. Any violations of the complex foreign and U.S. laws, rules and regulations that may apply to our international operations may result in lawsuits, enforcement actions, criminal actions, or sanctions against us and, our directors, officers, and employees; prohibit or require us to change our business practices; and damage our reputation. Although we have implemented policies and procedures designed to promote compliance with these laws, there can be no assurance that our employees, contractors, or agents will not violate our policies. These risks are inherent in our international operations, may increase our costs of doing business internationally, and could materially and adversely affect our business.

ANNUAL REPORT

Global and regional economic conditions could harm our business.

Adverse global and regional economic conditions such as turmoil affecting the banking system or financial markets, including, but not limited to, tightening in the credit markets, extreme volatility or distress in the financial markets (including the fixed income, credit, currency, equity, and commodity markets), higher unemployment, high consumer debt levels, recessionary or inflationary pressures, supply chain issues, reduced consumer confidence or economic activity, government fiscal, monetary and tax policies, U.S. and international trade relationships, agreements, treaties, tariffs and restrictive actions, the inability of a government to enact a budget in a fiscal year, government shutdowns, government austerity programs, and other negative financial news or macroeconomic developments could have a material adverse impact on the demand for our products and services, including a reduction in the volume and size of transactions on our payments platform. Additionally, any inability to access the capital markets when needed due to volatility or illiquidity in the markets or increased regulatory liquidity and capital requirements may strain our liquidity position. Such conditions may also expose us to fluctuations in foreign currency exchange rates or interest rates that could materially and adversely affect our financial results.

If our reputation or our brands are damaged, our business and operating results may be harmed.

Our reputation and brands are globally recognized, important to our business, and affect our ability to attract and retain our customers. There are numerous ways our reputation or brands could be damaged. We may experience scrutiny or criticism from customers, partners, employees, government entities, media, advocacy groups, and other influencers or stakeholders that disagree with, among other things, our product offering decisions or public policy positions. Damage to our reputation or our brands may result from, among other things, new features, products, services, operational efforts, or terms of service (or changes to the same), or our decisions regarding user privacy, data practices, or information security. The proliferation of social media may increase and compound the likelihood, speed, magnitude, and unpredictability of negative brand events. If our brands or reputation are damaged, our business and operating results may be adversely impacted.

Real or perceived inaccuracies in our key metrics may harm our reputation and negatively affect our business.

Our key metrics are calculated using internal company data based on the activity we measure on our payments platform and compiled from multiple systems, including systems that are internally developed or acquired through business combinations. While the measurement of our key metrics is based on what we believe to be reasonable methodologies and estimates, there are inherent challenges and limitations in measuring our key metrics globally at scale. The methodologies used to calculate our key metrics require significant judgment.

We regularly review our processes for calculating these key metrics, and from time to time we may make adjustments to improve the accuracy or relevance of our metrics. For example, we continuously apply models, processes and practices designed to detect and prevent fraudulent account creation on our platforms, and work to improve and enhance those capabilities. When we detect a significant volume of illegitimate activity, we generally remove the activity identified from our key metrics. Although such adjustments may impact key metrics reported in prior periods, we generally do not update previously reported key metrics to reflect these subsequent adjustments unless the retrospective impact of process improvements or enhancements is determined by management to be material. Further, as our business develops, we may revise or cease reporting metrics if we determine that such metrics are no longer appropriate measures of our performance. If investors, analysts, or customers do not consider our reported measures to be sufficient or to accurately reflect our business, we may receive negative publicity, our reputation may be harmed, and our business may be adversely impacted.

Environmental, social and governance ("ESG") issues may have an adverse effect on our business, financial condition and results of operations and damage our reputation.

Investors, customers, employees, regulators, legislators and other stakeholders are increasingly focused on ESG matters and related disclosures, including with respect to cybersecurity, data privacy and protection, global talent and climate. If we are unable to comply with new laws and regulations or changes to legal or regulatory requirements concerning ESG matters, or fail to meet investor, industry or stakeholder expectations and standards, our reputation may be harmed, customers may choose to refrain from using our products and services, we may be subject to fines, penalties, regulatory or other enforcement actions, and our business or financial condition may be adversely affected. We may also experience additional scrutiny or criticism from investors, customers, partners, media, government entities, and other stakeholders if they perceive PayPal to not have acted appropriately with respect to ESG matters. If our ESG-related data, processes and reporting are incomplete or inaccurate, or if we fail to achieve progress with respect to ESG-related goals on a timely basis, or at all, our reputation, business, financial performance and growth could be adversely affected.

We specifically recognize the inherent physical climate-related risks where we conduct business. Our primary locations may be vulnerable to the adverse effects of climate change. For example, California, where our headquarters are located, has historically experienced, and is projected to continue to experience, extreme weather and natural disaster events more frequently, including drought, water scarcity, flooding, heat waves, wildfires and resultant air quality impacts, and power shutoffs associated with wildfire prevention. Such events may disrupt our business and may cause us to experience additional costs to maintain or resume operations and higher attrition.

If one or more of our counterparty financial institutions default on their financial or performance obligations to us or fail, we may incur significant losses.

We have significant amounts of cash, cash equivalents, receivables outstanding, and other investments on deposit or in accounts with banks or other financial institutions in the U.S. and international jurisdictions. As part of our foreign currency hedging activities, we regularly enter into transactions involving derivative financial instruments with various financial institutions. Certain banks and other financial institutions are also lenders under our credit facilities. We regularly monitor our concentration of, and exposure to counterparty risk, and actively manage this exposure to mitigate the associated risk. Despite these efforts, we may be exposed to the risk of default on obligations by, or deteriorating operating results or financial condition or failure of, these counterparty financial institutions. If one of our counterparty financial institutions were to become insolvent, placed into receivership, or file for bankruptcy, our ability to recover losses incurred as a result of default or to access or recover our assets that are deposited, held in accounts with, or otherwise due from, such counterparty may be limited due to the insufficiency of the failed institutions' estate to satisfy all claims in full or the applicable laws or regulations governing the insolvency, bankruptcy, or resolution proceedings. In the event of default on obligations by, or the failure of, one or more of these counterparties, we could incur significant losses, which could negatively impact our results of operations and financial condition.

If we are unable, or perceived as unable, to effectively manage customer funds, our business could be harmed.

We hold a substantial amount of funds belonging to our customers, including balances in customer accounts and funds being remitted to sellers of goods and services or recipients of person-to-person transactions. In certain jurisdictions where we operate, we are required to comply with applicable regulatory requirements with respect to customer balances. Our success is reliant on public confidence in our ability to effectively manage our customers' balances and handle substantial transaction volumes and amounts of customer funds. Any failure to manage customer funds in compliance with applicable regulatory requirements, or any public loss of confidence in us or our ability to effectively manage customer balances, could lead customers to discontinue or reduce their use of our products or reduce customer balances held with us, which could significantly harm our business.

There are risks associated with our indebtedness.

We have incurred indebtedness, and we may incur additional indebtedness in the future. Our ability to pay interest and repay the principal for our indebtedness is dependent upon our ability to manage our business operations and generate sufficient cash flows to service such debt. Our outstanding indebtedness and any additional indebtedness we incur may have significant consequences, including the need to use a significant portion of our cash flow from operations and other available cash to service our indebtedness, thereby reducing the funds available for other purposes, including capital expenditures, acquisitions, strategic investments, and share repurchases; the reduction of our flexibility in planning for or reacting to changes in our business, competitive pressures and market conditions; and limits on our ability to obtain additional financing for working capital, capital expenditures, acquisitions, strategic investments, share repurchases, or other general corporate purposes.

Our revolving credit facilities and the indentures for our senior unsecured notes pursuant to which certain of our outstanding debt securities were issued contain financial and other covenants that restrict or could restrict, among other things, our business and operations. If we fail to pay amounts due under a debt instrument or breach any of its covenants, the lenders or noteholders would typically have the right to demand immediate repayment of all borrowings thereunder (subject in certain cases to a grace or cure period). Moreover, any such acceleration and required repayment of, or default in respect of, our indebtedness could, in turn, constitute an event of default under other debt instruments, thereby resulting in the acceleration and required repayment of our indebtedness. Any of these events could materially adversely affect our liquidity and financial condition.

Changes by any rating agency to our outlook or credit rating could negatively affect the value of both our debt and equity securities and increase our borrowing costs. If our credit ratings are downgraded or other negative action is taken, the interest rates payable by us under our indebtedness may increase, and our ability to obtain additional financing in the future on favorable terms or at all could be adversely affected.

Changes in tax laws, exposure to unanticipated additional tax liabilities, or implementation of reporting or record-keeping obligations could have a material adverse effect on our business.

An increasing number of U.S. states, the U.S. federal government, and governments of foreign jurisdictions, such as the EU Commission, as well as international organizations, such as the Organization for Economic Co-operation and Development ("OECD"), are focused on tax reform and other legislative or regulatory action to increase tax revenue. For example, various countries have proposed or enacted digital services taxes and global minimum tax provisions under the Pillar Two OECD model rules. These actions may materially and adversely affect our effective tax rate, net income, and cash flows.

The determination of our worldwide provision for income taxes and other tax liabilities requires estimation and significant judgment, and there are many transactions and calculations for which the ultimate tax determination is uncertain. We are currently undergoing a number of investigations, audits, and reviews by tax authorities in multiple U.S. and foreign tax jurisdictions. Any adverse outcome of any such audit or review could result in unforeseen tax-related liabilities that differ from the amounts recorded in our financial statements, which may, individually or in the aggregate, materially affect our financial results in the periods for which such determination is made. While we have established reserves based on assumptions and estimates that we believe are reasonable to cover such eventualities, these reserves may prove to be insufficient.

In addition, our future income taxes could be adversely affected by the incurrence of losses or earnings being lower than anticipated in jurisdictions that have lower statutory tax rates, and earnings being higher than anticipated in jurisdictions that have higher statutory tax rates; by changes in the valuation of our deferred tax assets and liabilities, including as a result of gains on our foreign currency exchange risk management program; by changes in tax laws, regulations, or accounting principles; or by certain discrete items.

A number of U.S. states, the U.S. federal government, and foreign jurisdictions have implemented and may impose reporting or record-keeping obligations on companies that engage in or facilitate e-commerce to improve tax compliance. A number of jurisdictions are also reviewing whether payment service providers and other intermediaries could be deemed to be the legal agent of merchants for certain tax purposes. We have modified our systems to meet applicable requirements and expect that further modifications will be required to comply with future requirements, which may negatively impact our customer experience and increase operational costs. Any failure by us to comply with these and similar reporting and record-keeping obligations could result in substantial monetary penalties and other sanctions, adversely impact our ability to do business in certain jurisdictions, and harm our business.

We may be unable to attract, retain, and develop the highly skilled employees we need to support our business.

Competition for key and other highly skilled personnel is intense, especially for executive talent, software engineers, and other technology talent. We may be limited in our ability to recruit or hire internationally, including due to restrictive laws or policies on immigration, travel, or availability of visas for skilled workers. The loss of the services of any of our key personnel, or our inability to attract, hire, develop, motivate and retain key and other highly qualified and diverse talent, whether in a remote or in-office environment, or protect the safety, health and productivity of our workforce could harm our overall business and results of operations.

We are subject to risks associated with information disseminated through our products and services.

We may be subject to claims relating to information disseminated through our online services, including claims alleging defamation, libel, harassment, hate speech, breach of contract, invasion of privacy, negligence, copyright or trademark infringement, or other theories based on the nature and content of the materials disseminated through the services, among other things. We invest in measures intended to detect and block activities that may occur on our payments platform in violation of our policies and applicable laws. These measures require continuous improvement and may not be sufficiently effective in detecting and preventing the exchange of information in violation of our policies and applicable laws. If these measures are not sufficiently effective, our business could be negatively impacted. If the laws or regulations that provide protections for online dissemination of information are invalidated or are modified to reduce protections available to us and we become liable for information provided by our customers and carried on our products and services, we could be directly harmed and we may be forced to implement new measures to reduce our exposure, including expending substantial resources or discontinuing certain product or service offerings, which could harm our business.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

Cybersecurity Risk Management and Strategy

Our Information Security Program is designed to support the Company in identifying, protecting, detecting, responding to, and recovering from cybersecurity threats and incidents (collectively, "cybersecurity risks") with the intention to protect the confidentiality, integrity, and availability of our critical systems and information.

We design and regularly assess our Information Security Program guided by National Institute of Standards and Technology Cybersecurity Framework (NIST CSF) and ISO standards (including ISO 27001), proprietary controls and industry best practices.

Our Information Security Program is built on a three lines of defense model integrated into our overall Enterprise Risk and Compliance Management Program ("ERCM Program"). It shares common methodologies, reporting channels, and governance processes that apply across the ERCM Program to other legal, compliance, strategic, operational, and financial risk areas. The Program is governed by the Technology, Information Security, and Privacy Risk Management Committee and overseen by our Board of Directors ("Board") and its Audit, Risk and Compliance Committee ("ARC Committee").

The three lines of defense model is designed to provide a structure for risk accountability in the first line of defense ("FLOD"), effective challenge by the second line of defense ("SLOD"), and independent risk assurance by the third line of defense ("TLOD"). Our Office of the Chief Information Security Officer serves as FLOD and provides operational and technical controls and capabilities to protect against cybersecurity risks. The Technology and Information Security team serves as SLOD and provides independent oversight of our technology and cybersecurity risk mitigation practices and capabilities. As TLOD, Internal Audit independently assesses the effectiveness of our first and second line of defense organizations in managing cybersecurity risk and independently reports the results of audits to our ARC Committee to assist it in its oversight duties.

Our Information Security Program includes:

- Risk assessments designed to help identify material cybersecurity risks to our critical systems, information, products, services, and our broader enterprise Information Technology ("IT") environment;

- Regular testing of our systems to identify and address potential vulnerabilities;

- Integrated planning and preparedness activities supporting business continuity and operational resiliency;

- Security teams principally responsible for managing (1) our annual cybersecurity risk assessment processes, (2) our security controls, and (3) our response to cybersecurity incidents;

- A cybersecurity incident response plan that includes procedures for responding to cybersecurity incidents;

- 24/7 monitoring and measurement of cybersecurity threats through our PayPal Cyber Defense Center ("CDC");

- The use of external service providers, where appropriate, to assess, test or otherwise assist with aspects of our security controls;

- An information training and awareness program for our employees, contractors, incident response personnel, and senior management; and

- A third-party risk management framework designed to monitor and address risks from cybersecurity incidents of service providers, suppliers, and vendors that includes due diligence over third-party's information security and technology control environment at onboarding and periodically throughout the lifecycle of the relationship. In addition, our standard contractual terms require notification and communication from third parties in the event of a cybersecurity incident. We maintain procedures to respond to, manage and mitigate third-party cybersecurity events and vulnerabilities when identified.

For a description of risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have materially affected or are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition, see "Item 1A. Risk Factors" under the captions "*Cyberattacks and security vulnerabilities could result in serious harm to our reputation, business, and financial condition*" and "*Business interruptions or systems failures may impair the availability of our websites, applications, products or services, or otherwise harm our business.*"

Cybersecurity Governance

Our Board considers cybersecurity risk as part of its risk oversight function and has delegated to our ARC Committee oversight of cybersecurity and other information technology risks. The ARC Committee oversees PayPal's overall risk framework, including management's implementation of our cybersecurity risk management program, and reports to the full Board of Directors on a regular basis on cybersecurity and information technology risk management.

The ARC Committee receives periodic reports from the Chief Information Security Officer ("CISO") on our cybersecurity risks. Our CISO has numerous years of experience at PayPal and other organizations building security products, managing security infrastructure, providing a variety of security services, and overseeing incident response and management, escalation of security events, vulnerability scanning, and security defect management. Management also updates the ARC Committee, as necessary, regarding cybersecurity incidents.

The ARC Committee reports to the Board regarding its activities, including those related to cybersecurity risk oversight. The Board also receives briefings at least annually from management on our Information Security Program. Board members receive presentations on cybersecurity topics from our CISO and external experts from time to time as part of our continuing education to Board on topics relevant to their service as a member of our Board.

Our cybersecurity teams, overseen by our CISO, are responsible for assessing and managing our risks from cybersecurity threats, including defining security policy and board reporting of security risk. The CISO approves all security policies and oversees the identification, assessment, and management of cybersecurity risks, which provides a proactive and comprehensive approach to safeguarding our information assets. The teams have primary responsibility for our overall Information Security Program and supervise both our internal cybersecurity personnel and our external cybersecurity consultants. Our cybersecurity teams' experience includes cybersecurity incident response, in-depth security assessments and security emulation exercises to evaluate security profile, security research, education and outreach, and security tool development.

Our cybersecurity teams, in coordination with the CDC, supervise efforts to prevent, detect, mitigate, and remediate cybersecurity threats and incidents through the operation of our incident response plan and various other means, which may include briefings from internal security personnel, threat intelligence and other information obtained from governmental, public or private sources, including external consultants engaged by us, as well as alerts and reports produced by security tools deployed in the IT environment. The CDC team oversees, identifies, and addresses security threats aimed at safeguarding PayPal employees, consumers, and merchants.

Our CISO organization is responsible for independently identifying, measuring, monitoring, controlling and reporting aggregate risks and for setting policies for the management and oversight of risk. The organization monitors cyber regulation requirements, reviews impacts of new products and initiatives, conduct reviews of cyber assessments and testing activities and provides effective challenge to the FLOD risk management activities.

Item 2. Properties

We own and lease various properties in the United States ("U.S.") and other countries around the world. We use these properties for executive and administrative offices, customer services and operations centers, product development offices, and data centers. As of December 31, 2023, our owned and leased properties provided us with aggregate square footage as follows:

	United States	Other Countries	Total
	(In millions)		
Owned facilities	0.7	0.2	0.9
Leased facilities	1.3	1.6	2.9
TOTAL FACILITIES	**2.0**	**1.8**	**3.8**

We own a total of approximately 70 acres of land, with approximately 49 acres in the U.S. Our corporate headquarters are located in San Jose, California and occupy approximately 0.7 million of owned square feet.

Item 3. Legal Proceedings

The information set forth under "Note 13—Commitments and Contingencies—*Litigation and Regulatory Matters*" to the consolidated financial statements included in Part IV, Item 15 of this Form 10-K is incorporated herein by reference.

Item 4. Mine Safety Disclosures

Not applicable.

Part II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities

Common Stock

PayPal common stock is quoted on the NASDAQ Global Select Market under the ticker symbol "PYPL."

As of February 1, 2024, there were 3,942 holders of record of our common stock. The actual number of stockholders is significantly greater than this number of record holders, and includes stockholders who are beneficial owners but whose shares are held in street name by brokers and other nominees.

Dividend Policy

We have never paid any cash dividends and we currently do not anticipate paying any cash dividends in the foreseeable future.

Stock Repurchase Activity

In June 2022, our Board of Directors authorized a stock repurchase program that provides for the repurchase of up to $15 billion of our common stock, with no expiration from the date of authorization. Our stock repurchase program is intended to offset the impact of dilution from our equity compensation programs and, subject to market conditions and other factors, may also be used to make opportunistic repurchases of our common stock to reduce outstanding share count. Any share repurchases under our stock repurchase program may be made through open market transactions, block trades, privately negotiated transactions, including accelerated share repurchase agreements or other means at times and in such amounts as management deems appropriate, and will be funded from our working capital or other financing alternatives. Moreover, any stock repurchases are subject to market conditions and other uncertainties and we cannot predict if or when any stock repurchases will be made. We may terminate our stock repurchase program at any time without prior notice.

The stock repurchase activity under our stock repurchase program during the three months ended December 31, 2023 is summarized as follows:

	Total number of shares purchased	Average price paid per share[1]	Total number of shares purchased as part of publicly announced plans or programs	Approximate dollar value of shares that may yet be purchased under the plans or programs
		(In millions, except per share amounts)		
Balance as of September 30, 2023				$ 11,466
October 1, 2023 through October 31, 2023	1.8	$ 58.13	1.8	11,359
November 1, 2023 through November 30, 2023	1.9	$ 57.45	1.9	11,247
December 1, 2023 through December 31, 2023	6.4	$ 60.37	6.4	10,859
BALANCE AS OF DECEMBER 31, 2023	**10.1**		**10.1**	**$ 10,859**

[1] Average price paid per share for open market purchases includes broker commissions, but excludes excise tax.

ANNUAL REPORT

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following "Management's Discussion and Analysis of Financial Condition and Results of Operations" in conjunction with the audited consolidated financial statements and the related notes that appear in this report. Unless otherwise expressly stated or the context otherwise requires, references to "we," "our," "us," "the Company," and "PayPal" refer to PayPal Holdings, Inc. and its consolidated subsidiaries.

This Management's Discussion and Analysis of Financial Condition and Results of Operations focuses on a discussion of 2023 results as compared to 2022 results. For a discussion of 2022 results as compared to 2021 results, see "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" within our Form 10-K for the year ended December 31, 2022 filed with the SEC on February 10, 2023.

Business Environment

The Company

We are a leading technology platform that enables digital payments and simplifies commerce experiences on behalf of merchants and consumers worldwide. PayPal is committed to democratizing financial services to help improve the financial health of individuals and to increase economic opportunity for entrepreneurs and businesses of all sizes around the world. Our goal is to enable our merchants and consumers to manage and move their money anywhere in the world in the markets we serve, anytime, on any platform, and using any device when sending payments or getting paid, including person-to-person payments.

Regulatory Environment

We operate globally and in a rapidly evolving regulatory environment characterized by a heightened focus by regulators globally on all aspects of the payments industry, including countering terrorist financing, anti-money laundering, privacy, cybersecurity, and consumer protection. The laws and regulations applicable to us, including those enacted prior to the advent of digital payments, continue to evolve through legislative and regulatory action and judicial interpretation. New or changing laws and regulations, including changes to their interpretation and implementation, as well as increased penalties and enforcement actions related to non-compliance, could have a material adverse impact on our business, results of operations, and financial condition. We monitor these areas closely and are focused on designing compliant solutions for our customers.

Cybersecurity and Information Security

Cybersecurity and information security risks for global payments and technology companies like us have increased significantly in recent years. Although we have developed systems and processes designed to protect the data we manage, prevent data loss and other security incidents, and enable us to effectively respond to known and potential risks, and expect to continue to expend significant resources to bolster these protections, we remain subject to these risks and there can be no assurance that our security measures will provide sufficient security or prevent breaches or attacks. For additional information regarding our cybersecurity and information security risks, see "Item 1A. Risk Factors—*Cyberattacks and security vulnerabilities could result in serious harm to our reputation, business, and financial condition*" and "Item 1C. Cybersecurity."

Macroeconomic Environment

The broader implications of the macroeconomic environment, including uncertainty around recent international conflicts including the Russia and Ukraine conflict, supply chain shortages, a recession globally or in markets in which we operate, higher inflation rates, higher interest rates, and other related global economic conditions, remain unknown. A deterioration in macroeconomic conditions could continue to increase the risk of lower consumer spending, merchant and consumer bankruptcy, insolvency, business failure, higher credit losses, foreign currency exchange fluctuations, or other business interruption, which may adversely impact our business. If these conditions continue or worsen, they could adversely impact our future financial and operating results.

Overview of Results of Operations

The following table provides a summary of our consolidated financial results for the years ended December 31, 2023, 2022, and 2021:

	Year Ended December 31,			Percent Increase/(Decrease)	
	2023	2022	2021	2023	2022
	(In millions, except percentages and per share amounts)				
Net revenues	$ 29,771	$27,518	$25,371	8%	8%
Operating expenses	24,743	23,681	21,109	4%	12%
Operating income	5,028	3,837	4,262	31%	(10)%
Operating margin	17%	14%	17%	**	**
Other income (expense), net	383	(471)	(163)	181%	189%
Income tax expense (benefit)	1,165	947	(70)	23%	**
Effective tax rate	22%	28%	(2)%	**	**
NET INCOME (LOSS)	**$ 4,246**	**$ 2,419**	**$ 4,169**	76%	(42)%
Net income (loss) per diluted share	$ 3.84	$ 2.09	$ 3.52	84%	(41)%
Net cash provided by operating activities	$ 4,843	$ 5,813	$ 5,797	(17)%	—%

All amounts in tables are rounded to the nearest million, except as otherwise noted. As a result, certain amounts may not recalculate using the rounded amounts provided.
** Not meaningful.

Net revenues increased $2.3 billion, or 8%, in 2023 compared to 2022 driven primarily by growth in total payment volume ("TPV", as defined below under "Key Metrics") of 13%.

Total operating expenses increased $1.1 billion, or 4%, in 2023 compared to 2022 due primarily to an increase in transaction expense, partially offset by reductions in sales and marketing expense, restructuring and other, and technology and development expense.

Operating income increased $1.2 billion, or 31%, in 2023 compared to 2022 due to net revenues growing more than operating expenses. Our operating margin was 17% and 14% in 2023 and 2022, respectively, reflecting the positive impact of operating efficiencies in our business and gain on sale of a divested business, partially offset by the negative impact of an increase in transaction expense.

Net income increased by $1.8 billion, or 76%, in 2023 compared to 2022 due to the previously discussed increase in operating income of $1.2 billion and an increase of $854 million in other income (expense), net, driven primarily by net gains on strategic investments in the current period as compared to net losses and impairments on strategic investments in the prior period as well as higher interest income from an increase in interest rates, partially offset by an increase in income tax expense of $218 million primarily related to higher pre-tax income, inclusive of tax expense associated with net gains on strategic investments and the sale of a divested business.

Impact of Foreign Currency Exchange Rates

We have significant international operations that are denominated in foreign currencies, primarily the British pound, Euro, Australian dollar, and Canadian dollar, subjecting us to foreign currency exchange risk which may adversely impact our financial results. The strengthening or weakening of the United States ("U.S.") dollar versus foreign currencies in which we conduct our international operations impacts the translation of our net revenues and expenses generated in these foreign currencies into the U.S. dollar. In 2023, 2022, and 2021, we generated approximately 42%, 43%, and 46% of our net revenues from customers domiciled outside of the U.S., respectively. Because we generate substantial net revenues internationally, we are subject to the risks of doing business outside of the U.S., including those discussed under "Item 1A. Risk Factors."

We calculate the year-over-year impact of foreign currency exchange movements on our business using prior period foreign currency exchange rates applied to current period transactional currency amounts. While changes in foreign currency exchange rates affect our reported results, we have a foreign currency exchange exposure management program in which we use foreign currency exchange contracts, designated as cash flow hedges, intended to reduce the impact on earnings from foreign currency exchange rate movements. Gains and losses from these foreign currency exchange contracts are recognized as a component of transaction revenues or operating expenses (as applicable) in the same period the forecasted transactions impact earnings.

In the years ended December 31, 2023 and 2022, the year-over-year foreign currency exchange rate movements relative to the U.S. dollar had the following impact on our reported results:

	Year Ended December 31,	
	2023	2022
	(In millions)	
Favorable (unfavorable) impact to net revenues (exclusive of hedging impact)	$ 128	$ (949)
Hedging impact	111	462
Favorable (unfavorable) impact to net revenues	239	(487)
(Unfavorable) favorable impact to operating expense	(29)	492
NET FAVORABLE IMPACT TO OPERATING INCOME	**$ 210**	**$ 5**

While we enter into foreign currency exchange contracts to help reduce the impact on earnings from foreign currency exchange rate movements, it is impossible to predict or eliminate the total effects of this exposure.

We also use foreign currency exchange contracts, designated as net investment hedges, to reduce the foreign currency exchange risk related to our investment in certain foreign subsidiaries. Gains and losses associated with these instruments will remain in accumulated other comprehensive income (loss) until the underlying foreign subsidiaries are sold or substantially liquidated.

Given that we also have foreign currency exchange risk on our assets and liabilities denominated in currencies other than the functional currency of our subsidiaries, we have an additional foreign currency exchange exposure management program in which we use foreign currency exchange contracts to help offset the impact of foreign currency exchange rate movements on our assets and liabilities. The foreign currency exchange gains and losses on our assets and liabilities are recorded in other income (expense), net, and are offset by the gains and losses on the foreign currency exchange contracts. These foreign currency exchange contracts reduce, but do not entirely eliminate, the impact of foreign currency exchange rate movements on our assets and liabilities.

Additionally, in connection with transactions occurring in multiple currencies on our payments platform, we generally set our foreign currency exchange rates daily and may face financial exposure if we incorrectly set our foreign currency exchange rates or as a result of fluctuations in foreign currency exchange rates between the times that we set our foreign currency exchange rates and when transactions occur.

Key Metrics and Financial Results

Key Metrics

TPV, number of payment transactions, active accounts, and number of payment transactions per active account are key non-financial performance metrics ("key metrics") that management uses to measure the scale of our platform and the relevance of our products and services to our customers, and are defined as follows:

- *TPV* is the value of payments, net of payment reversals, successfully completed on our payments platform or enabled by PayPal via a partner payment solution, not including gateway-exclusive transactions.

- *Number of payment transactions* are the total number of payments, net of payment reversals, successfully completed on our payments platform or enabled by PayPal via a partner payment solution, not including gateway-exclusive transactions.

- An *active account* is an account registered directly with PayPal or a platform access partner that has completed a transaction on our platform, not including gateway-exclusive transactions, within the past 12 months. A platform access partner is a third party whose customers are provided access to PayPal's platform or services through such third party's login credentials, including individuals and entities that utilize Hyperwallet's payout capabilities. A user may register on our platform to access different products and may register more than one account to access a product. Accordingly, a user may have more than one active account. The number of active accounts provides management with additional perspective on the overall scale of our platform, but may not have a direct relationship to our operating results.

- *Number of payment transactions per active account* reflects the total number of payment transactions within the previous 12-month period, divided by active accounts at the end of the period. The number of payment transactions per active account provides management with insight into the average number of times an account engages in payments activity on our payments platform in a given period. The number of times a consumer account or a merchant account transacts on our platform may vary significantly from the average number of payment transactions per active account.

As our transaction revenue is typically correlated with TPV growth and the number of payment transactions completed on our payments platform, management uses these metrics to gain insights into the scale and strength of our payments platform, the engagement level of our customers, and underlying activity and trends which may be indicators of current and future performance. We present these key metrics to enhance investors' evaluation of the performance of our business and operating results.

Our key metrics are calculated using internal company data based on the activity we measure on our payments platform and compiled from multiple systems, including systems that are internally developed or acquired through business combinations. While the measurement of our key metrics is based on what we believe to be reasonable methodologies and estimates, there are inherent challenges and limitations in measuring our key metrics globally at our scale. The methodologies used to calculate our key metrics require significant judgment.

We regularly review our processes for calculating these key metrics, and from time to time we may make adjustments to improve the accuracy or relevance of our metrics. For example, we continuously apply models, processes, and practices designed to detect and prevent fraudulent account creation on our platforms, and work to improve and enhance those capabilities. When we detect a significant volume of illegitimate activity, we generally remove the activity identified from our key metrics. Although such adjustments may impact key metrics reported in prior periods, we generally do not update previously reported key metrics to reflect these subsequent adjustments unless the retrospective impact of process improvements or enhancements is determined by management to be material.

Net Revenues

Our revenues are classified into the following two categories:

- *Transaction revenues*: Net transaction fees charged to merchants and consumers on a transaction basis based on the TPV completed on our payments platform. Growth in TPV is directly impacted by the number of payment transactions that we enable on our payments platform. We generate additional revenue from merchants and consumers: on transactions where we perform currency conversion, when we enable cross-border transactions (i.e., transactions where the merchant and consumer are in different countries), to facilitate the instant transfer of funds for our customers from their PayPal or Venmo account to their bank account or debit card, to facilitate the purchase and sale of cryptocurrencies, as contractual compensation from sellers that violate our contractual terms (for example, through fraud or counterfeiting), and other miscellaneous fees.

- *Revenues from other value added services:* Net revenues derived primarily from revenue earned through partnerships, referral fees, subscription fees, gateway fees, and other services we provide to our merchants and consumers. We also earn revenues from interest and fees earned on our portfolio of loans receivable, and interest earned on certain assets underlying customer balances.

Our revenues can be significantly impacted by a number of factors, including the following:

- The mix of merchants, products, and services;

- The mix between domestic and cross-border transactions;

- The geographic region or country in which a transaction occurs; and

- The amount of our loans receivable outstanding with merchants and consumers.

Refer to "Part I, Item 1A, Risk Factors" in this Form 10-K for further discussion on factors that may impact our revenue.

Net Revenue Analysis

The components of our net revenues for the years ended December 31, 2023, 2022, and 2021 were as follows (in millions):



Transaction Revenues

Transaction revenues grew by $1.7 billion, or 7%, in 2023 compared to 2022 driven primarily by growth in TPV and the number of payment transactions from our Braintree products and services, partially offset by a decline in revenues from our core PayPal products and services, including declines in contractual compensation of $190 million from sellers that violated our contractual terms predominantly in international markets. Transaction revenues for the year ended December 31, 2023 were also impacted unfavorably by lower net gains due to hedging activities as compared to the same period of the prior year.

The graphs below present the respective key metrics (in millions) for the years ended December 31, 2023, 2022, and 2021:



* Reflects active accounts at the end of the applicable period.

The following table provides a summary of related metrics:

	Year Ended December 31,			Percent Increase/ (Decrease)	
	2023	2022	2021	2023	2022
Number of payment transactions per active account	58.7	51.4	45.4	14%	13%
Percent of cross-border TPV[(1)]	12%	13%	16%	**	**

[(1)] Cross-border TPV occurs primarily between two PayPal accounts in different countries and includes transactions initiated through our Xoom product.
** Not meaningful

We had active accounts of 426 million and 435 million as of December 31, 2023 and 2022, respectively, a decrease of 2%. Number of payment transactions was 25.0 billion and 22.3 billion for the years ended December 31, 2023 and 2022, respectively, an increase of 12%. TPV was $1.53 trillion and $1.36 trillion or the years ended December 31, 2023 and 2022, respectively, an increase of 13%.

Transaction revenues growth was lower than the growth in TPV and the number of payment transactions in 2023 due primarily to a decline in revenues from core PayPal products and services, an unfavorable impact from hedging, and declines in foreign currency exchange fees.

Revenues From Other Value Added Services

Revenues from other value added services increased by $602 million, or 26%, in 2023 compared to 2022 due primarily to increases in interest earned on certain assets underlying customer account balances resulting from higher interest rates, and to a lesser extent, interest and fee revenue on our loans receivable portfolio driven by consumer interest-bearing installment loans and consumer revolving loans. These drivers positively impacting revenues from other value added services were partially offset by a decline in revenue earned from our PayPal Honey product and a lower revenue share earned from an independent chartered financial institution ("partner institution").

Consumers that have outstanding loans and interest receivable due to our partner institution may experience hardships that result in losses recognized by the partner institution, which may result in a decrease in our revenue share earned in future periods. In the event the overall return on the PayPal branded credit programs funded by the partner institution does not meet a minimum rate of return ("minimum return threshold") in a particular quarter, our revenue share for that period would be zero. Further, in the event the overall return on the PayPal branded credit programs managed by the partner institution does not meet the minimum return threshold as measured over four consecutive quarters and in the following quarter, we would be required to make a payment to the partner institution, subject to certain limitations. Through December 31, 2023, the overall return on the PayPal branded credit programs funded by the partner institution exceeded the minimum return threshold.

Seasonality

The Company does not experience meaningful seasonality with respect to net revenues. No individual quarter in 2023, 2022, or 2021 accounted for more than 30% of annual net revenue.

Operating Expenses

The following table summarizes our operating expenses and related metrics we use to assess the trends in each:

	Year Ended December 31,			Percent Increase/ (Decrease)	
	2023	2022	2021	2023	2022
	(In millions, except percentages)				
Transaction expense	$ 14,385	$ 12,173	$ 10,315	18%	18%
Transaction and credit losses	1,682	1,572	1,060	7%	48%
Customer support and operations	1,919	2,120	2,075	(9)%	2%
Sales and marketing	1,809	2,257	2,445	(20)%	(8)%
Technology and development	2,973	3,253	3,038	(9)%	7%
General and administrative	2,059	2,099	2,114	(2)%	(1)%
Restructuring and other	(84)	207	62	(141)%	234%
TOTAL OPERATING EXPENSES	**$ 24,743**	**$ 23,681**	**$ 21,109**	**4%**	**12%**
Transaction expense rate[1]	0.94%	0.90%	0.83%	**	**
Transaction and credit loss rate[2]	0.11%	0.12%	0.09%	**	**

[1] Transaction expense rate is calculated by dividing transaction expense by TPV.
[2] Transaction and credit loss rate is calculated by dividing transaction and credit losses by TPV.
** Not meaningful.

Transaction Expense

Transaction expense is primarily composed of the costs we incur to accept a customer's funding source of payment. These costs include fees paid to payment processors and other financial institutions when we draw funds from a customer's credit or debit card, bank account, or other funding source they have stored in their digital wallet. We refer to the allocation of funding sources used by our consumers as our "funding mix." The cost of funding a transaction with a credit or debit card is generally higher than the cost of funding a transaction from a bank or through internal sources such as a PayPal or Venmo account balance or our consumer credit products. As we expand the availability and presentation of alternative funding sources to our customers, our funding mix may change, which could increase or decrease our transaction expense rate. The cost of funding a transaction is also impacted by the geographic region or country in which a transaction occurs, as we generally pay lower rates for transactions funded with credit or debit cards outside the U.S. Our transaction expense rate is impacted by changes in product mix, merchant mix, regional mix, funding mix, and fees paid to payment processors and other financial institutions. Macroeconomic environment changes may also result in behavioral shifts in consumer spending patterns affecting the type of funding source they use, which could also impact the funding mix.



Transaction expense (in millions)

Transaction expense increased by $2.2 billion, or 18%, in 2023 compared to 2022 due primarily to an increase in TPV of 13% and unfavorable changes in product mix. The increase in transaction expense rate in 2023 compared to 2022 was also attributable to unfavorable changes in product mix with a higher proportion of TPV from unbranded card processing volume, which generally has higher expense rates than other products and services, partially offset by favorable changes in regional mix with respect to our core PayPal products and services. For the years ended December 31, 2023, 2022, and 2021, approximately 36%, 35%, and 39% of TPV, respectively, was generated outside of the U.S.

Transaction and Credit Losses

Transaction losses include the expense associated with our customer protection programs, fraud, and chargebacks. Credit losses include the current expected credit losses associated with our merchant and consumer loans receivable portfolio. Our transaction and credit losses fluctuate depending on many factors, including TPV, product mix, current and projected macroeconomic conditions such as unemployment rates, retail e-commerce sales and household disposable income, merchant insolvency events, changes to and usage of our customer protection programs, the impact of regulatory changes, and the credit quality of loans receivable arising from transactions funded with our credit products for consumers and loans and advances to merchants. Estimating our current expected credit loss allowances for our loans receivable portfolios is an inherently uncertain process and the ultimate losses we incur may vary from the current estimates. We regularly update our allowance estimates as new facts become known and events occur that may impact the ultimate losses incurred. A deterioration in macroeconomic conditions or other factors beyond those considered in our estimates could result in credit losses that exceed our current estimated credit losses and adversely impact our future operating results.

The components of our transaction and credit losses for the years ended December 31, 2023, 2022, and 2021 were as follows (in millions):



Transaction and credit losses increased by $110 million, or 7%, in 2023 compared to 2022.

Transaction losses were approximately $1.2 billion for both 2023 and 2022, reflecting a slight increase of $22 million, or 2%. Transaction loss rate (transaction losses divided by TPV) was 0.08%, 0.09%, and 0.09% for the years ended December 31, 2023, 2022, and 2021, respectively. The increase in transaction losses in 2023 was primarily attributable to lower recoveries compared to 2022 and higher losses related to fraud schemes, partially offset by a $39 million loss related to an ongoing merchant insolvency proceeding in 2022 with no activity of comparable individual magnitude in the current period.

Credit losses increased by $88 million in 2023 compared to 2022. The components of credit losses for the years ended December 31, 2023, 2022, and 2021 were as follows (in millions):

	Year Ended December 31,		
	2023[3]	2022	2021
Net charge-offs[1]	$ 549	$ 267	$ 219
Reserve build (release)[2]	(59)	135	(312)
CREDIT LOSSES	**$ 490**	**$ 402**	**$ (93)**

[1] Net charge-offs includes principal charge-offs partially offset by recoveries for consumer and merchant receivables.
[2] Reserve build (release) represents change in allowance for principal receivables excluding foreign currency remeasurement.
[3] Includes changes in the allowance due to the reclassification of loans and interest receivable to or from held for sale.

The provision in the years ended December 31, 2023 and 2022 was primarily attributable to loan originations during the respective periods and a deterioration in the credit quality of loans outstanding. During 2023 and 2022, allowances for our merchant and consumer portfolios included qualitative adjustments that took into account uncertainty with respect to macroeconomic conditions, and around the financial health of our borrowers, including the effectiveness of loan modification programs made available to merchants.

Consumer Loan Portfolio

As of December 31, 2023, loans and interest receivable, held for sale was $563 million. Loans and interest receivable, held for sale, represents the portion of our installment consumer receivables that we intend to sell. This portfolio includes the substantial majority of our United Kingdom ("U.K.") and other European buy now, pay later loan receivables. In June 2023, we entered into a multi-year agreement with a global investment firm to sell up to €40 billion of U.K. and other European buy now, pay later loan receivables, consisting of eligible loans and interest receivables, including a forward-flow arrangement for the sale of future originations of eligible loans over a 24-month commitment period (collectively, "eligible consumer installment receivables"). For additional information, see "Note 1—Overview and Summary of Significant Accounting Policies" in the notes to the consolidated financial statements included in this Form 10-K.

The consumer loans and interest receivable balance as of December 31, 2023 and 2022 was $4.8 billion and $5.9 billion, respectively, net of participation interest sold, representing a year-over-year decrease of 19% driven by the sale of eligible consumer installment receivables in the U.K. and other European countries, as discussed above, partially offset by the expansion of our revolving credit product in the U.K. and our installment credit products in Japan.

The following table provides information regarding the credit quality of our consumer loans and interest receivable balance:

	December 31,	
	2023	2022
Percent of consumer loans and interest receivable current[1]	95.4%	97.1%
Percent of consumer loans and interest receivable > 90 days outstanding[1], [2]	2.2%	1.4%
Net charge-off rate[1], [3]	7.2%	4.5%

[1]   Amounts as of December 31, 2023 exclude loans and interest receivable, held for sale.
[2]   Represents percentage of balances which are 90 days past the billing date or contractual repayment date, as applicable.
[3]   Net charge-off rate is the annualized ratio of net credit losses during the three months ended December 31, 2023, excluding fraud losses, on consumer loans as a percentage of the average daily amount of consumer loans and interest receivable balance during the same period.

The increase in net charge-off rate for consumer loans and interest receivable at December 31, 2023 as compared to December 31, 2022 was primarily due to the sale of eligible consumer installment receivables, as discussed above, and deterioration in the credit quality of the U.S. interest-bearing installment product.

We continue to evaluate and modify our acceptable risk parameters related to our consumer loan portfolio in response to the changing macroeconomic environment. In response to declining performance, a number of risk mitigation strategies were implemented in the third quarter of 2023, which resulted in reduced originations for our U.S. interest-bearing installment product.

Merchant Loan Portfolio

We offer access to merchant finance products for certain small and medium-sized businesses, which we refer to as our merchant finance offerings. Total merchant loans, advances, and interest and fees receivable outstanding, net of participation interest sold, as of December 31, 2023 and December 31, 2022 was $1.2 billion and $2.1 billion, respectively, reflecting a decline of 44% due primarily to a decrease in originations related to our PayPal Business Loan ("PPBL") products in the U.S.

The following table provides information regarding the credit quality of our merchant loans, advances, and interest and fees receivable balance:

	December 31,	
	2023	2022
Percent of merchant loans, advances, and interest and fees receivable current	87.0%	90.7%
Percent of merchant loans, advances, and interest and fees receivable > 90 days outstanding[1]	5.6%	3.7%
Net charge-off rate [2]	18.8%	4.5%

[1]   Represents percentage of balances which are 90 days past the original expected or contractual repayment period, as applicable.
[2]   Net charge-off rate is the annualized ratio of net credit losses during the three months ended December 31, 2023, excluding fraud losses, on merchant loans and advances as a percentage of the average daily amount of merchant loans, advances, and interest and fees receivable balance during the same period.

The decrease in the percent of current merchant receivables, increase in percent of merchant receivables greater than 90 days outstanding, and increase in the net charge-off rate for merchant receivables at December 31, 2023 as compared to December 31, 2022 were primarily due to the expansion of acceptable risk parameters in 2022, which resulted in a decline in the overall credit quality of loans outstanding related to our PPBL product. The significant decline in the merchant receivable portfolio year-over-year due to repayments and reduced originations also resulted in higher delinquency and charge-off rates as a percentage of outstanding loan balance as of December 31, 2023.

We continue to evaluate and modify our acceptable risk parameters related to our merchant loan portfolio in response to the changing macroeconomic environment. In response to declining performance, a number of risk mitigation strategies were implemented throughout 2023, which resulted in reduced originations for our PPBL product.

For additional information, see "Note 11—Loans and Interest Receivable" in the notes to the consolidated financial statements, and "Item 1A. Risk Factors—*Our credit products expose us to additional risks*" included in this Form 10-K.

Customer Support and Operations

Customer support and operations includes costs incurred in our global customer operations centers, including costs to provide call support to our customers, costs to support our trust and security programs protecting our merchants and consumers, and other costs incurred related to the delivery of our products, including payment devices, card production, and customer onboarding and compliance costs.

Customer support and operations (in millions)



Customer support and operations costs decreased $201 million, or 9%, in 2023 compared to 2022 due primarily to a decline in employee-related costs, contractors and consulting costs, and customer onboarding and compliance costs.

Sales and Marketing

Sales and marketing includes costs incurred for customer acquisition, business development, advertising, and marketing programs.

Sales and marketing (in millions)



Sales and marketing expenses decreased $448 million, or 20%, in 2023 compared to 2022 due primarily to lower spending on targeted user incentives and marketing campaigns, and to a lesser extent, a decline in amortization of acquired intangibles.

Technology and Development

Technology and development includes costs incurred in connection with the development of our payments platform, new products, and the improvement of our existing products, including the amortization of software and website development costs incurred in developing our payments platform, which are capitalized. It also includes acquired developed technology and our site operations and other infrastructure costs incurred to support our payments platform.

Technology and development (in millions)



Technology and development expenses decreased $280 million, or 9%, in 2023 compared to 2022 due primarily to lower intangible amortization and a decline in costs related to contractors and consultants.

General and Administrative

General and administrative includes costs incurred to provide support to our business, including legal, human resources, finance, risk and compliance, executive, and other support operations.

General and administrative (in millions)



General and administrative expenses decreased $40 million, or 2%, in 2023 compared to 2022 due primarily to a decline in depreciation expense and facilities costs.

Restructuring and Other

Restructuring and other primarily consist of restructuring expenses, asset impairment charges, gain on sale of divested business, and losses on loans and interest receivable, held for sale.

Restructuring and other (in millions)



Restructuring and other decreased by $291 million in 2023 compared to 2022 primarily resulting from gain on sale of a divested business, partially offset by restructuring charges, asset impairment charges, and fair value adjustments on loans and interest receivable, held for sale.

In the fourth quarter of 2023, we completed the sale of Happy Returns and recorded a pre-tax gain of $339 million, net of transaction costs. For additional information on the divestiture, see "Note 4—Business Combinations and Divestitures" in the notes to the consolidated financial statements included in this Form 10-K.

During the first quarter of 2023, management initiated a global workforce reduction intended to focus resources on core strategic priorities, and improve our cost structure and operating efficiency. The associated restructuring charges during the year ended December 31, 2023 were $122 million. We primarily incurred employee severance and benefits costs, which were substantially completed in the fourth quarter of 2023. The estimated reduction in annualized employee-related costs associated with the impacted workforce was approximately $280 million, including approximately $85 million in stock-based compensation. We expect to reinvest a portion of the reduction in annual costs associated with the impacted workforce to drive business priorities.

During the first quarter of 2022, management initiated a strategic reduction of the existing global workforce intended to streamline and optimize our global operations to enhance operating efficiency. This effort focused on reducing redundant operations and simplifying our organizational structure. The associated restructuring charges during the year ended December 31, 2022 were $121 million. We primarily incurred employee severance and benefits costs, as well as associated consulting costs. The strategic actions associated with this plan were substantially completed by the fourth quarter of 2022.

For information on the associated restructuring liabilities, see "Note 17—Restructuring and Other" in the notes to the consolidated financial statements included in this Form 10-K.

Additionally, we are continuing to review our real estate and facility capacity requirements due to our new and evolving work models. We incurred asset impairment charges of $61 million and $81 million in the years ended December 31, 2023 and 2022, respectively, due to exiting certain leased properties, which resulted in a reduction of right-of-use lease assets and related leasehold improvements.

In the year ended December 31, 2023, we recognized a gain of $17 million due to the sale of an owned property. We also incurred a loss of $14 million related to another owned property, which was previously held for sale, in the year ended December 31, 2023.

During the year ended December 31, 2023, approximately $74 million of losses were recorded in restructuring and other, which included net loss on sale of loans and interest receivable previously held for sale (inclusive of transaction costs) and fair value adjustments in order to measure loans and interest receivable, held for sale, at the lower of cost or fair value.

Other Income (Expense), Net

Other income (expense), net of $383 million in 2023 increased $854 million compared to $(471) million in 2022 due primarily to net gains on strategic investments in the current period compared to net losses and impairments in the prior period and higher interest income from an increase in interest rates.

Income Tax Expense (Benefit)

Our effective income tax rate was 22% in 2023 and 28% in 2022. The decrease in our effective income tax rate in 2023 compared to 2022 was primarily attributable to higher tax expense in the prior year related to the intra-group transfer of intellectual property. See "Note 16—Income Taxes" to the consolidated financial statements included in this Form 10-K for more information on our effective tax rate.

Liquidity and Capital Resources

We require liquidity and access to capital to fund our global operations, including our customer protection programs, credit products, capital expenditures, investments in our business, potential acquisitions and strategic investments, working capital, and other cash needs. We believe that our existing cash, cash equivalents, and investments, cash expected to be generated from operations, and our expected access to capital markets, together with potential external funding through third party sources, will be sufficient to meet our cash requirements within the next 12 months and beyond.

Sources of Liquidity

Cash, Cash Equivalents, and Investments

The following table summarizes our cash, cash equivalents, and investments as of December 31, 2023 and 2022:

	Year Ended December 31,	
	2023	2022
	(In millions)	
Cash, cash equivalents, and investments[1][2]	$ 15,493	$ 13,723

[1] Excludes assets related to funds receivable and customer accounts of $38.9 billion and $36.3 billion as of December 31, 2023 and 2022, respectively.

[2] Excludes total restricted cash of $3 million and $17 million at December 31, 2023 and 2022, respectively, and strategic investments of $1.8 billion and $2.1 billion at December 31, 2023 and 2022, respectively.

Cash, cash equivalents, and investments held by our foreign subsidiaries were $10.0 billion at December 31, 2023 and $8.6 billion at December 31, 2022, or 64% and 62%, of our total cash, cash equivalents, and investments as of those respective dates. At December 31, 2023, all of our cash, cash equivalents, and investments held by foreign subsidiaries were subject to U.S. taxation under Subpart F, Global Intangible Low Taxed Income ("GILTI") or the one-time transition tax under the Tax Cuts and Jobs Act of 2017 ("Tax Act"). Subsequent repatriations to the U.S. will not be taxable from a U.S. federal tax perspective, but may be subject to state income or foreign withholding tax.

A significant aspect of our global cash management activities involves meeting our customers' requirements to access their cash while simultaneously meeting our regulatory financial ratio commitments in various jurisdictions. Our global cash balances are required not only to provide operational liquidity to our businesses, but also to support our global regulatory requirements across our regulated subsidiaries. Accordingly, not all of our cash is available for general corporate purposes.

Cash Flows

The following table summarizes our consolidated statements of cash flows:

	Year Ended December 31,		
	2023	2022	2021
	(In millions)		
Net cash provided by (used in):			
Operating activities	$ 4,843	$ 5,813	$ 5,797
Investing activities	752	(3,328)	(5,149)
Financing activities	(2,993)	(1,203)	(557)
Effect of exchange rates on cash, cash equivalents, and restricted cash	76	(155)	(102)
NET INCREASE (DECREASE) IN CASH, CASH EQUIVALENTS, AND RESTRICTED CASH	**$ 2,678**	**$ 1,127**	**$ (11)**

Operating Activities

Cash flows from operating activities includes net income adjusted for certain non-cash expenses, timing differences between expenses recognized for provision for transaction and credit losses and actual cash transaction losses incurred, and changes in other assets and liabilities. Significant non-cash expenses for the period include depreciation and amortization and stock-based compensation. The cash impact from actual transaction losses incurred during a period is reflected as changes in other assets and liabilities. The expenses recognized during the period for provision for credit losses are estimates of current expected credit losses on our merchant and consumer credit products. Actual charge-offs of receivables related to our merchants and consumer credit products have no impact on cash from operating activities.

The net cash provided by operating activities of $4.8 billion in 2023 was due primarily to operating income of $5.0 billion, as well as adjustments for non-cash expenses including provision for transaction and credit losses of $1.7 billion, stock-based compensation of $1.5 billion, and depreciation and amortization of $1.1 billion. Cash flows from operating activities was also impacted by proceeds from repayments and sales of loans receivable, originally classified as held for sale, of $10.8 billion and changes in other assets of $203 million. These changes, which favorably impacted cash generated from operations, were offset by originations of loans receivable, held for sale of $11.5 billion, actual cash transaction losses incurred during the period of $1.2 billion, changes in deferred income taxes of $668 million, gain on divestiture of business, excluding transaction costs, of $356 million, net accretion of investments purchased at a discount of $367 million, and changes in liabilities of $222 million.

The net cash provided by operating activities of $5.8 billion in 2022 was due primarily to operating income of $3.8 billion, as well as adjustments for non-cash expenses including provision for transaction and credit losses of $1.6 billion, depreciation and amortization of $1.3 billion, and stock-based compensation of $1.3 billion. Cash flows from operating activities was also impacted by net losses on our strategic investments of $304 million, and an increase in other liabilities of $856 million. These changes, which favorably impacted cash generated from operations, were partially offset by actual cash transaction losses incurred during the period of $1.2 billion and changes in deferred income taxes of $811 million.

Cash paid for income taxes, net in 2023, 2022, and 2021 was $2.1 billion, $878 million, and $474 million, respectively. Included within cash paid for income taxes for 2023 is $106 million related to the purchase of transferable tax credits as authorized by the Inflation Reduction Act of 2022.

Investing Activities

Cash flows from investing activities includes purchases, maturities and sales of investments; cash paid for acquisitions and strategic investments; purchases and sales of property and equipment; purchases, originations, sales, and principal repayment of loans receivable, originally classified as held for investment; changes in funds receivable; and changes in collateral posted related to derivative instruments, net.

The net cash provided by investing activities of $752 million in 2023 was due primarily to proceeds from repayments and sales of loans receivable, originally classified as held for investment, of $26.7 billion, maturities and sales of investments of $24.3 billion, and proceeds from divestiture of business, net of cash divested, of $466 million. These cash inflows were partially offset by purchases and originations of loans receivable of $25.2 billion, purchases of investments of $22.0 billion, changes in funds receivable from customers of $2.9 billion, and purchases of property and equipment of $623 million.

The net cash used in investing activities of $3.3 billion in 2022 was due primarily to purchases and originations of loans receivable of $28.2 billion, purchases of investments of $20.2 billion, changes in funds receivable from customers of $2.7 billion, and purchases of property and equipment of $706 million. These cash outflows were partially offset by principal repayment of loans receivable of $24.9 billion and maturities and sales of investments of $23.4 billion.

Financing Activities

Cash flows from financing activities includes proceeds from issuance of common stock, purchases of treasury stock, tax withholdings related to net share settlements of equity awards, borrowings and repayments under financing arrangements, changes in funds payable and amounts due to customers, and changes in collateral received related to derivative instruments, net.

The net cash used in financing activities of $3.0 billion in 2023 was due primarily to the repurchase of $5.0 billion of our common stock under our stock repurchase programs, repayments of borrowings under financing arrangements of $1.1 billion (including principal repayment of fixed rate debt that matured in June 2023 and repayment of borrowings under our Paidy credit agreement), tax withholdings of $257 million related to net share settlement of equity awards, and a decline in collateral received related to derivative instruments of $197 million. These cash outflows were partially offset by changes in funds payable and amounts due to customers of $1.9 billion and borrowings under financing arrangements of $1.5 billion (including proceeds from the issuance of fixed rate debt in June 2023, borrowings under our Paidy credit agreement, and short-term overdraft borrowings).

The net cash used in financing activities of $1.2 billion in 2022 was due primarily to the repurchase of $4.2 billion of our common stock under our stock repurchase programs, repayments of borrowings under financing arrangements of $1.7 billion (including the repurchase and redemption of certain fixed rate notes and repayment of borrowings under a prior credit agreement), and tax withholdings of $336 million related to net share settlement of equity awards. These cash outflows were partially offset by borrowings under financing arrangements of $3.5 billion (including proceeds from the issuance of fixed rate debt in May 2022 and borrowings under our Paidy credit agreements) and changes in funds payable and amounts due to customers of $1.4 billion.

Effect of Exchange Rates on Cash, Cash Equivalents, and Restricted Cash

Foreign currency exchange rates had a positive impact of $76 million and negative impact of $155 million on cash, cash equivalents, and restricted cash during 2023 and 2022, respectively. The positive impact of foreign currency exchange on cash, cash equivalents, and restricted cash in 2023 was primarily due to favorable fluctuations in the exchange rate of the U.S. dollar to the British pound. The negative impact of foreign currency exchange on cash, cash equivalents, and restricted cash in 2022 was primarily attributable to the unfavorable impact of fluctuations in the exchange rate of the U.S. dollar to the Australian dollar and, to a lesser extent, to the fluctuations in the exchange rate of the U.S. dollar to the Swedish krona, Japanese yen, Indian rupee, and the Euro.

Available credit and debt

In June 2023, we entered into a credit agreement (the "Credit Agreement") that provides for an unsecured $5.0 billion, five-year revolving credit facility and terminated the facility entered into in September 2019. The Credit Agreement includes a $150 million letter of credit sub-facility and a $600 million swingline sub-facility, with available borrowings under the revolving credit facility reduced by the amount of any letters of credit and swingline borrowings outstanding from time to time. As of December 31, 2023, no borrowings were outstanding under the Credit Agreement and as such, $5.0 billion of borrowing capacity was available for the purposes permitted by the Credit Agreement, subject to customary conditions to borrowing.

In February 2022, we entered into a credit agreement (the "Paidy Credit Agreement") with Paidy as co-borrower, which provided for an unsecured revolving credit facility of ¥60.0 billion, which was modified in September 2022 to increase the borrowing capacity by ¥30.0 billion for a total borrowing capacity of ¥90.0 billion (approximately $638 million as of December 31, 2023). In the year ended December 31, 2023, ¥50.0 billion (approximately $355 million) was drawn down under the Paidy Credit Agreement. Accordingly, at December 31, 2023, ¥40.0 billion (approximately $283 million) of borrowing capacity was available for the purposes permitted by the Paidy Credit Agreement, subject to customary conditions to borrowing.

We maintain uncommitted credit facilities in various regions throughout the world with a borrowing capacity of approximately $80 million in the aggregate, where we can withdraw and utilize the funds at our discretion for general corporate purposes. As of December 31, 2023, the majority of the borrowing capacity under these credit facilities was available, subject to customary conditions to borrowing.

In June 2023, May 2022, May 2020 and September 2019, we issued fixed rate notes with varying maturity dates for an aggregate principal amount of $12.6 billion (collectively referred to as the "Notes"). Proceeds from the issuance of these Notes may be used for general corporate purposes, which may include funding the repayment or redemption of outstanding debt, share repurchases, ongoing operations, capital expenditures, and possible acquisitions of businesses, assets, or strategic investments. As of December 31, 2023, we had $10.6 billion in fixed rate debt outstanding with varying maturity dates.

For additional information, see "Note 12—Debt" to our consolidated financial statements included in this Form 10-K.

Depending on market conditions, we may from time to time issue debt, including in private or public offerings, to fund our operating activities, finance acquisitions, make strategic investments, repurchase shares under our stock repurchase programs, or reduce our cost of capital.

We have a cash pooling arrangement with a financial institution for cash management purposes. The arrangement allows for cash withdrawals from the financial institution based upon our aggregate operating cash balances held within the financial institution ("Aggregate Cash Deposits"). The arrangement also allows us to withdraw amounts exceeding the Aggregate Cash Deposits up to an agreed-upon limit. The net balance of the withdrawals and the Aggregate Cash Deposits are used by the financial institution as a basis for calculating our net interest expense or income under the arrangement. As of December 31, 2023, we had a total of $3.9 billion in cash withdrawals offsetting our $3.9 billion in Aggregate Cash Deposits held within the financial institution under the cash pooling arrangement.

Credit ratings

As of December 31, 2023, we continue to be rated investment grade by Standard and Poor's Financial Services, LLC, Fitch Ratings, Inc., and Moody's Investors Services, Inc. We expect that these credit rating agencies will continue to monitor our performance, including our capital structure and results of operations. Our goal is to be rated investment grade, but as circumstances change, there are factors that could result in our credit ratings being downgraded or put on a watch list for possible downgrading. If that were to occur, it could increase our borrowing rates, including the interest rate on borrowings under our credit agreements.

Current and Future Cash Requirements

Our material cash requirements include funds to support current and potential: operating activities, credit products, customer protection programs, stock repurchases, strategic investments, acquisitions, other commitments, and capital expenditures and other future obligations.

Credit Products

Growth in our portfolio of loan receivables increases our liquidity needs, and any inability to meet those liquidity needs could adversely affect our business. We continue to evaluate partnerships and third-party sources of funding for our credit products.

The Luxembourg Commission de Surveillance du Secteur Financier (the "CSSF") agreed that PayPal's management may designate up to 50% of European customer balances held in our Luxembourg banking subsidiary to fund European, U.K., and U.S. credit activities. As of December 31, 2023 and 2022, the total amount approved by management to be designated to fund credit activities was $3.0 billion and $3.8 billion, respectively, and represented approximately 39% and 37% of European customer balances made available for our corporate use as of those respective dates, as determined by applying financial regulations maintained by the CSSF. We may periodically seek to designate additional amounts of European customer balances for our credit activities, as we deem necessary, based on utilization of the approved funds and anticipated credit funding requirements. Under certain exceptional circumstances, corporate liquidity could be called upon to meet our obligations related to our European customer balances.

In June 2023, we entered into a multi-year agreement with a global investment firm to sell up to €40 billion of our eligible consumer installment receivables portfolio. During the year ended December 31, 2023, we sold $5.5 billion of loans and interest receivable, in connection with this agreement. For additional information, see "Note 1—Overview and Summary of Significant Accounting Policies" to our consolidated financial statements included in this Form 10-K.

While our objective is to expand the availability of our credit products with capital from external sources, there can be no assurance that we will be successful in achieving that goal.

Customer Protection Programs

The risk of losses from our customer protection programs are specific to individual consumers, merchants, and transactions, and may also be impacted by regional variations in, and changes or modifications to, the programs, including as a result of changes in regulatory requirements. For the periods presented in these consolidated financial statements included in this report, our transaction loss rate ranged between 0.08% and 0.09% of TPV. Historical loss rates may not be indicative of future results.

Stock Repurchases

During the year ended December 31, 2023, we repurchased approximately $5.0 billion of our common stock in the open market under our stock repurchase programs authorized in July 2018 and June 2022. The June 2022 stock repurchase program became effective during the first quarter of 2023 upon completion of the July 2018 stock repurchase program. As of December 31, 2023, a total of approximately $10.9 billion remained available for future repurchases of our common stock under our June 2022 stock repurchase program. For additional information, see "Note 14—Stock Repurchase Programs" to our consolidated financial statements included in this Form 10-K.

Future Obligations

As of December 31, 2023 and 2022, approximately $6.2 billion and $4.9 billion, respectively, of unused credit was available to PayPal Credit account holders in the U.K. While this amount represents the total unused credit available, we have not experienced, and do not anticipate, that all of our PayPal Credit account holders will access their entire available credit at any given point in time. In addition, the individual lines of credit that make up this unused credit are subject to periodic review and termination based on, among other things, account usage and customer creditworthiness.

We have certain fixed contractual obligations and commitments that include future estimated payments for general operating purposes. Changes in our business needs, contractual cancellation provisions, fluctuating interest rates, and other factors may result in actual payments differing from our estimates. We cannot provide certainty regarding the timing and amounts of these payments. The following table summarizes our obligations as of December 31, 2023 that are expected to impact liquidity and cash flow in future periods. We believe we will be able to fund these obligations through our existing cash and investment portfolio and cash expected to be generated from operations.

Payments Due During the Year Ending December 31,	Purchase Obligations	Operating Leases	Transition Tax	Long-term Debt	Total
	(In millions)				
2024	$ 936	$ 186	$ 284	$ 1,575	$ 2,981
2025	477	153	354	1,498	2,482
2026	348	139	—	1,689	2,176
2027	—	118	—	732	850
2028	—	87	—	483	570
Thereafter	—	174	—	8,996	9,170
	$ 1,761	$ 857	$ 638	$ 14,973	$ 18,229

The significant assumptions used in our determination of amounts presented in the above table are as follows:

- Purchase obligation amounts include minimum purchase commitments for cloud computing services, capital expenditures, advertising, and other goods and services entered into in the ordinary course of business.

- Operating lease amounts include minimum rental payments under our non-cancelable operating leases (including leases not yet commenced) primarily for office and data center facilities. The amounts presented are consistent with contractual terms and are not expected to differ significantly from actual results under our existing leases, unless a substantial change in our headcount needs requires us to expand our occupied space or exit an office facility early.

- Transition tax represents the one-time mandatory tax on previously deferred foreign earnings under the Tax Act.

- Long-term debt amounts represent the future principal and interest payments (based on contractual interest rates) on our fixed-rate debt. For more information, see "Note 12—Debt" to our consolidated financial statements included in this Form 10-K.

As we are unable to reasonably predict the timing of settlement of liabilities related to unrecognized tax benefits, net, the table above does not include $2.4 billion recorded in other long-term liabilities on our consolidated balance sheets as of December 31, 2023.

Other Considerations

Our liquidity, access to capital, and borrowing costs could be adversely impacted by declines in our credit rating, our financial performance, and global credit market conditions, as well as a broad range of other factors. In addition, our liquidity, access to capital, and borrowing costs could also be negatively impacted by the outcome of any of the legal or regulatory proceedings to which we are a party. See "Item 1A. Risk Factors" and "Note 13—Commitments and Contingencies" to our consolidated financial statements included in this Form 10-K for additional discussion of these and other risks that our business faces.

Critical Accounting Policies and Estimates

The application of U.S. generally accepted accounting principles ("GAAP") requires us to make estimates and assumptions about certain items and future events that directly affect our reported financial condition. We have established detailed policies and control procedures to provide reasonable assurance that the methods used to make estimates and assumptions are well controlled and are applied consistently from period to period. The accounting estimates and assumptions discussed in this section are those that we consider to be the most critical to our financial statements. An accounting estimate or assumption is considered critical if both (a) the nature of the estimate or assumption is material due to the levels of subjectivity and judgment involved, and (b) the impact within a reasonable range of outcomes of the estimate and assumption is material to our financial condition. Management has discussed the development, selection, and disclosure of these estimates with the Audit, Risk, and Compliance Committee of our Board of Directors. Our significant accounting policies, including recent accounting pronouncements, are described in "Note 1—Overview and Summary of Significant Accounting Policies" to the consolidated financial statements included in this Form 10-K.

A quantitative sensitivity analysis is provided where information is reasonably available, can be reliably estimated, and provides material information to investors. The amounts used to assess sensitivity are included to allow users of this report to understand a general directional cause and effect of changes in the estimates and do not represent management's predictions of variability. For all of these estimates, it should be noted that future events rarely develop exactly as forecasted, and such estimates require regular review and adjustment.

Allowance for Transaction and Credit Losses

Transaction and credit losses include the expense associated with our customer protection programs, fraud, chargebacks, and credit losses associated with our loans receivable balances. Our transaction and credit losses fluctuate depending on many factors, including: total TPV, product mix, current and projected macroeconomic conditions, merchant insolvency events, changes to and usage of our customer protection programs, the impact of regulatory changes, and the credit quality of loans receivable arising from transactions funded with our credit products, which include revolving and installment credit products offered to consumers at checkout, as well as merchant loans and advances arising from the PayPal Working Capital and PPBL products.

We establish allowances for negative customer balances and estimated transaction losses arising from processing customer transactions, such as chargebacks for unauthorized credit card use and merchant-related chargebacks due to non-delivery or unsatisfactory delivery of purchased items, purchase protection program claims, account takeovers, and bank returns and reversals. Additions to the allowance, in the form of provisions, are reflected in transaction and credit losses on our consolidated statements of income (loss). The allowances are based on known facts and circumstances, internal factors including experience with similar cases, historical trends involving collection and write-off patterns, and the mix of transaction and loss types, as well as current and projected macroeconomic factors, as appropriate.

We also establish an allowance for loans and interest receivable, which represents our estimate of current expected credit losses inherent in our portfolio of loans and interest receivable and includes expected credit losses from modifications of receivables to borrowers experiencing financial difficulty. Determining appropriate current expected credit loss allowances for loans and interest receivable is an inherently uncertain process and ultimate losses may vary from the current estimates. We regularly update our allowance estimates as new facts become known and events occur that may impact the settlement or recovery of losses. The allowances are maintained at a level we deem appropriate to adequately provide for current expected credit losses at the balance sheet date after incorporating the impact of externally sourced macroeconomic forecasts. As of December 31, 2023, we utilized externally published projections of U.S. forecasted unemployment rates, forecasted U.S. and U.K. retail e-commerce sales, and forecasted U.K. household disposable income, among others, over the reasonable and supportable forecast period. As of December 31, 2022, we utilized externally published projections of the U.S. and U.K. forecasted unemployment rates, forecasted U.S. retail e-commerce sales, and forecasted U.K. household disposable income, among others, over the reasonable and supportable forecast period. The overall principal and interest coverage ratio as of December 31, 2023 and 2022 was approximately 9% and 7%, respectively. A significant change in the forecasted macroeconomic factors could result in a material change in our allowances. Our allowance as of December 31, 2023 and 2022 took into account uncertainty with respect to macroeconomic conditions, uncertainty around the financial health of our borrowers, and effectiveness of loan modification programs made available to merchants. An increase of 1% in the principal and interest coverage ratio would increase our allowances by approximately $60 million based on the loans and interest receivable balance outstanding as of December 31, 2023.

Accounting For Income Taxes

Our annual tax rate is based on our income, statutory tax rates, and tax planning opportunities available to us in the various jurisdictions in which we operate. Tax laws are complex and subject to different interpretations by the taxpayer and respective government taxing authorities. Significant judgment is required in determining our tax expense and in evaluating our tax positions, including evaluating uncertainties. We review our tax positions quarterly and adjust the balances as new information becomes available. Our income tax rate is significantly affected by the tax rates that apply to our foreign earnings. In addition to local country tax laws and regulations, our income tax rate depends on the extent that our foreign earnings are taxed by the U.S. through provisions such as the GILTI tax and base erosion anti-abuse tax.

Deferred tax assets represent amounts available to reduce income taxes payable on taxable income in future years. Such assets arise because of temporary differences between the financial reporting and tax bases of assets and liabilities, as well as from net operating loss and tax credit carryforwards. We evaluate the recoverability of these future tax deductions and credits by assessing the adequacy of future expected taxable income from all sources, including reversal of taxable temporary differences, forecasted operating earnings, and available tax planning strategies. These sources of income rely heavily on estimates that are based on a number of factors, including our historical experience and short-range and long-range business forecasts. To the extent deferred tax assets are not expected to be realized, we record a valuation allowance.

We recognize and measure uncertain tax positions in accordance with U.S. GAAP, pursuant to which we only recognize the tax benefit from an uncertain tax position if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such positions are then measured based on the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement. We report a liability for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return. U.S. GAAP further requires that a change in judgment related to the expected ultimate resolution of uncertain tax positions be recognized in earnings in the quarter in which such change occurs. We recognize interest and penalties, if any, related to unrecognized tax benefits in income tax expense.

We file annual income tax returns in multiple taxing jurisdictions around the world. A number of years may elapse before an uncertain tax position is audited by the relevant tax authorities and finally resolved. While it is often difficult to predict the final outcome or the timing of resolution of any particular uncertain tax position, we believe that our reserves for income taxes are adequate. We adjust these reserves, as well as the related interest and penalties, where appropriate in light of changing facts and circumstances. Settlement of any particular position could require the use of cash.

Based on our results for the year ended December 31, 2023, a one-percentage point increase in our effective tax rate would have resulted in an increase in our income tax expense of approximately $54 million.

Loss Contingencies

We are regularly involved in various claims, regulatory and legal proceedings, and investigations of potential violations by regulatory oversight authorities. On a regular basis, we review the status of each significant matter and assess our potential financial exposure. If the potential loss from any claim, legal proceeding, or potential regulatory violation is considered probable and the amount can be reasonably estimated, we accrue a liability for the estimated loss. Significant judgment is required in both the determination of probability and whether an exposure is reasonably estimable. Our judgments are subjective and are based on the status of the legal or regulatory proceedings, the merits of our defenses, and consultation with in-house and outside legal counsel. Because of uncertainties related to these matters, accruals are based on the best information available at the time. As additional information becomes available, we reassess the potential liability related to pending claims, litigation, or other violations and may revise our estimates. Due to the inherent uncertainties of legal and regulatory processes in the multiple jurisdictions in which we operate, our judgments may differ materially from the actual outcomes.

Revenue Recognition

Application of the accounting principles in U.S. GAAP related to the measurement and recognition of revenue requires us to make judgments and estimates. Complex arrangements with nonstandard terms and conditions may require significant contract interpretation to determine the appropriate accounting. Specifically, the determination of whether we are a principal to a transaction (gross revenue) or an agent (net revenue) can require considerable judgment. Further, we provide incentive payments to consumers and merchants. Evaluating whether these incentives are a payment to a customer, or consideration payable on behalf of a customer, requires judgment. Incentives determined to be made to a customer, or payable on behalf of a customer, are recorded as a reduction to gross revenue. Incentives that are earned by the customer based on performance targets are recorded when earned, based on management's estimate of each customer's future performance. These accruals are regularly reviewed and estimates of performance are adjusted, as appropriate, based on changes in performance expectations, actual customer performance, amendments to existing contracts, or the execution of new contracts. Changes in judgments with respect to these assumptions and estimates could impact the amount of revenue recognized.

Evaluation of Strategic Investments for Impairment

We have strategic investments in non-marketable equity securities, which include investments that do not have a readily determinable fair value and are measured at cost minus impairment, if any, and are adjusted for changes resulting from observable price changes in orderly transactions for an identical or similar investment in the same issuer (the Measurement Alternative). We review these investments regularly to determine if impairment has occurred. We assess whether an impairment loss on these non-marketable equity securities, which are primarily investments in privately held companies, has occurred based on qualitative factors such as the companies' financial condition and business outlook, industry performance, regulatory, economic or technological environment, and other relevant events and factors affecting the company. When indicators of impairment exist, we estimate the fair value of these non-marketable equity securities using the market approach and/or the income approach. If any impairment is identified, we write down the investment to its fair value and record the corresponding charge through other income (expense), net on our consolidated statements of income (loss). Estimating fair value requires judgment and use of estimates such as discount rates, forecasted cash flows, and market data of comparable companies, among others. For sensitivity analysis performed on our strategic investments, see "Item 7A. Quantitative and Qualitative Disclosures about Market Risk—*Equity Investment Risk*."

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Market risk is the potential for economic losses to be incurred on market risk sensitive instruments arising from adverse changes in market factors such as interest rates, foreign currency exchange rates, and equity investment risk. Management establishes and oversees the implementation of policies governing our investing, funding, and foreign currency derivative activities intended to mitigate market risks. We monitor risk exposures on an ongoing basis.

Interest Rate Risk

We are exposed to interest rate risk relating to our investment portfolio and from interest-rate sensitive assets underlying the customer balances we hold on our consolidated balance sheets as customer accounts.

As of December 31, 2023 and 2022, approximately 59% and 57%, respectively, of our total cash, cash equivalents, and investment portfolio (excluding restricted cash and strategic investments) was held in cash and cash equivalents. The remaining portfolio and assets underlying the customer balances that we hold on our consolidated balance sheets as customer accounts are maintained in interest and non-interest bearing bank deposits, time deposits, and available-for-sale debt securities. We seek to preserve principal while holding eligible liquid assets, as defined by applicable regulatory requirements and commercial law in certain jurisdictions where we operate, equal to at least 100% of the aggregate amount of all customer balances. We do not pay interest on amounts due to customers.

Interest rate movements affect the interest income we earn on cash and cash equivalents, time deposits, and available-for-sale debt securities and the fair value of those securities. A hypothetical 100 basis points increase in interest rates would have resulted in a decrease in the fair value of our cash equivalents and available-for-sale debt securities investment by approximately $122 million and $161 million at December 31, 2023 and 2022, respectively. Changes in the fair value of our available-for-sale debt securities resulting from such interest rate changes are reported as a component of accumulated other comprehensive income ("AOCI") and are realized only if we sell the securities prior to their scheduled maturities or the declines in fair values are due to expected credit losses.

As of December 31, 2023 and 2022, we had $10.6 billion and $10.4 billion, respectively, in fixed rate debt with varying maturity dates. Since these notes bear interest at fixed rates, they do not result in any financial statement risk associated with changes in interest rates. However, the fair value of these notes fluctuates when interest rates change, increasing in periods of declining interest rates and declining in periods of increasing interest rates.

As of December 31, 2023 and 2022, we also had revolving credit facilities of approximately $5.6 billion and $5.7 billion, respectively, available to us. We are obligated to pay interest on borrowings under these facilities as well as other customary fees, including an upfront fee and an unused commitment fee based on our debt rating. Borrowings under these facilities, if any, bear interest at floating rates. As a result, we are exposed to the risk related to fluctuations in interest rates to the extent of our borrowings. As of December 31, 2023 and 2022, ¥50.0 billion (approximately $355 million) and ¥64.3 billion (approximately $491 million), respectively, was outstanding under these facilities. A 100 basis points hypothetical adverse change in applicable market interest rates would not have resulted in a material impact to interest expense recorded in the period. For additional information, see "Note 12—Debt" in the notes to the consolidated financial statements included in this Form 10-K.

Interest rates may also adversely impact our customers' spending levels and ability and willingness to pay outstanding amounts owed to us. Higher interest rates often lead to larger payment obligations by customers of our credit products to us, or to lenders under mortgage, credit card, and other consumer and merchant loans, which may reduce our customers' ability to remain current on their obligations to us and therefore lead to increased delinquencies, charge-offs, and allowances for loans and interest receivable, which could have an adverse effect on our net income (loss).

Foreign Currency Exchange Rate Risk

We have significant operations internationally that are denominated in foreign currencies, primarily the British pound, Euro, Australian dollar, and Canadian dollar, which subject us to foreign currency exchange rate risk and may adversely impact our financial results. We transact in various foreign currencies and have significant international revenues and expenses. In addition, we charge our international subsidiaries for their use of intellectual property and technology and for certain corporate services. Our cash flows, results of operations, and certain of our intercompany balances that are exposed to foreign currency exchange rate fluctuations may differ materially from expectations, and we may record significant gains or losses due to foreign currency fluctuations and related hedging activities. We are generally a net receiver of foreign currencies and therefore benefit from a weakening of the United States ("U.S.") dollar, and are adversely affected by a strengthening of the U.S. dollar, relative to foreign currencies. We considered the historical trends in foreign currency exchange rates and determined that it was reasonably possible that changes in exchange rates of 10% for all currencies could be experienced in the near term.

We have a foreign currency exchange exposure management program designed to identify material foreign currency exposures, manage these exposures, and reduce the potential effects of currency fluctuations on our consolidated cash flows and results of operations through the execution of foreign currency exchange contracts. These foreign currency exchange contracts are accounted for as derivative instruments; for additional details related to our foreign currency exchange contracts, please see "Note 10—Derivative Instruments" to the consolidated financial statements included in this Form 10-K.

We use foreign currency exchange forward contracts to protect our forecasted U.S. dollar-equivalent earnings and our investment in foreign subsidiaries from adverse changes in foreign currency exchange rates. These hedging contracts reduce, but do not entirely eliminate, the impact of adverse foreign currency exchange rate movements. We designate these contracts as cash flow hedges of forecasted revenues and expenses denominated in certain foreign currencies and net investment hedges for accounting purposes. The derivative's gain or loss is initially reported as a component of AOCI. Cash flow hedges are subsequently reclassified into revenue or expense in the same period the forecasted transaction affects earnings. The accumulated gains and losses associated with net investment hedges will remain in AOCI until the foreign subsidiaries are sold or substantially liquidated, at which point they will be reclassified into earnings.

If the U.S. dollar weakened by a hypothetical 10% at December 31, 2023 and 2022, the amount recorded in AOCI related to our foreign currency exchange forward contracts, before taxes, would have been approximately $622 million and $710 million lower, respectively, before considering the offsetting impact of the underlying hedged item.

We have an additional foreign currency exchange management program in which we use foreign currency exchange contracts to help offset the foreign currency exchange risk on our assets and liabilities denominated in currencies other than the functional currency of our subsidiaries. These contracts are not designated as hedging instruments and reduce, but do not entirely eliminate, the impact of currency exchange rate movements on our assets and liabilities. The foreign currency exchange gains and losses on our assets and liabilities are recorded in other income (expense), net, and are offset by the gains and losses on the foreign currency exchange contracts.

Adverse changes in exchange rates of a hypothetical 10% for all foreign currencies would have resulted in a negative impact on income before income taxes of approximately $417 million and $173 million at December 31, 2023 and 2022, respectively, without considering the offsetting effect of foreign currency exchange contracts. Foreign currency exchange contracts in place as of December 31, 2023 would have positively impacted income before income taxes by approximately $400 million, resulting in a net negative impact of approximately $17 million. Foreign currency exchange contracts in place as of December 31, 2022 would have positively impacted income before income taxes by approximately $144 million, resulting in a net negative impact of approximately $29 million. These reasonably possible adverse changes in exchange rates of 10% were applied to monetary assets, monetary liabilities, and available-for-sale debt securities denominated in currencies other than the functional currencies of our subsidiaries at the balance sheet dates to compute the adverse impact these changes would have had on our income before income taxes in the near term.

Equity Investment Risk

Our strategic investments are subject to a variety of market-related risks that could substantially reduce or increase the carrying value of the portfolio. As of December 31, 2023 and 2022, our strategic investments totaled $1.8 billion and $2.1 billion which represented approximately 11% and 14% of our total cash, cash equivalents, and short-term and long-term investment portfolio at each of those respective dates. Our strategic investments include marketable equity securities, which are publicly traded, and non-marketable equity securities, which are primarily investments in privately held companies. We are required to record all adjustments to the value of these strategic investments through our consolidated statements of income (loss). As such, we expect volatility to our net income (loss) in future periods due to changes in observable prices and impairment related to our non-marketable equity securities accounted for under the Measurement Alternative. These changes could be material based on market conditions. Additionally, the financial success of our investments in privately held companies is typically dependent on a liquidity event, such as a public offering, acquisition, private sale, or other favorable market event providing the ability to realize appreciation in the value of the investment. A hypothetical adverse change of 10% in the carrying value of our strategic investments as of December 31, 2023, which could be experienced in the near term, would have resulted in a decrease of approximately $184 million to the carrying value of the portfolio. We review our non-marketable equity securities accounted for under the Measurement Alternative for impairment when events and circumstances indicate a decline in fair value of such assets below carrying value. Our analysis includes a review of recent operating results and trends, recent purchases and sales of securities, and other publicly available data, for which we assess factors such as the investees' financial condition and business outlook, industry performance, regulatory, economic, or technological environment, and other relevant events and factors affecting the investees.

Item 8. Financial Statements and Supplementary Data

The audited consolidated financial statements covering the years ended December 31, 2023, 2022, and 2021 and accompanying notes listed in Part IV, Item 15(a)(1) of this Form 10-K are included in this report.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of disclosure controls and procedures. Based on the evaluation of our disclosure controls and procedures (as defined in the Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, or the Exchange Act), our principal executive officer and our principal financial officer have concluded that as of December 31, 2023, the end of the period covered by this report, our disclosure controls and procedures were effective.

Management's report on internal control over financial reporting. Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our management, including our principal executive officer and principal financial officer, conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control—Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its evaluation under the framework in *Internal Control—Integrated Framework*, our management concluded that our internal control over financial reporting was effective as of December 31, 2023.

The effectiveness of our internal control over financial reporting as of December 31, 2023 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears in Item 15(a) of this Form 10-K.

Changes in internal controls over financial reporting. There were no changes in our internal controls over financial reporting as defined in Exchange Act Rule 13a-15(f) that occurred during our most recently completed fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

Rule 10b5-1 Trading Plans

An equity trading plan is a written document that preestablishes the amounts, prices and dates (or formula for determining the amounts, prices and dates) of future purchases or sales of the Company's stock, including sales of shares acquired under the Company's employee and director equity plans.

On December 7, 2023, Jonathan Auerbach entered into an equity trading plan that is intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) under the Exchange Act. Mr. Auerbach was serving as an executive officer of the Company at the time the trading plan was adopted. The trading plan has a duration of March 7, 2024 to September 10, 2024 with approximately 85,839 shares (vested and net shares expected to vest over the duration of the trading plan) subject to sale under the plan.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

None.

Part III

Item 10. Directors, Executive Officers and Corporate Governance

Incorporated by reference from our Proxy Statement for our 2024 Annual Meeting of Stockholders to be filed with the SEC within 120 days after December 31, 2023.

Item 11. Executive Compensation

Incorporated by reference from our Proxy Statement for our 2024 Annual Meeting of Stockholders to be filed with the SEC within 120 days after December 31, 2023 (excluding the information under the subheading "Pay Versus Performance").

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Incorporated by reference from our Proxy Statement for our 2024 Annual Meeting of Stockholders to be filed with the SEC within 120 days after December 31, 2023.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Incorporated by reference from our Proxy Statement for our 2024 Annual Meeting of Stockholders to be filed with the SEC within 120 days after December 31, 2023.

Item 14. Principal Accountant Fees and Services

Incorporated by reference from our Proxy Statement for our 2024 Annual Meeting of Stockholders to be filed with the SEC within 120 days after December 31, 2023.

Part IV

Item 15. Exhibits, Financial Statement Schedules

(a) The following documents are filed as part of this report:

	Page Number
1. Consolidated Financial Statements	
Report of Independent Registered Public Accounting Firm (PCAOB ID 238)	56
Consolidated Balance Sheets	58
Consolidated Statements of Income (Loss)	59
Consolidated Statements of Comprehensive Income (Loss)	60
Consolidated Statements of Stockholders' Equity	61
Consolidated Statements of Cash Flows	62
Notes to Consolidated Financial Statements	64
2. Financial Statement Schedule	
Schedule II—Valuation and Qualifying Accounts	120
All other schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.	
3. Exhibits Required by Item 601 of Regulation S-K	121
The information required by this Item is set forth in the Index of Exhibits that precedes the signature page of this Annual Report.	

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of PayPal Holdings, Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of PayPal Holdings, Inc. and its subsidiaries (the "Company") as of December 31, 2023 and 2022, and the related consolidated statements of income (loss), of comprehensive income (loss), of stockholders' equity and of cash flows for each of the three years in the period ended December 31, 2023, including the related notes and financial statement schedule listed in the index appearing under Item 15(a)(2) (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control—Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control—Integrated Framework* (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Allowance for Loans Receivable

As described in Notes 1 and 11 to the consolidated financial statements, as of December 31, 2023, the Company recorded total loans and interest receivable of $5,433 million, net of an allowance of $540 million. The allowance for loans receivable is primarily based on expectations of credit losses based on historical lifetime loss data as well as macroeconomic forecasts applied to the portfolio. The loss models incorporate various portfolio attributes, as well as macroeconomic factors such as forecasted trends in unemployment, retail e-commerce sales, and household disposable income. The forecasted macroeconomic factors are sourced externally, using a single scenario to reflect the economic conditions applicable to a particular period. Management also includes qualitative adjustments that incorporate incremental information not captured in the expected credit loss models.

The principal considerations for our determination that performing procedures relating to the allowance for loans receivable is a critical audit matter are (i) the high degree of auditor subjectivity and effort in performing procedures and evaluating audit evidence relating to certain models which apply macroeconomic forecasts to estimate expected credit losses; and (ii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the allowance for loans receivable, including controls over certain models which apply macroeconomic forecasts to estimate expected credit losses. These procedures also included, among others, the involvement of professionals with specialized skill and knowledge to assist in testing management's process for estimating the allowance for loans receivable. Testing management's process included (i) evaluating the appropriateness of the methodology and certain models; (ii) testing the completeness and accuracy of certain data used in the estimate; and (iii) evaluating the reasonableness of management's application of macroeconomic forecasts to estimate expected credit losses.

/s/ PricewaterhouseCoopers LLP
San Jose, California
February 7, 2024

We have served as the Company's auditor since 2000.

PayPal Holdings, Inc.
Consolidated Balance Sheets

	As of December 31,	
	2023	2022
	(In millions, except par value)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 9,081	$ 7,776
Short-term investments	4,979	3,092
Accounts receivable, net	1,069	963
Loans and interest receivable, held for sale	563	—
Loans and interest receivable, net of allowances of $540 and $598 as of December 31, 2023 and 2022, respectively	5,433	7,431
Funds receivable and customer accounts	38,935	36,264
Prepaid expenses and other current assets	2,509	1,898
TOTAL CURRENT ASSETS	62,569	57,424
Long-term investments	3,273	5,018
Property and equipment, net	1,488	1,730
Goodwill	11,026	11,209
Intangible assets, net	537	788
Other assets	3,273	2,455
TOTAL ASSETS	$ 82,166	$ 78,624
LIABILITIES AND EQUITY		
Current liabilities:		
Accounts payable	$ 139	$ 126
Funds payable and amounts due to customers	41,935	40,014
Accrued expenses and other current liabilities	6,392	4,868
TOTAL CURRENT LIABILITIES	48,466	45,008
Other long-term liabilities	2,973	2,925
Long-term debt	9,676	10,417
TOTAL LIABILITIES	61,115	58,350
Commitments and contingencies (Note 13)		
Equity:		
Common stock, $0.0001 par value; 4,000 shares authorized; 1,072 and 1,136 shares outstanding as of December 31, 2023 and 2022, respectively	—	—
Preferred stock, $0.0001 par value; 100 shares authorized, unissued	—	—
Treasury stock at cost, 245 and 173 shares as of December 31, 2023 and 2022, respectively	(21,045)	(16,079)
Additional paid-in-capital	19,642	18,327
Retained earnings	23,200	18,954
Accumulated other comprehensive income (loss)	(746)	(928)
TOTAL EQUITY	21,051	20,274
TOTAL LIABILITIES AND EQUITY	$ 82,166	$ 78,624

The accompanying notes are an integral part of these consolidated financial statements.

PayPal Holdings, Inc.
Consolidated Statements of Income (Loss)

	Year Ended December 31,		
	2023	2022	2021
	(In millions, except for per share amounts)		
Net revenues	$ 29,771	$ 27,518	$ 25,371
Operating expenses:			
Transaction expense	14,385	12,173	10,315
Transaction and credit losses	1,682	1,572	1,060
Customer support and operations	1,919	2,120	2,075
Sales and marketing	1,809	2,257	2,445
Technology and development	2,973	3,253	3,038
General and administrative	2,059	2,099	2,114
Restructuring and other	(84)	207	62
TOTAL OPERATING EXPENSES	24,743	23,681	21,109
Operating income	5,028	3,837	4,262
Other income (expense), net	383	(471)	(163)
Income before income taxes	5,411	3,366	4,099
Income tax expense (benefit)	1,165	947	(70)
NET INCOME (LOSS)	**$ 4,246**	**$ 2,419**	**$ 4,169**
Net income (loss) per share:			
Basic	$ 3.85	$ 2.10	$ 3.55
Diluted	$ 3.84	$ 2.09	$ 3.52
Weighted average shares:			
Basic	1,103	1,154	1,174
Diluted	1,107	1,158	1,186

The accompanying notes are an integral part of these consolidated financial statements.

PayPal Holdings, Inc.
Consolidated Statements of Comprehensive Income (Loss)

	Year Ended December 31,		
	2023	2022	2021
	(In millions)		
Net income (loss)	$ 4,246	$ 2,419	$ 4,169
Other comprehensive income (loss), net of reclassification adjustments:			
Foreign currency translation adjustments ("CTA")	(156)	(305)	(72)
Net investment hedges CTA gains (losses), net	192	(25)	—
Tax (expense) benefit on net investment hedges CTA gains (losses), net	(44)	6	—
Unrealized (losses) gains on cash flow hedges, net	(167)	(88)	522
Tax benefit (expense) on unrealized (losses) gains on cash flow hedges, net	8	4	(26)
Unrealized gains (losses) on available-for-sale debt securities, net	457	(504)	(98)
Tax (expense) benefit on unrealized gains (losses) on available-for-sale debt securities, net	(108)	120	22
Other comprehensive income (loss), net of tax	182	(792)	348
COMPREHENSIVE INCOME (LOSS)	**$ 4,428**	**$ 1,627**	**$ 4,517**

The accompanying notes are an integral part of these consolidated financial statements.

PayPal Holdings, Inc.
Consolidated Statements of Stockholders' Equity

	Common Stock Shares	Treasury Stock	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Noncontrolling Interest	Total Equity
				(In millions)			
Balances at December 31, 2020	**1,172**	**$ (8,507)**	**$ 16,644**	**$ (484)**	**$ 12,366**	**$ 44**	**$ 20,063**
Net income	—	—	—	—	4,169	—	4,169
Foreign CTA	—	—	—	(72)	—	—	(72)
Unrealized gains on cash flow hedges, net	—	—	—	522	—	—	522
Tax expense on unrealized gains on cash flow hedges, net	—	—	—	(26)	—	—	(26)
Unrealized losses on available-for-sale debt securities, net	—	—	—	(98)	—	—	(98)
Tax benefit on unrealized losses on available-for-sale debt securities, net	—	—	—	22	—	—	22
Common stock and stock-based awards issued and assumed, net of shares withheld for employee taxes	11	—	(881)	—	—	—	(881)
Common stock repurchased	(15)	(3,373)	—	—	—	—	(3,373)
Stock-based compensation	—	—	1,445	—	—	—	1,445
Change in noncontrolling interest	—	—	—	—	—	(44)	(44)
Balances at December 31, 2021	**1,168**	**$ (11,880)**	**$ 17,208**	**$ (136)**	**$ 16,535**	**$ —**	**$ 21,727**
Net income	—	—	—	—	2,419	—	2,419
Foreign CTA	—	—	—	(305)	—	—	(305)
Net investment hedge CTA losses, net	—	—	—	(25)	—	—	(25)
Tax benefit on net investment hedges CTA losses, net	—	—	—	6	—	—	6
Unrealized losses on cash flow hedges, net	—	—	—	(88)	—	—	(88)
Tax benefit on unrealized losses on cash flow hedges, net	—	—	—	4	—	—	4
Unrealized losses on available-for-sale debt securities, net	—	—	—	(504)	—	—	(504)
Tax benefit on unrealized losses on available-for-sale debt securities, net	—	—	—	120	—	—	120
Common stock and stock-based awards issued, net of shares withheld for employee taxes	9	—	(195)	—	—	—	(195)
Common stock repurchased	(41)	(4,199)	—	—	—	—	(4,199)
Stock-based compensation	—	—	1,313	—	—	—	1,313
Other	—	—	1	—	—	—	1
Balances at December 31, 2022	**1,136**	**$ (16,079)**	**$ 18,327**	**$ (928)**	**$ 18,954**	**$ —**	**$ 20,274**
Net income	—	—	—	—	4,246	—	4,246
Foreign CTA	—	—	—	(156)	—	—	(156)
Net investment hedge CTA gains, net	—	—	—	192	—	—	192
Tax expense on net investment hedges CTA gains, net	—	—	—	(44)	—	—	(44)
Unrealized losses on cash flow hedges, net	—	—	—	(167)	—	—	(167)
Tax benefit on unrealized losses on cash flow hedges, net	—	—	—	8	—	—	8
Unrealized gains on available-for-sale debt securities, net	—	—	—	457	—	—	457
Tax expense on unrealized gains on available-for-sale debt securities, net	—	—	—	(108)	—	—	(108)
Common stock and stock-based awards issued, net of shares withheld for employee taxes	9	—	(130)	—	—	—	(130)
Common stock repurchased	(74)	(5,046)	—	—	—	—	(5,046)
Treasury stock reissuance	1	80	—	—	—	—	80
Stock-based compensation	—	—	1,445	—	—	—	1,445
Balances at December 31, 2023	**1,072**	**$ (21,045)**	**$ 19,642**	**$ (746)**	**$ 23,200**	**$ —**	**$ 21,051**

The accompanying notes are an integral part of these consolidated financial statements.

PayPal Holdings, Inc.
Consolidated Statements of Cash Flows

	Year Ended December 31,		
	2023	2022	2021
	(In millions)		
Cash flows from operating activities:			
Net income (loss)	$ 4,246	$ 2,419	$ 4,169
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Transaction and credit losses	1,682	1,572	1,060
Depreciation and amortization	1,072	1,317	1,265
Stock-based compensation	1,475	1,261	1,376
Deferred income taxes	(668)	(811)	(482)
Net (gains) losses on strategic investments	(201)	304	(46)
Gain on divestiture of business, excluding transaction costs	(356)	—	—
Accretion of discounts on investments, net of amortization of premiums	(367)	(70)	73
Adjustments to loans and interest receivable, held for sale	53	—	—
Other	(104)	275	27
Originations of loans receivable, held for sale	(11,470)	—	—
Proceeds from repayments and sales of loans receivable, originally classified as held for sale	10,795	—	—
Changes in assets and liabilities:			
Accounts receivable	(114)	(163)	(222)
Transaction loss allowance for cash losses, net	(1,188)	(1,230)	(1,178)
Other current assets and non-current assets	203	118	(486)
Accounts payable	7	(35)	(31)
Other current liabilities and non-current liabilities	(222)	856	272
Net cash provided by operating activities	4,843	5,813	5,797
Cash flows from investing activities:			
Purchases of property and equipment	(623)	(706)	(908)
Proceeds from sales of property and equipment	45	5	5
Purchases and originations of loans receivable	(25,198)	(28,170)	(13,420)
Proceeds from repayments and sales of loans receivable, originally classified as held for investment	26,660	24,903	11,826
Purchases of investments	(21,980)	(20,219)	(40,116)
Maturities and sales of investments	24,295	23,411	39,698
Acquisitions, net of cash and restricted cash acquired	—	—	(2,763)
Proceeds from divestiture of business, net of cash divested	466	—	—
Funds receivable	(2,943)	(2,720)	193
Collateral posted related to derivative instruments, net	(56)	(19)	336
Other investing activities	86	187	—
Net cash provided by (used in) investing activities	752	(3,328)	(5,149)
Cash flows from financing activities:			
Proceeds from issuance of common stock	127	143	162
Purchases of treasury stock	(5,002)	(4,199)	(3,373)
Tax withholdings related to net share settlements of equity awards	(257)	(336)	(1,036)
Borrowings under financing arrangements	1,528	3,475	272
Repayments under financing arrangements	(1,053)	(1,686)	(361)
Funds payable and amounts due to customers	1,861	1,405	3,572
Collateral received related to derivative instruments, net	(197)	(6)	207
Other financing activities	—	1	—

PayPal Holdings, Inc.
Consolidated Statements of Cash Flows—(Continued)

	Year Ended December 31,		
	2023	2022	2021
	(In millions)		
Net cash used in financing activities	(2,993)	(1,203)	(557)
Effect of exchange rate changes on cash, cash equivalents, and restricted cash	76	(155)	(102)
Net change in cash, cash equivalents, and restricted cash	2,678	1,127	(11)
Cash, cash equivalents, and restricted cash at beginning of period	19,156	18,029	18,040
CASH, CASH EQUIVALENTS, AND RESTRICTED CASH AT END OF PERIOD	**$ 21,834**	**$ 19,156**	**$ 18,029**
Supplemental cash flow disclosures:			
Cash paid for interest	$ 331	$ 280	$ 231
Cash paid for income taxes, net	$ 2,118	$ 878	$ 474
The table below reconciles cash, cash equivalents, and restricted cash as reported in the consolidated balance sheets to the total of the same amounts shown in the consolidated statements of cash flows:			
Cash and cash equivalents	$ 9,081	$ 7,776	$ 5,197
Short-term and long-term investments	3	17	109
Funds receivable and customer accounts	12,750	11,363	12,723
TOTAL CASH, CASH EQUIVALENTS, AND RESTRICTED CASH SHOWN IN THE CONSOLIDATED STATEMENTS OF CASH FLOWS	**$ 21,834**	**$ 19,156**	**$ 18,029**

The accompanying notes are an integral part of these consolidated financial statements.

PayPal Holdings, Inc.
Notes to Consolidated Financial Statements

Note 1—Overview and Summary of Significant Accounting Policies

Overview and Organization

PayPal Holdings, Inc. ("PayPal," the "Company," "we," "us," or "our") was incorporated in Delaware in January 2015 and is a leading technology platform that enables digital payments and simplifies commerce experiences on behalf of merchants and consumers worldwide. PayPal is committed to democratizing financial services to help improve the financial health of individuals and to increase economic opportunity for entrepreneurs and businesses of all sizes around the world. Our goal is to enable our merchants and consumers to manage and move their money anywhere in the world in the markets we serve, anytime, on any platform, and using any device when sending payments or getting paid, including person-to-person payments.

We operate globally and in a rapidly evolving regulatory environment characterized by a heightened focus by regulators globally on all aspects of the payments industry, including countering terrorist financing, anti-money laundering, privacy, cybersecurity, and consumer protection. The laws and regulations applicable to us, including those enacted prior to the advent of digital payments, continue to evolve through legislative and regulatory action and judicial interpretation. New or changing laws and regulations, including changes to their interpretation and implementation, as well as increased penalties and enforcement actions related to non-compliance, could have a material adverse impact on our business, results of operations, and financial condition. We monitor these areas closely and are focused on designing compliant solutions for our customers.

Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements include the financial statements of PayPal and our wholly- and majority-owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Investments in entities where we have the ability to exercise significant influence, but not control, over the investee are accounted for using the equity method of accounting. For such investments, our share of the investee's results of operations is included in other income (expense), net on our consolidated statements of income (loss). Investments in entities where we do not have the ability to exercise significant influence over the investee are accounted for at fair value or cost minus impairment, if any, adjusted for changes resulting from observable price changes, which are included in other income (expense), net on our consolidated statements of income (loss). Our investment balance is included in long-term investments on our consolidated balance sheets.

We determine at the inception of each investment, and re-evaluate if certain events occur, whether an entity in which we have made an investment is considered a variable interest entity ("VIE"). If we determine an investment is in a VIE, we then assess if we are the primary beneficiary, which would require consolidation. As of December 31, 2023 and December 31, 2022, no VIEs qualified for consolidation as the structures of these entities do not provide us with the ability to direct activities that would significantly impact their economic performance. As of December 31, 2023 and December 31, 2022, the carrying value of our investments in nonconsolidated VIEs was $175 million and $128 million, respectively, and is included as non-marketable equity securities applying the equity method of accounting in long-term investments on our consolidated balance sheets. Our maximum exposure to loss related to our nonconsolidated VIEs, which represents funded commitments and any future funding commitments, was $246 million and $232 million as of December 31, 2023 and 2022, respectively.

Certain amounts for prior years have been reclassified to conform to the financial statement presentation as of and for the year ended December 31, 2023.

PayPal Holdings, Inc.
Notes to Consolidated Financial Statements—(Continued)

Use of Estimates

The preparation of consolidated financial statements in conformity with United States ("U.S.") generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, we evaluate our estimates, including those related to provisions for transaction and credit losses, income taxes, loss contingencies, revenue recognition, and the evaluation of strategic investments for impairment. We base our estimates on historical experience and various other assumptions which we believe to be reasonable under the circumstances. Actual results could materially differ from these estimates.

Cash and Cash Equivalents

Cash and cash equivalents are short-term, highly liquid investments with original maturities of three months or less when purchased and are comprised of primarily bank deposits, government and agency securities, and commercial paper.

Investments

Short-term investments include time deposits and available-for-sale debt securities with original maturities of greater than three months but less than one year when purchased or maturities of one year or less on the reporting date. Long-term investments include time deposits and available-for-sale debt securities with maturities exceeding one year on the reporting date, as well as our strategic investments. Our available-for-sale debt securities are reported at fair value using the specific identification method. Unrealized gains and losses are reported as a component of other comprehensive income (loss), net of related estimated tax provisions or benefits.

We elect to account for available-for-sale debt securities denominated in currencies other than the functional currency of our subsidiaries, underlying funds receivable and customer accounts, short-term investments, and long-term investments, under the fair value option as further discussed in "Note 9—Fair Value Measurement of Assets and Liabilities." The changes in fair value related to initial measurement and subsequent changes in fair value are included as a component of other income (expense), net on our consolidated statements of income (loss).

Our strategic investments consist of marketable equity securities, which are publicly traded, and non-marketable equity securities, which are primarily investments in privately held companies. Marketable equity securities have readily determinable fair values with changes in fair value recorded in other income (expense), net. Non-marketable equity securities include investments that do not have a readily determinable fair value, as well as equity method investments. The investments that do not have readily determinable fair value are measured at cost minus impairment, if any, and are adjusted for changes resulting from observable price changes in orderly transactions for an identical or similar investment in the same issuer (the "Measurement Alternative"). Non-marketable equity securities also include our investments where we have the ability to exercise significant influence, but not control, over the investee and account for these securities using the equity method of accounting. All gains and losses on these investments, realized and unrealized, and our share of earnings or losses from investments accounted for using the equity method are recognized in other income (expense), net on our consolidated statements of income (loss).

We assess whether an impairment loss on our non-marketable, Measurement Alternative investments has occurred based on qualitative factors such as the companies' financial condition and business outlook, industry performance, regulatory, economic or technological environment, and other relevant events and factors affecting the company. We assess whether an other-than-temporary impairment loss on our equity method investments has occurred due to declines in fair value or other market conditions. If any impairment is identified for non-marketable equity securities or impairment is considered other-than-temporary for our equity method investments, we write down the investment to its fair value and record the corresponding charge through other income (expense), net on our consolidated statements of income (loss).

PayPal Holdings, Inc.
Notes to Consolidated Financial Statements—(Continued)

Our available-for-sale debt securities in an unrealized loss position are written down to fair value through a charge to other income (expense), net on our consolidated statements of income (loss) if we intend to sell the security or it is more likely than not we will be required to sell the security before recovery of its amortized cost basis. For the remaining available-for-sale debt securities in an unrealized loss position, if we identify that the decline in fair value has resulted from credit losses, taking into consideration changes to the rating of the security by rating agencies, implied yields versus benchmark yields, and the extent to which fair value is less than amortized cost, among other factors, we estimate the present value of cash flows expected to be collected. If the present value of cash flows expected to be collected is less than the amortized cost basis, a credit loss exists and an allowance for credit losses is recorded, limited by the amount that the fair value is less than the amortized cost basis. Any portion of impairment not related to credit losses is recognized in other comprehensive income (loss).

Accounts Receivable, Net

Accounts receivable is primarily related to revenue earned from customers and is reduced by an allowance for credit losses. For the years ended December 31, 2023 and 2022, the allowance for credit losses was not significant. Accounts receivable deemed uncollectible are charged against the allowance for credit losses when identified.

Loans and Interest Receivable, Held for Sale

In June 2023, we entered into a multi-year agreement with a global investment firm to sell up to €40 billion of United Kingdom ("U.K.") and other European buy now, pay later loan receivables, consisting of eligible loans and interest receivable and a forward-flow arrangement for the sale of future originations of eligible loans over a 24-month commitment period (together, "eligible consumer installment receivables"). Following the sale, the global investment firm becomes the owner of the eligible consumer installment receivables sold and we no longer hold an ownership interest in these receivables.

These sales of eligible consumer installment receivables to the global investment firm are accounted for as a true sale based on our determination that these receivables met all the necessary criteria for such accounting including legal isolation for transferred assets, ability of the transferee to pledge or exchange the transferred assets without constraint, and the transfer of control, and thus, we no longer record these receivables on our consolidated financial statements. We also concluded that our continuing involvement in the arrangement does not invalidate this determination. We maintain the servicing rights for the entire pool of the consumer installment receivables sold and receive a market-based service fee for servicing the assets sold.

Prior to the decision to sell, this portfolio was reported at outstanding principal balances, including unamortized deferred origination costs and estimated collectible interest and fees, net of allowances for credit losses. At the time of reclassification of eligible consumer installment receivables to loans and interest receivable, held for sale in May 2023, any previously recorded allowance for credit losses for loans and interest receivable outstanding was reversed, resulting in a decrease in transaction and credit losses on our consolidated statements of income (loss) for the year ended December 31, 2023.

Loans and interest receivable, held for sale as of December 31, 2023 represents installment consumer receivables that we originated and intend to sell to the global investment firm. Loans and interest receivable, held for sale are recorded at the lower of cost or fair value, determined on an aggregate basis, with valuation changes and any associated charge-offs recorded in restructuring and other on our consolidated statements of income (loss). Interest income on interest bearing held-for-sale loans is accrued and recognized based on the contractual rate of interest.

If PayPal no longer has intent to sell loans and interest receivable, held for sale, such loans would be reclassified to loans and interest receivable, held for investment. When a loan is reclassified to held for investment, any amounts previously recorded in order to measure the loan at the lower of cost or fair value are reversed on our consolidated statements of income (loss) (recognized within restructuring and other) and the loan is recorded consistent with loans originated as held for investment.

Loans and Interest Receivable, Net

Loans and interest receivable, net represents merchant receivables originated under our PayPal Working Capital ("PPWC") product and PayPal Business Loan ("PPBL") product and consumer loans originated under our PayPal Credit and installment credit products. PayPal Credit consists of revolving credit products.

PayPal Holdings, Inc.
Notes to Consolidated Financial Statements—(Continued)

In the U.S., PPWC, PPBL, and consumer interest-bearing installment products are provided under a program agreement we have with an independent chartered financial institution ("partner institution"). The partner institution extends credit to merchants for the PPWC and PPBL products and to consumers for interest-bearing installment products and we purchase the related receivables originated by the partner institution. For our merchant finance products outside the U.S., we extend working capital advances and loans in the U.K. and rest of Europe through our U.K. subsidiary and Luxembourg banking subsidiary, respectively, and working capital loans in Australia through an Australian subsidiary. In the U.S., we extend certain short-term, interest-free, installment loans to consumers through a U.S. subsidiary. For our international consumer credit products, we extend credit in the U.K and the rest of Europe through our U.K. subsidiary and Luxembourg banking subsidiary, respectively, and in Australia and Japan, through local subsidiaries.

As part of our arrangement with the partner institution in the U.S., we sell back a participation interest in the pool of receivables for the PPWC, PPBL, and consumer interest-bearing installment products. The partner institution has no recourse against us related to their participation interests for failure of debtors to pay when due. The participation interests held by the partner institution have the same priority to the interests held by us and are subject to the same credit, prepayment, and interest rate risk associated with this pool of receivables. All risks of loss are shared pro rata based on participation interests held among all participating stakeholders. We account for the asset transfer as a sale and derecognize the portion of the participation interests for which control has been surrendered. For this arrangement, gains or losses on the sale of the participation interests are not material as the carrying amount of the participation interest sold approximates the fair value at time of transfer.

Loans, advances, and interest and fees receivable are reported at their outstanding balances, net of any participation interests sold and unamortized deferred origination costs. We maintain the servicing rights for the entire pool of consumer and merchant receivables outstanding and receive a market-based service fee for servicing the assets underlying the participation interest sold.

We offer both revolving and installment credit products to our consumers. The terms of our consumer relationships require us to submit monthly bills to the consumer detailing loan repayment requirements. The terms also allow us to charge the consumer interest and fees in certain circumstances. Due to the relatively small dollar amount of individual loans and interest receivable, we do not require collateral on these balances.

In certain instances where a merchant is able to demonstrate that it is experiencing financial difficulty, there may be a modification of the loan or advance and the related interest or fee receivable for which it is probable that, without modification, we would be unable to collect all amounts due. Refer to "Note 11—Loans and Interest Receivable" for further information related to loan modifications.

Another partner institution is the exclusive issuer of the PayPal Credit consumer financing program in the U.S. We do not hold an ownership interest in the receivables generated through the program and therefore, do not record these receivables on our consolidated financial statements. PayPal earns a revenue share on the portfolio of consumer receivables owned by the partner institution, which is recorded in revenues from other value added services on our consolidated statements of income (loss).

Allowance for Loans and Interest Receivable

The allowance for loans and interest receivable represents our estimate of current expected credit losses inherent in our portfolio of loans and interest receivables. Increases to the allowance for loans receivable are reflected as a component of transaction and credit losses on our consolidated statements of income (loss). Increases to the allowance for interest and fees receivable are reflected as a reduction of net revenues on our consolidated statements of income (loss), or as a reduction of deferred revenue when interest and fees are billed at the inception of a loan or advance. The evaluation process to assess the adequacy of allowances is subject to numerous estimates and judgments.

PayPal Holdings, Inc.
Notes to Consolidated Financial Statements—(Continued)

The allowance for merchant loans, advances, and interest and fees receivable is primarily based on expectations of credit losses based on historical lifetime loss data as well as macroeconomic forecasts applied to the portfolio. The merchant loss models incorporate various portfolio attributes including geographic region, first borrowing versus repeat borrowing, delinquency, internally developed risk ratings, and vintage, as well as macroeconomic factors such as forecasted trends in unemployment rates and retail e-commerce sales. The forecasted macroeconomic factors are sourced externally, using a single scenario that we believe is most appropriate to the economic conditions applicable to a particular period. The reasonable and supportable forecast period for merchant products that we have included in our projected loss rates for 2023 and 2022, which approximates the estimated life of the loans, is approximately 2.5 to 3.5 years. Projected loss rates, inclusive of historical loss data and macroeconomic factors, are derived based on and applied to the principal amount of our merchant receivables. We also include qualitative adjustments that incorporate incremental information not captured in the quantitative estimates of our current expected credit losses. The allowance for current expected credit losses on interest and fees receivable is determined primarily by applying loss curves to each portfolio by geography, delinquency, and period of origination, among other factors.

The allowance for consumer loans and interest receivable not classified as held for sale is primarily based on expectations of credit losses based on historical lifetime loss data. The allowance for loans and interest receivable for our revolving credit product also incorporates macroeconomic forecasts applied to the portfolio. In the second quarter of 2023, our expected credit loss models for our revolving consumer receivables were updated. These changes did not have a material impact on our provision recorded in the year ended December 31, 2023. The consumer loss models incorporate various portfolio attributes including geographic region, loan term, delinquency, credit rating, vintage, and for the revolving credit portfolio macroeconomic factors such as forecasted trends in household disposable income and retail e-commerce sales (and through the first quarter of 2023, unemployment rates). The forecasted macroeconomic factors are sourced externally, using a single scenario that we believe is most appropriate to the economic conditions applicable to a particular period. The reasonable and supportable forecast period for revolving products and installment products (not classified as held for sale) that we have included in our projected loss rates for 2023, which approximates the estimated life of the loans, is approximately 5 years and 7 months to 3.5 years, respectively. In 2022, the reasonable and supportable forecast periods were consistent with 2023 except for revolving products, which had a reasonable and supportable forecast period of 2 years. Projected loss rates, inclusive of historical loss data and, for the revolving credit portfolio macroeconomic factors, are derived based on and applied to the principal amount of our consumer receivables. We also include qualitative adjustments that incorporate incremental information not captured in the quantitative estimates of our current expected credit losses, such as expectations of macroeconomic conditions not captured in the loss models for our installment products (not classified as held for sale). The allowance for current expected credit losses on interest and fees receivable is determined primarily by applying loss curves to each portfolio by geography, delinquency, and period of origination, among other factors.

In connection with the sale of our eligible consumer installment receivables, and the reclassification of that portfolio as held for sale, we reversed the previously recorded allowances for credit losses associated with those loans and interest receivable balances. Charge-offs and any adjustments to the fair value of loans and interest receivable, held for sale, are recorded in restructuring and other on our consolidated statement of income (loss).

Customer Accounts

We hold all customer balances, both in the U.S. and internationally, as direct claims against us which are reflected on our consolidated balance sheets as a liability classified as amounts due to customers. Certain jurisdictions where PayPal operates require us to hold eligible liquid assets, as defined by applicable regulatory requirements and commercial law in these jurisdictions, equal to at least 100% of the aggregate amount of all customer balances. Therefore, we restrict the use of the assets underlying the customer balances to meet these regulatory requirements and separately classify the assets as customer accounts on our consolidated balance sheets. We classify the assets underlying the customer balances as current based on their purpose and availability to fulfill our direct obligation under amounts due to customers. Customer funds for which PayPal is an agent and custodian on behalf of our customers are not reflected on our consolidated balance sheets. These funds include U.S. dollar funds which are deposited at one or more third-party financial institutions insured by the Federal Deposit Insurance Corporation ("FDIC") and are eligible for FDIC pass-through insurance (subject to applicable limits).

PayPal Holdings, Inc.
Notes to Consolidated Financial Statements—(Continued)

The Luxembourg Commission de Surveillance du Secteur Financier (the "CSSF") agreed that PayPal's management may designate up to 50% of European customer balances held in our Luxembourg banking subsidiary to fund European, U.K., and U.S. credit activities. As of December 31, 2023 and 2022, the total amount approved by management to be designated to fund credit activities was $3.0 billion and $3.8 billion, respectively, and represented approximately 39% and 37% of European customer balances made available for our corporate use as of those respective dates, as determined by applying financial regulations maintained by the CSSF. At the time PayPal's management designates the European customer balances held in our Luxembourg banking subsidiary to be used to extend credit, the balances are classified as cash and cash equivalents and no longer classified as customer accounts on our consolidated balance sheets. The remaining assets underlying the customer balances remain separately classified as customer accounts on our consolidated balance sheets. We identify these customer accounts separately from corporate funds and maintain them in interest and non-interest bearing bank deposits, time deposits, and available-for-sale debt securities. Customer balances deposited with our partners on a short-term basis in advance of customer transactions and used to fulfill our direct obligation under amounts due to customers are classified as cash and cash equivalents within our customer accounts classification on our consolidated balance sheets. See "Note 8—Cash and Cash Equivalents, Funds Receivable and Customer Accounts, and Investments" for additional information related to customer accounts.

We present changes in funds receivable and customer accounts as cash flows from investing activities on our consolidated statements of cash flows based on the nature of the activity underlying our customer accounts.

Under applicable accounting standards, we are an agent when facilitating cryptocurrency transactions on behalf of our customers. Cryptocurrencies held on behalf of our customers are not PayPal's assets and therefore, are not reflected as cryptocurrency assets on our consolidated balance sheets; however, we recognize a crypto asset safeguarding liability with a corresponding safeguarding asset to reflect our obligation to safeguard the cryptocurrencies held on behalf of our customers.

Funds Receivable and Funds Payable

Funds receivable and funds payable arise due to the time required to initiate collection from and clear transactions through external payment networks. When customers fund their PayPal account using their bank account, credit card, debit card, or withdraw funds from their PayPal account to their bank account or through a debit card transaction, there is a clearing period before the cash is received or settled, usually one to three business days for U.S. transactions and generally up to five business days for international transactions. In addition, a portion of our customers' funds are settled directly to their bank account. These funds are also classified as funds receivable and funds payable and arise due to the time required to initiate collection from and clear transactions through external payment networks.

Property and Equipment

Property and equipment consists primarily of computer equipment, software and website development costs, land and buildings, leasehold improvements, and furniture and fixtures. Property and equipment are stated at historical cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets; generally, one to four years for computer equipment and software, including capitalized software and website development costs, three years for furniture and fixtures, up to 30 years for buildings and building improvements, and the shorter of five years or the non-cancelable term of the lease for leasehold improvements.

Direct costs incurred to develop software for internal use and website development costs, including those costs incurred in expanding and enhancing our payments platform, are capitalized and amortized generally over an estimated useful life of three years and are recorded as amortization within the financial statement captions aligned with the internal organizations that are the primary beneficiaries of such assets. We capitalized $445 million and $511 million of internally developed software and website development costs for the years ended December 31, 2023 and 2022, respectively. Amortization expense for these capitalized costs was $482 million, $426 million, and $366 million for the years ended December 31, 2023, 2022, and 2021, respectively. Costs related to the maintenance of internal use software and website development costs are expensed as incurred.

PayPal Holdings, Inc.
Notes to Consolidated Financial Statements—(Continued)

Leases

We determine whether an arrangement is a lease for accounting purposes at contract inception. Operating leases are recorded as right-of-use ("ROU") assets, which are included in other assets, and lease liabilities, which are included in accrued expenses and other current liabilities and other long-term liabilities on our consolidated balance sheets. For sale-leaseback transactions, we evaluate the sale and the lease arrangement based on our conclusion as to whether control of the underlying asset has been transferred, and recognize the sale-leaseback as either a sale transaction or under the financing method. The financing method requires the asset to remain on our consolidated balance sheets throughout the term of the lease and the proceeds to be recognized as a financing obligation.

ROU assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. ROU assets and lease liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. Our leases do not provide an implicit rate and therefore we use an incremental borrowing rate for specific terms on a collateralized basis using information available on the commencement date in determining the present value of lease payments. The ROU asset calculation includes lease payments to be made and excludes lease incentives. The ROU asset and lease liability may include amounts attributed to options to extend or terminate the lease when it is reasonably certain we will exercise that option. When we reach a decision to exercise a lease renewal or termination option, we recognize the associated impact to the ROU asset and lease liability. Lease expense for operating leases is recognized on a straight-line basis over the lease term.

We have lease agreements with lease and non-lease components. We have elected to apply the practical expedient and account for the lease and non-lease components as a single lease component for all leases, where applicable. In addition, we have elected to apply the practical expedients related to lease classification, hindsight, and land easement. We apply a single portfolio approach to account for the ROU assets and lease liabilities.

We evaluate ROU assets related to leases for indicators of impairment whenever events or changes in circumstances indicate that the carrying amount of an ROU asset may not be recoverable. When a decision has been made to exit a lease prior to the contractual term or to sublease that space, we evaluate the asset for impairment and recognize the associated impact to the ROU asset and related expense, if applicable. The evaluation is performed at the asset group level initially and when appropriate, at the lowest level of identifiable cash flows, which is at the individual lease level. Undiscounted cash flows expected to be generated by the related ROU assets are estimated over the ROU assets' useful lives. If the evaluation indicates that the carrying amount of the ROU assets may not be recoverable, any potential impairment is measured based upon the fair value of the related ROU asset or asset group as determined by appropriate valuation techniques.

Goodwill and Intangible Assets

Goodwill is tested for impairment, at a minimum, on an annual basis at the reporting unit level by first performing a qualitative assessment to determine whether it is more likely than not that the fair value of the reporting unit is less than its carrying value. If the reporting unit does not pass the qualitative assessment, then the reporting unit's carrying value is compared to its fair value. Goodwill is considered impaired if the carrying value of the reporting unit exceeds its fair value. The fair value of the reporting unit may be estimated using income and market approaches. The discounted cash flow method, a form of the income approach, uses expected future operating results and a market participant discount rate. The market approach uses comparable company prices and other relevant information generated by market transactions (either publicly traded entities or mergers and acquisitions) to develop pricing metrics to be applied to historical and expected future operating results of the reporting unit. Failure to achieve these expected results, changes in the discount rate, or market pricing metrics may cause a future impairment of goodwill at the reporting unit level. We conducted our annual impairment test of goodwill as of August 31, 2023 and 2022. We determined that no adjustment to the carrying value of goodwill of our reporting unit was required. As of December 31, 2023, we determined that no events occurred, or circumstances changed from August 31, 2023 through December 31, 2023 that would more likely than not reduce the fair value of the reporting unit below its carrying amount.

Intangible assets consist of acquired customer list and user base intangible assets, marketing related intangibles, developed technology, and other intangible assets. Intangible assets are amortized over the period of estimated benefit using the straight-line method and estimated useful lives ranging from three to seven years. No significant residual value is estimated for intangible assets.

PayPal Holdings, Inc.
Notes to Consolidated Financial Statements—(Continued)

We evaluate long-lived assets (including intangible assets) for impairment whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset may not be recoverable. An asset is considered impaired if its carrying amount exceeds the future undiscounted cash flow the asset is expected to generate.

Allowance for Transaction Losses

We are exposed to transaction losses due to credit card and other payment misuse as well as nonperformance from sellers who accept payments through PayPal. We establish an allowance for estimated losses arising from completing customer transactions, such as chargebacks for unauthorized credit card use and merchant-related chargebacks due to non-delivery or unsatisfactory delivery of purchased items, purchase protection program claims, and account takeovers. This allowance represents an accumulation of the estimated amounts of probable transaction losses as of the reporting date. The allowance is monitored regularly and is updated based on actual loss data. The allowance is based on known facts and circumstances, internal factors including experience with similar cases, historical trends involving loss payment patterns, and the mix of transaction and loss types, as applicable. Additions to the allowance are reflected as a component of transaction and credit losses on our consolidated statements of income (loss). The allowance for transaction losses is included in accrued expenses and other current liabilities on our consolidated balance sheets.

Allowance for Negative Customer Balances

Negative customer balances occur primarily when there are insufficient funds in a customer's PayPal account to cover charges applied for bank returns and reversals, debit card transactions, and merchant-related chargebacks due to non-delivery or unsatisfactory delivery of purchased items, which are generally within the scope of our protection programs. Negative customer balances can be cured by the customer by adding funds to their account, receiving payments, or through back-up funding sources. We also utilize third-party collection agencies. For negative customer balances that are not expected to be cured or otherwise collected, we provide an allowance for expected losses. The allowance represents expected losses based on historical trends involving collection and write-off patterns, internal factors including our experience with similar cases, other known facts and circumstances, and reasonable and supportable macroeconomic forecasts, as applicable. Loss rates are derived using historical loss data for each delinquency bucket using a roll rate model that captures the losses and the likelihood that a negative customer balance will be written off as the delinquency age of such balance increases. The loss rates are then applied to the outstanding negative customer balances. Once the quantitative calculation is performed, we review the adequacy of the allowance and determine if qualitative adjustments need to be considered. We write-off negative customer balances in the month in which the balance becomes outstanding for 120 days. Write-offs that are recovered are recorded as a reduction to our allowance for negative customer balances. Negative customer balances are included in other current assets, net of the allowance on our consolidated balance sheets. Adjustments to the allowance for negative customer balances are recorded as a component of transaction and credit losses on our consolidated statements of income (loss).

Derivative Instruments

See "Note 10—Derivative Instruments" for information related to the derivative instruments.

Fair Value Measurements

We measure certain financial assets and liabilities at fair value on a recurring basis and certain financial and non-financial assets and liabilities at fair value on a non-recurring basis when a change in fair value or impairment is evidenced. Fair value is defined as the price received to sell an asset or paid to transfer a liability in the principal market for the asset or liability in an orderly transaction between market participants on the measurement date. Fair value is estimated by maximizing the use of observable inputs and minimizing the use of unobservable inputs. The categorization within the following three-level fair value hierarchy for our recurring and non-recurring fair value measurements is based upon the lowest level of input that is available and significant to the fair value measurement:

- Level 1—Observable inputs, such as unadjusted quoted prices in active markets for identical assets or liabilities.

- Level 2—Observable inputs other than Level 1 quoted prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active or other inputs that are observable or can be market-corroborated.

- Level 3—Unobservable inputs that cannot be directly corroborated by observable market data and that typically reflect management's estimate of assumptions that market participants would use in pricing the asset or liability.

PayPal Holdings, Inc.
Notes to Consolidated Financial Statements—(Continued)

See "Note 9—Fair Value Measurement of Assets and Liabilities" for additional information related to our fair value measurements.

Crypto Asset Safeguarding Liability and Corresponding Safeguarding Asset

See "Note 7—Other Financial Statement Details" for information related to our crypto asset safeguarding liability and corresponding safeguarding asset.

Concentrations of Risk

Our cash, cash equivalents, short-term investments, accounts receivable, loans and interest receivable, net, funds receivable and customer accounts, long-term investments, and long-term notes receivable, are potentially subject to concentration of credit risk. Cash, cash equivalents, and customer accounts are placed with financial institutions that management believes are of high credit quality. In addition, funds receivable are generated primarily with financial institutions which management believes are of high credit quality. We invest our cash, cash equivalents, and customer accounts primarily in highly liquid, highly rated instruments which are uninsured. We have corporate deposit balances with financial services institutions which exceed the FDIC insurance limit of $250,000. As part of our cash management process, we perform periodic evaluations of the relative credit standing of these financial institutions. Our accounts receivable are derived from revenue earned from customers located in the U.S. and internationally. Our loans and interest receivable are derived from merchant and consumer financing activities for customers located in the U.S. and internationally. Our long-term notes receivable is derived from deferred proceeds associated with the sale of our U.S. consumer credit receivables portfolio to a partner institution in 2018. Transaction expense is derived from fees paid to payment processors and other financial institutions, located in the U.S. and internationally, when we draw funds from a customer's credit or debit card, bank account, or other funding source they have stored in their digital wallet.

As of December 31, 2023 and 2022, one customer accounted for 15% and 20% of net accounts receivables, respectively. No customer accounted for more than 10% of net loans receivable as of December 31, 2023 and 2022. At December 31, 2023 and 2022, one partner institution accounted for our long-term notes receivable balance, which represented 16% and 18% of other assets, respectively. During the years ended December 31, 2023, 2022, and 2021, no customer accounted for more than 10% of net revenues. During the years ended December 31, 2023 and 2022, one payment processor accounted for 60% and 63% of transaction expense, respectively. During the year ended December 31, 2021, two payment processors accounted for 70% of transaction expense.

Revenue Recognition

See "Note 2—Revenue" for information related to our revenue recognition.

Advertising Expense

We expense the cost of producing advertisements at the time production occurs and expense the cost of communicating advertisements in the period during which the advertising space or airtime is used as sales and marketing expense. Online advertising expenses are recognized based on the terms of the individual agreements, which are generally based on the number of impressions delivered over the total number of contracted impressions, on a pay-per-click basis, or on a straight-line basis over the term of the contract. Advertising expense totaled $364 million, $518 million, and $740 million for the years ended December 31, 2023, 2022, and 2021, respectively.

Defined Contribution Savings Plans

We have a defined contribution savings plan in the U.S. which qualifies under Section 401(k) of the Internal Revenue Code ("Code"). Our non-U.S. employees are covered by other savings plans. Expenses related to our defined contribution savings plans are recorded when services are rendered by our employees.

PayPal Holdings, Inc.
Notes to Consolidated Financial Statements—(Continued)

Stock-Based Compensation

We determine compensation expense associated with restricted stock units, performance based restricted stock units, and restricted stock awards based on the estimated fair value of our common stock on the date of grant. We determine compensation expense associated with stock options based on the estimated grant date fair value method using the Black-Scholes valuation model. We generally recognize compensation expense using a straight-line amortization method over the respective vesting period for awards that are ultimately expected to vest. Accordingly, stock-based compensation expense for the years ended December 31, 2023, 2022, and 2021 has been reduced for estimated forfeitures. When estimating forfeitures, we consider voluntary termination behavior of our employees as well as trends of actual forfeitures.

Foreign Currency

Many of our foreign subsidiaries have designated the local currency of their respective countries as their functional currency. Assets and liabilities of our non-U.S. dollar functional currency subsidiaries are translated into U.S. dollars at exchange rates prevailing at the balance sheet dates. Revenues and expenses of our non-U.S. dollar functional currency subsidiaries are translated into U.S. dollars using daily exchange rates. Gains and losses resulting from these translations are recorded as a component of accumulated other comprehensive income (loss) ("AOCI"). Gains and losses from the remeasurement of foreign currency transactions into the functional currency are recognized as other income (expense), net on our consolidated statements of income (loss).

Income Taxes

We account for income taxes using an asset and liability approach which requires the recognition of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in the financial statements or tax returns. The measurement of current and deferred tax assets and liabilities is based on provisions of enacted tax laws; the effects of future changes in tax laws or rates are not anticipated. If necessary, the measurement of deferred tax assets is reduced by the amount of any tax benefits that are not expected to be realized based on available evidence. We report a liability for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return. We recognize interest and penalties, if any, related to unrecognized tax benefits in income tax expense. We account for Global Intangible Low-Taxed Income as a current-period expense when incurred.

Other Income (expense), Net

Other income (expense), net includes:

- interest income, which consists of interest earned on corporate cash and cash equivalents and short-term and long-term investments,

- interest expense, which consists of interest expense, fees, and amortization of debt discount on our long-term debt (including current portion) and credit facilities,

- realized and unrealized gains (losses) on strategic investments, and

- other, which primarily includes foreign currency exchange gains and losses due to remeasurement of certain foreign currency denominated monetary assets and liabilities, forward points on derivative contracts designated as net investment hedges, and fair value changes on the derivative contracts not designated as hedging instruments.

Recent Accounting Guidance

In November 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-07, *Segment Reporting* (Topic 280): *Improvements to Reportable Segment Disclosures*. The amended guidance requires incremental reportable segment disclosures, primarily about significant segment expenses. The amendments also require entities with a single reportable segment to provide all disclosures required by these amendments, and all existing segment disclosures. The amendments will be applied retrospectively to all prior periods presented in the financial statements and is effective for fiscal years beginning after December 15, 2023, and interim periods in fiscal years beginning after December 15, 2024, with early adoption permitted. We are evaluating the impact this amended guidance may have on the footnotes to our consolidated financial statements.

PayPal Holdings, Inc.
Notes to Consolidated Financial Statements—(Continued)

In December 2023, the FASB issued ASU 2023-08, *Intangibles – Goodwill and Other – Crypto Assets* (Subtopic 350-60): *Accounting for and Disclosure of Crypto Assets*. This amended guidance requires fair value measurement of certain crypto assets each reporting period with the changes in fair value reflected in net income. The amendments also require disclosures of the name, fair value, units held, and cost bases for each significant crypto asset held and annual reconciliations of crypto asset holdings. The new guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2024, with early adoption permitted. We are required to apply these amendments as a cumulative-effect adjustment to retained earnings as of the beginning of the fiscal year in which the guidance is adopted. The adoption of this guidance is not expected to have a material impact on our consolidated financial statements based on our current crypto asset holdings and fair value.

In December 2023, the FASB issued ASU 2023-09, *Income Taxes* (Topic 740): *Improvements to Income Tax Disclosures*. The amended guidance enhances income tax disclosures primarily related to the effective tax rate reconciliation and income taxes paid information. This guidance requires disclosure of specific categories in the effective tax rate reconciliation and further information on reconciling items meeting a quantitative threshold. In addition, the amended guidance requires disaggregating income taxes paid (net of refunds received) by federal, state, and foreign taxes. It also requires disaggregating individual jurisdictions in which income taxes paid (net of refunds received) is equal to or greater than 5 percent of total income taxes paid (net of refunds received). The amended guidance is effective for fiscal years beginning after December 15, 2024. The guidance can be applied either prospectively or retrospectively. We are evaluating the impact this amended guidance may have on the footnotes to our consolidated financial statements.

Recently Adopted Accounting Guidance

In March 2022, the FASB issued ASU 2022-02, *Troubled Debt Restructurings ("TDRs")* and *Vintage Disclosures* (Topic 326): *Financial Instruments – Credit Losses*. This amended guidance eliminated the accounting designation of a loan modification as a TDR and the measurement guidance for TDRs. The amendments also enhanced existing disclosure requirements and introduced new requirements related to modifications of receivables due from borrowers experiencing financial difficulty. Additionally, this guidance required entities to disclose gross charge-offs by year of origination for financing receivables, such as loans and interest receivable. The amended guidance was effective for fiscal years beginning after December 15, 2022 and was required to be applied prospectively, except for the recognition and measurement of TDRs, which could be applied on a modified retrospective basis. We adopted this guidance effective January 1, 2023 on a prospective basis. Our financial statements were not materially impacted upon adoption. For additional information, see "Note 11—Loans and Interest Receivable."

There are other new accounting pronouncements issued by the FASB that we have adopted or will adopt, as applicable. We do not believe any of these new accounting pronouncements have had, or will have, a material impact on our consolidated financial statements or disclosures.

Note 2—Revenue

We enable our customers to send and receive payments. We earn revenue primarily by completing payment transactions for our customers on our payments platform and from other value added services. Our revenues are classified into two categories: transaction revenues and revenues from other value added services.

Transaction Revenues

We earn transaction revenues primarily from fees paid by our customers to receive payments on our platform. These fees may have a fixed and variable component. The variable component is generally a percentage of the value of the payment amount and is known at the time the transaction is processed. For a portion of our transactions, the variable component of the fee is eligible for reimbursement when the underlying transaction is approved for a refund. We estimate the amount of fee refunds that will be processed each quarter and record a provision against our transaction revenues. The volume of activity processed on our payments platform, which results in transaction revenue, is referred to as Total Payment Volume ("TPV"). We generate additional revenues from merchants and consumers: on transactions where we perform currency conversion, when we enable cross-border transactions (i.e., transactions where the merchant and consumer are in different countries), to facilitate the instant transfer of funds for our customers from their PayPal or Venmo account to their bank account or debit card, to facilitate the purchase and sale of cryptocurrencies, as contractual compensation from sellers that violate our contractual terms (for example, through fraud or counterfeiting), and other miscellaneous fees. Our transaction revenues are also reduced by certain incentives provided to our customers.

PayPal Holdings, Inc.
Notes to Consolidated Financial Statements—(Continued)

Our contracts with our customers are usually open-ended and can be terminated by either party without a termination penalty after the notice period has lapsed. Therefore, our contracts are defined at the transaction level and do not extend beyond the service already provided. Our contracts generally renew automatically without any significant material rights. Some of our contracts include tiered pricing, which are based primarily on volume. The fee charged per transaction is adjusted up or down if the volume processed for a specified period is different from prior period defined volumes. We have concluded that this volume-based pricing approach does not constitute a future material right since the discount is within a range typically offered to a class of customers with similar volume. We do not have any capitalized contract costs and we do not carry any material contract balances.

Our primary service comprises a single performance obligation to complete payments on our payments platform for our customers. Using our risk assessment tools, we perform a transaction risk assessment on individual transactions to determine whether a transaction should be authorized for completion on our payments platform. When we authorize a transaction, we become obligated to our customer to complete the payment transaction.

We recognize fees charged to our customers primarily on a gross basis as transaction revenue when we are the principal in respect of completing a payment transaction. As a principal to the transaction, we control the service of completing payments on our payments platform. We bear primary responsibility for the fulfillment of the payment service, contract directly with our customers, control the product specifications, and define the value proposal from our services. Further, we have full discretion in determining the fee charged to our customers, which is independent of the costs we incur in instances where we may utilize payment processors or other financial institutions to perform services on our behalf. We therefore bear full margin risk when completing a payment transaction. These fees paid to payment processors and other financial institutions are recognized as transaction expense. We are also responsible for providing customer support.

To promote engagement and acquire new users on our platform, we may provide incentives to merchants and consumers in various forms including discounts on fees, rebates, rewards, and coupons. Evaluating whether an incentive is a payment to a customer requires judgment. Incentives that are determined to be consideration payable to a customer or paid on behalf of a customer are recognized as a reduction of revenue. Incentives based on performance targets are recorded as a reduction to revenue when earned, based on management's estimate of each customer's future performance and incentives not based on performance targets are amortized as a reduction of revenue ratably over the contractual term. Certain incentives paid to users that are not our customers are classified as sales and marketing expense.

We provide merchants and consumers with protection programs for certain transactions completed on our payments platform. These programs are intended to protect both merchants and consumers from loss primarily due to fraud and counterparty performance. These protection programs do not provide a separate service to our customers and we estimate and record associated costs in transaction and credit losses during the period the payment transaction is completed.

Revenues from Other Value Added Services

We earn revenues from other value added services, which are comprised primarily of revenue earned through partnerships, referral fees, subscription fees, gateway fees, and other services that we provide to our merchants and consumers. These contracts typically have one performance obligation which is provided and recognized over the term of the contract. The transaction price is generally fixed and known at the end of each reporting period; however, for some agreements, it may be necessary to estimate the transaction price using the expected value method. Revenue earned from other value added services is recorded on a net basis when we are considered the agent with respect to processing transactions.

We also earn revenues from interest and fees earned on our portfolio of loans receivable, and interest earned on certain assets underlying customer balances. Interest and fees earned on the portfolio of loans receivable are computed and recognized based on the effective interest method and are presented net of any required reserves and amortization of deferred origination costs.

PayPal Holdings, Inc.
Notes to Consolidated Financial Statements—(Continued)

Disaggregation of Revenue

We determine operating segments based on how our chief operating decision maker ("CODM") manages the business, makes operating decisions around the allocation of resources, and evaluates operating performance. Our CODM is our Chief Executive Officer, who regularly reviews our operating results on a consolidated basis. We operate as one segment and have one reportable segment. Based on the information provided to and reviewed by our CODM, we believe that the nature, amount, timing, and uncertainty of our revenue and cash flows and how they are affected by economic factors are most appropriately depicted through our primary geographical markets and types of revenue categories (transaction revenues and revenues from other value added services). Revenues recorded within these categories are earned from similar products and services for which the nature of associated fees and the related revenue recognition models are substantially similar.

The following table presents our revenue disaggregated by primary geographical market and category:

	Year Ended December 31,		
	2023	2022	2021
	(In millions)		
Primary geographical markets			
U.S.	$ 17,253	$ 15,807	$ 13,712
Other countries[(1)]	12,518	11,711	11,659
TOTAL NET REVENUES[(2)]	**$ 29,771**	**$ 27,518**	**$ 25,371**
Revenue category			
Transaction revenues	$ 26,857	$ 25,206	$ 23,402
Revenues from other value added services	2,914	2,312	1,969
TOTAL NET REVENUES[(2)]	**$ 29,771**	**$ 27,518**	**$ 25,371**

[(1)] No single country included in the other countries category generated more than 10% of total net revenues.

[(2)] Total net revenues include $1.8 billion, $1.3 billion, and $425 million for the years ended December 31, 2023, 2022, and 2021, respectively, which do not represent revenues recognized in the scope of Accounting Standards Codification Topic 606, *Revenue from contracts with customers*. Such revenues relate to interest and fees earned on loans and interest receivable, including loans and interest receivable held for sale, as well as hedging gains or losses, and interest earned on certain assets underlying customer balances.

Net revenues are attributed to the country in which the party paying our fee is located.

Note 3—Net Income (loss) Per Share

Basic net income (loss) per share is computed by dividing net income (loss) for the period by the weighted average number of common shares outstanding during the period. Diluted net income (loss) per share is computed by dividing net income (loss) for the period by the weighted average number of shares of common stock and potentially dilutive common stock outstanding for the period. The dilutive effect of outstanding equity incentive awards is reflected in diluted net income (loss) per share by application of the treasury stock method. The calculation of diluted net income (loss) per share excludes all anti-dilutive common shares. During periods when we report net loss, diluted net loss per share is the same as basic net loss per share because the effects of potentially dilutive items would decrease the net loss per share.

PayPal Holdings, Inc.
Notes to Consolidated Financial Statements—(Continued)

The following table sets forth the computation of basic and diluted net income (loss) per share for the periods indicated:

	Year Ended December 31,		
	2023	2022	2021
	(In millions, except per share amounts)		
Numerator:			
Net income (loss)	$ 4,246	$ 2,419	$ 4,169
Denominator:			
Weighted average shares of common stock—basic	1,103	1,154	1,174
Dilutive effect of equity incentive awards	4	4	12
WEIGHTED AVERAGE SHARES OF COMMON STOCK—DILUTED	**1,107**	**1,158**	**1,186**
Net income (loss) per share:			
Basic	$ 3.85	$ 2.10	$ 3.55
Diluted	$ 3.84	$ 2.09	$ 3.52
Common stock equivalents excluded from net income (loss) per diluted share because their effect would have been anti-dilutive or potentially dilutive	21	13	2

Note 4—Business Combinations and Divestitures

There were no acquisitions accounted for as business combinations completed in 2023 or 2022. There were no divestitures completed in 2022 or 2021.

Divestitures Completed in 2023

On November 1, 2023, we completed the sale of Happy Returns to United Parcel Services, Inc. for approximately $466 million in cash, net of cash divested, and derecognized the assets held for sale, consisting primarily of $81 million of goodwill and $13 million of net intangible assets. The sale of Happy Returns will help enable us to focus on our core business and priorities. A pre-tax gain of $339 million, net of transaction costs, was included in restructuring and other in the consolidated statements of income (loss) for the year ended December 31, 2023.

Acquisitions Completed in 2021

During the year ended December 31, 2021, we completed five acquisitions reflecting 100% of the equity interests of the acquired companies, for an aggregate purchase price of $3.1 billion.

Paidy

We completed the acquisition of Paidy in October 2021 by acquiring all outstanding shares for total consideration of approximately $2.7 billion, consisting of approximately $2.6 billion in cash and approximately $161 million in assumed restricted stock and restricted stock units, subject to vesting conditions. Paidy is a two-sided payments platform that primarily provides buy now, pay later solutions (installment credit offerings) in Japan. With the acquisition of Paidy, we expanded our capabilities and relevance in Japan.

ANNUAL REPORT

PayPal Holdings, Inc.
Notes to Consolidated Financial Statements—(Continued)

The following table summarizes the final allocation of the purchase consideration to the fair value of the assets acquired and liabilities assumed:

	(In millions)
Goodwill	$ 1,897
Customer lists and user base	512
Marketing related	83
Developed technology	47
TOTAL INTANGIBLES	$ 642
Loans and interest receivable, net	197
Cash and cash equivalents	102
Other net assets	87
Short-term and long-term debt	(188)
Deferred tax liabilities, net	(166)
TOTAL PURCHASE PRICE	**$ 2,571**

The intangible assets acquired consist primarily of merchant contracts, trade names/trademarks, and developed technology with estimated useful lives of three to seven years. Contractual gross loans and interest receivable acquired were $216 million. The excess of the purchase consideration, including the fair value of our equity investment, over the fair value of net tangible and identifiable intangible assets acquired was recorded as goodwill and is attributable to the workforce of Paidy and the synergies expected to arise from the acquisition, including continued customer acquisition. Goodwill was not deductible for income tax purposes.

In connection with the acquisition, we issued restricted stock and restricted stock units with an approximate grant date fair value of $161 million, which represents post-business combination expense. The equity granted is a combination of shares issued to certain former Paidy employees subject to a holdback arrangement and assumed Paidy employee equity grants, which vest over a period of up to approximately four years subject to continued employment.

Other Acquisitions

In 2021, we completed four other acquisitions accounted for as business combinations. The total purchase price for these acquisitions was $542 million, consisting primarily of cash consideration. The allocation of purchase consideration resulted in approximately $90 million of technology, customer, and marketing-related intangible assets with estimated useful lives ranging from approximately one to seven years, net assets of $17 million, and goodwill of approximately $435 million attributable to the workforce of the acquired companies and the synergies expected to arise from these acquisitions, including the integration of the acquired technology with our existing product offerings. Goodwill was not considered deductible for income tax purposes.

Other Information

Prior to acquisition, we held minority interests in certain of the companies we acquired in 2021. We remeasured these investments immediately before the completion of the respective acquisitions at a total acquisition-date fair value of $64 million, which resulted in an aggregate gain of $36 million recognized as other income (expense), net on our consolidated statements of income (loss). The acquisition-date fair value was derived using the value paid less a control premium based on market analysis performed by a third party.

PayPal Holdings, Inc.
Notes to Consolidated Financial Statements—(Continued)

Note 5—Goodwill and Intangible Assets

Goodwill

The following table presents goodwill balances and adjustments to those balances during the years ended December 31, 2023 and 2022:

	December 31, 2021	Goodwill Acquired	Adjustments	December 31, 2022	Goodwill Acquired	Adjustments	December 31, 2023
				(In millions)			
Total goodwill	$ 11,454	—	(245)	$ 11,209	—	(183)	$ 11,026

The adjustments to goodwill during 2023 pertained to foreign currency translation adjustments and a reduction in goodwill associated with the divestiture of Happy Returns. For additional information, see "Note 4—Business Combinations and Divestitures." The adjustments to goodwill during 2022 pertained primarily to foreign currency translation adjustments.

Intangible Assets

The components of identifiable intangible assets were as follows:

	December 31, 2023				December 31, 2022			
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Weighted Average Useful Life (Years)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Weighted Average Useful Life (Years)
				(In millions, except years)				
Intangible assets:								
Customer lists and user base	$ 1,546	$ (1,140)	$ 406	7	$ 1,664	$ (1,092)	$ 572	7
Marketing related	387	(350)	37	5	395	(339)	56	5
Developed technology	1,013	(999)	14	3	1,099	(1,048)	51	3
All other	433	(353)	80	7	438	(329)	109	7
INTANGIBLE ASSETS, NET	**$ 3,379**	**$ (2,842)**	**$ 537**		**$ 3,596**	**$ (2,808)**	**$ 788**	

In the year ended December 31, 2023, we recorded a reduction of approximately $36 million of gross intangible assets, with a net carrying amount of $13 million, associated with the divestiture of Happy Returns as described in "Note 4—Business Combinations and Divestitures." In the year ended December 31, 2023, we retired approximately $141 million of fully amortized intangible assets, consisting primarily of $79 million in customer lists and user base and $62 million in developed technology. Amortization expense for intangible assets was $226 million, $471 million, and $443 million for the years ended December 31, 2023, 2022, and 2021, respectively.

Expected future intangible asset amortization as of December 31, 2023 was as follows:

Fiscal years:	(In millions)
2024	$ 184
2025	153
2026	95
2027	59
2028	46
	$ 537

PayPal Holdings, Inc.
Notes to Consolidated Financial Statements—(Continued)

Note 6—Leases

PayPal enters into various leases, which are primarily real estate operating leases. We use these properties for executive and administrative offices, data centers, product development offices, and customer services and operations centers.

While a majority of our lease agreements do not contain an explicit interest rate, certain of our lease agreements are subject to changes based on the Consumer Price Index or another referenced index. In the event of changes to the relevant index, lease liabilities are not remeasured and instead are treated as variable lease payments and recognized in the period in which the obligation for those payments is incurred.

The short-term lease exemption has been adopted for all leases with a duration of less than 12 months.

PayPal's lease portfolio includes a small number of subleases. A sublease situation can arise when currently leased real estate space is available and is surplus to operational requirements.

As of December 31, 2023, we had no finance leases.

The components of lease expense were as follows:

	Year Ended December 31,		
	2023	2022	2021
	(In millions)		
Lease expense			
Operating lease expense	$ 156	$ 171	$ 170
Sublease income	(9)	(8)	(8)
LEASE EXPENSE, NET	**$ 147**	**$ 163**	**$ 162**

Supplemental cash flow information related to leases was as follows:

	Year Ended December 31,		
	2023	2022	2021
	(In millions)		
Cash paid for amounts included in the measurement of lease liabilities:			
Operating cash flows from operating leases	$ 174	$ 172	$ 167
ROU lease assets obtained in exchange for new operating lease liabilities	$ (1)	$ 131	$ 124
Other non-cash ROU lease asset activity[1]	$ (40)	$ (52)	$ (21)

[1] ROU lease asset impairment. Refer to "Note 17—Restructuring and Other" for further details.

Supplemental balance sheet information related to leases was as follows:

	As of December 31,	
	2023	2022
	(In millions, except weighted-average figures)	
Operating ROU lease assets	$ 390	$ 574
Current operating lease liabilities	144	151
Operating lease liabilities	416	569
TOTAL OPERATING LEASE LIABILITIES	**$ 560**	**$ 720**
Weighted-average remaining lease term—operating leases	5.0 years	5.7 years
Weighted-average discount rate—operating leases	4%	3%

PayPal Holdings, Inc.
Notes to Consolidated Financial Statements—(Continued)

Future minimum lease payments for our operating leases as of December 31, 2023 were as follows:

Fiscal years:	Operating Leases
	(In millions)
2024	$ 161
2025	122
2026	108
2027	87
2028	57
Thereafter	80
TOTAL	$ 615
Less: present value discount	(55)
LEASE LIABILITY	**$ 560**

Operating lease amounts include minimum lease payments under our non-cancelable operating leases primarily for office and data center facilities. The amounts presented are consistent with contractual terms and are not expected to differ significantly from actual results under our existing leases. We recognize rent expense under such agreements on a straight-line basis. Rent expense for the years ended December 31, 2023, 2022, and 2021 totaled $183 million, $202 million, and $192 million, respectively.

As of December 31, 2023, we have additional operating leases, primarily for data centers, which will commence in the first quarter of 2024 or later with minimum lease payments aggregating to $242 million and lease terms ranging from five to eight years.

Note 7—Other Financial Statement Details

Crypto Asset Safeguarding Liability and Corresponding Safeguarding Asset

We allow our customers in certain markets to buy, hold, sell, convert, receive, and send certain cryptocurrencies as well as use the proceeds from sales of cryptocurrencies to pay for purchases at checkout. These cryptocurrencies consist of Bitcoin, Ethereum, Bitcoin Cash, Litecoin, and PayPal USD stablecoin (collectively, "our customers' crypto assets"). We engage third parties, which are licensed trust companies, to provide certain custodial services, including holding our customers' cryptographic key information, securing our customers' crypto assets, and protecting them from loss or theft, including indemnification against certain types of losses such as theft. Our third-party custodians hold the crypto assets in a custodial account in PayPal's name for the benefit of PayPal's customers. We maintain the internal recordkeeping of our customers' crypto assets, including the amount and type of crypto asset owned by each of our customers in that custodial account. As of December 31, 2023, we utilize two third-party custodians; as such, there is concentration risk in the event these custodians are not able to perform in accordance with our agreement.

Due to the unique risks associated with cryptocurrencies, including technological, legal, and regulatory risks, we recognize a crypto asset safeguarding liability to reflect our obligation to safeguard the crypto assets held for the benefit of our customers, which is recorded in accrued expenses and other current liabilities on our consolidated balance sheets. We also recognize a corresponding safeguarding asset which is recorded in prepaid expenses and other current assets on our consolidated balance sheets. The crypto asset safeguarding liability and corresponding safeguarding asset are measured and recorded at fair value on a recurring basis using quoted prices for the underlying crypto assets on the active exchange that we have identified as the principal market at the balance sheet date. The corresponding safeguarding asset may be adjusted for loss events, as applicable. As of December 31, 2023 and 2022, the Company had not incurred any safeguarding loss events, and therefore, the crypto asset safeguarding liability and corresponding safeguarding asset were recorded at the same value.

ANNUAL REPORT

PayPal Holdings, Inc.
Notes to Consolidated Financial Statements—(Continued)

The following table summarizes the significant crypto assets we hold for the benefit of our customers and the crypto asset safeguarding liability and corresponding safeguarding asset as of December 31, 2023 and 2022:

	As of December 31,	
	2023	2022
	(In millions)	
Bitcoin	$ 741	$ 291
Ethereum	412	250
Other	88	63
CRYPTO ASSET SAFEGUARDING LIABILITY	$ 1,241	$ 604
CRYPTO ASSET SAFEGUARDING ASSET	$ 1,241	$ 604

Property and Equipment, Net

	As of December 31,	
	2023	2022
	(In millions)	
Property and equipment, net:		
Computer equipment and software	$ 3,377	$ 3,380
Internal use software and website development costs	4,257	3,814
Land and buildings	333	388
Leasehold improvements	317	364
Furniture and fixtures	118	141
Development in progress and other	34	25
TOTAL PROPERTY AND EQUIPMENT, GROSS	8,436	8,112
Accumulated depreciation and amortization	(6,948)	(6,382)
TOTAL PROPERTY AND EQUIPMENT, NET	**$ 1,488**	**$ 1,730**

Depreciation and amortization expense was $846 million, $846 million, and $822 million for the years ended December 31, 2023, 2022, and 2021, respectively.

Net changes in accounts payable on our consolidated statements of cash flows includes non-cash investing activities associated with property and equipment; the impact of which was an increase of $7 million in 2023 and a decrease of $36 million and $27 million in 2022 and 2021, respectively.

Geographical information

The following table summarizes long-lived assets based on geography, which consist of property and equipment, net and operating lease ROU assets:

	As of December 31,	
	2023	2022
	(In millions)	
Long-lived assets:		
U.S.	$ 1,629	$ 1,910
Other countries	249	394
TOTAL LONG-LIVED ASSETS	**$ 1,878**	**$ 2,304**

Long-lived assets attributed to the U.S. and other countries are based upon the country in which the asset is located or owned.

PayPal Holdings, Inc.
Notes to Consolidated Financial Statements—(Continued)

Accumulated Other Comprehensive Income (loss)

The following table summarizes the changes in accumulated balances of other comprehensive income (loss) for the year ended December 31, 2023:

	Unrealized Gains (Losses) on Cash Flow Hedges	Unrealized Gains (Losses) on Available-for-sale Debt Securities	Foreign Currency Translation Adjustment ("CTA")	Net Investment Hedges CTA Gains (Losses)	Estimated Tax (Expense) Benefit	Total
	(In millions)					
Beginning balance	$ 111	$ (591)	$ (575)	$ (1)	$ 128	$ (928)
Other comprehensive income (loss) before reclassifications	(56)	434	(156)	192	(144)	270
Less: Amount of gain (loss) reclassified from AOCI	111	(23)	—	—	—	88
Net current period other comprehensive income (loss)	(167)	457	(156)	192	(144)	182
ENDING BALANCE	**$ (56)**	**$ (134)**	**$ (731)**	**$ 191**	**$ (16)**	**$ (746)**

The following table summarizes the changes in accumulated balances of other comprehensive income (loss) for the year ended December 31, 2022:

	Unrealized Gains (Losses) on Cash Flow Hedges	Unrealized Gains (Losses) on Available-for-sale Debt Securities	Foreign CTA	Net Investment Hedges CTA Gains (Losses)	Estimated Tax (Expense) Benefit	Total
	(In millions)					
Beginning balance	$ 199	$ (87)	$ (270)	$ 24	$ (2)	$ (136)
Other comprehensive income (loss) before reclassifications	374	(499)	(305)	(25)	130	(325)
Less: Amount of gain reclassified from AOCI	462	5	—	—	—	467
Net current period other comprehensive income (loss)	(88)	(504)	(305)	(25)	130	(792)
ENDING BALANCE	**$ 111**	**$ (591)**	**$ (575)**	**$ (1)**	**$ 128**	**$ (928)**

The following table summarizes the changes in accumulated balances of other comprehensive income (loss) for the year ended December 31, 2021:

	Unrealized Gains (Losses) on Cash Flow Hedges	Unrealized Gains (Losses) on Available-for-sale Debt Securities	Foreign CTA	Net Investment Hedges CTA Gains (Losses)	Estimated Tax (Expense) Benefit	Total
	(In millions)					
Beginning balance	$ (323)	$ 11	$ (198)	$ 24	$ 2	$ (484)
Other comprehensive income (loss) before reclassifications	332	(98)	(72)	—	(4)	158
Less: Amount of loss reclassified from AOCI	(190)	—	—	—	—	(190)
Net current period other comprehensive income (loss)	522	(98)	(72)	—	(4)	348
ENDING BALANCE	**$ 199**	**$ (87)**	**$ (270)**	**$ 24**	**$ (2)**	**$ (136)**

PayPal Holdings, Inc.
Notes to Consolidated Financial Statements—(Continued)

The following table provides details about reclassifications out of AOCI for the periods presented below:

Details about AOCI Components	Amount of Gains (Losses) Reclassified from AOCI			Affected Line Item in the Statements of Income (Loss)
	Year Ended December 31,			
	2023	2022	2021	
	(In millions)			
Gains (losses) on cash flow hedges—foreign currency exchange contracts	$ 111	$ 462	$ (190)	Net revenues
Losses on available-for-sale debt securities	(21)	—	—	Net revenues
Losses (gains) on available-for-sale debt securities	(2)	5	—	Other income (expense), net
	88	467	(190)	Income before income taxes
	—	—	—	Income tax expense (benefit)
TOTAL RECLASSIFICATIONS FOR THE PERIOD	**$ 88**	**$ 467**	**$ (190)**	Net income (loss)

Other Income (Expense), Net

The following table reconciles the components of other income (expense), net for the periods presented below:

	Year Ended December 31,		
	2023	2022	2021
	(In millions)		
Interest income	$ 480	$ 174	$ 57
Interest expense	(347)	(304)	(232)
Net gains (losses) on strategic investments	201	(304)	46
Other	49	(37)	(34)
OTHER INCOME (EXPENSE), NET	**$ 383**	**$ (471)**	**$ (163)**

Refer to "Note 1—Overview and Summary of Significant Accounting Policies" for details on the composition of these balances.

PayPal Holdings, Inc.
Notes to Consolidated Financial Statements—(Continued)

Note 8—Cash and Cash Equivalents, Funds Receivable and Customer Accounts, and Investments

The following table summarizes the assets underlying our cash and cash equivalents, funds receivable and customer accounts, short-term investments, and long-term investments as of December 31, 2023 and 2022:

	December 31, 2023	December 31, 2022
	(In millions)	
Cash and cash equivalents[1]	$ 9,081	$ 7,776
Funds receivable and customer accounts:		
Cash and cash equivalents[2]	$ 12,750	$ 11,363
Time deposits	82	95
Available-for-sale debt securities	15,708	17,349
Funds receivable	10,395	7,457
TOTAL FUNDS RECEIVABLE AND CUSTOMER ACCOUNTS	**$ 38,935**	**$ 36,264**
Short-term investments:		
Time deposits	$ 128	$ 482
Available-for-sale debt securities	4,848	2,593
Restricted cash	3	17
TOTAL SHORT-TERM INVESTMENTS	**$ 4,979**	**$ 3,092**
Long-term investments:		
Time deposits	$ 45	$ 55
Available-for-sale debt securities	1,391	2,817
Strategic investments	1,837	2,146
TOTAL LONG-TERM INVESTMENTS	**$ 3,273**	**$ 5,018**

[1] Includes $777 million and $780 million of available-for-sale debt securities with original maturities of three months or less as of December 31, 2023 and 2022, respectively.
[2] Includes $399 million and $192 million of available-for-sale debt securities with original maturities of three months or less as of December 31, 2023 and 2022, respectively.

PayPal Holdings, Inc.
Notes to Consolidated Financial Statements—(Continued)

As of December 31, 2023 and 2022, the estimated fair value of our available-for-sale debt securities included within cash and cash equivalents, funds receivable and customer accounts, short-term investments, and long-term investments was as follows:

	December 31, 2023[1]			
	Gross Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(In millions)			
Cash and cash equivalents:				
U.S. government and agency securities	$ 428	$ —	$ —	$ 428
Commercial paper	349	—	—	349
Funds receivable and customer accounts:				
U.S. government and agency securities	8,549	8	(79)	8,478
Foreign government and agency securities	620	—	(8)	612
Corporate debt securities	1,507	—	(18)	1,489
Asset-backed securities	1,421	4	(2)	1,423
Municipal securities	639	1	(2)	638
Commercial paper	2,846	4	(1)	2,849
Short-term investments:				
U.S. government and agency securities	632	—	(9)	623
Foreign government and agency securities	353	—	(6)	347
Corporate debt securities	1,494	1	(13)	1,482
Asset-backed securities	719	3	(4)	718
Commercial paper	1,678	1	(1)	1,678
Long-term investments:				
U.S. government and agency securities	188	—	(8)	180
Foreign government and agency securities	33	—	(1)	32
Corporate debt securities	424	—	(6)	418
Asset-backed securities	759	2	—	761
TOTAL AVAILABLE-FOR-SALE DEBT SECURITIES[2]	**$ 22,639**	**$ 24**	**$ (158)**	**$ 22,505**

[1] "—" Denotes gross unrealized gain or unrealized loss of less than $1 million in a given position.
[2] Excludes foreign currency denominated available-for-sale debt securities accounted for under the fair value option. Refer to "Note 9—Fair Value Measurement of Assets and Liabilities."

PayPal Holdings, Inc.
Notes to Consolidated Financial Statements—(Continued)

	December 31, 2022[1]			
	Gross Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(In millions)			
Cash and cash equivalents:				
U.S. government and agency securities	$ 140	$ —	$ —	$ 140
Corporate debt securities	100	—	—	100
Commercial paper	540	—	—	540
Funds receivable and customer accounts:				
U.S. government and agency securities	8,837	—	(252)	8,585
Foreign government and agency securities	1,508	—	(44)	1,464
Corporate debt securities	1,637	—	(82)	1,555
Asset-backed securities	1,324	—	(26)	1,298
Municipal securities	411	—	(3)	408
Commercial paper	3,702	1	(14)	3,689
Short-term investments:				
U.S. government and agency securities	815	—	(3)	812
Foreign government and agency securities	435	—	(11)	424
Corporate debt securities	641	—	(14)	627
Asset-backed securities	415	—	(9)	406
Commercial paper	324	—	—	324
Long-term investments:				
U.S. government and agency securities	493	—	(36)	457
Foreign government and agency securities	386	—	(22)	364
Corporate debt securities	987	—	(58)	929
Asset-backed securities	1,085	—	(18)	1,067
TOTAL AVAILABLE-FOR-SALE DEBT SECURITIES[2]	**$ 23,780**	**$ 1**	**$ (592)**	**$ 23,189**

[1] "—" Denotes gross unrealized gain or unrealized loss of less than $1 million in a given position.

[2] Excludes foreign currency denominated available-for-sale debt securities accounted for under the fair value option. Refer to "Note 9—Fair Value Measurement of Assets and Liabilities."

Gross amortized cost and estimated fair value balances exclude accrued interest receivable on available-for-sale debt securities, which totaled $101 million and $65 million at December 31, 2023 and 2022, respectively, and were included in other current assets on our consolidated balance sheets.

ANNUAL REPORT

PayPal Holdings, Inc.
Notes to Consolidated Financial Statements—(Continued)

As of December 31, 2023 and 2022, the gross unrealized losses and estimated fair value of our available-for-sale debt securities included within cash and cash equivalents, funds receivable and customer accounts, short-term investments, and long-term investments for which an allowance for credit losses was not deemed necessary in the current period, aggregated by the length of time those individual securities have been in a continuous loss position, was as follows:

	December 31, 2023[1]					
	Less than 12 months		12 months or longer		Total	
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
	(In millions)					
Cash and cash equivalents:						
Commercial paper	$ 349	$ —	$ —	$ —	$ 349	$ —
Funds receivable and customer accounts:						
U.S. government and agency securities	2,626	(8)	3,917	(71)	6,543	(79)
Foreign government and agency securities	36	—	451	(8)	487	(8)
Corporate debt securities	100	—	1,364	(18)	1,464	(18)
Asset-backed securities	253	—	473	(2)	726	(2)
Municipal securities	196	(1)	156	(1)	352	(2)
Commercial paper	1,088	(1)	—	—	1,088	(1)
Short-term investments:						
U.S. government and agency securities	—	—	296	(9)	296	(9)
Foreign government and agency securities	—	—	347	(6)	347	(6)
Corporate debt securities	194	—	797	(13)	991	(13)
Asset-backed securities	131	—	144	(4)	275	(4)
Commercial paper	737	(1)	—	—	737	(1)
Long-term investments:						
U.S. government and agency securities	—	—	180	(8)	180	(8)
Foreign government and agency securities	—	—	32	(1)	32	(1)
Corporate debt securities	120	—	120	(6)	240	(6)
Asset-backed securities	109	—	195	—	304	—
TOTAL AVAILABLE-FOR-SALE DEBT SECURITIES	**$ 5,939**	**$ (11)**	**$ 8,472**	**$ (147)**	**$ 14,411**	**$ (158)**

[1] "—" Denotes gross unrealized loss or fair value of less than $1 million in a given position.

PayPal Holdings, Inc.
Notes to Consolidated Financial Statements—(Continued)

| | December 31, 2022[1] | | | | | |
| | Less than 12 months | | 12 months or longer | | Total | |
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
			(In millions)			
Cash and cash equivalents:						
Commercial paper	$ 519	$ —	$ —	$ —	$ 519	$ —
Funds receivable and customer accounts:						
U.S. government and agency securities	3,730	(89)	4,246	(163)	7,976	(252)
Foreign government and agency securities	439	(10)	997	(34)	1,436	(44)
Corporate debt securities	9	(1)	1,545	(81)	1,554	(82)
Asset-backed securities	773	(12)	508	(14)	1,281	(26)
Municipal securities	264	(3)	50	—	314	(3)
Commercial paper	3,079	(14)	—	—	3,079	(14)
Short-term investments:						
U.S. government and agency securities	345	—	73	(3)	418	(3)
Foreign government and agency securities	61	—	362	(11)	423	(11)
Corporate debt securities	97	(2)	465	(12)	562	(14)
Asset-backed securities	175	(2)	217	(7)	392	(9)
Commercial paper	224	—	—	—	224	—
Long-term investments:						
U.S. government and agency securities	—	—	457	(36)	457	(36)
Foreign government and agency securities	31	(2)	333	(20)	364	(22)
Corporate debt securities	85	(6)	834	(52)	919	(58)
Asset-backed securities	872	(9)	195	(9)	1,067	(18)
TOTAL AVAILABLE-FOR-SALE DEBT SECURITIES	**$ 10,703**	**$ (150)**	**$ 10,282**	**$ (442)**	**$ 20,985**	**$ (592)**

[1] "—" Denotes gross unrealized loss or fair value of less than $1 million in a given position.

Unrealized losses have not been recognized into income as we neither intend to sell, nor anticipate that it is more likely than not that we will be required to sell, the securities before recovery of their amortized cost basis. The decline in fair value is due primarily to changes in market interest rates, rather than credit losses. We will continue to monitor the performance of the investment portfolio and assess whether impairment due to expected credit losses has occurred. During the year ended December 31, 2023, we received $4.5 billion in proceeds from the sale of available-for-sale debt securities and incurred gross realized losses of $26 million and de minimis gross realized gains, which were determined using the specific identification method. Amounts reclassified to earnings from unrealized gains and losses were not material for the year ended December 31, 2022 and 2021.

Our available-for-sale debt securities included within cash and cash equivalents, funds receivable and customer accounts, short-term investments, and long-term investments classified by date of contractual maturity were as follows:

| | December 31, 2023 | |
	Amortized Cost	Fair Value
	(In millions)	
One year or less	$ 14,971	$ 14,862
After one year through five years	5,454	5,426
After five years through ten years	2,178	2,181
After ten years	36	36
TOTAL	**$ 22,639**	**$ 22,505**

Actual maturities may differ from contractual maturities as certain securities may be prepaid.

PayPal Holdings, Inc.
Notes to Consolidated Financial Statements—(Continued)

Strategic Investments

Our strategic investments include marketable equity securities, which are publicly traded, and non-marketable equity securities, which are primarily investments in privately held companies. Our marketable equity securities have readily determinable fair values and are recorded as long-term investments on our consolidated balance sheets at fair value with changes in fair value recorded in other income (expense), net on our consolidated statements of income (loss). Marketable equity securities totaled $24 million and $323 million as of December 31, 2023 and 2022, respectively, including the impact of the sale of marketable equity securities during the year ended December 31, 2023.

Our non-marketable equity securities are recorded in long-term investments on our consolidated balance sheets. The carrying value of our non-marketable equity securities totaled $1.8 billion as of December 31, 2023 and 2022. As of December 31, 2023 and 2022, we had non-marketable equity securities of $182 million and $136 million, respectively, for which we have the ability to exercise significant influence, but not control, over the investee. We account for these equity securities using the equity method of accounting. The remaining non-marketable equity securities do not have a readily determinable fair value and we measure these equity investments at cost minus impairment, if any, and adjust for changes resulting from observable price changes in orderly transactions for an identical or similar investment in the same issuer. All gains and losses on these investments, realized and unrealized, and our share of earnings or losses from investments accounted for using the equity method are recognized in other income (expense), net on our consolidated statements of income (loss).

Measurement Alternative adjustments

The adjustments to the carrying value of our non-marketable equity securities accounted for under the Measurement Alternative in the years ended December 31, 2023 and 2022 were as follows:

	Year Ended December 31,	
	2023	2022
	(In millions)	
Carrying amount, beginning of period	$ 1,687	$ 1,268
Adjustments related to non-marketable equity securities:		
Net additions[1]	67	100
Gross unrealized gains	32	423
Gross unrealized losses and impairments	(155)	(104)
CARRYING AMOUNT, END OF PERIOD	**$ 1,631**	**$ 1,687**

[1] Net additions include purchases, reductions due to sales of securities, and reclassifications when the Measurement Alternative is subsequently elected or no longer applies.

The following table summarizes the cumulative gross unrealized gains and cumulative gross unrealized losses and impairment related to non-marketable equity securities accounted for under the Measurement Alternative, held at December 31, 2023 and 2022, respectively:

	December 31, 2023	December 31, 2022
	(In millions)	
Cumulative gross unrealized gains	$ 1,168	$ 1,137
Cumulative gross unrealized losses and impairments	$ (283)	$ (131)

Unrealized gains (losses) on strategic investments, excluding those accounted for using the equity method

The following table summarizes the net unrealized gains (losses) on marketable and non-marketable equity securities, excluding those accounted for using the equity method, held at December 31, 2023 and 2022, respectively:

	Year Ended December 31,	
	2023	2022
	(In millions)	
Net unrealized gains (losses)	$ (128)	$ 79

PayPal Holdings, Inc.
Notes to Consolidated Financial Statements—(Continued)

Note 9—Fair Value Measurement of Assets and Liabilities

Financial Assets and Liabilities Measured and Recorded at Fair Value on a Recurring Basis

The following tables summarize our financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2023 and 2022:

	December 31, 2023	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)
		(In millions)	
Assets:			
Cash and cash equivalents[1]:			
U.S. government and agency securities	$ 428	$ —	$ 428
Commercial paper	349	—	349
Money market fund	160	—	160
TOTAL CASH AND CASH EQUIVALENTS	937	—	937
Short-term investments[2]:			
U.S. government and agency securities	623	—	623
Foreign government and agency securities	347	—	347
Corporate debt securities	1,482	—	1,482
Asset-backed securities	718	—	718
Commercial paper	1,678	—	1,678
TOTAL SHORT-TERM INVESTMENTS	4,848	—	4,848
Funds receivable and customer accounts[3]:			
U.S. government and agency securities	8,478	—	8,478
Foreign government and agency securities	1,118	—	1,118
Corporate debt securities	1,601	—	1,601
Asset-backed securities	1,423	—	1,423
Municipal securities	638	—	638
Commercial paper	2,849	—	2,849
TOTAL FUNDS RECEIVABLE AND CUSTOMER ACCOUNTS	16,107	—	16,107
Derivatives[4]	141	—	141
Crypto asset safeguarding asset[4]	1,241	—	1,241
Long-term investments[2],[5]:			
U.S. government and agency securities	180	—	180
Foreign government and agency securities	32	—	32
Corporate debt securities	418	—	418
Asset-backed securities	761	—	761
Marketable equity securities	24	24	—
TOTAL LONG-TERM INVESTMENTS	1,415	24	1,391
TOTAL FINANCIAL ASSETS	$ 24,689	$ 24	$ 24,665
Liabilities:			
Derivatives[4]	$ 131	$ —	$ 131
Crypto asset safeguarding liability[4]	1,241	—	1,241
TOTAL FINANCIAL LIABILITIES	$ 1,372	$ —	$ 1,372

[1] Excludes cash of $8.1 billion not measured and recorded at fair value.
[2] Excludes restricted cash of $3 million and time deposits of $173 million not measured and recorded at fair value.
[3] Excludes cash, time deposits, and funds receivable of $22.8 billion underlying funds receivable and customer accounts not measured and recorded at fair value.

PayPal Holdings, Inc.
Notes to Consolidated Financial Statements—(Continued)

(4) Derivative assets and liabilities are included within "prepaid expenses and other current assets" and "other assets" and "accrued expenses and other current liabilities" and "other long-term liabilities," respectively, on our consolidated balance sheets. Crypto safeguarding asset and associated liability are recorded within "prepaid expenses and other current assets" and "accrued expenses and other current liabilities," respectively, on our consolidated balance sheets.

(5) Excludes non-marketable equity securities of $1.8 billion measured using the Measurement Alternative or equity method accounting.

	December 31, 2022	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)
		(In millions)	
Assets:			
Cash and cash equivalents(1):			
U.S. government and agency securities	$ 140	$ —	$ 140
Corporate debt securities	100	—	100
Commercial paper	540	—	540
Money market fund	152	—	152
TOTAL CASH AND CASH EQUIVALENTS	932	—	932
Short-term investments(2):			
U.S. government and agency securities	812	—	812
Foreign government and agency securities	424	—	424
Corporate debt securities	627	—	627
Asset-backed securities	406	—	406
Commercial paper	324	—	324
TOTAL SHORT-TERM INVESTMENTS	2,593	—	2,593
Funds receivable and customer accounts(3):			
U.S. government and agency securities	8,585	—	8,585
Foreign government and agency securities	1,867	—	1,867
Corporate debt securities	1,694	—	1,694
Asset-backed securities	1,298	—	1,298
Municipal securities	408	—	408
Commercial paper	3,689	—	3,689
TOTAL FUNDS RECEIVABLE AND CUSTOMER ACCOUNTS	17,541	—	17,541
Derivatives(4)	244	—	244
Crypto asset safeguarding asset(4)	604	—	604
Long-term investments(2), (5):			
U.S. government and agency securities	457	—	457
Foreign government and agency securities	364	—	364
Corporate debt securities	929	—	929
Asset-backed securities	1,067	—	1,067
Marketable equity securities	323	323	—
TOTAL LONG-TERM INVESTMENTS	3,140	323	2,817
TOTAL FINANCIAL ASSETS	**$ 25,054**	**$ 323**	**$ 24,731**
Liabilities:			
Derivatives(4)	$ 298	$ —	$ 298
Crypto asset safeguarding liability(4)	604	—	604
TOTAL FINANCIAL LIABILITIES	**$ 902**	**$ —**	**$ 902**

(1) Excludes cash of $6.8 billion not measured and recorded at fair value.

PayPal Holdings, Inc.
Notes to Consolidated Financial Statements—(Continued)

(2) Excludes restricted cash of $17 million and time deposits of $537 million not measured and recorded at fair value.

(3) Excludes cash, time deposits, and funds receivable of $18.7 billion underlying funds receivable and customer accounts not measured and recorded at fair value.

(4) Derivative assets and liabilities are included within "prepaid expenses and other current assets" and "other assets" and "accrued expenses and other current liabilities" and "other long-term liabilities," respectively, on our consolidated balance sheets. Crypto safeguarding asset and associated liability are recorded within "prepaid expenses and other current assets" and "accrued expenses and other current liabilities," respectively, on our consolidated balance sheets.

(5) Excludes non-marketable equity securities of $1.8 billion measured using the Measurement Alternative or equity method accounting.

Our marketable equity securities are valued using quoted prices for identical assets in active markets (Level 1). There are no active markets for our crypto asset safeguarding liability or the corresponding safeguarding asset. Accordingly, we have valued the asset and liability using quoted prices on the active exchange that we have identified as the principal market for the underlying crypto assets (Level 2). All other financial assets and liabilities are valued using quoted prices for identical instruments in less active markets, readily available pricing sources for comparable instruments, or models using market observable inputs (Level 2).

A majority of our derivative instruments are valued using pricing models that take into account the contract terms as well as multiple inputs where applicable, such as currency rates, interest rate yield curves, option volatility, and equity prices.

As of December 31, 2023 and 2022, we did not have any assets or liabilities requiring measurement at fair value on a recurring basis with significant unobservable inputs that would require a high level of judgment to determine fair value (Level 3).

We elect to account for available-for-sale debt securities denominated in currencies other than the functional currency of our subsidiaries under the fair value option. Election of the fair value option allows us to recognize any gains and losses from fair value changes on such investments in other income (expense), net on the consolidated statements of income (loss) to significantly reduce the accounting asymmetry that would otherwise arise when recognizing the corresponding foreign exchange gains and losses relating to customer liabilities. The following table summarizes the estimated fair value and amortized cost of our available-for-sale debt securities under the fair value option as of December 31, 2023 and 2022:

	December 31, 2023		December 31, 2022	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(In millions)			
Funds receivable and customer accounts	$ 625	$ 618	$ 553	$ 540

The following table summarizes the gains (losses) from fair value changes recognized in other income (expense), net related to the available-for-sale debt securities under the fair value option for the years ended December 31, 2023 and 2022:

	Year Ended December 31,	
	2023	2022
	(In millions)	
Funds receivable and customer accounts	$ 13	$ (149)

PayPal Holdings, Inc.
Notes to Consolidated Financial Statements—(Continued)

Assets Measured and Recorded at Fair Value on a Non-recurring Basis

The following tables summarize our assets held as of December 31, 2023 and 2022 for which a non-recurring fair value measurement was recorded during the years ended December 31, 2023 and 2022, respectively:

	December 31, 2023	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
	(In millions)		
Loans and interest receivable, held for sale	$ 563	$ —	$ 563
Non-marketable equity securities measured using the Measurement Alternative[1]	440	131	309
Other assets[2]	112	112	—
TOTAL	**$ 1,115**	**$ 243**	**$ 872**

[1] Excludes non-marketable equity securities of $1.2 billion accounted for under the Measurement Alternative for which no observable price changes occurred during the year ended December 31, 2023.

[2] Consists of ROU lease assets recorded at fair value pursuant to impairment charges that occurred during the year ended December 31, 2023. See "Note 6—Leases" for additional information.

	December 31, 2022	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
	(In millions)		
Non-marketable equity securities measured using the Measurement Alternative[1]	$ 1,122	$ 724	$398
Other assets[2]	165	165	—
TOTAL	**$1,287**	**$889**	**$398**

[1] Excludes non-marketable equity securities of $565 million accounted for under the Measurement Alternative for which no observable price changes occurred during the year ended December 31, 2022.

[2] Consists of ROU lease assets recorded at fair value pursuant to impairment charges that occurred during the year ended December 31, 2022. See "Note 6—Leases" for additional information.

The fair value of loans and interest receivables held for sale is classified within Level 3 as we estimate fair value using significant unobservable inputs. The significant unobservable input is the price at which the Company expects to sell the loans based upon our agreement with the global investment firm to purchase these loans. The price is determined based upon certain loan and risk classifications of the portfolio. The following table presents the valuation techniques covering the majority of Level 3 non-recurring fair value measurements and the most significant unobservable inputs used in those measurements as of December 31, 2023:

	Fair Value (In millions)	Methodology	Input	Low[1]	High[1]	Weighted Average[1][2]
Loans and interest receivable, held for sale	$ 563	Price-based	Price	$ 0.99	$ 0.99	$ 0.99

[1] Prices are measured in relation to $1.00 par.

[2] Weighted average is calculated based on the fair value of the loans.

We measure the non-marketable equity securities accounted for under the Measurement Alternative at cost minus impairment, if any, adjusted for observable price changes in orderly transactions for an identical or similar investment in the same issuer. Non-marketable equity securities that have been remeasured during the period based on observable price changes are classified within Level 2 in the fair value hierarchy because we estimate the fair value based on valuation methods which only include significant inputs that are observable, such as the observable transaction price at the transaction date. The fair value of non-marketable equity securities are classified within Level 3 when we estimate fair value using significant unobservable inputs such as when we remeasure due to impairment and use discount rates, forecasted cash flows, and market data of comparable companies, among others.

PayPal Holdings, Inc.
Notes to Consolidated Financial Statements—(Continued)

We evaluate ROU assets related to leases for indicators of impairment whenever events or changes in circumstances indicate that the carrying amount of an ROU asset may not be recoverable. Impairment losses on ROU lease assets related to office operating leases are calculated using estimated rental income per square foot derived from observable market data, and the impaired asset is classified within Level 2 in the fair value hierarchy.

Financial Assets and Liabilities not Measured and Recorded at Fair Value

Our financial instruments, including cash, restricted cash, time deposits, loans and interest receivable, net, certain customer accounts, and long-term debt related to borrowings on our credit facilities are carried at amortized cost, which approximates their fair value. Our notes receivable had a carrying value of approximately $513 million and fair value of approximately $474 million as of December 31, 2023. Our notes receivable had a carrying value of approximately $441 million and fair value of approximately $396 million as of December 31, 2022. Our term debt (including current portion) in the form of fixed rate notes had a carrying value of approximately $10.6 billion and fair value of approximately $10.0 billion as of December 31, 2023. Our term debt (including current portion) in the form of fixed rate notes had a carrying value of approximately $10.3 billion and fair value of approximately $9.5 billion as of December 31, 2022. If these financial instruments were measured at fair value in the financial statements, cash would be classified as Level 1; restricted cash, time deposits, certain customer accounts, and term debt (including current portion) would be classified as Level 2; and the remaining financial instruments would be classified as Level 3 in the fair value hierarchy.

Note 10—Derivative Instruments

Summary of Derivative Instruments

Our primary objective in holding derivatives is to reduce the volatility of earnings and cash flows associated with changes in foreign currency exchange rates. Our derivatives expose us to credit risk to the extent that our counterparties may be unable to meet the terms of the arrangement. We seek to mitigate such risk by limiting our counterparties to, and by spreading the risk across, major financial institutions and by entering into collateral security arrangements. In addition, the potential risk of loss with any one counterparty resulting from this type of credit risk is monitored on an ongoing basis. We do not use any derivative instruments for trading or speculative purposes.

Cash Flow Hedges

We have significant international revenues and expenses denominated in foreign currencies, which subjects us to foreign currency exchange risk. We have a foreign currency exposure management program in which we designate certain foreign currency exchange contracts, generally with maturities of 12 months or less, to reduce the volatility of cash flows primarily related to forecasted revenues and expenses denominated in certain foreign currencies. The objective of these foreign currency exchange contracts is to help mitigate the risk that the U.S. dollar-equivalent cash flows are adversely affected by changes in the applicable U.S. dollar/foreign currency exchange rate. These derivative instruments are designated as cash flow hedges and accordingly, the derivative's gain or loss is initially reported as a component of AOCI and subsequently reclassified into revenue or applicable expense line item in the consolidated statements of income (loss) in the same period the forecasted transaction affects earnings. We evaluate the effectiveness of our foreign currency exchange contracts on a quarterly basis by comparing the critical terms of the derivative instruments with the critical terms of the forecasted cash flows of the hedged item; if the critical terms are the same, we conclude the hedge will be perfectly effective. We do not exclude any component of the changes in fair value of the derivative instruments from the assessment of hedge effectiveness. We report cash flows arising from derivative instruments consistent with the classification of cash flows from the underlying hedged items that these derivatives are hedging. Accordingly, the cash flows associated with derivatives designated as cash flow hedges are classified in cash flows from operating activities on our consolidated statements of cash flows.

As of December 31, 2023, we estimated that $57 million of net derivative losses related to our cash flow hedges included in AOCI are expected to be reclassified into earnings within the next 12 months. During the years ended December 31, 2023, 2022, and 2021, we did not discontinue any cash flow hedges because it was probable that the original forecasted transaction would not occur and as such, did not reclassify any gains or losses to earnings prior to the occurrence of the hedged transaction. If we elect to discontinue our cash flow hedges and it is probable that the original forecasted transaction will occur, we continue to report the derivative's gain or loss in AOCI until the forecasted transaction affects earnings, at which point we also reclassify it into earnings. Gains and losses on derivatives held after we discontinue our cash flow hedges and on derivative instruments that are not designated as cash flow hedges are recorded in the same financial statement line item to which the derivative relates.

PayPal Holdings, Inc.
Notes to Consolidated Financial Statements—(Continued)

Net Investment Hedges

We use forward foreign currency exchange contracts to reduce the foreign currency exchange risk related to our investment in certain foreign subsidiaries. These derivatives are designated as net investment hedges and accordingly, the gains and losses on the portion of the derivatives included in the assessment of hedge effectiveness is recorded in AOCI as part of foreign currency translation. We exclude forward points from the assessment of hedge effectiveness and recognize them in other income (expense), net on a straight-line basis over the life of the hedge. The accumulated gains and losses associated with these instruments will remain in AOCI until the foreign subsidiaries are sold or substantially liquidated, at which point they will be reclassified into earnings. The cash flows associated with derivatives designated as a net investment hedge are classified in cash flows from investing activities on our consolidated statements of cash flows.

We have not reclassified any gains or losses related to net investment hedges from AOCI into earnings for any of the periods presented.

Foreign Currency Exchange Contracts not Designated as Hedging Instruments

We have a foreign currency exposure management program in which we use foreign currency exchange contracts to offset the foreign currency exchange risk of our assets and liabilities denominated in currencies other than the functional currency of our subsidiaries. These contracts are not designated as hedging instruments and reduce, but do not entirely eliminate, the impact of foreign currency exchange rate movements on our assets and liabilities. The gains and losses due to remeasurement of certain foreign currency denominated monetary assets and liabilities are recorded in other income (expense), net, which are offset by the gains and losses on these foreign currency exchange contracts. The cash flows associated with our non-designated derivatives used to hedge foreign currency denominated monetary assets and liabilities are classified in cash flows from operating activities on our consolidated statements of cash flows.

Fair Value of Derivative Contracts

The fair value of our outstanding derivative instruments as of December 31, 2023 and 2022 was as follows:

	Balance Sheet Location	As of December 31,	
		2023	2022
Derivative Assets:		(In millions)	
Foreign currency exchange contracts designated as hedging instruments	Other current assets	$ 7	$ 167
Foreign currency exchange contracts designated as hedging instruments	Other assets (non-current)	77	15
Foreign currency exchange contracts not designated as hedging instruments	Other current assets	57	62
TOTAL DERIVATIVE ASSETS		$ 141	$ 244
Derivative Liabilities:			
Foreign currency exchange contracts designated as hedging instruments	Other current liabilities	$ 64	$ 68
Foreign currency exchange contracts designated as hedging instruments	Other long-term liabilities	—	133
Foreign currency exchange contracts not designated as hedging instruments	Other current liabilities	67	97
TOTAL DERIVATIVE LIABILITIES		$ 131	$ 298

PayPal Holdings, Inc.
Notes to Consolidated Financial Statements—(Continued)

Master Netting Agreements—Rights of Set-off

Under master netting agreements with certain counterparties to our foreign currency exchange contracts, subject to applicable requirements, we are allowed to net settle transactions of the same type with a single net amount payable by one party to the other. However, we have elected to present the derivative assets and derivative liabilities on a gross basis on our consolidated balance sheets. Rights of set-off associated with our foreign currency exchange contracts represented a potential offset to both assets and liabilities of $38 million as of December 31, 2023 and $70 million as of December 31, 2022.

We have entered into collateral security arrangements that provide for collateral to be received or posted when the net fair value of certain financial instruments fluctuates from contractually established thresholds. The following table provides the collateral posted and received:

	December 31, 2023	December 31, 2022
	(In millions)	
Cash collateral posted[1]	$ 80	$ 24
Cash collateral received[2]	$ 6	$ 203

[1] Right to reclaim cash collateral related to our derivative liabilities recognized in other current assets on our consolidated balance sheets.
[2] Obligation to return counterparty cash collateral related to our derivative assets recognized in other current liabilities on our consolidated balance sheets.

Effect of Derivative Contracts on Consolidated Financial Statements

The following table provides the location in the consolidated statements of income (loss) and amount of recognized gains or losses related to our derivative instruments:

	Year Ended December 31,					
	2023		2022		2021	
	(In millions)					
	Net revenues	Other income (expense), net	Net revenues	Other income (expense), net	Net revenues	Other income (expense), net
Total amounts presented in the consolidated statements of income (loss) in which the effects of cash flow hedges and net investment hedges are recorded	$ 29,771	$ 383	$ 27,518	$ (471)	$ 25,371	$ (163)
Gains (losses) on derivatives in cash flow hedging relationship:						
Amount of gains (losses) on foreign exchange contracts reclassified from AOCI	111	—	462	—	(190)	—
Gains on derivatives in net investment hedging relationship:						
Amount of gains on foreign exchange contracts excluded from the assessment of effectiveness	—	100	—	84	—	—
Gains (losses) on derivatives not designated as hedging instruments:						
Amount of (losses) gains on foreign exchange contracts	—	(263)	—	118	—	144
Amount of gains (losses) on equity derivative contracts [1]	—	44	—	(174)	—	—
TOTAL GAINS (LOSSES)	$ 111	$ (119)	$ 462	$ 28	$ (190)	$ 144

[1] During the years ended December 31, 2023 and 2022, equity derivative contracts were entered into and matured in association with the sale of marketable equity securities related to strategic investments. The cash flows associated with the equity derivative contracts were classified in cash flows from investing activities on our consolidated statements of cash flows.

PayPal Holdings, Inc.
Notes to Consolidated Financial Statements—(Continued)

The following table provides the amount of pre-tax unrealized gains or losses included in the assessment of hedge effectiveness related to our derivative instruments designated as hedging instruments that are recognized in other comprehensive income (loss):

	Year Ended December 31,		
	2023	2022	2021
	(In millions)		
Unrealized (losses) gains on foreign exchange contracts designated as cash flow hedges	$ (56)	$ 374	$ 332
Unrealized gains (losses) on foreign exchange contracts designated as net investment hedges	192	(25)	—
TOTAL NET UNREALIZED GAINS RECOGNIZED FROM DERIVATIVE CONTRACTS DESIGNATED AS HEDGING INSTRUMENTS IN THE CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)	**$ 136**	**$ 349**	**$ 332**

Notional Amounts of Derivative Contracts

Derivative transactions are measured in terms of the notional amount; however, this amount is not recorded on the balance sheet and is not, when viewed in isolation, a meaningful measure of the risk profile of the derivative instruments. The notional amount is generally not exchanged, but is used only as the underlying basis on which the value of foreign currency exchange payments under these contracts is determined. The following table provides the notional amounts of our outstanding derivatives:

	Year Ended December 31,	
	2023	2022
	(In millions)	
Foreign exchange contracts designated as hedging instruments	$ 6,767	$ 7,149
Foreign exchange contracts not designated as hedging instruments	14,025	11,840
TOTAL	**$ 20,792**	**$ 18,989**

Note 11—Loans and Interest Receivable

Loans and Interest Receivable, Held for Sale

In June 2023, we entered into a multi-year agreement with a global investment firm to sell up to €40 billion of our eligible consumer installment receivables portfolio, including a forward-flow arrangement for the sale of future originations. Loans and interest receivable, held for sale are recorded at the lower of cost or fair value, determined on an aggregate basis, with valuation changes and any associated charge-offs recorded in restructuring and other on our consolidated statements of income (loss). See "Note 1—Overview and Summary of Significant Accounting Policies" for additional information.

During the year ended December 31, 2023, we reclassified approximately $1.2 billion of eligible consumer installment receivables from loans and interest receivable, net to loans and interest receivable, held for sale. As of December 31, 2023, the total outstanding balance in our held for sale portfolio was $563 million. During the year ended December 31, 2023, we sold $5.5 billion of loans and interest receivable in connection with this agreement.

PayPal Holdings, Inc.
Notes to Consolidated Financial Statements—(Continued)

Loans and Interest Receivable, Net

Consumer Receivables

We offer revolving and installment credit products as a funding option for consumers in certain checkout transactions on our payments platform. Our revolving credit product consists of PayPal Credit in the U.K., which is made available to consumers as a funding source in their PayPal wallet once they are approved for credit. Additionally, we offer installment credit products at the time of checkout in various markets, including the U.S., several markets across Europe, Australia, and Japan. We offer non interest-bearing installment credit products in these markets as well as interest-bearing installment credit products in the U.S. and Germany. We purchase receivables related to interest-bearing installment loans extended to U.S. consumers by a partner institution and are responsible for the servicing functions related to that portfolio. During the years ended December 31, 2023 and 2022, we purchased approximately $670 million and $381 million, respectively, in consumer receivables. As of December 31, 2023 and 2022, the outstanding balance of consumer receivables, which consisted of revolving and installment loans and interest receivable, was $4.8 billion and $5.9 billion, respectively, net of the participation interest sold to the partner institution of $14 million and $17 million, respectively. See "Note 1—Overview and Summary of Significant Accounting Policies" for additional information on this participation arrangement.

We closely monitor the credit quality of our consumer receivables to evaluate and manage our related exposure to credit risk. Credit risk management begins with initial underwriting and continues through the full repayment of a loan. To assess a consumer who requests a loan, we use, among other indicators, internally developed risk models using detailed information from external sources, such as credit bureaus where available, and internal data, including the consumer's prior repayment history with our credit products where available. We use delinquency status and trends to assist in making (or, for interest-bearing installment loans in the U.S., to assist the partner institution in making) new and ongoing credit decisions, to adjust our models, to plan our collection practices and strategies, and in determining our allowance for consumer loans and interest receivable.

Consumer Receivables Delinquency and Allowance

The following tables present the delinquency status and gross charge-offs of consumer loans and interest receivable by year of origination. The amounts are based on the number of days past the billing date for revolving loans or contractual repayment date for installment loans. The "current" category represents balances that are within 29 days of the billing date or contractual repayment date, as applicable.

	Revolving Loans Amortized Cost Basis	Installment Loans Amortized Cost Basis					Total	Percent
		2023	2022	2021	2020	2019		
Consumer loans and interest receivable:								
Current	$ 2,225	$ 2,045	$ 289	$ —	$ —	$ —	$ 4,559	95.4%
30—59 Days	27	34	4	1	—	—	66	1.4%
60—89 Days	20	26	4	—	—	—	50	1.0%
90—179 Days	41	55	8	1	—	—	105	2.2%
TOTAL	$ 2,313	$ 2,160	$ 305	$ 2	$ —	$ —	$ 4,780	100%
Gross charge-offs for the year ended December 31, 2023	$ 125	$ 101	$ 140	$ 5	$ —	$ —	$ 371	

December 31, 2023 (In millions, except percentages)

PayPal Holdings, Inc.
Notes to Consolidated Financial Statements—(Continued)

	December 31, 2022 (In millions, except percentages)							
	Revolving Loans Amortized Cost Basis	Installment Loans Amortized Cost Basis						
		2022	2021	2020	2019	2018	Total	Percent
Consumer loans and interest receivable:								
Current	$ 1,850	$ 3,726	$ 123	$ —	$ —	$ —	$ 5,699	97.1%
30—59 Days	23	26	2	—	—	—	51	0.9%
60—89 Days	15	20	2	—	—	—	37	0.6%
90—179 Days	34	47	4	—	—	—	85	1.4%
TOTAL(1)	**$ 1,922**	**$ 3,819**	**$ 131**	**$ —**	**$ —**	**$ —**	**$ 5,872**	**100%**

(1) Excludes receivables from other consumer credit products of $11 million at December 31, 2022.

The following table summarizes the activity in the allowance for consumer loans and interest receivable for the years ended December 31, 2023 and 2022:

	December 31, 2023			December 31, 2022		
	Consumer Loans Receivable	Interest Receivable	Total Allowance(1)	Consumer Loans Receivable	Interest Receivable	Total Allowance(2)
	(In millions)					
Beginning balance	$ 322	$ 25	$ 347	$ 243	$ 43	$ 286
Changes in allowance due to reclassification of loans and interest receivable to or from held for sale	(12)	—	(12)	—	—	—
Provisions	342	26	368	292	15	307
Charge-offs	(342)	(29)	(371)	(216)	(29)	(245)
Recoveries	41	—	41	21	—	21
Other(3)	6	1	7	(18)	(4)	(22)
ENDING BALANCE	**$ 357**	**$ 23**	**$ 380**	**$ 322**	**$ 25**	**$ 347**

(1) Beginning balances, provisions and charge-offs include amounts related to loans and interest receivable prior to their reclassification to loan and interest receivable, held for sale.
(2) Excludes allowances from other consumer credit products of $3 million at December 31, 2022.
(3) Includes amounts related to foreign currency remeasurement.

The provision for the year ended December 31, 2023 for our consumer receivable portfolio was primarily attributable to growth in installment loans in the U.S. and Japan and U.K. revolving loans as well as a deterioration in credit quality of installment loans in the U.S. Qualitative adjustments were made to account for limitations in our current expected credit loss models due to uncertainty with respect to macroeconomic conditions and the financial health of our borrowers.

The increase in charge-offs for the year ended December 31, 2023 compared to the same period in the prior year was due to the expansion of our installment products, growth of revolving credit products, and credit deterioration of our U.S. interest-bearing installment credit products.

The provision for current expected credit losses relating to our consumer receivable portfolio is recognized in transaction and credit losses on our consolidated statements of income (loss). The provision for interest receivable for interest earned on our consumer receivable portfolio is recognized in revenues from other value added services as a reduction to revenue. Loans receivable continue to accrue interest until they are charged off.

We charge off consumer receivable balances in the month in which a customer's balance becomes 180 days past the billing date or contractual repayment date, except for the U.S. consumer interest-bearing installment receivables, which are charged off 120 days past the contractual repayment date. Bankrupt accounts are charged off within 60 days after receipt of notification of bankruptcy. Charge-offs are recorded as a reduction to our allowance for loans and interest receivable and subsequent recoveries, if any, are recorded as an increase to the allowance for loans and interest receivable.

PayPal Holdings, Inc.
Notes to Consolidated Financial Statements—(Continued)

Merchant Receivables

We offer access to merchant finance products for certain small and medium-sized businesses through our PPWC and PPBL products, which we collectively refer to as our merchant finance offerings. We purchase receivables related to credit extended to U.S. merchants by a partner institution and are responsible for the servicing functions related to that portfolio. During the years ended December 31, 2023 and 2022, we purchased approximately $1.7 billion and $3.2 billion in merchant receivables, respectively. As of December 31, 2023 and 2022, the total outstanding balance in our pool of merchant loans, advances, and interest and fees receivable was $1.2 billion and $2.1 billion, respectively, net of the participation interest sold to the partner institution of $44 million and $97 million, respectively. See "Note 1—Overview and Summary of Significant Accounting Policies" for additional information on this participation arrangement.

Through our PPWC product, merchants can borrow a certain percentage of their annual payment volume processed by PayPal and are charged a fixed fee for the loan or advance based on the overall credit assessment of the merchant. Loans and advances are repaid through a fixed percentage of the merchant's future payment volume that PayPal processes. Through our PPBL product, we provide merchants access to short-term business financing for a fixed fee based on an evaluation of the applying business as well as the business owner. PPBL repayments are collected through periodic payments until the balance has been satisfied.

The interest or fee is fixed at the time the loan or advance is extended and is recognized as deferred revenue in accrued expenses and other current liabilities on our consolidated balance sheets. The fixed interest or fee is amortized into revenues from other value added services based on the amount repaid over the repayment period. We estimate the repayment period for PPWC based on the merchant's payment processing history with PayPal. For PPWC, there is a general requirement that at least 10% of the original amount of the loan or advance plus the fixed fee must be repaid every 90 days. We calculate the repayment rate of the merchant's future payment volume so that repayment of the loan or advance and fixed fee is expected to generally occur within 9 to 12 months from the date of the loan or advance. On a monthly basis, we recalculate the repayment period based on the repayment activity on the receivable. As such, actual repayment periods are dependent on actual merchant payment processing volumes. For PPBL, we receive fixed periodic payments over the contractual term of the loan, which generally ranges from 3 to 12 months.

We actively monitor receivables with repayment periods greater than the original expected or contractual repayment period, as well as the credit quality of our merchant loans and advances that we extend or purchase, so that we can evaluate, quantify, and manage our credit risk exposure. To assess a merchant seeking a loan or advance, we use, among other indicators, risk models developed internally which utilize information obtained from multiple internal and external data sources to predict the likelihood of timely and satisfactory repayment by the merchant of the loan or advance amount and the related interest or fee. Primary drivers of the models include the merchant's annual payment volume, payment processing history with PayPal, prior repayment history with PayPal's credit products where available, information sourced from consumer and business credit bureau reports, and other information obtained during the application process. We use delinquency status and trends to assist in making (or, in the U.S., to assist the partner institution in making) ongoing credit decisions, to adjust our internal models, to plan our collection strategies, and in determining our allowance for these loans, advances, and interest and fees receivable.

PayPal Holdings, Inc.
Notes to Consolidated Financial Statements—(Continued)

Merchant Receivables Delinquency and Allowance

The following tables present the delinquency status and gross charge-offs of merchant loans, advances, and interest and fees receivable by year of origination. The amounts are based on the number of days past the expected or contractual repayment date for amounts outstanding. The "current" category represents balances that are within 29 days of the expected repayment date or contractual repayment date, as applicable.

	December 31, 2023 (In millions, except percentages)						
	2023	2022	2021	2020	2019	Total	Percent
Merchant loans, advances, and interest and fees receivable:							
Current	$ 925	$ 74	$ 3	$ 22	$ 14	$ 1,038	87.0%
30—59 Days	37	16	2	2	1	58	4.9%
60—89 Days	16	12	1	1	1	31	2.5%
90—179 Days	27	28	1	1	1	58	4.9%
180+ Days	2	4	1	—	1	8	0.7%
TOTAL	$ 1,007	$ 134	$ 8	$ 26	$ 18	$ 1,193	100%
Gross charge-offs for the year ended December 31, 2023	$ 38	$ 228	$ 14	$ 16	$ 4	$ 300	

	December 31, 2022 (In millions, except percentages)						
	2022	2021	2020	2019	2018	Total	Percent
Merchant loans, advances, and interest and fees receivable:							
Current	$ 1,826	$ 20	$ 57	$ 42	$ 2	$ 1,947	90.7%
30—59 Days	63	7	3	4	—	77	3.6%
60—89 Days	34	4	4	2	—	44	2.0%
90—179 Days	55	9	3	3	—	70	3.3%
180+ Days	1	2	2	3	—	8	0.4%
TOTAL	$ 1,979	$ 42	$ 69	$ 54	$ 2	$ 2,146	100%

The following table summarizes the activity in the allowance for merchant loans, advances, and interest and fees receivable, for the years ended December 31, 2023 and 2022:

	December 31, 2023			December 31, 2022		
	Merchant Loans and Advances	Interest and Fees Receivable	Total Allowance	Merchant Loans and Advances	Interest and Fees Receivable	Total Allowance
	(In millions)					
Beginning balance	$ 230	$ 18	$ 248	$ 192	$ 9	$ 201
Provisions	162	23	185	109	18	127
Charge-offs	(271)	(29)	(300)	(105)	(9)	(114)
Recoveries	27	—	27	34	—	34
ENDING BALANCE	$ 148	$ 12	$ 160	$ 230	$ 18	$ 248

PayPal Holdings, Inc.
Notes to Consolidated Financial Statements—(Continued)

The provision for the year ended December 31, 2023 was primarily attributable to a deterioration in credit quality of loans outstanding. Qualitative adjustments were made to account for limitations in our current expected credit loss models due to uncertainty around the financial health of our borrowers, including the effectiveness of loan modification programs made available to merchants, as described further below.

The increase in the charge-offs for the year ended December 31, 2023 compared to the prior year was due to the expansion of acceptable risk parameters in 2022, which resulted in deterioration of the overall credit quality of loans outstanding.

For merchant loans and advances, the determination of delinquency is based on the current expected or contractual repayment period of the loan or advance and fixed interest or fee payment as compared to the original expected or contractual repayment period. We charge off the receivables outstanding under our PPBL product when the repayments are 180 days past the contractual repayment date. We charge off the receivables outstanding under our PPWC product when the repayments are 180 days past our expectation of repayments and the merchant has not made a payment in the last 60 days, or when the repayments are 360 days past due regardless of whether the merchant has made a payment in the last 60 days. Bankrupt accounts are charged off within 60 days after receipt of notification of bankruptcy. The provision for credit losses on merchant loans and advances is recognized in transaction and credit losses on our consolidated statements of income (loss), and the provision for interest and fees receivable is recognized as a reduction of deferred revenue in accrued expenses and other current liabilities on our consolidated balance sheets. Charge-offs are recorded as a reduction to our allowance for loans and interest receivable and subsequent recoveries, if any, are recorded as an increase to the allowance for loans and interest receivable.

Loan Modifications for Merchants Experiencing Financial difficulty

In certain instances, we may modify the merchant loans, advances, and interest and fees receivable for which we determine it is probable that, without modification, we would be unable to collect all amounts due. These modifications are intended to provide merchants with financial relief and enable us to potentially mitigate losses.

Modifications during the year ended December 31, 2023 were term extensions. These modifications increased the term, while moving the delinquency status to current. The following table details merchant loans, advances, and interest and fees receivable as of December 31, 2023 that were modified through a term extension to a merchant experiencing financial difficulty during the year ended December 31, 2023, and the financial effect of those modifications:

	Year Ended December 31, 2023
Merchant loans, advances, and interest and fees receivables:	
Amortized cost basis (in millions)	$103
Modifications as % of merchant loans, advances, and interest and fees receivables	9%
Weighted average term extension (months)	24

We closely monitor the performance of the merchant loans, advances, and interest and fees receivable that were modified to extend the term to understand the effectiveness of these modification efforts. The following table depicts the performance of merchant loans, advances, and interest and fees receivable as of December 31, 2023 that have been modified during the year ended December 31, 2023:

	December 31, 2023
	(In millions)
Merchant loans, advances, and interest and fees receivables:	
Current	$ 75
30—59 days past due	9
60—89 days past due	7
90—179 days past due	12
TOTAL	**$ 103**

A merchant is considered in payment default after a modification when the merchant's payment is 60 days past their expected or contractual repayment date. Merchant loans, advances, and interest and fees receivable modified to extend the term since January 1, 2023 that subsequently defaulted were not material during the year ended December 31, 2023.

PayPal Holdings, Inc.
Notes to Consolidated Financial Statements—(Continued)

Allowances for merchant loans, advances, and interest and fees receivable modified due to merchants experiencing financial difficulties are assessed separately from other loans and advances within our portfolio and are determined by estimating current expected credit losses utilizing the modified term. Historical loss estimates are utilized in addition to macroeconomic assumptions to determine current expected credit losses. Further, we may include qualitative adjustments that incorporate incremental information not captured in the quantitative estimates of our current expected credit losses.

Note 12—Debt

Fixed Rate Notes

In June 2023, we issued fixed rate notes with varying maturity dates for an aggregate principal amount of ¥90 billion (approximately $638 million as of December 31, 2023). Interest on these notes is payable on June 9 and December 9 of each year, beginning on December 9, 2023.

In May 2022, we issued fixed rate notes with varying maturity dates for an aggregate principal amount of $3.0 billion. Interest on these notes is payable on June 1 and December 1 of each year, beginning on December 1, 2022.

In May 2020, we issued fixed rate notes with varying maturity dates for an aggregate principal amount of $4.0 billion. Interest on these notes is payable on June 1 and December 1 of each year, beginning on December 1, 2020.

In September 2019, we issued fixed rate notes with varying maturity dates for an aggregate principal amount of $5.0 billion. Interest on these notes is payable in arrears semiannually (payable on April 1 and October 1).

The notes issued from the June 2023, May 2022, May 2020, and September 2019 debt issuances are senior unsecured obligations and are collectively referred to as the "Notes." We may redeem the Notes in whole, at any time, or in part (except for the June 2023 notes), from time to time, prior to maturity, at their redemption prices. Upon the occurrence of both a change of control of the Company and a downgrade of the Notes below an investment grade rating, we will be required to offer to repurchase each series of Notes at a price equal to 101% of the then outstanding principal amounts, plus accrued and unpaid interest. The Notes are subject to covenants, including limitations on our ability to create liens on our assets, enter into sale and leaseback transactions, and merge or consolidate with another entity, in each case subject to certain exceptions, limitations, and qualifications. Proceeds from the issuance of these Notes may be used for general corporate purposes, which may include funding the repayment or redemption of outstanding debt, share repurchases, ongoing operations, capital expenditures, acquisitions of businesses, assets, or strategic investments.

In May 2022, we repurchased certain notes under the September 2019 and May 2020 debt issuances prior to maturity through tender offers. In addition, in June 2022, we redeemed the outstanding balance of the notes maturing in September 2022 through a make-whole redemption. We repurchased and redeemed $1.6 billion of outstanding notes, as described above, which resulted in de minimis debt extinguishment net gains that were recorded as interest expense within other income (expense), net on our consolidated statements of income (loss) for the year ended December 31, 2022.

PayPal Holdings, Inc.
Notes to Consolidated Financial Statements—(Continued)

As of December 31, 2023 and 2022, we had an outstanding aggregate principal amount of $10.6 billion and $10.4 billion, respectively, related to the Notes. The following table summarizes the Notes:

	Maturities	Effective Interest Rate	As of December 31, 2023	As of December 31, 2022
			(in millions)	
September 2019 debt issuance:				
Fixed-rate 2.400% notes	10/1/2024	2.52%	$ 1,250	$ 1,250
Fixed-rate 2.650% notes	10/1/2026	2.78%	1,250	1,250
Fixed-rate 2.850% notes	10/1/2029	2.96%	1,500	1,500
May 2020 debt issuance:				
Fixed-rate 1.350% notes	6/1/2023	1.55%	—	418
Fixed-rate 1.650% notes	6/1/2025	1.78%	1,000	1,000
Fixed-rate 2.300% notes	6/1/2030	2.39%	1,000	1,000
Fixed-rate 3.250% notes	6/1/2050	3.33%	1,000	1,000
May 2022 debt issuance:				
Fixed-rate 3.900% notes	6/1/2027	4.06%	500	500
Fixed-rate 4.400% notes	6/1/2032	4.53%	1,000	1,000
Fixed-rate 5.050% notes	6/1/2052	5.14%	1,000	1,000
Fixed-rate 5.250% notes	6/1/2062	5.34%	500	500
June 2023 debt issuance[1]:				
¥30 billion fixed-rate 0.813% notes	6/9/2025	0.89%	213	—
¥23 billion fixed-rate 0.972% notes	6/9/2026	1.06%	163	—
¥37 billion fixed-rate 1.240% notes	6/9/2028	1.31%	262	—
TOTAL TERM DEBT			$ 10,638	$ 10,418
Unamortized premium (discount) and issuance costs, net			(68)	(74)
Less: current portion of term debt[2]			(1,249)	(418)
TOTAL CARRYING AMOUNT OF TERM DEBT			**$ 9,321**	**$ 9,926**

[1] Principal amounts represent the U.S. dollar equivalent as of December 31, 2023 and 2022, respectively.
[2] The current portion of term debt is included within accrued expenses and other current liabilities on our consolidated balance sheets.

The effective interest rates for the Notes include interest on the Notes, amortization of debt issuance costs, and amortization of the debt discount. The interest expense recorded for the Notes, including amortization of the debt discount, debt issuance costs, and debt extinguishment net gains, was $334 million, $290 million, and $224 million for the years ended December 31, 2023, 2022, and 2021, respectively.

PayPal Holdings, Inc.
Notes to Consolidated Financial Statements—(Continued)

Credit Facilities

Five-year Revolving Credit Facility

In June 2023, we entered into a credit agreement (the "Credit Agreement") that provides for an unsecured $5.0 billion, five-year revolving credit facility and terminated the facility entered into in September 2019. The Credit Agreement includes a $150 million letter of credit sub-facility and a $600 million swingline sub-facility, with available borrowings under the revolving credit facility reduced by the amount of any letters of credit and swingline borrowings outstanding from time to time. Loans borrowed under the Credit Agreement are available in U.S. dollar, Euro, British pound, and Australian dollar, and in each case subject to the sub-limits and other limitations provided in the Credit Agreement. We may also, subject to the agreement of the applicable lenders and satisfaction of specified conditions, increase the commitments under the revolving credit facility by up to $2.0 billion. Subject to specific conditions, we may designate one or more of our subsidiaries as additional borrowers under the Credit Agreement, provided PayPal Holdings, Inc. guarantees the portion of borrowings made available and other obligations of any such subsidiaries under the Credit Agreement. As of December 31, 2023, certain subsidiaries were designated as additional borrowers. Funds borrowed under the Credit Agreement may be used for working capital, capital expenditures, acquisitions, and other purposes not in contravention of the Credit Agreement.

We are obligated to pay interest on loans under the Credit Agreement and other customary fees for a credit facility of this size and type, including an upfront fee and an unused commitment fee based on our debt rating. Loans under the Credit Agreement will bear interest at either (i) the applicable term benchmark rate plus a margin (based on the Company's public debt ratings) ranging from 0.750% to 1.250%, (ii) the applicable Risk-Free Rate (Sterling Overnight Index Average for loans denominated in pounds sterling and Euro Short-Term Rate for loans denominated in euros) rate plus a margin (based on the Company's public debt ratings) ranging from 0.750% to 1.250%, (iii) the applicable overnight rate plus a margin (based on the Company's public debt ratings) ranging from 0.750% to 1.250% or (iv) a formula based on the prime rate, the federal funds effective rate or the adjusted term Secured Overnight Financing Rate plus a margin (based on the Company's public debt ratings) ranging from zero to 0.250%. Subject to certain conditions stated in the Credit Agreement, the Company and any subsidiaries designated as additional borrowers may borrow, prepay and reborrow amounts under the revolving credit facility at any time during the term of the Credit Agreement. The Credit Agreement will terminate and all amounts owing thereunder will be due and payable on June 7, 2028, unless (a) the commitments are terminated earlier, either at the request of the Company or, if an event of default occurs, by the lenders (or automatically in the case of certain bankruptcy-related events), or (b) the maturity date is extended upon the request of the Company, subject to the agreement of the lenders. The Credit Agreement contains customary representations, warranties, affirmative and negative covenants, including a financial covenant, events of default, and indemnification provisions in favor of the lenders. The negative covenants include restrictions regarding the incurrence of liens and the incurrence of subsidiary indebtedness, in each case subject to certain exceptions. The financial covenant requires the Company to meet a quarterly financial test with respect to a maximum consolidated leverage ratio.

As of December 31, 2023, no borrowings or letters of credit were outstanding under the Credit Agreement. Accordingly, at December 31, 2023, $5.0 billion of borrowing capacity was available for the purposes permitted by the Credit Agreement, subject to customary conditions to borrowing.

Paidy Credit Agreement

In February 2022, we entered into a credit agreement (the "Paidy Credit Agreement") with Paidy as co-borrower, which provided for an unsecured revolving credit facility of ¥60.0 billion, which was modified in September 2022, to increase the borrowing capacity by ¥30.0 billion for a total borrowing capacity of ¥90.0 billion (approximately $638 million as of December 31, 2023). As of December 31, 2023 and 2022, ¥50.0 billion (approximately $355 million) and ¥64.3 billion (approximately $491 million) was drawn down under the Paidy Credit Agreement, respectively, which was recorded in long-term debt on our consolidated balance sheets. At December 31, 2023, ¥40.0 billion (approximately $283 million) of borrowing capacity was available for the purposes permitted by the Paidy Credit Agreement, subject to customary conditions to borrowing. During the years ended December 31, 2023 and 2022, the total interest expense and fees we recorded related to the Paidy Credit Agreement were de minimis.

Other Available Facilities

As of December 31, 2023, we had a short-term borrowing of $359 million due to a bank overdraft, which was recorded in accrued expenses and other liabilities on our consolidated balance sheet. The weighted average interest rate on the borrowing was 7.92%.

PayPal Holdings, Inc.
Notes to Consolidated Financial Statements—(Continued)

We also maintain uncommitted credit facilities in various regions throughout the world, which had a borrowing capacity of approximately $80 million in the aggregate, as of December 31, 2023 and 2022. This available credit includes facilities where we can withdraw and utilize the funds at our discretion for general corporate purposes. Interest rate terms for these facilities vary by region and reflect prevailing market rates for companies with strong credit ratings. As of December 31, 2023, the majority of the borrowing capacity under these credit facilities was available, subject to customary conditions to borrowing.

Future Principal Payments

As of December 31, 2023, the future principal payments associated with our term debt were as follows (in millions):

2024	$ 1,250
2025	1,213
2026	1,413
2027	500
2028	262
Thereafter	6,000
TOTAL	**$ 10,638**

Note 13—Commitments and Contingencies

Commitments

As of December 31, 2023 and 2022, approximately $6.2 billion and $4.9 billion, respectively, of unused credit was available to PayPal Credit account holders in the U.K. While this amount represents the total unused credit available, we have not experienced, and do not anticipate, that all our PayPal Credit account holders will access their entire available credit at any given point in time. In addition, the individual lines of credit that make up this unused credit are subject to periodic review and termination based on, among other things, account usage and customer creditworthiness.

Litigation and Regulatory Matters

Overview

We are involved in legal and regulatory proceedings on an ongoing basis. Certain of these proceedings are in early stages and may seek an indeterminate amount of damages or penalties or may require us to change or adopt certain business practices. If we believe that a loss arising from such matters is probable and can be reasonably estimated, we accrue the estimated liability in our financial statements at that time. If only a range of estimated losses can be determined, we accrue an amount within the range that, in our judgment, reflects the most likely outcome; if none of the estimates within that range is a better estimate than any other amount, we accrue the low end of the range. For those proceedings in which an unfavorable outcome is reasonably possible but not probable, we have disclosed an estimate of the reasonably possible loss or range of losses or we have concluded that an estimate of the reasonably possible loss or range of losses arising directly from the proceeding (i.e., monetary damages or amounts paid in judgment or settlement) are not material. If we cannot estimate the probable or reasonably possible loss or range of losses arising from a legal proceeding, we have disclosed that fact. In assessing the materiality of a legal proceeding, we evaluate, among other factors, the amount of monetary damages claimed, as well as the potential impact of non-monetary remedies sought by plaintiffs (e.g., injunctive relief) that may require us to change our business practices in a manner that could have a material adverse impact on our business. With respect to the matters disclosed in this Note 13, we are unable to estimate the possible loss or range of losses that could potentially result from the application of such non-monetary remedies.

Amounts accrued for legal and regulatory proceedings for which we believe a loss is probable and reasonably estimable were not material for the year ended December 31, 2023. Except as otherwise noted for the proceedings described in this Note 13, we have concluded, based on currently available information, that reasonably possible losses arising directly from the proceedings (i.e., monetary damages or amounts paid in judgment or settlement) in excess of our recorded accruals are also not material. Determining legal reserves or possible losses from such matters involves judgment and may not reflect the full range of uncertainties and unpredictable outcomes. We may be exposed to losses in excess of the amount recorded, and such amounts could be material. If any of our estimates and assumptions change or prove to have been incorrect, it could have a material adverse effect on our business, financial position, results of operations, or cash flows.

PayPal Holdings, Inc.
Notes to Consolidated Financial Statements—(Continued)

Regulatory Proceedings

PayPal Australia Pty Limited ("PPAU") self-reported a potential violation to the Australian Transaction Reports and Analysis Centre ("AUSTRAC") on May 22, 2019. This self-reported matter relates to PPAU incorrectly filing required international funds transfer instructions over a period of time under the Anti-Money Laundering and Counter-Terrorism Financing Act 2006 ("AML/CTF Act"). On September 23, 2019, PPAU received a notice from AUSTRAC requiring that PPAU appoint an external auditor (a partner of a firm which is not our independent auditor) to review certain aspects of PPAU's compliance with its obligations under the AML/CTF Act. The external auditor was appointed on November 1, 2019.

AUSTRAC had notified PPAU that its enforcement team was investigating the matters reported upon by the external auditor in its August 31, 2020 final report. As a resolution of this investigation, on March 17, 2023, AUSTRAC's Chief Executive Officer accepted an enforceable undertaking from PPAU in relation to the self-reported issues.

The enforceable undertaking does not include a monetary penalty. The entry into and compliance with the enforceable undertaking will not require a change to our business practices in a manner that could result in a material loss, require significant management time, result in the diversion of significant operational resources, or otherwise adversely affect our business.

PPAU is required to deliver an Assurance Action Plan ("AAP") under the enforceable undertaking to demonstrate that the governance and oversight arrangements following the remedial work completed by PPAU are sustainable and appropriate. The enforceable undertaking requires PPAU to appoint an external auditor. The external auditor was appointed on June 22, 2023 and will assess and report on the appropriateness, sustainability and efficacy of the actions to be taken under the AAP. The external auditor's final report to PPAU and AUSTRAC is due on or before April 16, 2024. The successful completion of the enforceable undertaking is subject to AUSTRAC's ultimate review and decision based on the external auditor's final report. We cannot predict the outcome of the external auditor's final report or AUSTRAC's decision.

Any failure to comply with the enforceable undertaking could result in penalties or require us to change our business practices.

We have received Civil Investigative Demands ("CIDs") from the Consumer Financial Protection Bureau ("CFPB") related to Venmo's unauthorized funds transfers and collections processes, and related matters, including treatment of consumers who request payments but accidentally designate an unintended recipient. The CIDs request the production of documents and answers to written questions. We are cooperating with the CFPB in connection with these CIDs.

In February 2022, we received a CID from the Federal Trade Commission ("FTC") related to PayPal's practices relating to commercial customers that submit charges on behalf of other merchants or sellers, and related activities. The CID requests the production of documents and answers to written questions. We are cooperating with the FTC in connection with this CID.

In January 2023, we received notice of an administrative proceeding and a related request for information from the German Federal Cartel Office ("FCO") related to terms in PayPal (Europe) S.à.r.l. et Cie, S.C.A.'s contractual terms with merchants in Germany prohibiting surcharging and requiring parity presentation of PayPal relative to other payment methods. We are cooperating with the FCO in connection with this proceeding.

In October 2023, we received a CID from the CFPB related to investigation and error-resolution obligations under Regulation E, the presentment of transactions to linked bank accounts, and related matters. The CID requests the production of documents and answers to written questions. We are cooperating with the CFPB in connection with this CID.

On November 1, 2023, we received a subpoena from the U.S. SEC Division of Enforcement relating to PayPal USD stablecoin. The subpoena requests the production of documents. We are cooperating with the SEC in connection with this request.

PayPal Holdings, Inc.
Notes to Consolidated Financial Statements—(Continued)

Legal Proceedings

On December 16, 2021 and January 19, 2022, two related putative shareholder derivative actions captioned *Pang v. Daniel Schulman, et al.*, Case No. 21-cv-09720, and *Lalor v. Daniel Schulman, et al.*, Case No. 22-cv-00370, respectively, were filed in the U.S. District Court for the Northern District of California (the "California Derivative Actions"), purportedly on behalf of the Company. On August 2, 2022, a related putative shareholder derivative action captioned *Jefferson v. Daniel Schulman, et al.*, No. 2022-0684, was filed in the Court of Chancery for the State of Delaware (the "Delaware Derivative Action," and collectively with the California Derivative Actions, the "Derivative Actions"), purportedly on behalf of the Company. The Derivative Actions are based on the same alleged facts and circumstances as the putative securities class action captioned *Kang v. PayPal Holdings, Inc., et al.*, Case No. 21-cv-06468, that was filed in the U.S. District Court for the Northern District of California (the "Kang Securities Action"), and name certain of our officers, including our former Chief Executive Officer and former Chief Financial Officer, and members of our Board of Directors, as defendants. The Derivative Actions allege claims for breach of fiduciary duty, unjust enrichment, abuse of control, gross mismanagement, waste of corporate assets, and violations of the Securities Exchange Act of 1934 ("Exchange Act"), and seek to recover damages on behalf of the Company. On February 1, 2022, the court entered an order consolidating the two California Derivative Actions and staying them until all motions to dismiss in the Kang Securities Action are resolved. On June 29, 2023, following the final dismissal of the Kang Securities Action, the Court ordered a stipulation dismissing the California Derivative Actions, without prejudice, and on July 7, 2023, the Court ordered a stipulation dismissing the Delaware Derivative Action, without prejudice.

On October 4, 2022, a putative securities class action captioned *Defined Benefit Plan of the Mid-Jersey Trucking Industry and Teamsters Local 701 Pension and Annuity Fund v. PayPal Holdings, Inc., et al.*, Case No. 22-cv-5864, was filed in the U.S. District Court for the District of New Jersey. On January 11, 2023, the Court appointed Caisse de dépôt et placement du Québec as lead plaintiff and renamed the action *In re PayPal Holdings, Inc. Securities Litigation* ("PPH Securities Action"). On March 13, 2023, the lead plaintiff filed an amended and consolidated complaint. The PPH Securities Action asserts claims relating to our public statements with respect to net new active accounts ("NNA") results and guidance, and the detection of illegitimately created accounts. The PPH Securities Action purports to be brought on behalf of purchasers of the Company's stock between February 3, 2021 and February 1, 2022 (the "Class Period"), and asserts claims for alleged violations of Sections 10(b) of the Exchange Act against the Company, as well as its former Chief Executive Officer, former Chief Strategy, Growth and Data Officer, and former Chief Financial Officer (collectively, the "Individual Defendants," and together with the Company, "Defendants"), and for alleged violations of Sections 20(a) and 20A of the Exchange Act against the Individual Defendants. The complaint alleges that certain public statements made by the Defendants during the Class Period were rendered materially false and misleading (which, allegedly, caused the Company's stock to trade at artificially inflated prices) by the Defendants' failure to disclose that, among other things, the Company's incentive campaigns were susceptible to fraud and led to the creation of illegitimate accounts, which allegedly affected the Company's NNA results and guidance. The PPH Securities Action seeks unspecified compensatory damages on behalf of the putative class members. Defendants have filed a motion to dismiss the PPH Securities Action, which is fully briefed and pending before the court.

On November 2, 2022, a putative shareholder derivative action captioned *Shah v. Daniel Schulman, et al.*, Case No. 22-cv-1445, was filed in the U.S. District Court for the District of Delaware (the "Shah Action"), purportedly on behalf of the Company. On April 4, 2023, a putative shareholder derivative action captioned *Nelson v. Daniel Schulman, et. al.*, Case No. 23-cv-01913, was filed in the U.S. District Court for the District of New Jersey (the "Nelson Action") purportedly on behalf of the Company. The Shah and Nelson Actions are based on the same alleged facts and circumstances as the PPH Securities Action, and name certain of our officers, including our former Chief Executive Officer and former Chief Financial Officer, and members of our Board of Directors, as defendants. The Shah and Nelson Actions allege claims for breach of fiduciary duty, aiding and abetting breach of fiduciary duty, unjust enrichment, waste of corporate assets, gross mismanagement and violations of the Exchange Act, and seek to recover damages on behalf of the Company. The Shah and Nelson Actions have been stayed pending further developments in the PPH Securities Action.

On December 20, 2022, a civil lawsuit captioned *State of Hawai'i, by its Office of Consumer Protection, v. PayPal, Inc., and PayPal Holdings, Inc.*, Case No. 1CCV-22-0001610, was filed in the Circuit Court of the First Circuit of the State of Hawai'i (the "Hawai'i Action"). The Hawai'i Action asserts claims for unfair and deceptive acts and practices under Hawai'i Revised Statutes Sections 480-2(a) and 481A-3(a). Plaintiff seeks injunctive relief as well as unspecified penalties and other monetary relief. On July 14, 2023, the court denied Defendants' motion to dismiss the complaint. Trial is scheduled to begin in April 2025.

PayPal Holdings, Inc.
Notes to Consolidated Financial Statements—(Continued)

General Matters

Other third parties have from time to time claimed, and others may claim in the future, that we have infringed their intellectual property rights. We are subject to patent disputes and expect that we will increasingly be subject to additional patent infringement claims involving various aspects of our business as our products and services continue to expand in scope and complexity. Such claims may be brought directly or indirectly against our companies and/or against our customers (who may be entitled to contractual indemnification under their contracts with us), and we are subject to increased exposure to such claims as a result of our acquisitions, particularly in cases where we are introducing new products or services in connection with such acquisitions. We have in the past been forced to litigate such claims, and we believe that additional lawsuits alleging such claims will be filed against us. Intellectual property claims, whether meritorious or not, are time-consuming and costly to defend and resolve, could require expensive changes in our methods of doing business, or could require us to enter into costly royalty or licensing agreements on unfavorable terms or make substantial payments to settle claims or to satisfy damages awarded by courts.

From time to time, we are involved in other disputes or regulatory inquiries that arise in the ordinary course of business, including suits by our customers (individually or as class actions) or regulators alleging, among other things, improper disclosure of our prices, rules, or policies, that our practices, prices, rules, policies, or customer/user agreements violate applicable law, or that we have acted unfairly or not acted in conformity with such prices, rules, policies, or agreements. In addition to these types of disputes and regulatory inquiries, our operations are also subject to regulatory and legal review and challenges that may reflect the increasing global regulatory focus to which the payments industry is subject and, when taken as a whole with other regulatory and legislative action, such actions could result in the imposition of costly new compliance burdens on our business and customers and may lead to increased costs and decreased transaction volume and revenue. Further, the number and significance of these disputes and inquiries are increasing as our business has grown and expanded in scale and scope, including the number of active accounts and payments transactions on our platform, the range and increasing complexity of the products and services that we offer, and our geographical operations. Any claims or regulatory actions against us, whether meritorious or not, could be time consuming, result in costly litigation, settlement payments, damage awards (including statutory damages for certain causes of action in certain jurisdictions), fines, penalties, injunctive relief, or increased costs of doing business through adverse judgment or settlement, require us to change our business practices in expensive ways, require significant amounts of management time, result in the diversion of significant operational resources, or otherwise harm our business.

Indemnification Provisions

Our agreements with eBay governing our separation from eBay provide for specific indemnity and liability obligations for both eBay and us. Disputes between eBay and us have arisen and others may arise in the future, and an adverse outcome in such matters could materially and adversely impact our business, results of operations, and financial condition. In addition, the indemnity rights we have against eBay under the agreements may not be sufficient to protect us, and our indemnity obligations to eBay may be significant.

In the ordinary course of business, we include indemnification provisions in certain of our agreements with parties with whom we have commercial relationships. Under these contracts, we generally indemnify, hold harmless, and agree to reimburse the indemnified party for losses suffered or incurred by the indemnified party in connection with claims by any third party with respect to our domain names, trademarks, logos, and other branding elements to the extent that such marks are related to the subject agreement. We have provided an indemnity for other types of third-party claims, which may include indemnities related to intellectual property rights, confidentiality, willful misconduct, data privacy obligations, and certain breach of contract claims, among others. We have also provided an indemnity to our payments processors in the event of card association fines against the processor arising out of conduct by us or our customers. It is not possible to determine the maximum potential loss under these indemnification provisions due to our limited history of prior indemnification claims and the unique facts and circumstances involved in each particular situation.

PayPal has participated in the U.S. Government's Paycheck Protection Program administered by the U.S. Small Business Administration. Loans made under this program are funded by an independent chartered financial institution that we partner with. We receive a fee for providing services in connection with these loans and retain operational and audit risk related to those activities. We have agreed, under certain circumstances, to indemnify the chartered financial institution and its assignee of a portion of these loans in connection with the services provided for loans made under this program.

PayPal Holdings, Inc.
Notes to Consolidated Financial Statements—(Continued)

As part of the agreement to sell a portion of our consumer installment receivables portfolio, in certain circumstances such as breaches in loan warranties, we may be required to indemnify the global investment firm that purchased the loans or repurchase the loans. The estimate of the maximum potential amount of future payments we may be required to make is equal to the current outstanding balances of the loans sold; however, the maximum potential amount of the indemnification is not, in our view, representative of the expected future exposure. As of December 31, 2023, the current outstanding balances of the loans sold was $2.2 billion. The terms of the indemnification align to the maturities of the loans sold.

To date, no significant costs have been incurred, either individually or collectively, in connection with our indemnification provisions.

Off-Balance Sheet Arrangements

As of December 31, 2023 and 2022, we had no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our consolidated financial condition, results of operations, liquidity, capital expenditures, or capital resources.

Protection Programs

We provide merchants and consumers with protection programs for certain transactions completed on our payments platform. These programs are intended to protect both merchants and consumers from loss primarily due to fraud and counterparty performance. Our Purchase Protection Program provides protection to consumers for qualifying purchases by reimbursing the consumer for the full amount of the purchase if a purchased item does not arrive or does not match the seller's description. Our Seller Protection Programs provide protection to merchants against claims that a transaction was not authorized by the buyer or claims that an item was not received by covering the seller for the full amount of the payment on eligible sales. These protection programs are considered assurance-type warranties under applicable accounting standards for which we estimate and record associated costs in transaction and credit losses during the period the payment transaction is completed.

At December 31, 2023 and 2022, the allowance for transaction losses was $64 million and $66 million, respectively. The allowance for negative customer balances was $218 million and $212 million at December 31, 2023 and 2022, respectively. The following table shows changes in the allowance for transaction losses and negative customer balances related to our protection programs for the years ended December 31, 2023 and 2022:

	As of December 31,	
	2023	2022
	(In millions)	
Beginning balance	$ 278	$ 355
Provision	1,192	1,170
Realized losses	(1,313)	(1,417)
Recoveries	125	170
ENDING BALANCE	**$ 282**	**$ 278**

PayPal Holdings, Inc.
Notes to Consolidated Financial Statements—(Continued)

Note 14—Stock Repurchase Programs

In July 2018, our Board of Directors authorized a stock repurchase program that provided for the repurchase of up to $10 billion of our common stock, with no expiration from the date of authorization. In June 2022, our Board of Directors authorized an additional stock repurchase program that provides for the repurchase of up to $15 billion of our common stock, with no expiration from the date of authorization. This program became effective in the first quarter of 2023 upon completion of the July 2018 stock repurchase program. Our stock repurchase programs are intended to offset the impact of dilution from our equity compensation programs and, subject to market conditions and other factors, may also be used to make opportunistic repurchases of our common stock to reduce outstanding share count. Any share repurchases under our stock repurchase programs may be made through open market transactions, block trades, privately negotiated transactions, including accelerated share repurchase agreements, or other means at times and in such amounts as management deems appropriate and will be funded from our working capital or other financing alternatives. Moreover, any stock repurchases are subject to market conditions and other uncertainties, and we cannot predict if or when any stock repurchases will be made. We may terminate our stock repurchase programs at any time without prior notice.

During the year ended December 31, 2023, we repurchased approximately 74 million shares of our common stock for approximately $5.0 billion at an average cost of $67.72. These shares were purchased in the open market under our stock repurchase programs authorized in July 2018 and June 2022. As of December 31, 2023, a total of approximately $10.9 billion remained available for future repurchases of our common stock under our June 2022 stock repurchase program.

The Inflation Reduction Act of 2022 imposed a nondeductible 1% excise tax on the net value of certain stock repurchases made after December 31, 2022. Beginning in the first quarter of 2023, we have reflected the applicable excise tax in treasury stock on our consolidated balance sheets. During the year ended December 31, 2023, we recorded $44 million in excise tax within treasury stock on our consolidated balance sheets.

During the year ended December 31, 2022, we repurchased approximately 41 million shares of our common stock for approximately $4.2 billion at an average cost of $103.47. These shares were purchased in the open market under our stock repurchase program authorized in July 2018. As of December 31, 2022, a total of approximately $861 million and $15.0 billion remained available for future repurchases of our common stock under our July 2018 and June 2022 stock repurchase programs, respectively.

During the year ended December 31, 2021, we repurchased approximately 15 million shares of our common stock for approximately $3.4 billion at an average cost of $219.75. These shares were purchased in the open market under our stock repurchase program authorized in July 2018. As of December 31, 2021, a total of approximately $5.1 billion remained available for future repurchases of our common stock under our July 2018 stock repurchase program.

Shares of common stock repurchased for the periods presented were recorded as treasury stock for the purposes of calculating net income (loss) per share and were accounted for under the cost method. No repurchased shares of common stock have been retired.

Note 15—Stock-Based and Employee Savings Plans

Equity Incentive Plans

Under the terms of the Amended and Restated PayPal Holdings, Inc. 2015 Equity Incentive Award Plan (the "Plan"), equity awards, including restricted stock units ("RSUs"), restricted stock awards, performance based restricted stock units ("PBRSUs"), stock options, deferred stock units, and stock payments, may be granted to our directors, officers, and employees. In May 2023, our stockholders approved an additional authorization of 34.6 million shares to the Plan, and in June 2023, the Company filed a post-effective amendment to the registration statement for the PayPal Holdings, Inc. 2022 Inducement Plan ("Inducement Plan"), which enabled 2.6 million shares previously issuable under the Inducement Plan to be included in the 34.6 million additional shares issuable under the Plan. At December 31, 2023, approximately 72 million shares were authorized under the Plan and approximately 45 million shares were available for future grant, and no shares were available for future grant under the Inducement Plan. Shares issued as a result of stock option exercises and the release of stock awards were funded primarily with the issuance of new shares of common stock.

PayPal Holdings, Inc.
Notes to Consolidated Financial Statements—(Continued)

RSUs are granted to eligible employees under the Plan. RSUs issued prior to January 1, 2022 generally vest in equal annual installments over a period of three years. RSUs issued on or after January 1, 2022 generally vest over three years at a rate of 33% after one year, then in equal quarterly installments thereafter. RSUs are subject to an employee's continuing service to us, and do not have an expiration date. The cost of RSUs granted is determined using the fair market value of PayPal's common stock on the date of grant.

Certain of our executives and non-executives are eligible to receive PBRSUs, which are equity awards that may be earned based on an initial target number. The final number of PBRSUs may vest and settle depending on the Company's performance against pre-established performance metrics over a predefined performance period. PBRSUs granted under the Plan generally have one to three-year performance periods with cliff vesting following the completion of the performance period, subject to the Compensation Committee's approval of the level of achievement against the pre-established performance targets. Over the performance period, the number of PBRSUs that may be issued and related stock-based compensation expense that is recognized is adjusted upward or downward based upon the probability of achieving the approved performance targets against the performance metrics. Depending on the probability of achieving the pre-established performance targets, the number of PBRSUs issued could range from 0% to 200% of the target amount.

All stock options under the Plan were assumed in connection with acquisitions on the same terms and conditions (including vesting) applicable to such acquired companies' equity awards. The cost of stock options was determined using the Black-Scholes option pricing model.

Employee Stock Purchase Plan

Under the terms of the Employee Stock Purchase Plan ("ESPP"), shares of our common stock may be purchased over an offering period with a maximum duration of two years at 85% of the lower of the fair market value on the first day of the applicable offering period or on the last business day of each six-month purchase period within the offering period. Employees may contribute between 2% and 10% of their gross compensation during an offering period to purchase shares, but not more than the statutory limitation of $25,000 per year. All company stock purchased through the ESPP is considered outstanding and is included in the weighted-average outstanding shares for purposes of computing basic and diluted net income (loss) per share. For the years ended December 31, 2023, 2022, and 2021, our employees purchased 2.3 million, 1.9 million, and 1.4 million shares under the ESPP at an average per share price of $55.34, $73.20, and $114.36, respectively. As of December 31, 2023, approximately 44 million shares were reserved for future issuance under the ESPP.

RSU, PBRSU, and Restricted Stock Activity

The following table summarizes RSU, PBRSU, and restricted stock activity under the Plan and the Inducement Plan as of December 31, 2023 and changes during the year ended December 31, 2023:

	Units	Weighted Average Grant-Date Fair Value (per share)
	(In thousands, except per share amounts)	
Outstanding at January 1, 2023	19,588	$ 133.27
Awarded and assumed[1]	24,970	$ 72.51
Vested[1]	(10,799)	$ 127.98
Forfeited/cancelled	(3,595)	$ 105.81
OUTSTANDING AT DECEMBER 31, 2023	**30,164**	**$ 88.10**
Expected to vest	26,180	

[1] Includes approximately 0.3 million of additional PBRSUs issued during 2023 due to the achievement of company performance metrics on awards granted in previous years.

During the years ended December 31, 2023, 2022, and 2021, the aggregate intrinsic value of RSUs and PBRSUs vested under the Plan was $752 million, $935 million, and $3.4 billion, respectively.

PayPal Holdings, Inc.
Notes to Consolidated Financial Statements—(Continued)

In the year ended December 31, 2023, the Company granted 2.3 million PBRSUs with a one-year performance period (fiscal 2023), which which will become fully vested following the completion of the performance period in February 2024 (one year from the annual incentive award cycle grant date), and 1.8 million PBRSUs with a three-year performance period.

In the year ended December 31, 2022, the Company granted 1.5 million PBRSUs with a one-year performance period (fiscal 2022), of which 1.0 million were subsequently cancelled due to the change in method of payout of the Company portion of our Annual Incentive Plan from equity to cash for certain employees. As such, 0.5 million PBRSUs became fully vested following the completion of the performance period in February 2023 (one year from the annual incentive award cycle grant date). In the year ended December 31, 2022, the Company also granted 1.1 million PBRSUs with a three-year performance period.

Stock Option Activity

The following table summarizes stock option activity of our employees under the Plan for the year ended December 31, 2023:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
	(In thousands, except per share amounts and years)			
Outstanding at January 1, 2023	141	$ 14.56		
Assumed	—	$ —		
Exercised	(60)	$ 13.65		
Forfeited/expired/cancelled	(9)	$ 15.76		
OUTSTANDING AT DECEMBER 31, 2023	**72**	**$ 15.18**	**4.39**	**$ 3,402**
Expected to vest	3	$ 37.45	6.92	$ 95
Options exercisable	69	$ 14.28	4.29	$ 3,305

No options were granted or assumed during the year ended December 31, 2023. The weighted average grant date fair value of options assumed from acquisitions during the years ended December 31, 2022 and 2021 was $147.92 and $237.26, respectively. The aggregate intrinsic value was calculated as the difference between the exercise price of the underlying options and the quoted price of our common stock at December 31, 2023. During the years ended December 31, 2023, 2022, and 2021, the aggregate intrinsic value of options exercised under the Plan was $4 million, $16 million, and $81 million, respectively, determined as of the date of option exercise. At December 31, 2023, substantially all outstanding options were in-the-money.

Stock-Based Compensation Expense

Stock-based compensation expense for the Plan and the Inducement Plan is measured based on estimated fair value at the time of grant, and recognized over the award's vesting period.

The impact on our results of operations of recording stock-based compensation expense under the equity incentive plans for the years ended December 31, 2023, 2022, and 2021 was as follows:

	Year Ended December 31,		
	2023	2022	2021
	(In millions)		
Customer support and operations	$ 305	$ 269	$ 263
Sales and marketing	179	151	175
Technology and development	612	512	515
General and administrative	434	383	468
TOTAL STOCK-BASED COMPENSATION EXPENSE	**$ 1,530**	**$ 1,315**	**$ 1,421**
Capitalized as part of internal use software and website development costs	$ 52	$ 52	$ 68
Income tax benefit on total stock-based compensation expense	$ 260	$ 209	$ 221
Income tax benefit realized related to awards vested or exercised	$ 136	$ 182	$ 621

PayPal Holdings, Inc.
Notes to Consolidated Financial Statements—(Continued)

As of December 31, 2023, there was approximately $1.5 billion of unearned stock-based compensation that is expected to be recognized over a weighted average period of 1.80 years. If there are any modifications or cancellations of the underlying unvested awards, we may be required to accelerate, increase, or cancel all or a portion of the remaining unearned stock-based compensation expense. Future unearned stock-based compensation will increase to the extent we grant additional equity awards, change the mix of equity awards we grant, or assume unvested equity awards in connection with acquisitions.

Employee Savings Plans

Under the terms of the PayPal Holdings, Inc. Deferred Compensation Plan, which also qualifies under Section 401(k) of the Code, participating U.S. employees may contribute up to 50% of their eligible compensation, but not more than statutory limits. Under the PayPal plan, eligible employees received one dollar for each dollar contributed, up to 4% of each employee's eligible salary, subject to a maximum employer contribution per employee of $13,200 in 2023, $12,200 in 2022, and $11,600 in 2021. Our non-U.S. employees are covered by other savings plans. For the years ended December 31, 2023, 2022, and 2021, the matching contribution expense for our U.S. and international savings plans was approximately $80 million, $83 million, and $81 million, respectively.

Note 16—Income Taxes

The components of income before income taxes were as follows:

	Year Ended December 31,		
	2023	2022	2021
	(In millions)		
United States	$ 993	$ (155)	$ 290
International	4,418	3,521	3,809
INCOME BEFORE INCOME TAXES	**$ 5,411**	**$ 3,366**	**$ 4,099**

The income tax expense (benefit) was composed of the following:

	Year Ended December 31,		
	2023	2022	2021
	(In millions)		
Current:			
Federal	$ 1,031	$ 688	$ 6
State and local	145	104	80
Foreign	657	966	326
TOTAL CURRENT PORTION OF INCOME TAX EXPENSE	$ 1,833	$ 1,758	$ 412
Deferred:			
Federal	$ (490)	$ (563)	$ (401)
State and local	(79)	(101)	(45)
Foreign	(99)	(147)	(36)
TOTAL DEFERRED PORTION OF INCOME TAX EXPENSE (BENEFIT)	(668)	(811)	(482)
INCOME TAX EXPENSE (BENEFIT)	**$ 1,165**	**$ 947**	**$ (70)**

PayPal Holdings, Inc.
Notes to Consolidated Financial Statements—(Continued)

The following is a reconciliation of the difference between the effective income tax rate and the federal statutory rate:

	Year Ended December 31,		
	2023	2022	2021
Federal statutory rate	21.0%	21.0%	21.0%
Domestic income taxed at different rates	(1.5)%	(0.6)%	(1.7)%
State taxes, net of federal benefit	1.1%	—%	0.9%
Foreign income taxed at different rates	(5.1)%	(12.2)%	(13.4)%
Stock-based compensation expense	3.5%	4.1%	(7.3)%
Tax credits	(0.7)%	(0.4)%	(2.4)%
Change in valuation allowances	—%	2.2%	0.5%
Intra-group transfer of intellectual property	—%	10.0%	0.7%
Other	3.2%	4.0%	—%
EFFECTIVE INCOME TAX RATE	**21.5%**	**28.1%**	**(1.7)%**

Deferred tax assets and liabilities are recognized for the future tax consequences of differences between the carrying amounts of assets and liabilities and their respective tax basis using enacted tax rates in effect for the year in which the differences are expected to reverse. Significant deferred tax assets and liabilities consist of the following:

	As of December 31,	
	2023	2022
	(In millions)	
Deferred tax assets:		
Net operating loss and credit carryforwards	$ 305	$ 355
Accruals and allowances	761	448
Lease liabilities	138	173
Stock-based compensation	168	154
Net unrealized losses	36	151
Safeguarded crypto liabilities	319	152
Capitalized research and development	1,207	874
Other items	114	113
TOTAL DEFERRED TAX ASSETS	3,048	2,420
Valuation allowance	(276)	(341)
NET DEFERRED TAX ASSETS	**$ 2,772**	**$ 2,079**
Deferred tax liabilities:		
ROU lease assets	$ (96)	$ (138)
Capitalized software development costs	(187)	(190)
Net unrealized gains	(170)	(135)
Safeguarded crypto assets	(319)	(152)
Other items	(161)	(179)
TOTAL DEFERRED TAX LIABILITIES	(933)	(794)
NET DEFERRED TAX ASSETS	**$ 1,839**	**$ 1,285**

As of December 31, 2023, our foreign net operating loss carryforwards for income tax purposes were approximately $707 million and certain of these amounts are subject to an annual limitation. If not utilized, a portion of these losses will begin to expire in 2024. As of December 31, 2023, our California research and development tax credit carryforwards for income tax purposes were approximately $264 million, which may be carried forward indefinitely. It is more likely than not that most of these net operating loss and tax credit carryforwards will not be realized; therefore we have recorded a valuation allowance against them.

Repatriation of our foreign earnings for use in the United States is generally not expected to result in a significant amount of income taxes; as a result, the corresponding deferred tax liability we have accrued is not material.

PayPal Holdings, Inc.
Notes to Consolidated Financial Statements—(Continued)

We benefit from agreements concluded in certain jurisdictions, most significantly Singapore. The Singapore agreement is effective through 2030, results in significantly lower rates of taxation on certain classes of income and requires various thresholds of investment and employment in that jurisdiction. We review our compliance on an annual basis to ensure we continue to meet our obligations under this agreement. Before taking into consideration the effects of the U.S. Tax Cuts and Jobs Act and other indirect tax impacts, this agreement resulted in tax savings of approximately $441 million, $510 million, and $327 million in 2023, 2022, and 2021, respectively. The benefit of this agreement on our net income (loss) per share (diluted) was approximately $0.40, $0.44, and $0.28 in 2023, 2022, and 2021, respectively.

The following table reflects changes in unrecognized tax benefits for the periods presented below:

| | Year Ended December 31, | | |
	2023	2022	2021
	(In millions)		
Gross amounts of unrecognized tax benefits as of the beginning of the period	$ 1,877	$ 1,678	$ 1,479
Increases related to prior period tax positions	178	52	172
Decreases related to prior period tax positions	(30)	(185)	(187)
Increases related to current period tax positions	235	337	232
Settlements	—	(2)	(15)
Statute of limitation expirations	(24)	(3)	(3)
GROSS AMOUNTS OF UNRECOGNIZED TAX BENEFITS AS OF THE END OF THE PERIOD	**$ 2,236**	**$ 1,877**	**$ 1,678**

If the remaining balance of unrecognized tax benefits were realized in a future period, it would result in a tax benefit of $1.4 billion.

For the years ended December 31, 2023, 2022, and 2021, we recognized net interest and penalties of $151 million, $119 million, and $6 million, respectively, related to uncertain tax positions in income tax expense. This expense is reflected in the "Other" line of our effective income tax rate schedule. The amount of interest and penalties accrued as of December 31, 2023 and 2022 was approximately $520 million and $342 million, respectively.

We are subject to taxation in the U.S. and various state and foreign jurisdictions. We are currently under examination by certain tax authorities for the 2010 to 2022 tax years. The material jurisdictions in which we are subject to examination by tax authorities for tax years after 2009 primarily include the U.S. (Federal and California), Germany, India, Israel, and Singapore. We believe that adequate amounts have been reserved for any adjustments that may ultimately result from our open examinations.

Due to various factors, including uncertainties of the judicial, administrative, and regulatory processes in certain jurisdictions, the timing of the resolution of these audits is highly uncertain. It is reasonably possible that within the next twelve months, we will receive additional tax adjustments by various tax authorities or possibly reach resolution of these audits in one or more jurisdictions. These adjustments or settlements could result in changes to our contingencies related to positions on prior year tax filings. Given the number of years remaining subject to examination and the number of matters being examined, we are unable to estimate the full range of possible adjustments to the balance of gross unrecognized tax benefits.

In connection with our separation from eBay in 2015, we entered into various agreements that govern the relationship between the parties going forward, including a tax matters agreement. Under the tax matters agreement, eBay is generally responsible for all additional taxes (and will be entitled to all related refunds of taxes) imposed on eBay and its subsidiaries (including subsidiaries that were transferred to PayPal pursuant to the separation) arising after the separation date with respect to the taxable periods (or portions thereof) ended on or prior to July 17, 2015, except for those taxes for which PayPal has reflected an unrecognized tax benefit in its financial statements on the separation date.

PayPal Holdings, Inc.
Notes to Consolidated Financial Statements—(Continued)

Note 17—Restructuring and Other

Restructuring

During the first quarter of 2023, management initiated a global workforce reduction intended to focus resources on core strategic priorities and improve our cost structure and operating efficiency. The associated restructuring charges in 2023 were $122 million. We primarily incurred employee severance and benefits costs, which were substantially completed by the fourth quarter of 2023.

The following table summarizes the restructuring reserve activity during the year ended December 31, 2023:

	Employee Severance and Benefits and Other Associated Costs
	(In millions)
Accrued liability as of January 1, 2023	$ 24
Charges	122
Payments	(142)
ACCRUED LIABILITY AS OF DECEMBER 31, 2023	**$ 4**

During the first quarter of 2022, management initiated a strategic reduction of the existing global workforce intended to streamline and optimize our global operations to enhance operating efficiency. This effort focused on reducing redundant operations and simplifying our organizational structure. The associated restructuring charges in 2022 were $121 million. We primarily incurred employee severance and benefits costs, as well as associated consulting costs under this strategic reduction. The strategic actions associated with this plan were substantially completed by the fourth quarter of 2022.

During the first quarter of 2020, management approved a strategic reduction of the existing global workforce as part of a multiphase process to reorganize our workforce concurrently with the redesign of our operating structure, which spanned multiple quarters. The associated restructuring charges in 2021 were $27 million. We primarily incurred employee severance and benefits costs, as well as associated consulting costs under the 2020 strategic reduction, which was substantially completed in 2021.

Other

We continue to review our real estate and facility capacity requirements due to our new and evolving work models. We incurred asset impairment charges of $61 million, $81 million, and $26 million in 2023, 2022, and 2021, respectively, due to exiting of certain leased properties which resulted in a reduction of ROU lease assets and related leasehold improvements. See "Note 6—Leases" for additional information. In the year ended December 31, 2023, we recognized a gain of $17 million due to the sale of an owned property. We also incurred a loss of $14 million related to another owned property, which was previously held for sale in the year ended December 31, 2023.

During the year ended December 31, 2023, approximately $74 million of losses were recorded in restructuring and other, which included net loss on sale of loans and interest receivable previously held for sale (inclusive of transaction costs) and fair value adjustments in order to measure loans and interest receivable, held for sale, at the lower of cost or fair value.

In the fourth quarter of 2023, we completed the sale of Happy Returns and recorded a pre-tax gain of $339 million, net of transaction costs, in restructuring and other. For additional information on the divestiture, see "Note 4—Business Combinations and Divestitures".

Note 18—Subsequent Events

In January 2024, management initiated a global workforce reduction intended to streamline operations, focus resources on core strategic priorities, and improve our cost structure. We estimate this reduction will impact approximately 8% of our employees and result in approximately $120 million of restructuring charges, primarily related to employee severance and benefits costs. The actions associated with this plan are expected to be substantially completed by the first quarter of 2024.

In addition to this workforce reduction, as a part of this overall strategy, we have also committed to reassess our previous hiring plans with a focus on identifying additional efficiency opportunities, such as the deployment of more automation. This additional commitment to rationalize growth in employee headcount may not directly result in restructuring charges.

Financial Statement Schedule

The Financial Statement Schedule II—VALUATION AND QUALIFYING ACCOUNTS is filed as part of this Annual Report on Form 10-K.

	Balance at Beginning of Period	Charged/ (Credited) to Net Income	Charged to Other Accounts	Charges Utilized/ (Write-offs)	Balance at End of Period
			(In millions)		
Allowance for Transaction Losses and Negative Customer Balances					
Year Ended December 31, 2021	$ 414	$ 1,153	$ —	$ (1,212)	$ 355
Year Ended December 31, 2022	$ 355	$ 1,170	$ —	$ (1,247)	$ 278
Year Ended December 31, 2023	$ 278	$ 1,192	$ —	$ (1,188)	$ 282
Allowance for Loans and Interest Receivable					
Year Ended December 31, 2021	$ 838	$ (104)	$ —	$ (243)	$ 491
Year Ended December 31, 2022	$ 491	$ 437	$ —	$ (330)	$ 598
Year Ended December 31, 2023	$ 598	$ 539	$ —	$ (597)	$ 540

Item 16. Form 10-K Summary

None.

Index of Exhibits

Exhibit Number	Exhibit Description	Filed with this Form 10-K	Incorporated by Reference	
			Form	Date Filed
2.01	Separation and Distribution Agreement by and between eBay Inc. and PayPal Holdings, Inc.		10-12B/A	6/26/2015
3.01	PayPal Holdings, Inc. Restated Certificate of Incorporation		10-Q	7/27/2017
3.02	PayPal Holdings, Inc. Amended and Restated Bylaws effective September 27, 2023		8-K	10/2/2023
4.01	Description of Securities		10-K	2/6/2020
4.02	Indenture, dated as of September 26, 2019, by and between PayPal Holdings, Inc. and Wells Fargo Bank, National Association, as Trustee		8-K	9/26/2019
4.03	Officer's Certificate, dated as of September 26, 2019, pursuant to the Indenture, dated as of September 26, 2019, by and between PayPal Holdings, Inc. and Wells Fargo Bank, National Association, as Trustee		8-K	9/26/2019
4.04	Form of 2022 Note (included in Exhibit 4.03)		8-K	9/26/2019
4.05	Form of 2024 Note (included in Exhibit 4.03)		8-K	9/26/2019
4.06	Form of 2026 Note (included in Exhibit 4.03)		8-K	9/26/2019
4.07	Form of 2029 Note (included in Exhibit 4.03)		8-K	9/26/2019
4.08	Officer's Certificate, dated as of May 18, 2020, pursuant to the Indenture, dated as of September 26, 2019, by and between PayPal Holdings, Inc. and Wells Fargo Bank, National Association, as Trustee		8-K	5/18/2020
4.09	Form of 2025 Note (included in Exhibit 4.08)		8-K	5/18/2020
4.10	Form of 2030 Note (included in Exhibit 4.08)		8-K	5/18/2020
4.11	Form of 2050 Note (included in Exhibit 4.08)		8-K	5/18/2020
4.12	Officer's Certificate, dated as of May 23, 2022, pursuant to the Indenture, dated as of September 26, 2019, by and between PayPal Holdings, Inc. and Wells Fargo Bank, National Association, as Trustee		8-K	5/23/2022
4.13	Form of 2027 Note (included in Exhibit 4.2)		8-K	5/23/2022
4.14	Form of 2032 Note (included in Exhibit 4.2)		8-K	5/23/2022
4.15	Form of 2052 Note (included in Exhibit 4.2)		8-K	5/23/2022
4.16	Form of 2062 Note (included in Exhibit 4.2)		8-K	5/23/2022
4.17	Officer's Certificate pursuant to the Indenture, dated as of June 9, 2023		8-K	6/9/2023
4.18	Form of Note for 0.813% Notes due 2025 (included in Exhibit 4.17)		8-K	6/9/2023
4.19	Form of Note for 0.972% Notes due 2026 (included in Exhibit 4.18)		8-K	6/9/2023
4.20	Form of Note for 1.240% Notes due 2026 (included in Exhibit 4.18)		8-K	6/9/2023
10.01	Tax Matters Agreement by and between eBay Inc. and PayPal Holdings, Inc. dated July 17, 2015		8-K	7/20/2015

			Incorporated by Reference	
Exhibit Number	Exhibit Description	Filed with this Form 10-K	Form	Date Filed
10.02+	PayPal Employee Incentive Plan, as amended and restated		DEF 14A	4/14/2016
10.03+	PayPal Holdings, Inc. Amended and Restated 2015 Equity Incentive Award Plan		8-K	5/31/2023
10.04+	PayPal Holdings, Inc. Amended and Restated Deferred Compensation Plan effective November 6, 2018		10-K	2/7/2019
10.05+	PayPal Holdings, Inc. Executive Change in Control and Severance Plan, as amended and restated, effective as of September 27, 2021		10-Q	11/9/2021
10.06+	Form of Indemnity Agreement between PayPal Holdings, Inc. and individual directors and officers		10-12B/A	5/14/2015
10.07+	Form of Global Restricted Stock Unit Award Grant Notice and Restricted Stock Unit Award Agreement under the PayPal Holdings, Inc. 2015 Equity Incentive Award Plan		10-12B/A	5/14/2015
10.08+	Form of Global Performance Based Restricted Stock Unit Award Grant Notice and Performance Based Restricted Stock Unit Award Agreement under the PayPal Holdings, Inc. 2015 Equity Incentive Award Plan, as amended and restated		10-Q	4/27/2017
10.09+	Form of Global Notice of Grant of Stock Option and Stock Option Agreement under the PayPal Holdings, Inc. 2015 Equity Incentive Award Plan		10-12B/A	5/14/2015
10.10+	Form of Director Annual Award Agreement under the PayPal Holdings, Inc. 2015 Equity Incentive Award Plan		10-12B/A	5/14/2015
10.11+	Form of Electing Director Quarterly Award Agreement under the PayPal Holdings, Inc. 2015 Equity Incentive Award Plan		10-12B/A	5/14/2015
10.12+	PayPal Holdings, Inc. Amended and Restated Employee Stock Purchase Plan		8-K	5/25/2018
10.13+	Amendment to PayPal Holdings, Inc. Amended and Restated Employee Stock Purchase Plan		10-Q	11/9/2021
10.14+	PayPal Holdings, Inc. 2022 Inducement Plan		10-Q	8/2/2022
10.15+	Offer Letter dated September 29, 2014 between eBay Inc. and Daniel Schulman		10-12B/A	5/14/2015
10.16+	Amendment dated December 31, 2014 to Offer Letter between eBay Inc. and Daniel Schulman		10-12B/A	5/14/2015
10.17+	Letter dated April 13, 2015 from eBay Inc. to Jonathan Auerbach		10-K	2/11/2016
10.18+	Letter Agreement, dated April 17, 2016, between Aaron Karczmer and PayPal Holdings, Inc.		10-Q	4/27/2017
10.19+	Letter Agreement effective July 13, 2022, between Blake Jorgensen and PayPal Holdings, Inc.		10-Q	8/2/2022
10.20+	Letter Agreement dated June 15, 2022 between Gabrielle Rabinovitch and PayPal Holdings, Inc.		8-K	6/17/2022
10.21+	Letter Agreement dated September 27, 2022 between Gabrielle Rabinovitch and PayPal Holdings, Inc.		8-K	10/3/2022
10.22+	Letter Agreement dated September 1, 2022 between John Kim and PayPal Holdings, Inc.		10-Q	11/3/2022
10.23+	Letter Agreement by and between PayPal Holdings, Inc. and Alex Chriss, dated August 10, 2023		8-K	8/14/2023

| | | | Incorporated by Reference | |
| | | Filed with this | | |
Exhibit Number	Exhibit Description	Form 10-K	Form	Date Filed
10.24+	Offer Letter, dated October 29, 2023, by and between PayPal Holdings, Inc. and Jamie Miller		8-K	11/1/2023
10.25+^	Transition Agreement by and between PayPal, Inc. and Gabrielle Rabinovitch, dated December 21, 2023		8-K	12/22/2023
10.27	Credit Agreement, dated as of June 7, 2023, among PayPal Holdings, Inc. the Designated Borrowers party thereto, the Lenders party thereto and JPMorgan Chase Bank, N.A. and J.P. Morgan Securities Australia Limited, as the Administrative Agents		8-K	6/13/2023
10.28†	Receivables Purchase Agreement, dated as of June 16, 2023 in the form as amended and restated as of October 13, 2023 by and between PayPal (Europe) S.à r.l. et Cie, SCA (as Seller and Receivables Manager), Alps Partners S.à r.l. (as Purchaser), BNY Mellon Corporate Trustee Services limited (as Security Agent), Avega S.à r.l. (as Back-Up Receivables Manager Facilitator) and Alps Partners (Holding) S.à r.l. (as Class C Lender)		10-Q	11/2/2023
10.29†	Receivables Management Agreement, dated as of June 16, 2023 in the form as amended and restated as of October 13, 2023 by and between PayPal (Europe) S.à r.l. et Cie, SCA (as Seller and Receivables Manager), Alps Partners S.à r.l. (as Purchaser), Avega S.à r.l. (as Back-Up Receivables Manager Facilitator) and Alps Partners (Holding) S.à r.l. (as Class C Lender)		10-Q	11/2/2023
10.30+	Offer Letter, dated October 23, 2023, by and between PayPal Holdings, Inc. and Michelle Gill	X		
10.31+	Offer Letter, dated October 23, 2023, by and between PayPal Holdings, Inc. and Diego Scotti	X		
10.32+	Offer Letter, dated December 4, 2023, by and between PayPal Holdings, Inc. and Suzan Kereere	X		
10.33+	Independent Director Compensation Policy	X		
21.01	List of Subsidiaries	X		
22.01	PricewaterhouseCoopers LLP consent	X		
23.01	Power of Attorney (see signature page)	X		
31.01	Certification of PayPal Holdings, Inc.'s Chief Executive Officer, as required by Section 302 of the Sarbanes-Oxley Act of 2002	X		
31.02	Certification of PayPal Holdings, Inc.'s Chief Financial Officer, as required by Section 302 of the Sarbanes-Oxley Act of 2002	X		
32.01	Certification of PayPal Holdings, Inc.'s Chief Executive Officer, as required by Section 906 of the Sarbanes-Oxley Act of 2002	X		
32.02	Certification of PayPal Holdings, Inc.'s Chief Financial Officer, as required by Section 906 of the Sarbanes-Oxley Act of 2002	X		
97.1	PayPal Holdings, Inc. Mandatory Recovery Policy for Executive Officers	X		
101	The following financial information related to the Company's Annual Report on Form 10-K for the year ended December 31, 2023, formatted in iXBRL (Inline Extensible Business Reporting Language): (i) the Consolidated Balance Sheets, (ii) the Consolidated Statements of Income (Loss), (iii) the Consolidated Statements of Comprehensive Income (Loss), (iv) the Consolidated Statements of Stockholders' Equity, (v) the Consolidated Statements of Cash Flows; and (vi) the related Notes to Consolidated Financial Statements	X		

ANNUAL REPORT

| | | Incorporated by Reference | | |
| | | Filed with this | | |
Exhibit Number	Exhibit Description	Form 10-K	Form	Date Filed
104	Cover Page Interactive Data File, formatted in iXBRL and contained in Exhibit 101	X		

+   Indicates a management contract or compensatory plan or arrangement.

†   Certain portions of this exhibit have been omitted pursuant to Item 601(b)(10)(iv) of Regulation S-K.

^   Schedules and exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Registrant agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on February 7, 2024.

PayPal Holdings, Inc.

By: */s/ Alex Chriss*

Name: Alex Chriss
Title: President, Chief Executive Officer and Director

ANNUAL REPORT

Power of Attorney

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Alex Chriss, Jamie Miller, Bimal Patel, Brian Y. Yamasaki and Hasitha Verma, and each or any one of them, each with the power of substitution, his or her attorney-in-fact, to sign any amendments to this report, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his or her substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed below by the following persons on behalf of the Registrant and in the capacities indicated on February 7, 2024.

Principal Executive Officer:

By: */s/ Alex Chriss*

Alex Chriss
President, Chief Executive Officer and Director

Principal Financial Officer and Principal Accounting Officer:

By: */s/ Jamie Miller*

Jamie Miller
Executive Vice President, Chief Financial Officer

Additional Directors

By: */s/ Rodney C. Adkins*

Rodney C. Adkins
Director

By: */s/ John J. Donahoe*

John J. Donahoe
Director

By: */s/ Belinda Johnson*

Belinda Johnson
Director

By: */s/ Gail J. McGovern*

Gail J. McGovern
Director

By: */s/ David M. Moffett*

David M. Moffett
Director

By: */s/ Frank D. Yeary*

Frank D. Yeary
Director

By: */s/ Jonathan Christodoro*

Jonathan Christodoro
Director

By: */s/ David W. Dorman*

David W. Dorman
Director

By: */s/ Enrique Lores*

Enrique Lores
Director

By: */s/ Deborah M. Messemer*

Deborah M. Messemer
Director

By: */s/ Ann M. Sarnoff*

Ann M. Sarnoff
Director

Stock Performance Graph

This performance graph shall not be deemed "soliciting material" or to be "filed" with the Securities and Exchange Commission (the "SEC") for purposes of Section 18 of the Securities Exchange Act of 1934, or otherwise subject to the liabilities under that Section, and shall not be deemed to be incorporated by reference into any of our filings under the Securities Act of 1933.

The graph below shows the cumulative total stockholder return of an investment of $100 in our common stock during the period beginning December 31, 2018 through December 31, 2023, compared to the S&P 500 Index and the S&P 500 Software & Services Select Industry Index. These indices are included only for comparative purposes as required by SEC rules and do not necessarily reflect management's opinion that such indices are an appropriate measure of the relative performance of our common stock. Stockholder returns over the indicated periods should not be considered indicative of future stock price or stockholder returns.



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Our Mission

Revolutionize commerce globally.

Our Leadership Principles

Our Leadership Principles are integrated with our core values and outline a common set of expectations for all employees for how they drive positive impact through their work.

 **Put people first**

- Build the next generation, unlocking their superpowers
- Provide and seek constructive feedback – clear is kind
- Choose inclusion and foster belonging

 **Work customer back**

- Focus on our customers' greatest needs, sweating every detail
- Solve with tech and innovation
- Create simple and valuable customer experiences

 **Win together**

- Do the right thing
- Operate with velocity and an ownership mindset
- Deliver great end-to-end results
- Work as One PayPal

Integrated with Our Values: Inclusion | Innovation | Collaboration | Wellness





PayPal

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